Form 10KSB, Exhibit 13
period 1998-12-31
DECATUR FIRST BANK GROUP INC
filed 1999-03-31
CIK 1024918

                                                                    EXHIBIT 13.1

                        DECATUR FIRST BANK GROUP, INC.

                              1998 Annual Report

                         Decatur First Bank Group, Inc

                               Table of Contents


                                                                         Page
                                                                         ----

To Our Shareholders....................................................     1
Management's Discussion and Analysis...................................     2
Independent Auditors' Report...........................................     8
Consolidated Financial Statements......................................     9
Notes to Consolidated Financial Statements.............................    14
Statistical Information................................................    26
Corporate and Shareholder Information..................................    33

             [LOGO OF DECATUR FIRST BANK GROUP, INC. APPEARS HERE]

Decatur First Bank Group, Inc., a Georgia Corporation (the "Company"), is a holding company engaged in commercial banking primarily in Dekalb County, Georgia. The Company currently has one subsidiary, Decatur First Bank (the "Bank"), which is active in retail and commercial banking.

There is no established public trading market for the Company's Common Stock. As of March 1, 1999, the Company had 951 shareholders of record.

It is the policy of the Board of Directors to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the Company. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company. The Company declared no dividends in 1998 and is not expected to do so for the foreseeable future. Information on restrictions on the amount of dividends payable by the Company and the Bank appears in Note 10 to the Company's Audited Financial Statements.

This report serves as our annual disclosure statement as required by the Federal Deposit Insurance Corporation. This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

                [LOGO OF DECATUR FIRST BANK, INC. APPEARS HERE]

To our Shareholders:

You make Decatur First! I would like to thank each of you for the confidence you have shown in the directors and management of Decatur First Bank Group, Inc. If you bank with us - great! If not, please consider doing it. Our customer service is the best you will find! Our products and rates are very competitive. If you live or work anywhere near Decatur, you should bank with us.

During 1998 we added a Small Business Administration (SBA) Department. We were fortunate to have Steve King join us after 12 years experience in the SBA area with other financial institutions. We also hired a Commercial Lender and a Sales Manager.

As you look through our December 31, 1998 balance sheet, you will see some of the reasons we are so excited about the support we have received from this community. Our deposits totaled $30 million after only 16 months in business. This is ahead of our plan. Loans are lower than anticipated, however, we are taking aggressive steps to enhance our loan programs.

We are very pleased that our net loss was lower than our projections. Most new banks plan to be cumulatively profitable in the third year of operation. We expect to make this goal.

The Bank continues to focus on the use of technology as a way to be more productive and offer greater convenience to our customers. We plan to offer Internet banking during the second quarter of this year. We are exploring ways to offer first mortgage loans. We are open to looking at any product or service our customers need.

This year offers some special challenges. The greatest challenge we all face is being sure we are ready for the Year 2000. Decatur First Bank is working very closely with all of our vendors and the banking regulators to prepare for the new millennium. We will be changing data processing providers as of April 2, 1999, to help insure that Decatur First Bank is Y2K ready. We are confident that we are taking all the proper precautions and will continue to test our systems and follow up with our vendors. Decatur First Bank is also completing a 3,600 square foot addition to the building that was begun in December 1998.

Community involvement is the cornerstone of our Bank. We continue to look for ways we can support the quality of life and economic vitality of Decatur and the surrounding areas.

Please call on us any time we can help you or your friends with any banking needs!

                                        Sincerely,

                                        /s/ Judy B. Turner
                                        -------------------------
                                        Judy B. Turner
                                        President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   Decatur First Bank Group, Inc. (the "Company") opened for business through its banking subsidiary, Decatur First Bank (the "Bank") on September 2, 1997, and prior to that date activities of the entity were devoted solely to securing banking facilities, raising capital and procuring management and other personnel.

   The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles (GAAP) and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determinations of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with deferred tax assets, the recognition of which are based on future taxable income.

   The financial information furnished herein reflects all adjustments which are, in the opinion of management, necessary to present a fair statement of the results of operations and financial position for the periods covered herein. All such adjustments are of a normal recurring nature.

Financial Condition - 1998 vs. 1997

   During 1998, average total assets increased $21,195,000 (322%) in comparison with 1997. Average deposits increased $17,557,000 (1,200%) in 1998 over 1997 and average loans increased $5,533,000 (1,762%). Total assets at December 31, 1998 were $38,446,000 representing a $20,820,000 (118%) increase from December 31, 1997. Deposits increased $21,336,000 (246%) from December 31, 1997. Net loans increased $8,133,000 (531%).

   Non-performing loans at December 31, 1998, totaled $127,000.

   At December 31, 1998 and 1997, the Bank had no outstanding derivative financial instruments such as swaps, options, futures or forward contracts.

   The Bank was most recently examined by its primary regulatory authority as of June 30, 1998. There were no recommendations by the regulatory authority that, in management's opinion, will have material effects on the Bank's liquidity, capital resources or operations.

Results of Operations - 1998 vs. 1997

   The Bank's operational results depend to a large degree on net interest income, which is the difference between the interest income received from its investments (such as loans, investment securities, federal funds sold, etc.) and the interest expense which is paid on deposit liabilities.

   For the twelve months ended December 31, 1998, the Bank's yield on earning assets was 6.65% while the cost of funding sources was 3.98%. While the net interest spread is 2.67%, net interest margin, which considers the effect of non-interest bearing deposits, was 4.27%, a 1.53% decrease as compared to the same period in the prior year. Net interest margin is lower than the prior year due to an increase in the cost of interest bearing deposits and a decrease in non-interest bearing deposits relative to total deposits. Net interest income in the aggregate increased for the twelve months ended December 31, 1998 over the same period for 1997 primarily due to the volume of earning assets and interest bearing liabilities.

[LOGO OF DECATUR FIRST BANK APPEARS HERE]

   The provision for loan losses in 1998 was $314,800 compared to $32,000 in 1997. The increase in the provision for loan losses was primarily attributable to the volume of loan growth during 1998 and specifically identified problem credits. The provision for loan losses continues to reflect management's estimate of potential losses inherent in the loan portfolio and the creation of an allowance for loan losses adequate to absorb such losses. The allowance for loan losses at December 31, 1998 totaled $198,055, representing 2.01% of total loans compared to the December 31, 1997 total of $32,000 which also represented 2.05% of total loans. Net charge-offs were $148,745 during 1998. An external independent loan review function is utilized by the Bank. All loans $100,000 or more, fifty percent of loans $75,000 to $100,000, twenty-five percent of loans $50,000 to $75,000 and fifteen percent of loans below $50,000 are reviewed annually and placed into various loan grading categories which assists in developing lists of potential problem loans. These loans are regularly monitored by the loan review process to ensure early identification of repayment problems so that adequate allowances can be made through the provision for loan losses. Management believes that these levels of allowance are appropriate based on the Bank's loan portfolio and the current economic conditions.

   Other operating income for the twelve months ended December 31, 1998 totaled $170,000, representing a $159,000 (1,442%) increase from December 31, 1997. This increase was associated with an increase in service charges on deposit accounts of approximately $83,000 related to an increase in the number of accounts and a $41,000 increase in fees from the sales of SBA loans. Other operating expenses in 1998 were $1,409,000, a $659,000 (88%) increase compared with 1997 levels, primarily due to additional personnel and occupancy expense. Additionally, the Bank adopted early the provisions of Statement of Position 98-5 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and reported the charge for unamortized organization costs as a cumulative effect of a change in accounting principle in the amount of $78,560.

Results of Operations - 1997 vs. 1996

   The 1997 amounts reflect only four full months of operations, while the 1996 amounts reflect no operations of the Bank, but reflect the organizational efforts associated with the earliest stages of formation. As such, there is little to no value in drawing a comparative for these periods.

Investments

   The investment portfolio consists of debt securities which provide the Bank with a source of liquidity and a long-term, relatively stable source of income. Additionally, the investment portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits.

Liquidity

   The Bank must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, the Bank keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of the Bank to monitor its liquidity to meet regulatory requirements and their local funding requirements.

   The Bank maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Bank has arrangements with these correspondent banks for short term unsecured advances up to $2,750,000, and a $1,000,000 line with the Federal Reserve Bank of Atlanta.

   Cash and cash equivalents increased $1,303,000 from December 31, 1997. Cash inflows from financing activities totaled $21,336,000, attributable to net deposit increases during 1998.

   During 1998, cash used by operating activities totaled $316,000, while investing activities used $19,717,000, of which security purchases, net of sales, calls, and paydowns of investment securities totaled $11,151,000. Additionally, 5$8,447,000 represented new loans to customers, net of repayments.

[LOGO OF DECATUR FIRST BANK APPEARS HERE]

Capital Resources

   The Company continues to maintain adequate capital ratios. The following tables present the Company's regulatory capital position at December 31, 1998.


                                            Risk-Based Capital Ratios
                                          Actual as of December 31, 1998
                                          ------------------------------

      Tier 1 Capital                                  46.5%
      Tier 1 Capital minimum requirement               4.0%
                                                      ----
      Excess                                          42.5%
                                                      ====
      Total Capital                                   47.6%
      Total Capital minimum requirement                8.0%
                                                      ----
      Excess                                          39.6%
                                                      ====
      Tier 1 Capital to adjusted total assets
      ("Leverage Ratio")                              24.2%
      Minimum leverage requirement                     4.0%
                                                      ----

      Excess                                          20.2%
                                                      ====

Asset/Liability Management

   It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories made by local individuals, partnerships and corporations. The objective of the policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

   The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to the Board of Directors on a monthly basis.

   One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by taking all assets that reprice or mature within a given time frame and subtracting all liabilities that reprice or mature within that same time frame. The difference between these two amounts is called the "gap", the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing.

   A negative gap (more liabilities repricing than assets) generally indicates that the Company's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the Company's net interest income will decrease if rates fall and will increase if rates rise.

   The following table summarizes the amounts of interest-earning asets and interest-bearing liabilities outstanding at December 31, 1998 that are expected to mature, prepay or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities. The Bank's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawl, are included in the "Three Months or Less" category, although historical experience has proven these deposits to be more stable over the course of a year.


[LOGO OF DECATUR FIRST BANK APPEARS HERE]


At December 31, 1998

                                                  Maturing or Repricing in
                                                  ------------------------
                                                   (dollars in thousands)

                                        Three       Four
                                      Months or   Months to   1 to 5   Over 5
                                        Less      12 Months   Years    Years    Total
                                      ---------   ---------   ------   ------   ------
Interest-earning assets:
 Federal funds sold                    $  5,290           -        -        -    5,290
 Investment securities                      250       4,784   12,526    2,225   19,785
 Loans                                    5,002         549    3,599      712    9,862
                                       --------     -------   ------    -----   ------

Total interest-bearing assets          $ 10,542       5,333   16,125    2,937   34,937
                                       ========     =======   ======    =====   ======

Interest-bearing liabilities:
 Deposits:
   Savings and demand                  $ 19,694           -        -        -   19,694
   Time deposits                          2,854       5,632    1,821            10,307
                                       --------     -------   ------    -----   ------

Total interest-bearing liabilities     $ 22,548       5,632    1,821        -   30,001
                                       ========     =======   ======    =====   ======

Interest sensitive difference
 per period                            $(12,006)       (299)  14,304    2,937    4,936
                                       ========     =======   ======    =====   ======
Cumulative interest sensitivity
 difference                            $(12,006)    (12,305)   1,999    4,936
                                       ========     =======    ======   =====
Cumulative difference to total
  assets                                (34.36)%    (35.22)%    5.72%   14.13%
                                       ========     =======    ======   =====

   At December 31, 1998, the difference between the Company's liabilities and assets repricing or maturing within one year was $12,000. Due to an excess of liabilities repricing or maturing within one year, a rise in interest rates would cause the Company's net interest income to decline.

   Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may reflect changes in market interest rates differently. Additionally, certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Other factors which may affect the assumptions made in the table include changes in interest rates, pre-payment rates, early withdrawal levels and the ability of borrowers to service their debt.

Inflation

   Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. The Company copes with the effects of inflation through the management of its interest rate sensitivity gap position, by periodically reviewing and adjusting its pricing of services to consider current costs, and through managing its level of net income relative to its dividend payout policy.

Year 2000 Issue

   The Company utilizes and is dependent upon data processing systems and software to conduct its business. The approach of the Year 2000 presents a problem in that many computer programs have been written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. For example, computer systems may compute payment, interest, delinquency or other figures important to the operations of the Company based on the wrong date. This could result in internal system failure or miscalculation, and also creates risk for the Company from third parties with whom the Company deals on financial transactions.

[LOGO OF DECATUR FIRST BANK APPEARS HERE]

     The Company's State of Readiness

     The FDIC has issued guidelines for insured financial institutions with respect to Year 2000 compliance. The Company has developed a Year 2000 Readiness plan based in part on the guidelines and timetables issued by the FDIC. The Company's Readiness plan focuses on four primary areas: (1) service providers, (2) in-house computers and systems located at the Bank's office, (3) third-party and customer relationships, and (4) contingency planning. The Company has designated a Year 2000 Committee, headed by its Cashier/Chief Operating Officer who is making Year 2000 readiness assessments and remediation where necessary. The Company has also established a Year 2000 Steering Committee consisting of its President/CEO and three additional Board members to monitor activities and to offer support and guidance.

       Service Providers
       -----------------

       The Company has identified all mission critical service providers. Of the four considered critical, the Company has a detailed plan written to facilitate testing of mutually transmitted information for three of them. As to the fourth, the Company has elected to change to a data processing company that is well established and is currently using software designated as compliant. Conversion to this company is scheduled to occur during the second quarter of 1999.

       The Company is actively communicating with and monitoring the progress of all providers and vendors to assess the impact of Year 2000 issues on their companies and their ability to provide products and services. The Company will consider new business relationships with alternate providers or vendors if necessary.

       The Company has contracted with a well-known and respected CPA firm to act as the third party review of all test results. These CPAs will evaluate the technical information in these results and offer informed suggestions and or recommendations.

       In-house Computers and Systems
       ------------------------------

       The Company has performed a comprehensive inventory of all equipment, to include the vaults, computers and systems, such as security, telephone, heating and air conditioning. The computers were tested using software designed for the purpose of determining Year 2000 compliance and were deemed compliant. The Company contacted the vendors of its equipment and systems and during testing did not identify any embedded microchips to be century date sensitive.

       Third Party and Customer Relationships
       ---------------------------------------

       The Company is attempting to maintain communication with suppliers and vendors to determine the impact of such third parties' failure to remediate their own Year 2000 issues. These third parties include other financial institutions, office supply vendors and telephone, electric and other utility companies. The Company is encouraging its customers to conduct their own Year 2000 assessment and take appropriate steps to become Year 2000 compliant.

       The Company has completed an assessment of its depository and loan relationship customers. This assessment process is on going and is a required procedure in the underwriting of any new commercial loan. Additionally, the Company encourages its larger and commercial borrowers to assess the potential impact of Year 2000 and their ability to remain current on loan repayments.

       Contingency Plans
       ------------------

       As part of the Company's normal business practice, it maintains contingency plans to follow in the event of emergency situations, some of which could arise from Year 2000-related problems. The Company is formulating a detailed Year 2000 contingency plan, which will assess several possible scenarios to which the Company may be required to react. The Company's formal Year 2000 contingency plan is expected to be completed by the end of second quarter 1999.

[LOGO OF DECATUR FIRST BANK APPEARS HERE]

     Financial Implications

     The Company believes that, since the majority of its equipment is relatively new, Year 2000 will not pose significant internal operational problems or generate material additional expenditures. Maintenance, testing and modification costs will be expensed as incurred. The Company does not expect the amounts required to be expensed to resolve Year 2000 issues to have a material effect on its financial position or results of operations. The Company currently estimates that the costs of assessing, testing and remediation of Year 2000 issues will total approximately $50,000. The anticipated costs associated with the Company's Year 2000 compliance program do not include time and costs that may be incurred as a result of any potential failure of third parties to become Year 2000 compliant or costs to implement the Company's contingency plans.

     Potential Risks

     The Year 2000 issue presents a number of risks to the business and financial condition of the Company and the Bank. External factors, which include but are not limited to electric, telephone and water service, are beyond the control of the Company and the failure of such systems could have a negative impact on the Company, its customers and third parties on whom the Company relies for its day-to-day operations. The business of many of the Company's customers may be negatively affected by the Year 2000 issue, and any financial difficulties incurred by the Company's customers in connection with the century change could negatively affect such customers' ability to repay loans to the Company. The failure of the Bank's computer system or applications or those operated by customers or third parties could have a material adverse effect on the Company's results of operations and financial condition.

The foregoing are forward-looking statements reflecting management's current assessment and estimates with respect to the Company's Year 2000 compliance efforts and the impact of Year 2000 issues on the Company's business and operations. Various factors could cause actual plans and results to differ materially from those contemplated by such assessments, estimates and forward-looking statements, many of which are beyond the control of the company. Some of these factors include, but are not limited to representations by the Company's vendors, providers, counterparties, technological advances, economic considerations and consumer perceptions. The Company's Year 2000 compliance program is an ongoing process involving continual evaluation and may be subject to change in response to new developments.

[LOGO OF DECATUR FIRST BANK APPEARS HERE]

             [LETTERHEAD OF PORTER KEADLE MOORE, LLP APPEARS HERE]

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors
Decatur First Bank Group, Inc.

We have audited the accompanying consolidated balance sheets of Decatur First Bank Group, Inc. and subsidiary as of December 31, 1998 and 1997, and the related statements of operations, comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 1998 and 1997 and the period from August 2, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Decatur First Bank Group, Inc. and subsidiary as of December 31, 1998 and 1997 and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 and the period from August 2, 1996 (inception) to December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for organizational costs in 1998.


                                        /s/ PORTER KEADLE MOORE, LLP

Atlanta, Georgia
January 28, 1999

                        DECATUR FIRST BANK GROUP, INC.

                          Consolidated Balance Sheets

                          December 31,  1998 and 1997

                                    Assets
                                    ------
                                                                       1998            1997
                                                                   -----------       ---------
Cash and due from banks                                            $ 2,339,634       1,966,791
Federal funds sold                                                   5,290,000
                                                                                     4,360,000
Cash and cash equivalents                                            7,629,634       6,326,791
Investment securities available for sale                            18,884,149       5,503,583
Investment securities held to maturity
  (market value of $904,835 and $3,089,875)                            900,752       3,086,821
Loans, net                                                           9,663,772       1,531,200
Premises and equipment, net                                            965,280         943,817
Accrued interest receivable and other assets                           402,513         233,829
                                                                   -----------      ----------
                                                                   $38,446,100      17,626,041
                                                                   ===========      ==========

                          Liabilities and Shareholders' Equity
                          ------------------------------------
Deposits:
  Demand                                                           $ 6,725,501       1,557,191
  Money market and NOW accounts                                     12,294,834       4,486,376
  Savings                                                              673,702         203,049
  Time                                                               7,336,516       1,709,237
  Time over $100,000                                                 2,971,198         709,699
                                                                   -----------      ----------

    Total deposits                                                  30,001,751       8,665,552

Accrued interest payable and other liabilities                          88,052         134,097
                                                                   -----------      ----------

    Total liabilities                                               30,089,803       8,799,649
                                                                   -----------      ----------

Commitments
Shareholders' equity:
  Preferred stock, no par value; 2,000,000 shares authorized;
    no shares issued and outstanding                                         -               -
  Common stock, par value $5; 10,000,000 shares authorized;
    941,924 and 941,544 issued and outstanding, respectively         4,709,620       4,707,720
  Additional paid-in capital                                         4,669,936       4,668,036
  Accumulated deficit                                               (1,115,349)       (545,866)
  Accumulated other comprehensive income                                92,090          (3,498)
                                                                   -----------      ----------

Total shareholders' equity                                          8,356,297       8,826,392
                                                                   -----------      ----------
                                                                   $38,446,100      17,626,041
                                                                   ===========      ==========

See accompanying notes to consolidated financial statements.

                        DECATUR FIRST BANK GROUP, INC.

                     Consolidated Statements of Operations

                For the Years Ended December 31, 1998 and 1997
      and the Period from August 2, 1996 (inception) to December 31, 1996

                                                                             1998               1997          1996
                                                                          -----------        ---------       -------
Interest income:
  Interest and fees on loans                                              $   561,449           42,315             -
  Interest on taxable investment securities                                   847,429          218,194             -
  Interest on federal funds sold                                              247,865          138,020             -
    Total interest income                                                   1,656,743          398,529             -
                                                                          -----------        ---------       -------
Interest expense:
  Interest on money market and NOW accounts                                   239,323           21,482             -
  Interest on savings and time deposits                                       354,590           23,682             -
  Other                                                                             -           21,886         3,042
                                                                          -----------        ---------       -------
    Total interest expense                                                    593,913           67,050         3,042
                                                                          -----------        ---------       -------

    Net interest income (expense)                                           1,062,830          331,479        (3,042)
Provision for loan losses                                                     314,800           32,000             -
                                                                          -----------        ---------       -------
    Net interest income (expense) after provision for loan losses             748,030          299,479        (3,042)
                                                                          -----------        ---------       -------

Other income:
  Service charges on deposit accounts                                          88,876            5,517             -
  Gain on sale of loans                                                        40,770                -             -
  Other income                                                                 40,165            5,493             -
                                                                          -----------        ---------       -------
    Total other income                                                        169,811           11,010             -
                                                                          -----------        ---------       -------

Other expenses:
  Salaries and employee benefits                                              734,796          346,273        64,935
  Occupancy and equipment                                                     178,536          103,549        19,065
  Other operating                                                             495,432          300,045        19,446
                                                                          -----------        ---------       -------
    Total other expenses                                                    1,408,764          749,867       103,446
                                                                          -----------        ---------       -------

Net loss before cumulative effect of accounting change
 for organizational costs                                                     490,923          439,378       106,488

Cumulative effect of accounting change for organizational costs                78,560                -             -
                                                                          -----------        ---------       -------
    Net loss                                                              $   569,483          439,378       106,488
                                                                          ===========        =========       =======

Loss per common share:
  Loss before cumulative effect of accounting change
    for organizational costs                                              $      0.52             0.47          0.11
  Cumulative effect of accounting change for organizational costs                0.08                -             -
                                                                          -----------        ---------       -------

Net loss per share                                                        $      0.60             0.47          0.11
                                                                          ===========        =========       =======

Weighted average outstanding shares                                           941,624          941,544       941,544
                                                                          ===========        =========       =======



See accompanying notes to consolidated financial statements.

                        DECATUR FIRST BANK GROUP, INC.

                Consolidated Statements of Comprehensive Income

                For the Years Ended December 31, 1998 and 1997
      and the Period from August 2, 1996 (inception) to December 31, 1996

                                                                  1998        1997       1996
                                                                --------    --------    -------
Net loss                                                        $569,483     439,378    106,488

Other comprehensive income, consisting of
  unrealized (gains) losses on securities available for sale:
    Holding (gains) losses arising during period                 (95,588)      3,498          -
                                                                --------     -------    -------
    Comprehensive loss                                          $473,895     442,876    106,488
                                                                ========     =======    =======

See accompanying notes to consolidated financial statements.

                        DECATUR FIRST BANK GROUP, INC.

          Consolidated Statements of Changes in Stockholders' Equity

                For the Years Ended December 31, 1998 and 1997
      and the Period from August 2, 1996 (inception) to December 31, 1996


                                                                                  Accumulated
                                                     Additional                      Other
                                          Common       Paid-in     Accumulated   Comprehensive
                                          Stock        Capital       Deficit        Income       Total
                                        ----------   ----------    -----------   -------------  -------
Proceeds from issuance of
  organization shares                   $        5            5             -             -           10

Net loss                                         -            -      (106,488)            -     (106,488)
                                        ----------    ---------    ----------        ------    ---------

Balance, December 31, 1996                       5            5      (106,488)            -     (106,478)

Proceeds from stock offering, net
  of offering costs of $39,684           4,707,720    4,668,036             -                  9,375,756

Redemption of organization shares               (5)          (5)            -             -          (10)

Change in unrealized gain (loss) on
  securities available for sale                  -            -             -        (3,498)      (3,498)

Net loss                                         -            -      (439,378)            -     (439,378)
                                        ----------    ---------    ----------        ------    ---------

Balance, December 31, 1997               4,707,720    4,668,036      (545,866)       (3,498)   8,826,392

Issuance of common stock                     1,900        1,900             -                      3,800

Change in unrealized gain (loss) on
  securities available for sale                                                      95,588       95,588

Net loss                                         -            -      (569,483)            -     (569,483)
                                        ----------    ---------    ----------        ------    ---------

Balance, December 31, 1998              $4,709,620    4,669,936    (1,115,349)       92,090    8,356,297
                                        ==========    =========    ==========        ======    =========



See accompanying notes to consolidated financial statements.

                        DECATUR FIRST BANK GROUP, INC.

                     Consolidated Statements of Cash Flows

                For the Years Ended December 31, 1998 and 1997
    and for the Period from August 2, 1996 (inception) to December 31, 1996

                                                                           1998          1997          1996
                                                                           ----          ----          ----
Cash flows from operating activities:
  Net loss                                                              $(569,483)     (439,378)     (106,488)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
    Depreciation, amortization and accretion                              131,191        27,676             -
    Provision for loan losses                                             314,800        32,000             -
    Provision for stock awards                                                            3,800
    Cumulative effect of accounting change                                               78,560
    Loss on disposal of premises and equipment                                           18,262
    Change in:
      Accrued interest receivable                                        (204,646)     (150,769)            -
      Other assets                                                        (42,598)      (51,468)      (33,200)
      Accrued interest payable                                              52,051        16,319        1,232
      Other liabilities                                                    (98,096)       32,664       83,902
                                                                        ----------   -----------     --------
        Net cash used by operating activities                             (316,159)     (430,040)     (54,554)
                                                                        ----------   -----------     --------

Cash flows from investing activities:
  Proceeds from calls and maturities of investment securities
    held to maturity                                                     2,185,762       501,734            -
  Proceeds from calls and maturities of investment securities
    available for sale                                                   2,835,409     2,040,605            -
  Purchases of investment securities held to maturity                            -    (3,589,858)           -
  Purchases of investment securities available for sale                (16,172,639)   (7,548,869)           -
  Net change in loans                                                   (8,447,372)   (1,563,200)           -
  Purchase of premises and equipment                                      (118,357)     (948,814)     (20,193)

  Organization and offering costs                                                -             -     (101,328)
                                                                        ----------   -----------     --------

    Net cash used by investing activities                              (19,717,197)  (11,108,402)    (121,521)
                                                                        ----------   -----------     --------

Cash flows from financing activities:
  Net change in deposits                                                21,336,199     8,665,552            -
  Net change in line of credit                                                   -      (200,000)     200,000
  Proceeds from the sale of common stock, net of offering costs
    of $39,684                                                                   -     9,375,756            -
  Sale of (redemption of) organization shares                                    -           (10)          10
                                                                      -----------    ----------      --------

      Net cash provided by financing activities                         21,336,199    17,841,298      200,010
                                                                      -----------    -----------     --------
Net increase in cash and cash equivalents                                1,302,843     6,302,856       23,935
Cash and cash equivalents at beginning of year                           6,326,791        23,935            -
                                                                      ------------    ----------     --------
Cash and cash equivalents at end of year                              $  7,629,634     6,326,791       23,935
                                                                      ============   ===========     ========
Supplemental schedule of noncash investing and
  financing activities:
    Change in net unrealized loss on investment securities
      available for sale                                              $     95,588        (3,498)           -


Supplemental disclosures of cash flow information:
  Cash paid during the year for interest                              $    541,862        50,731        1,810

See accompanying notes to consolidated financial statements.

                        DECATUR FIRST BANK GROUP, INC.

                  Notes to Consolidated Financial Statements


(1)     Summary of Significant Accounting Policies

        Basis of Presentation and Nature of Operations
        ----------------------------------------------
        The consolidated financial statements include the accounts of Decatur First Bank Group, Inc. (the "Company") and its wholly owned subsidiary, Decatur First Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

        The Bank commenced business on September 2, 1997 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the "DBF"). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Company is regulated by the Federal Reserve Bank of Atlanta and also is subject to periodic examinations. The Bank provides a full range of commercial and consumer banking services throughout the Decatur and Dekalb County area in Georgia.

        Operations through December 31, 1996 related primarily to expenditures by the organizers for incorporating and organizing the Company.

        The accounting principles followed by the Company and the Bank, and the methods of applying these principles, conform with generally accepted accounting principles (GAAP) and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with the realization of deferred tax assets which are based on future taxable income.

        Investment Securities
        ---------------------
        The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held to maturity are classified as available for sale. At December 31, 1998 and 1997, there were no trading securities.

        Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

        A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

        Premiums and discounts are amortized or accreted over the life of the related securities as adjustments to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

        Loans and Allowance for Loan Losses
        -----------------------------------
        Loans are stated at principal amount outstanding, net of the allowance for loan losses. Unearned interest on discounted loans is recognized as income over the term of the loans using a method which approximates a level yield. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

                        DECATUR FIRST BANK GROUP, INC.

(1)     Summary of Significant Accounting Policies, continued
        Loans and Allowance for Loan Losses, continued
        -----------------------------------
        A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

        Servicing assets and liabilities are assessed for impairment or increased obligation based upon their fair values. When the Bank sells the portion of a loan guaranteed by the U.S. Small Business Administration ("SBA") the investment in the entire loan is allocated between the guaranteed and unguaranteed portions of the loan, as well as the servicing assets and interest-only strip receivable, based upon their respective fair market values at the date of sale. Gains on sales of loans, calculated by taking the net proceeds from the sale less the allocated sold portion of the loan, are presented in the statement of operations net of brokerage expenses.

        Servicing assets and interest-only strips receivable recognized from the sales of the portion of loans guaranteed by SBA with the retention of loan servicing are carried at the present value of estimated future net servicing income over the estimated lives of the related SBA loans, less amounts amortized. Amortization of these assets is computed using a level yield method over the estimated remaining lives of the related SBA loans taking into consideration assumed prepayment patterns. Servicing assets and interest-only strips receivable are measured for impairment periodically via stratification of the assets by predominant risk characteristic such as loan term and interest rate. No valuation allowances were required based upon the evaluation for impairment at December 31, 1998.

        The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

        Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. In determining the adequacy of the allowance for loan losses management uses a loan grading system that rates loans in seven different categories. Grades four through seven are assigned allocations of loss based on standard regulatory loss percentages used in regulatory examinations, while loans graded one through three are allocated estimated loss ranges based on targeted peer group percentages. The combination of these results are compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. Management uses an external loan review program to challenge and corroborate the internal loan grading system and provide additional analysis in determining the adequacy of the allowance and the future provisions for estimated loan losses.

        Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on judgments different than those of management.

                        DECATUR FIRST BANK GROUP, INC.

(1)     Summary of Significant Accounting Policies, continued
        Premises and Equipment
        ----------------------
        Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases. Costs incurred for maintenance and repairs are expensed currently.

        Depreciation expense is computed using the straight-line method over the following estimated useful lives:

             Leasehold improvements       10 - 25 years
             Furniture and equipment       5 - 10 years

        Organizational Costs - Accounting Change
        ----------------------------------------
        The Company incurred certain costs in connection with its organization which were capitalized. These costs were being amortized over five (5) years. During 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, which changed the accounting requirements for organizational costs. SOP 98-5 requires these types of costs to be expensed as incurred rather than capitalized and amortized. The Company elected to implement SOP 98-5 as of the beginning of 1998 and correspondingly reported the charge as a cumulative effect of an accounting change in the statement of operations.

        Income Taxes
        ------------
        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

        Statement of Comprehensive Income
        ---------------------------------
        Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" was issued in 1997 and became applicable to the Company in 1998. SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. The Company has elected to present comprehensive income in a separate statement of comprehensive income. Accumulated other comprehensive income is solely related to the effect of unrealized gains on securities available for sale.

        Net Loss Per Share
        ------------------
        Earnings per share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding, such as warrants or options, are included in diluted earnings per share.

        For 1998, the potential effect of outstanding options would be anti-dilutive, and therefore is not presented.

        For 1997 and 1996, net loss per share is calculated by dividing net loss by the number of common shares sold in the initial public offering, which are considered outstanding the entire periods.

                        DECATUR FIRST BANK GROUP, INC.

(1)     Summary of Significant Accounting Policies, continued
        Recent Accounting Pronouncements
        --------------------------------
        In 1998, the Financial Accounting Standards Board issued SFAS No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for hedging derivatives and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. Instruments used as fair value hedges account for the change in fair value in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. Cash flow hedges account for the change in fair value of the effective portion in comprehensive income rather than earnings, and foreign currency hedges are accounted for in comprehensive income as part of the translation adjustment. Derivative instruments that are not intended as a hedge account for the change in fair value in the earnings of the period of the change. SFAS No. 133 is effective for all fiscal quarters beginning after June 15, 1999, but initial application of the Statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. The Company believes the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or liquidity.

(2)     Investment Securities
        Investment securities at December 31, 1998 and 1997 are as follows:

  Securities Held to Maturity:                           December 31, 1998
                                  ------------------------------------------------------------
                                                       Gross           Gross        Estimated
                                      Amortized      Unrealized      Unrealized        Fair
                                        Cost           Gains           Losses          Value
                                  ---------------  --------------  --------------  ------------

U.S. Government agencies                 $900,752           4,083               -       904,835
                                         ========           =====               =       =======


                                                         December 31, 1997
                                  ------------------------------------------------------------

                                                       Gross           Gross        Estimated
                                      Amortized      Unrealized      Unrealized       Fair
                                        Cost           Gains          Losses          Value
                                  ---------------  --------------  --------------  ------------

U.S. Treasuries and
 U.S. Government agencies             $ 3,086,821           4,195           1,141     3,089,875
                                      ===========           =====           =====     =========


Securities Available for Sale:                           December 31, 1998
                                  ------------------------------------------------------------
                                                       Gross           Gross        Estimated
                                      Amortized      Unrealized      Unrealized        Fair
                                        Cost           Gains          Losses          Value
                                  ---------------  --------------  --------------  ------------

U.S. Treasuries                       $   960,071           3,641               -       963,712
U.S.  Government agencies              16,861,188         115,926          27,989    16,949,125
Mortgage-backed securities                970,710             602               -       971,312
                                      -----------         -------          ------    ----------
                                      $18,791,969         120,169          27,989    18,884,149
                                      ===========         =======          ======    ==========

                        DECATUR FIRST BANK GROUP, INC.

(2)     Investment Securities, continued

                                                           December 31, 1997
                                  ------------------------------------------------------------
                                                      Gross            Gross        Estimated
                                      Amortized     Unrealized      Unrealized        Fair
                                        Cost          Gains           Losses         Value
                                  ---------------  --------------  --------------  ------------
    U.S. Treasuries and U.S.
     Government agencies               $5,507,081       4,242         7,740         5,503,583
                                       ==========       =====         =====         =========

        The amortized cost and estimated fair value of investment securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.


                                                              Securities                                 Securities
                                                           Held to Maturity                          Available for Sale
                                                   ----------------------------------          -------------------------------
                                                   Amortized               Estimated           Amortized            Estimated
                                                     Cost                  Fair Value            Cost               Fair Value
                                                   ---------               ----------          ---------            ----------
U.S. Treasuries and
U.S. government agencies:
Within 1 year                                       $900,752                  904,835          4,115,111             4,133,219
1 to 5 years                                               -                        -         12,451,748            12,525,540
5 to 10 years                                              -                        -          1,254,400             1,254,078
Mortgage-backed securities                                 -                        -            970,710               971,312
                                                    --------                  -------          ---------            ----------
                                                    $900,752                  904,835         18,791,969            18,884,149

        There were no sales of securities available for sale during 1998, 1997 or 1996.

        Securities with a carrying value of approximately $610,000 as of December 31, 1998 were pledged to secure public deposits as required by law.

(3)     Loans
        Major classifications of loans at December 31, 1998 and 1997 are summarized as follows:


                                                           1998        1997
                                                           ----        ----
             Commercial, financial and agricultural     $4,512,298    927,966
             Real estate - mortgage                      4,183,017    167,334
             Consumer                                    1,166,512    467,900
                                                        ----------  ---------
                                                         9,861,827  1,563,200

             Less:  Allowance for loan losses              198,055     32,000
                                                        ----------  ---------

                                                        $9,663,772  1,531,200
                                                        ==========  =========

        The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of the city of Decatur, Dekalb County, Georgia and adjoining counties. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

                        DECATUR FIRST BANK GROUP, INC.

(3)     Loans, continued
        An analysis of the activity in the allowance for loan losses for the year ended December 31, 1998 is presented below:

               Balance at beginning of year        $  32,000
               Provision charged to operations       314,800
               Loans charged off                    (148,745)
               Recoveries                                  -
                                                   ---------
               Balance at end of year              $ 198,055
                                                   =========


        The Bank provided $32,000 for the year ended December 31, 1997 to the allowance for loan losses for potential problem loans.

(4)     Premises and Equipment
        Major classifications of premises and equipment are summarized as follows:

                                                           1998      1997
                                                        ----------  -------
             Land                                       $    8,488    8,488
             Leasehold improvements                        670,413  659,999
             Furniture and equipment                       302,274  300,520
             Construction in progress                       78,796        -
                                                        ----------  -------

                                                         1,059,971  969,007
             Less: Accumulated depreciation                 94,691   25,190
                                                        ----------  -------

                                                        $  965,280  943,817
                                                        ==========  =======

        Depreciation expense amounted to $78,632 and $25,190 in 1998 and 1997, respectively.

        The Company has entered into an agreement with a company for certain expenditures for modifications and enlargement to the current main office facility. The costs of these expenditures, not including the purchase price agreed to in the lease agreement, are estimated to approximate $1,000,000 including furniture and equipment, and are expected to be completed by May 1, 1999.

(5)     Deposits
        Maturities of time deposits at December 31, 1998 are as follows:

                  Maturing in:
                  1999                           $ 8,486,309
                  2000                             1,410,229
                  2001                               240,768
                  2002                                54,028
                  2003                               116,380
                                                 -----------
                                                 $10,307,714
                                                 ===========

                        DECATUR FIRST BANK GROUP, INC.

(6)     Income Taxes
        At December 31, 1998, the Company had federal and state net operating loss carryforwards for tax purposes of approximately $633,000 and $1,208,000, respectively, which will expire beginning in 2019 if not previously utilized. No income tax expense or benefit was recorded for the periods ended December 31, 1998, 1997 or 1996 due to these loss carryforwards.

        The following summarizes the components of deferred taxes at December 31, 1998 and 1997.

                                                             1998        1997
                                                             ----        ----
            Deferred income tax assets:
             Allowance for loan losses                    $  65,001     10,729
             Pre-opening expenses                           120,089    124,009
             Premises and equipment                               -      1,015
             Operating loss carryforwards                   263,938     76,427
             Contributions                                    4,640        807
             Discount on SBA loans, net                         729          -
                                                          ---------   --------

              Total gross deferred income tax assets        454,397    212,987
              Less valuation allowance                     (442,079)  (212,987)
                                                          ---------   --------

              Net deferred tax asset                         12,318          -
            Deferred income tax liabilities consisting
             of premises and equipment                      (12,318)         -
                                                          ---------   --------

              Net deferred tax assets                     $       -          -
                                                          =========   ========

        The future tax consequences of the differences between the financial reporting and tax basis of the Company's assets and liabilities resulted in a net deferred tax asset. A valuation allowance was established for the net deferred tax asset, as the realization of these deferred tax assets is dependent on future taxable income.

(7)     Commitments
        On September 9, 1996, the Company entered into an operating l ease agreement for space to serve as the main office of the Company and the Bank. The lease term also includes an option to purchase the property at a price of $500,000. Future minimum lease payments required for all operating leases having a remaining term in excess of one year at December 31, 1998 are as follows:

             1999                   54,000
             2000                   54,000
             2001                   54,000
             2002                   22,500
                                  --------
                                  $184,500
                                  ========

        The total rental expense was $54,000 and $55,805 in 1998 and 1997, respectively.

        The Company entered into an employment agreement with its President and Chief Executive Officer, providing for an initial term of five years commencing June 1, 1996, and an automatic annual extension subsequent to that five year period. The agreement provides for a base salary, an incentive bonus based on five percent of the Company's pre-tax earnings, and stock options which vest equally over five years at $10 per share equal to five percent of the number of shares sold in the initial public offering, or 47,000 shares (which were granted in 1998). Additionally, the Company is to maintain a $1,500,000 key man life insurance policy, with $1,000,000 payable to the Company and $500,000 payable to the President's family. The agreement further provides for other perquisites, and subjects the President to certain non-compete restrictions.

                        DECATUR FIRST BANK GROUP, INC.

(7)     Commitments, continued
        The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

        The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Bank requires collateral to support financial instruments with credit risk. At December 31, 1998 and 1997, the Bank has commitments to extend credit of $3,534,000 and $131,000, respectively. There are no standby letters of credit for either year.

(8)     Employee Benefit Programs
        During 1997, the Company adopted a 401(k) plan for the benefit of its employees subject to certain minimum age and service requirements. The Company does not intend to make contributions to the plan until cumulative profitability has been attained.

        Additionally, during 1998, the Board awarded 380 shares to certain employees who have been with the Bank since its opening. The fair value of these shares of $3,800 was charged to operations upon issuance of the shares.

        The Company adopted a Stock Incentive Plan in 1998 covering up to 143,000 shares of the Company's common stock. The Plan is administered by a committee of the Board of Directors and provides for the granting of options to purchase shares of common stock to officers, directors and key employees of the Company and Bank. The exercise price of each option granted under the Plan will not be less than the fair market value of the shares of common stock subject to the option on the date of grant as determined by the Board of Directors. Options are exercisable in whole or in part upon such terms as may be determined by the committee, and are exercisable no later than ten years after the date of grant.

        On March 17, 1998, the Board granted options to purchase 80,031 shares of common stock to certain officers. The shares were granted at an exercise price of $10, vest evenly over a 5 year period and are exercisable no later than ten years from the date of grant.

        A summary status of the Company's stock plan as of December 31, 1998, and changes during the year, are presented below:

                                                                   1998
                                                             -----------------
                                                                      Weighted
                                                                      Average
                                                                      Exercise
                                                             Shares    Price
                                                             ------   --------

         Outstanding, beginning of year                           -         -
         Granted during the year                             80,031    $10.00
                                                             ------

         Outstanding, end of year                            80,031    $10.00
                                                             ======

         Options exercisable at year end                          -    $10.00
                                                             ======

         Weighted average fair value of options
          granted during the year                                      $ 3.62
         Weighted average remaining contractual
         lives (years)                                                   9.17

                        DECATUR FIRST BANK GROUP, INC.

(8)     Employee Benefit Programs, continued
        The Company is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense over the vesting period or immediately if only subject to a service requirement and the award is expected to vest. The Company has chosen not to adopt the cost recognition principles, and no compensation expense has been recognized in 1998 related to the stock option plan. Had compensation cost been determined based upon the fair value of the options at the grant dates, the Company's net loss and net loss per share would have been reduced to the proforma amounts indicated below:

                                                              1998
                                                              ----
        Net loss                    As reported             $569,483
                                    Proforma                $859,195

        Loss per share              As reported             $   0.60
                                    Proforma                $   0.91

        The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 1998: no dividend yield, a risk free interest rate of 4.7%, and an expected life of 10 years. For disclosure purposes, the Company immediately recognized the expense assuming that all awards will vest.

(9)     Related Party Transactions
        The Bank conducts transactions with directors and officers, including companies in which they have a beneficial interest, in the normal course of business. It is the Bank's policy to comply with federal regulations which require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons. For the year ended December 31, 1998, loans made to related parties totaled $175,972, repayments totaled $24,490, resulting in an ending balance of $151,482. As of December 31, 1998 and 1997, there were $1,882,561 and $1,118,593, respectively, of related party deposits.

(10)    Regulatory Matters
        The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices must be met. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

        As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Banks category.

                        DECATUR FIRST BANK GROUP, INC.

(10)    Regulatory Matters, continued
        The actual capital amounts and ratios are also presented in the table.

                                                                                                 To Be Well
                                                                                               Capitalized Under
                                                                          For Capital          Prompt Corrective
                                                    Actual             Adequacy Purposes      Action Provisions
                                              -------------------      -----------------      ------------------
                                              Amount        Ratio      Amount      Ratio      Amount       Ratio
                                              ------        -----      ------      -----      ------       -----
As of December 31, 1998:
Total Capital
 (to Risk Weighted Assets)
  Consolidated                              $8,454,262      47.65%    1,420,000      8.0%       N/A           N/A
  Bank                                      $7,274,460      41.58%    1,400,000      8.0%    1,750,000       10.0%
Tier 1 Capital
 (to Risk Weighted Assets)
  Consolidated                              $8,256,207      46.53%      710,000      4.0%       N/A           N/A
  Bank                                      $7,076,405      40.44%      700,000      4.0%    1,050,000        6.0%
Tier 1 Capital
 (to Average Assets)
  Consolidated                              $8,256,207      24.24%    1,362,000      4.0%       N/A           N/A
  Bank                                      $7,076,405      21.50%    1,316,000      4.0%    1,646,000        5.0%
As of December 31, 1997:
 Total Capital
 (to Risk Weighted Assets)
  Consolidated                              $8,770,673     158.14%      444,000      8.0%       N/A           N/A
  Bank                                      $7,659,969     143.86%      426,000      8.0%      532,000       10.0%
Tier 1 Capital
 (to Risk Weighted Assets)
  Consolidated                              $8,738,673     157.56%      222,000      4.0%       N/A           N/A
  Bank                                      $7,627,969     143.26%      213,000      4.0%      319,000        6.0%
Tier 1 Capital
 (to Average Assets)
  Consolidated                              $8,738,673      60.66%      576,000      4.0%       N/A           N/A
  Bank                                      $7,627,969      57.36%      532,000      4.0%      665,000        5.0%

        Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. The Bank is currently not allowed to pay dividends to the Company until it becomes cumulatively profitable.

(11)    Stockholders' Equity
        Shares of preferred stock may be issued from time to time in one or more series as established by resolution of the Board of Directors of the Company, up to a maximum of 2,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board.

                        DECATUR FIRST BANK GROUP, INC.

(12)    Decatur First Bank Group, Inc. (Parent Company Only) Financial
        Information

                                Balance Sheets

                          December 31, 1998 and 1997

                                    Assets
                                    ------

                                                    1998         1997
                                                 ----------   ---------
Cash and interest bearing deposits               $  142,681     615,552
Investment in Decatur First Bank                  7,178,835   7,672,300
Investment securities available for sale          1,016,090     498,590
Other assets                                         18,691      39,950
                                                 ----------   ---------
                                                 $8,356,297   8,826,392
                                                 ==========   =========

                     Liabilities and Shareholders' Equity
                     ------------------------------------

Shareholders' equity                             $8,356,297   8,826,392
                                                 ==========   =========


                         Statements of Operations

              For the Years Ended December 31, 1998, 1997 and 1996

                                                        1998            1997            1996
                                                        ----            ----            ----
    Income:
     Interest income                                 $  70,281         116,883             -
                                                     ---------       ---------      ---------

    Expenses:
     Interest                                                -          21,887          3,042
     Salaries and employee benefits                      4,091         102,120         64,935
     Occupancy and equipment                                 -          37,143         19,065
     Other operating                                    13,549          70,849         19,446
                                                     ---------       ---------      ---------

      Total expenses                                    17,640         231,999        106,488
                                                     ---------       ---------      ---------

      Earnings (loss) before equity in
       undistributed loss of subsidiary and
       cumulative effect of accounting change           52,641        (115,116)      (106,488)

    Equity in undistributed loss of subsidiary        (591,333)       (324,262)             -

    Cumulative effect of accounting change for
     organizational costs                              (30,791)              -              -
                                                     ---------       ---------      ---------

      Net loss                                       $(569,483)       (439,378)      (106,488)
                                                     =========       =========      =========

                        DECATUR FIRST BANK GROUP, INC.

(12) Decatur First Bank Group, Inc. (Parent Company Only) Financial Information, continued

                           Statements of Cash Flows

             For the Years Ended December 31, 1998, 1997 and 1996

                                                                         1998           1997            1996
                                                                         ----           ----            ----

           Cash flows from operating activities:
            Net loss                                                $  (569,483)    (439,378)       (106,488)
            Adjustments to reconcile net loss to net
             cash used by operating activities:
              Equity in undistributed loss of subsidiary                591,333      324,262               -
              Amortization                                                  927        3,062               -
              Provision for stock awards                                  3,800            -
              Cumulative effect of accounting change                     30,791            -
              Change in other                                            (9,532)      26,530          51,934
                                                                    -----------   ----------        --------

               Net cash provided (used) by operating activities          47,836      (85,524)        (54,554)
                                                                    -----------   ----------        --------

           Cash flows from investing activities:
            Capital infusion into subsidiary                                  -   (8,000,000)              -
            Proceeds from maturities and calls of securities
             available for sale                                         994,329            -               -
            Purchase of securities available for sale                (1,515,036)    (498,605)              -

            Purchase of premises and equipment                                -            -         (20,193)
            Organization and offering costs                                   -            -        (101,328)
                                                                    -----------   ----------        --------

             Net cash used by investing activities                     (520,707)  (8,498,605)       (121,521)
                                                                    -----------   ----------        --------

           Cash flows from financing activities:
            Change in line of credit                                          -     (200,000)        200,000
            Sale of (redemption of) organization shares                       -          (10)             10
            Proceeds from sale of common stock,
             net of offering costs of $39,684                                      9,375,756               -
                                                                    -----------   ----------        --------

             Net cash provided by financing activities                             9,175,746         200,010
                                                                    -----------   ----------        --------

           Net change in cash                                          (472,871)     591,617          23,935

           Cash at beginning of year                                    615,552       23,935               -
                                                                    -----------   ----------        --------

           Cash at end of year                                      $   142,681      615,552          23,935
                                                                    ===========   ==========        ========
           Supplemental schedule of noncash financing and
            investing activities:
            Change in net unrealized gain (loss) on securities
             available for sale of subsidiary                       $    97,868       (3,438)              -

            Change in unrealized loss on securities
             available for sale                                     $    (2,280)         (60)              -

           Supplemental disclosures of cash flow information:
            Cash paid during the year for interest                  $         -       23,119           1,810



SELECTED STATISTICAL INFORMATION

The following section presents statistical information for Decatur First Bank Group, Inc. which supplements the financial data discussed elsewhere herein.


Index to Selected Statistical Information

Table 1    Average Balances and Interest Rates
Table 2    Volume/Rate Analysis
Table 3    Investment Portfolio
Table 4    Loan Portfolio
Table 5    Allowance for Loan Losses
Table 6    Deposits
Table 7    Selected Ratios

Average balances contained in the following selected statistical information generally represent average daily balances for all periods.

[LOGO OF DECATUR FIRST BANK APPEARS HERE]

Table 1
Average Balances and Interest Rates

The table below shows the average balance outstanding for each category of interest earning assets and interest-bearing liabilities for 1998 and 1997, and the average rate of interest earned or paid thereon.

                                                                 For the Years Ended December 31,
                                                    ------------------------------------------------------
                                                                (Amounts presented in thousands)

                                                                 1998                         1997

                                                    Average              Yield/    Average             Yield/
                                                    Balance   Interest    Rate     Balance   Interest   Rate
                                                    -------   --------   ------    -------   --------  ------

Assets:
 Interest earning assets:
  Loans (including loan fees)                       $ 5,847        561     9.59%       314         42    13.38%
  Investment securities                              14,600        847     5.80%     3,293        218     6.62%
  Federal funds sold                                  4,451        248     5.57%     2,095        138     6.59%
                                                    -------      -----              ------        ---
 Total interest earning assets                       24,898      1,656     6.65%     5,702        398     6.99%
 Other non-interest earnings assets                   2,878                            879
                                                    -------                         ------

      Total assets                                   27,776                          6,581
                                                    =======                         ======
Liabilities and stockholders' equity:
 Interest-bearing liabilities:
  Deposits:
   Interest-bearing demand and savings                8,727        251     2.88%       810         22     2.72%
   Time                                               6,210        343     5.52%       407         23     5.65%
 Other borrowings                                         -          -        -        223         22     9.87%
                                                                                    ------        ---    -----

      Total interest-bearing liabilities             14,937        594     3.98%     1,440         67     4.65%
                                                                 -----                            ---

Other non-interest bearing liabilities                4,219                            462

Stockholders' equity                                  8,620                          4,679
                                                    -------                         ------

      Total liabilities and stockholders' equity     27,776                          6,581
                                                    =======                         ======

Excess of interest-earning assets over interest -
 bearing liabilities                                $ 9,961                          4,262
                                                    =======                         ======

Ratio of interest-earning assets to interest -
 bearing liabilities                                 166.69%                        395.97%

Net interest income                                              1,062                            331
                                                                 =====                            ===

Net interest spread                                                        2.67%                           2.34%

Net interest yield on interest earning assets                              4.27%                           5.80%

Non-accrual loans and the interest income which was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

Table 2

Volume/Rate Analysis
                                                1998 Compared to 1997
                                         increase (decrease) due to changes in

                                         Volume           Rate             Net
                                         ------           ----             ---
Change
------
Interest income on:
  Loans (including loan fees)            $  531            (12)            519
  Investment securities                     656            (27)            629
  Federal funds sold                        131            (21)            110
                                         ------            ---           -----
                                          1,318            (60)          1,258
                                         ------            ---           -----

Interest expense on:
  Interest-bearing demand and savings       228              1             229
  Time                                      320              -             320
  Other borrowings                            -            (22)            (22)
                                                           ---           -----
                                            548            (21)            527
                                         ------            ---           -----
                                         $  770            (39)            731
                                         ======            ===           =====

Volume/Rate Analysis between 1997 and 1996 is not presented as 1997 operations were only for four months versus 1996's efforts which were focused on the formation of the Company.

Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

Table 3
Investment Portfolio

The following table presents the investments by category at December 31, 1998 and 1997:

                                    (Amounts are presented in thousands)

                                           1998                    1997
Available for Sale                 Amortized   Estimated   Amortized  Estimated
                                     Cost      Fair Value     Cost    Fair Value
                                   ---------   ----------  ---------  ----------
United States treasury and
 agencies                            $17,821       17,913      5,507       5,504
Mortgage-backed                          971          971          -           -
                                     -------       ------      -----       -----
                                      18,792       18,884      5,507       5,504
                                     -------       ------      -----       -----
Held to Maturity

United States treasury and agencies      901          905      3,087       3,090
                                     -------       ------      -----       -----

 Total                               $19,693       19,789      8,594       8,594
                                     =======       ======      =====       =====

Table 3

The following table presents the maturities of all investment securities at carrying value and the weighted average yields for each range of maturities presented. (Amounts are presented in thousands)

Maturities at                United States       Mortgage-Backed    Weighted
December 31, 1998         Treasury and Agencies     Securities    Average Yields
-----------------         ---------------------  ---------------  --------------

Within one year                 $ 5,034                  -             5.75%
After 1 through 5 years          12,525                  -             5.60%
After 5 through 10 years          1,255                971             5.70%
After 10 years                        -                  -                -
                                -------                ---
      Totals                    $18,814                971
                                =======                ===

Mortgage backed securities are included in the maturities categories in which they are anticipated to be repaid based on scheduled maturities.

Table 4
Loan Portfolio

The following table presents loans by type at the end of each of the last two years.

                                                     December 31,
                                                   ---------------
                                                   1998       1997
                                                   ----       ----
                                        (Amounts are presented in thousands)

Commercial                                       $4,512        928
Real estate                                       4,183        167
Consumer                                          1,167        468
                                                 ------      -----

                                                  9,862      1,563

Less: Allowance for loan losses                     198         32
                                                 ------      -----

      Loans, net                                 $9,664      1,531
                                                 ======      =====

As of December 31, 1998, maturities of loans in the indicated classifications were as follows (amounts are presented in thousands):

Maturity                                Commercial     Real Estate      Total
--------                                ----------     -----------      -----

Within 1 year                              3,063          1,733         4,796
1 to 5 years                               1,357          1,847         3,204
Over 5 years                                  92            603           695
                                           -----          -----         -----
  Totals                                   4,512          4,183         8,621
                                           =====          =====         =====

Table 4
Loan Portfolio, continued

As of December 31, 1998, the interest terms of loans in the indicated classification for the indicated maturity ranges are as follows (amounts are presented in thousands):

                                       Fixed             Variable
                                   Interest Rates      Interest Rates     Total
                                   --------------      --------------     -----

Commercial
  1 to 5 years                          $1,357                -           1,357
  Over 5 years                              92                -              92

Real estate
  1 to 5 years                          $1,847                -           1,847
  Over 5 years                             603                -             603

The following summarizes past due and non-accrual loans, other real estate and repossessions, and income that would have been reported on non-accrual loans as of December 31, 1998 and 1997 (amounts are presented in thousands):

                                                  December 31,
                                                  ------------
                                                  1998    1997
                                                  ----    ----
Other real estate and repossessions                $ -       -
Accruing loans 90 days or more past due              -       -
Non-accrual loans                                    -       -
Interest on non-accrual loans which
 would have been reported                            3       -

A loan is placed on non-accrual status when, in management's judgement, the collection of interest appears doubtful. As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual generally when they are past due in principal or interest payments for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90 day past due loans when such loans are well secured and in process of collection. Generally, payments received on non-accrual loans are applied directly to principal.

Table 5
Allowance for Loan Losses

The following table summarizes information concerning the allowance for loan losses:

                                                        December 31,
                                                        ------------
                                            (Amounts are presented in thousands)
                                                     1998             1997
                                                     ----             ----

Balance at beginning of year                         $ 32                -
Charge-offs:
 Commercial                                           127                -
 Real estate                                            -                -
 Consumer                                              22                -
                                                     ----               --

   Total chargeoffs                                   149                -
                                                     ----               --

Recoveries:
 Commercial                                             -                -
 Real estate                                            -                -
 Consumer                                               -                -
                                                     ----               --
   Total recoveries                                     -                -
                                                     ----               --
 Net charge-offs                                      149                -
 Additions charged to operations                      315               32
                                                     ----               --
 Balance at end of year                              $198               32
                                                     ====               ==
Ratio of net charge-offs during the period
 to average loans outstanding during
 the period                                          2.49%               -
                                                     ====               ==

The Bank utilizes an external independent loan review function. All loans $100,000 or more are reviewed annually and placed into various loan grading categories which assist in developing lists of potential problem loans. These loans are constantly monitored by the loan review function to ensure early identification of deterioration. The formal allowance for loss adequacy test is performed on a monthly basis. Specific amounts of loss are estimated on problem loans and historical loss percentages are applied to the balance of the portfolio using certain portfolio stratifications. Additionally, the evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions, regulatory examination results, and the existence of loan concentrations.

Table 6
Deposits

The average balance of deposits and the average rates paid on such deposits are summarized for the periods indicated in the following table.

                                                December 31,
                                                ------------
                                    (Amounts are presented in thousands)
                                      1998                          1997

                                     Amount      Rate     Amount     Rate
                                     ------      ----     ------     ----
Demand deposits:
 Non-interest bearing               $ 4,082         -        245        -
 Interest-bearing demand
   and savings                        8,727      2.88%       810     2.72%
 Time deposits                        6,210      5.52%       407     5.65%
                                    -------                -----

    Totals                          $19,019                1,462
                                    =======                =====

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 1998 are summarized as follows (amounts are presented in thousands):


        Within 3 months                                       $  923
        After 3 through 6 months                                 503
        After 6 through 12 months                              1,141
        After 12 months                                          404
                                                              ------
          Total                                               $2,971
                                                              ======

Table 7
Selected Ratios

The following table sets out certain ratios of the Company for the years indicated.

                                              1998       1997
                                              ----       ----
Net loss to average stockholders' equity     (7.92)%    (11.67)%
Dividends to net income                          -          -
Average equity to average assets             28.10 %     62.69 %

-------------------------------------------------------------------------------------------------
                          DECATUR FIRST BANK GROUP, INC
-------------------------------------------------------------------------------------------------
                                   DIRECTORS
John L. Adams, Jr.                   Merriell Autrey             James A. Baskett
President & Managing Broker          Retired Banker              Business Owner
Clairmont Place Realty, Inc.                                     Prolific Impressions, Inc.

M. Bobbie Bailey                     John Walter Drake           William F. Floyd
Business Owner                       Attorney                    Secretary-Treasurer
Our Way, Inc. & Bailey Design Co.    McCurdy & Candler, LLC      Southern Champion Const., Inc.

Robert E. Lanier                     Carol Nickola               Lynn Pasqualetti
President                            Health Care Consultant      President and Co-Owner
REL Properties, Inc.                                             HLM Accounting & Tax, Inc.

Roger K. Quillen                     James T. Smith, III         Kirby A. Thompson
Attorney                             Building Contractor         Business Owner
                                     Three S Company, Inc.       KAT Consulting

Judy B. Turner
President and Chief Executive Officer
Decatur First Bank Group, Inc.

--------------------------------------------------------------------------------------------------------
                               DECATUR FIRST BANK
--------------------------------------------------------------------------------------------------------
                               OFFICERS AND STAFF

OFFICERS
--------
Judy B. Turner                           Greg M. Autrey                      Ann S. Randall
President and Chief Executive Officer    Senior Vice President &             Senior Vice President &
                                         Senior Lender                       Cashier

Steve King                               Midge McLean                        Jane Forcucci
Vice President/SBA Lender                Assistant Vice President/           Assistant Vice President/
                                         Commercial Lender                   Sales Manager

Doris M. Shelton
Corporate Secretary

STAFF
-----

Pam Bradley                              Regina Breed                        Angela Carter
Customer Service Specialist              Lead Teller                         Teller

Denise Handon                            Juanita Marzette                    Kelly McConnell
Loan Administration                      Senior Customer Service Specialist  Operations Assistant

Ronald Rice                              Arlia Slotkin                       Carrie Surfus
Courier                                  Customer Service Specialist         Teller

A copy of the Company's 1998 Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission is available at no charge to each shareholder upon written request to Judy B. Turner, President and CEO, Decatur First Bank Group, Inc., 1120 Commerce Drive, Decatur, Georgia 30030.

[LOGO OF DECATUR FIRST BANK APPEARS HERE]