Form 10KSB, Exhibit 13
period 1999-12-31
DECATUR FIRST BANK GROUP INC
filed 2000-03-29
CIK 1024918

EXHIBIT 13.1



                               1999 ANNUAL REPORT

                               [PHOTO APPEARS HERE]

                                  DECATUR FIRST
                                BANK GROUP, INC.

                         DECATUR FIRST BANK GROUP, INC.

                                Table of Contents



                                                                Page
                                                                ----

To Our Shareholders............................................  2
Selected Financial Data........................................  3
Management's Discussion and Analysis...........................  4
Independent Auditors' Report...................................  9
Consolidated Financial Statements..............................  10
Notes to Consolidated Financial Statements.....................  15
Statistical Information........................................  26
Corporate and Shareholder Information..........................  31



Decatur First Bank Group, Inc., a Georgia Corporation (the "Company"), is a holding company engaged in commercial banking primarily in Dekalb County, Georgia. The Company currently has one subsidiary, Decatur First Bank (the "Bank"), which is active in retail and commercial banking.

There is no established public trading market for the Company's Common Stock. As of March 9, 2000, the Company had 871 shareholders of record.

It is the policy of the Board of Directors to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the Company. The Company has no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company. The Company declared no dividends in 1999 and is not expected to do so for the foreseeable future. Information on restrictions on the amount of dividends payable by the Company and the Bank appears in Note 10 to the Company's Audited Financial Statements.

This report serves as our annual disclosure statement as required by the Federal Deposit Insurance Corporation. This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

TO OUR SHAREHOLDERS:

What a great year! 1999 brought a lot of challenges to Decatur First Bank - Y2K, data processing conversion and the addition to our building. Each of these challenges was successfully met and is now behind us.

New products were added. Internet banking is up and running. First mortgages may be accessed through Decatur First Bank. Companies now have a new way to borrow on their accounts receivable - Business Manager.

And most exciting of all for our shareholders, DECATUR FIRST BANK HAD ITS FIRST PROFITABLE YEAR!! Although the plan called for losing $54,000, we actually made $100,000 pre-tax! A tax treatment relating to organizational expenses and recognizing the tax benefit of these cumulative losses was taken, which brought after tax income to $460,000. This is a one-time accounting entry and shouldn't be used for comparison purposes in the future.

Establishing good, long-term relationships is our goal. We succeeded in growing deposits to $41,232,000, which is $3,549,000 over plan. Loans were $23,715,000, which is $3,577,000 over plan.

We are proud to be part of the Decatur community and have supported it as it has supported us. During 1999, we were able to contribute to 28 community organizations by supplying either money or people resources. We added four new positions and were able to fill two of those openings with residents of Decatur. We continue to do business with Decatur companies whenever possible.

The year 2000 offers many opportunities for Decatur First Bank. We want to expand the customer base for the three services added in 1999 - Internet, Mortgage and Business Manager. We continue to study products that may be beneficial to our customers. We are looking for expansion opportunities both to reach new markets and to increase the service in our existing markets.

We're excited about the opportunities that lie ahead. We hope you will continue to be part of Decatur First Bank and invite you to call us for all of your banking needs!

                                                Sincerely,


                                                /s/ Judy B. Turner
                                                ------------------
                                                Judy B. Turner
                                                President and CEO

                                      DFB
                    [DECATURFIRST BANK GRAPHIC APPEARS HERE]

                             SELECTED FINANCIAL DATA
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                          1999             1998              1997
FOR THE YEAR
     Net interest income                              $  1,772            1,063               332
     Provision for loan losses                             152              315                32
     Noninterest income                                    376              170                11
     Noninterest expense                                 1,880            1,487               750
     Income taxes (benefit)                               (411)             -                   -
     Net earnings (loss)                                   527             (569)             (439)

PER COMMON SHARE
     Basic and diluted earnings                            .56             (.60)             (.47)
     Cash dividends declared                                 -                -                 -
     Book value                                           8.91             8.87              9.37

AT YEAR END
     Loans                                              24,600            9,664             1,531
     Earning assets                                     44,681           34,739            14,482
     Assets                                             49,759           38,446            17,626
     Deposits                                           41,224           30,002             8,666
     Stockholders' equity                                8,397            8,356             8,826
     Common shares outstanding                             942              942               942

AVERAGE BALANCES
     Loans                                              15,867            5,847               765
     Earning assets                                     37,744           24,898             9,568
     Assets                                             40,993           27,776            11,751
     Deposits                                           32,804           19,019             4,804
     Stockholders' equity                                8,123            8,620             6,897
     Weighted average shares outstanding                   942              942               942

KEY PERFORMANCE RATIOS
     Return on average assets                             1.29%           (2.05)%           (2.00)%
     Return on average stockholders' equity               6.49%           (6.60)%          (11.32)%
     Net interest margin                                  4.69%            4.27%             4.74%
     Dividend payout ratio                                 -                  -                 -
     Average equity to average assets                    19.82%           31.03%            58.69%

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


      Decatur First Bank Group, Inc. (the "Company") opened for business through its banking subsidiary, Decatur First Bank (the "Bank"), on September 2, 1997, and prior to that date activities of the entity were devoted solely to securing banking facilities, raising capital and procuring management and other personnel.

      The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determinations of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with deferred tax assets, the recognition of which are based on future taxable income.

      The financial information furnished herein reflects all adjustments which are, in the opinion of management, necessary to present a fair statement of the results of operations and financial position for the periods covered herein. All such adjustments are of a normal recurring nature.

FINANCIAL CONDITION - 1999 VS. 1998

      During 1999, average total assets increased $13,217,000 (48%) in comparison with 1998. Average deposits increased $13,785,000 (72%) in 1999 over 1998 and average loans increased $10,020,000 (171%). Total assets at December 31, 1999 were $49,759,000 representing a $11,313,000 (29%) increase from
December 31, 1998. Deposits increased $11,223,000 (37%) from December 31, 1998. Net loans increased $14,937,000 (154%).

      Non-performing loans at December 31, 1999, totaled $0.

      At December 31, 1999, and 1998, the Bank had no outstanding derivative financial instruments such as swaps, options, futures or forward contracts.

      The Bank was most recently examined by its primary regulatory authority as of September 30, 1999. The regulatory authority made no recommendations that, in management's opinion, will have material effects on the Bank's liquidity, capital resources or operations.

RESULTS OF OPERATIONS - 1999 VS. 1998

      The Bank's operational results depend to a large degree on net interest income, which is the difference between the interest income received from its investments (such as loans, investment securities, federal funds sold, etc.) and the interest expense which is paid on deposit liabilities.

      For the twelve months ended December 31, 1999, the Bank's yield on earning assets was 7.27% while the cost of funding sources was 3.74%. While the net interest spread is 3.53%, net interest margin, which considers the effect of non-interest bearing deposits, was 4.69%, an increase of 42 basis points as compared to the same period in the prior year. Net interest income in the aggregate increased for the twelve months ended December 31, 1999 over the same period for 1998 primarily due to the volume of earning assets and interest bearing liabilities.

      The provision for loan losses in 1999 was $152,000 compared to $315,000 in 1998. The decrease in the provision for loan losses was primarily attributable to the recognition of certain specifically identified problem credits in 1998, while the Bank experienced solid loan growth during 1999. The provision for loan losses continues to reflect management's estimate of potential losses inherent in the loan portfolio and the creation of an allowance for loan losses adequate to absorb these losses. The allowance for loan losses at December 31, 1999 totaled $373,000, representing 1.5% of total loans compared to the December 31, 1998 total of $198,000 which represented 2% of total loans. The Bank experienced net recoveries of $23,000 in 1999, compared to net charge-offs of $149,000 during 1998. An external independent loan review function is utilized by the Bank. All loans $175,000 or more, fifty percent of loans $125,000 to $175,000, twenty-five percent of loans $75,000 to $125,000 and fifteen percent of loans $25,000 to $75,000 are reviewed annually and placed into various loan grading categories which assists in developing lists of potential problem loans. These loans are regularly monitored by the loan review process to ensure early identification of repayment problems so that adequate allowances can be made through the provision for loan losses. Management believes that these levels of allowance are appropriate based on the Bank's loan portfolio and the current economic conditions.

      Other operating income for the twelve months ended December 31, 1999 totaled $376,000, representing a $207,000 (122%) increase from December 31, 1998. This increase was associated with an increase in service charges on deposit accounts of approximately $33,000 related to an increase in the number of accounts and a $141,000 increase in fees from the sales of SBA loans as this department continues to grow. Other operating expenses in 1999 were $1,880,000, a $471,000 (33%) increase compared with 1998 levels, primarily due to additional personnel and other operating expense. Additionally, in 1999 the Company recognized the valuation allowance associated with its deferred tax assets. On a consolidated basis, this recognition increased 1999 net earnings by $411,000.

INVESTMENTS

      The investment portfolio consists of debt securities which provide the Company with a source of liquidity and a long-term, relatively stable source of income. Additionally, the investment portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits.

LIQUIDITY

      The Company must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, the Company keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of the Company to monitor its liquidity to meet regulatory requirements and their local funding requirements.

      The Bank maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Bank has arrangements with these correspondent banks for short term unsecured advances up to $3,000,000.

      Cash and cash equivalents decreased $2,777,000 from December 31, 1998. Cash inflows from financing activities totaled $11,221,000, attributable to net deposit increases during 1999. During 1999, cash provided by operating activities totaled $350,000, while investing activities used $14,348,000, of which $15,089,000 represented new loans to customers, net of repayments.

CAPITAL RESOURCES

      The Company continues to maintain adequate capital ratios. The following tables present the Company's regulatory capital position at December 31, 1999.

                                                  Risk-Based Capital Ratios
                                               Actual as of December 31, 1999

    Tier 1 Capital                                         21.7%
    Tier 1 Capital minimum requirement                      4.0%
                                                          ------
    Excess                                                 17.7%
                                                           =====
    Total Capital                                          22.8%
    Total Capital minimum requirement                       8.0%
                                                          ------
    Excess                                                 14.8%
                                                           =====
    ("Leverage Ratio")                                     17.6%
    Minimum leverage requirement                            4.0%
                                                          ------

    Excess                                                 13.6%
                                                           =====

ASSET/LIABILITY MANAGEMENT

      The objective of the Company's assets and liabilities management is to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. Management's overall philosophy is to support asset growth primarily through growth of core deposits, which include deposits of all categories made by local individuals, partnerships and corporations. The objective of the policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

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

      The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1999 that are expected to mature, prepay or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities. The Bank's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven these deposits to be more stable over the course of a year.

                                                                 At December 31, 1999
                                                               Maturing or Repricing in
                                                               ------------------------
                                                                (dollars in thousands)

                                          Three             Four
                                        Months or         Months to          1 to 5           Over 5
                                          Less            12 Months           Years            Years             Total
                                       -------------------------------------------------------------------------------
Interest-earning assets:
  Federal funds sold                   $     2,990           -               -                -                 2,990
  Investment securities                     -                -               11,091            6,000           17,091
  Loans                                     15,561            2,579           5,857              977           24,974
                                           -------           ------        --------         --------           ------

Total interest-bearing assets          $    18,551            2,579          16,948            6,977           45,055
                                            ======            =====          ======          =======           ======

Interest-bearing liabilities:
  Deposits:
     Savings and demand                $    15,936           -               -                -                15,936
     Time deposits                           3,056           12,244             743              641           16,684
                                           -------           ------        --------         --------           ------

Total interest-bearing liabilities     $    18,992           12,244             743              641           32,620
                                            ======           ======        ========         ========           ======

Interest sensitive difference
  per period                           $ (     441)          (9,665)         16,205            6,336           12,435
                                          ========          =======          ======          =======           ======
Cumulative interest sensitivity
  difference                           $ (     441)         (10,106)          6,099           12,435
                                          ========           ======         =======           ======
Cumulative difference to total
   assets                                (  .98)%            (22.43)%         13.54%           27.60%
                                       ========             =======         =======          =======

      At December 31, 1999, the difference between the Company's liabilities and assets repricing or maturing within one year was approximately $10,000,000. Due to an excess of liabilities repricing or maturing within one year, a rise in interest rates would cause the Company's net interest income to decline.

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

INFLATION AND CHANGING PRICES

      A bank's assets and liability structure is significantly different from that of an industrial company in that substantially all assets and liabilities of a bank are monetary in nature. Management believes the impact of inflation on financial results depends upon the Company's ability to react to changes in interest rates and by such reaction to reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services.

      Various information shown elsewhere in the report will assist in the understanding of how well the Company is positioned to react to changing interest rates and inflationary trends. In particular, the summary of net interest income, the maturity distribution, the composition of the loan and security portfolios and the data on the interest sensitivity of loans and deposits should be considered.

                         DECATUR FIRST BANK GROUP, INC.


                        CONSOLIDATED FINANCIAL STATEMENTS


                        DECEMBER 31, 1999, 1998 AND 1997


                 (WITH INDEPENDENT ACCOUNTANTS' REPORT THEREON)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS








To the Board of Directors
Decatur First Bank Group, Inc.

We have audited the accompanying consolidated balance sheets of Decatur First Bank Group, Inc. and subsidiary as of December 31, 1999 and 1998, and the related statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Decatur First Bank Group, Inc. and subsidiary as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                                    /s/ PORTER KEADLE MOORE, LLP



Atlanta, Georgia
January 27, 2000

                         DECATUR FIRST BANK GROUP, INC.

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998

                                     Assets

                                                                                         1999             1998
                                                                                         ----             ----

Cash and due from banks                                                              $  1,862,971       2,339,634
Federal funds sold                                                                      2,990,000       5,290,000
                                                                                     ------------    ------------

                    Cash and cash equivalents                                           4,852,971       7,629,634

Investment securities available for sale                                               17,090,555      18,884,149
Investment securities held to maturity
     (market value of $904,835)                                                              --           900,752
Loans, net                                                                             24,600,372       9,663,772
Premises and equipment, net                                                             1,951,842         965,280
Accrued interest receivable and other assets                                            1,263,156         402,513
                                                                                     ------------    ------------

                                                                                     $ 49,758,896      38,446,100
                                                                                     ============    ============

                                              Liabilities and Shareholders' Equity

Deposits:
     Demand                                                                          $  8,603,734       6,725,501
     Money market and NOW accounts                                                     15,005,873      12,294,834
     Savings                                                                              930,260         673,702
     Time                                                                              11,593,254       7,336,516
     Time over $100,000                                                                 5,091,246       2,971,198
                                                                                     ------------    ------------

                    Total deposits                                                     41,224,367      30,001,751

Accrued interest payable and other liabilities                                            137,944          88,052
                                                                                     ------------    ------------

                    Total liabilities                                                  41,362,311      30,089,803
                                                                                     ------------    ------------

Commitments

Shareholders' equity:
   Preferred stock, no par value; 2,000,000 shares
       authorized; no shares issued and outstanding                                          --              --
   Common stock, par value $5; 10,000,000 shares authorized;
       942,589 and 941,924 shares issued, respectively                                  4,712,945       4,709,620
   Additional paid-in capital                                                           4,674,924       4,669,936
   Accumulated deficit                                                                   (588,405)     (1,115,349)
   Treasury stock, at cost (140 shares)                                                    (1,600)           --
   Accumulated other comprehensive income (loss)                                         (401,279)         92,090
                                                                                     ------------    ------------

                    Total shareholders' equity                                          8,396,585       8,356,297
                                                                                     ------------    ------------

                                                                                     $ 49,758,896      38,446,100
                                                                                     ============    ============

See accompanying notes to consolidated financial statements.

                         DECATUR FIRST BANK GROUP, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                1999         1998          1997
                                                                             ----------   ----------    ----------
Interest income:
     Interest and fees on loans                                              $1,518,645      561,449        42,315
     Interest on taxable investment securities                                1,083,238      847,429       218,194
     Interest on federal funds sold                                             125,224      247,865       138,020
                                                                             ----------   ----------    ----------
              Total interest income                                           2,727,107    1,656,743       398,529
                                                                             ----------   ----------    ----------
Interest expense:
     Interest on money market and NOW accounts                                  306,765      239,323        21,482
     Interest on savings and time deposits                                      648,670      354,590        23,682
     Other                                                                         --            --         21,886
                                                                             ----------   ----------    ----------


              Total interest expense                                            955,435      593,913        67,050
                                                                             ----------   ----------    ----------
              Net interest income                                             1,771,672    1,062,830       331,479
Provision for loan losses                                                       152,090      314,800        32,000
                                                                             ----------   ----------    ----------
              Net interest income after provision for loan losses             1,619,582      748,030       299,479
                                                                             ----------   ----------    ----------
Other income:
     Service charges on deposit accounts                                        121,654       88,876         5,517
     Gain on sale of loans                                                      181,663       40,770          --
     Other income                                                                73,100       40,165         5,493
                                                                             ----------   ----------    ----------
              Total other income                                                376,417      169,811        11,010
                                                                             ----------   ----------    ----------
Other expenses:
     Salaries and employee benefits                                             916,373      734,796       346,273
     Occupancy and equipment                                                    223,468      178,536       103,549
     Other operating                                                            740,336      495,432       300,045
                                                                             ----------   ----------    ----------
              Total other expenses                                            1,880,177    1,408,764       749,867
                                                                             ----------   ----------    ----------
              Earnings (loss) before income taxes and cumulative effect of
                  accounting change for organizational costs                    115,822     (490,923)     (439,378)

Income tax benefit                                                              411,122         --            --
                                                                             ----------   ----------    ----------
Earnings (loss) before cumulative effect of accounting change
         for organizational costs                                               526,944     (490,923)     (439,378)

Cumulative effect of accounting change for organizational costs                    --        (78,560)         --
                                                                             ----------   ----------    ----------
              Net earnings (loss)                                            $  526,944     (569,483)     (439,378)
                                                                             ==========   ==========    ==========

Net earnings (loss) per common share:
     Earnings (loss) before cumulative effect of accounting change
         for organizational costs                                            $      .56         (.52)         (.47)
     Cumulative effect of accounting change for organizational costs               --           (.08)         --
                                                                             ----------   ----------    ----------

              Net earnings (loss) per share                                  $      .56         (.60)         (.47)
                                                                             ==========   ==========    ==========

              Weighted average outstanding shares                               942,173      941,624       941,544
                                                                             ==========   ==========    ==========

See accompanying notes to consolidated financial statements.

                         DECATUR FIRST BANK GROUP, INC.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                  1999         1998         1997
                                                                ---------    ---------    ---------

Net earnings (loss)                                             $ 526,944     (569,483)    (439,378)
                                                                ---------    ---------    ---------

Other comprehensive income:
   Unrealized gains (losses) on investment securities
      available for sale                                         (739,406)      95,588       (3,498)
    Less income tax expense related to investment
      securities available for sale                               246,037         --           --
                                                                ---------    ---------    ---------

          Total other comprehensive income (loss), net of tax    (493,369)      95,588       (3,498)
                                                                ---------    ---------    ---------

          Total comprehensive income (loss)                     $  33,575     (473,895)    (442,876)
                                                                =========    =========    =========

See accompanying notes to consolidated financial statements.

                         DECATUR FIRST BANK GROUP, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                                Accumulated
                                                   Additional                                      Other
                                      Common        Paid-in       Accumulated     Treasury     Comprehensive
                                       Stock        Capital         Deficit          Stock     Income (Loss)     Total
                                       -----        -------         -------          -----     -------------     -----

Balance, December 31, 1996        $         5              5       (106,488)          --             --         (106,478)

Proceeds from stock
  offering, net of offering
  costs of $39,684                  4,707,720      4,668,036           --             --             --        9,375,756

Redemption of organization
   shares                                  (5)            (5)          --             --             --              (10)
Change in unrealized gain
 (loss) on securities available
 for sale                                --             --             --             --           (3,498)        (3,498)

Net loss                                 --             --         (439,378)          --             --         (439,378)
                                  -----------    -----------    -----------    -----------    -----------    -----------


Balance, December 31, 1997          4,707,720      4,668,036       (545,866)          --           (3,498)     8,826,392

Issuance of common stock                1,900          1,900           --             --             --            3,800

Change in unrealized gain
 (loss) on securities available
 for sale                                --             --             --             --           95,588         95,588


Net loss                                 --             --         (569,483)          --             --         (569,483)
                                  -----------    -----------    -----------    -----------    -----------    -----------


Balance, December 31, 1998          4,709,620      4,669,936     (1,115,349)          --           92,090      8,356,297

Issuance of common stock                3,325          4,988           --             --             --            8,313

Purchase of  treasury stock,
     140 shares                          --             --             --           (1,600)          --           (1,600)

Change in unrealized gain
 (loss) on securities available
 for sale                                --             --             --             --         (493,369)      (493,369)

Net earnings                             --             --          526,944           --             --          526,944
                                  -----------    -----------    -----------    -----------    -----------    -----------

Balance, December 31, 1999        $ 4,712,945      4,674,924       (588,405)        (1,600)      (401,279)     8,396,585
                                  ===========    ===========    ===========    ===========    ===========    ===========


See accompanying notes to consolidated financial statements.

                         DECATUR FIRST BANK GROUP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                               1999            1998            1997
                                                                       ------------    ------------    ------------
Cash flows from operating activities:
Net earnings (loss)                                                    $    526,944        (569,483)       (439,378)
Adjustments to reconcile net earnings (loss) to net cash provided
(used) by operating activities:
 Depreciation, amortization and accretion                                   227,538         131,191          27,676
 Provision for loan losses                                                  152,090         314,800          32,000
 Provision for stock awards                                                   8,313           3,800            --
 Provision for deferred income taxes                                       (411,122)           --              --
 Cumulative effect of accounting change                                        --            78,560            --
 Loss on disposal of premises and equipment                                    --            18,262            --
 Change in:
   Accrued interest receivable and other assets                            (203,484)       (247,244)        (99,321)
   Accrued interest payable and other liabilities                            49,892         (46,045)         48,983
                                                                       ------------    ------------    ------------

        Net cash provided (used) by operating activities                    350,171        (316,159)       (430,040)
                                                                       ------------    ------------    ------------

Cash flows from investing activities:
 Proceeds from calls and maturities of investment securities
 held to maturity                                                           900,000       2,185,762         501,734
 Proceeds from sales, calls and maturities of investment securities
 available for sale                                                       6,728,642       2,835,409       2,040,605
 Purchases of investment securities held to maturity                           --              --        (3,589,858)
 Purchases of investment securities available for sale                   (5,789,470)    (16,172,639)     (7,548,869)
 Net change in loans                                                    (15,088,690)     (8,447,372)     (1,563,200)
 Purchase of premises and equipment                                      (1,098,332)       (118,357)       (948,814)
                                                                       ------------    ------------    ------------

             Net cash used by investing activities                      (14,347,850)    (19,717,197)    (11,108,402)
                                                                       ------------    ------------    ------------

Cash flows from financing activities:
 Net change in deposits                                                  11,222,616      21,336,199       8,665,552
 Net change in line of credit                                                  --              --          (200,000)
 Proceeds from the sale of common stock, net of offering costs                 --              --         9,375,756
 Purchase of treasury stock                                                  (1,600)           --              --
 Redemption of organization shares                                             --              --               (10)
                                                                       ------------    ------------    ------------


         Net cash provided by financing activities                       11,221,016      21,336,199      17,841,298
                                                                       ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents                     (2,776,663)      1,302,843       6,302,856
Cash and cash equivalents at beginning of year                            7,629,634       6,326,791          23,935
                                                                       ------------    ------------    ------------
Cash and cash equivalents at end of year                               $  4,852,971       7,629,634       6,326,791
                                                                       ============    ============    ============

Supplemental schedule of noncash investing and financing activities:
   Change in net unrealized loss on investment securities
        available for sale, net of tax                                 $   (493,369)         95,588          (3,498)

Supplemental disclosures of cash flow information:
   Cash paid during the year for interest                              $    926,958         541,862          50,731

See accompanying notes to consolidated financial statements.

                         DECATUR FIRST BANK GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        Basis of Presentation and Nature of Operations
        The consolidated financial statements include the accounts of Decatur First Bank Group, Inc. (the "Company") and its wholly owned subsidiary, Decatur First Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

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

        The accounting principles followed by the Company and the Bank, and the methods of applying these principles, conform with generally accepted accounting principles (GAAP) and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with the realization of deferred tax assets, which are based on future taxable income.

        Investment Securities
        The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held to maturity are classified as available for sale. At December 31, 1999 and 1998, there were no trading securities.

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

        Loans and Allowance for Loan Losses
        Loans are stated at principal amount outstanding, net of the allowance for loan losses. Unearned interest on discounted loans is recognized as income over the term of the loans using a method which approximates a level yield. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

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

                         DECATUR FIRST BANK GROUP, INC.

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
       Loans and Allowance for Loan Losses, continued
       Servicing assets and liabilities are assessed for impairment or increased obligation based upon their fair values. When the Bank sells the portion of a loan guaranteed by the U.S. Small Business Administration ("SBA"), the investment in the entire loan is allocated between the guaranteed and unguaranteed portions of the loan, as well as the servicing assets and interest-only strip receivable, based upon their respective fair market values at the date of sale. Gains on sales of loans, calculated by taking the net proceeds from the sale less the allocated sold portion of the loan, are presented in the statement of operations net of brokerage expenses.

       Servicing assets and interest-only strips receivable recognized from the sales of the portion of loans guaranteed by SBA with the retention of loan servicing are carried at the present value of estimated future net servicing income over the estimated lives of the related SBA loans, less amounts amortized. Amortization of these assets is computed using a level yield method over the estimated remaining lives of the related SBA loans taking into consideration assumed prepayment patterns. Servicing assets and interest-only strips receivable are measured for impairment periodically via stratification of the assets by predominant risk characteristic such as loan term and interest rate. No valuation allowances were required based upon the evaluation for impairment at December 31, 1999.

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

       Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. In determining the adequacy of the allowance for loan losses management uses four different methods as indicators of the reasonableness of the allowance. The methods used include a risk method (using internal classifications along with regulatory classifications), historical charge-offs, comparison to a peer group, and current classifications based on the loan grading system. The combination of these results are compared quarterly to the recorded allowance for loan losses for reasonableness and material differences are adjusted by increasing or decreasing the provision for loan losses. Management uses an external loan review program to challenge and corroborate the internal loan grading system and provide additional analysis in determining the adequacy of the allowance and the future provisions for estimated loan losses.

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

       Premises and Equipment
       Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases. Costs incurred for maintenance and repairs are expensed currently.

       Depreciation expense is computed using the straight-line method over the following estimated useful lives:

                      Leasehold improvements                 10 - 40 years
                      Furniture and equipment                 5 - 10 years

                         DECATUR FIRST BANK GROUP, INC.

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
       Organizational Costs - Accounting Change
       The Company incurred certain costs in connection with its organization which were capitalized. These costs were being amortized over five (5) years. During 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, which changed the accounting requirements for organizational costs. SOP 98-5 requires these types of costs to be expensed as incurred rather than capitalized and amortized. The Company elected to implement SOP 98-5 as of the beginning of 1998 and correspondingly reported the charge as a cumulative effect of an accounting change in the statement of operations.

       Income Taxes
       Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

       Statement of Comprehensive Income
       Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" was issued in 1997 and became applicable to the Company in 1998. SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. The Company has elected to present comprehensive income in a separate statement of comprehensive income. Accumulated other comprehensive income is solely related to the effect of unrealized gains on securities available for sale.

       Net Earnings (Loss) Per Share
       Earnings per share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding, such as warrants or options, are included in diluted earnings per share.

       For 1999 and 1998, the potential effect of outstanding options would be anti-dilutive, and therefore is not presented.

       For 1997, net loss per share is calculated by dividing net loss by the number of common shares sold in the initial public offering, which are considered outstanding the entire period.

       Recent Accounting Pronouncements
       In 1998, the Financial Accounting Standards Board issued SFAS No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. SFAS No. 133 is effective for all fiscal quarters beginning after June 15, 2000, but initial application of the Statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. The Company believes the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or liquidity.

                         DECATUR FIRST BANK GROUP, INC.

(2)    INVESTMENT SECURITIES
       Investment securities at December 31, 1999 and 1998 are as follows:

                                                                            December 31, 1999
                                                 -------------------------------------------------------------------------
        SECURITIES AVAILABLE FOR SALE:                                    Gross               Gross           Estimated
                                                    Amortized          Unrealized           Unrealized          Fair
                                                       Cost               Gains               Losses            Value
                                                 ----------------- -------------------- ------------------- --------------

U.S. Government agencies                             $14,637,620             --               510,618          14,127,002
Mortgage-backed securities                             3,100,160             --               136,608           2,963,553
                                                     -----------      -----------         -----------         -----------

                                                     $17,737,780             --               647,226          17,090,555
                                                     ===========      ===========         ===========         ===========


                                                                            December 31, 1998
                                                 -------------------------------------------------------------------------
                                                                          Gross               Gross           Estimated
                                                    Amortized          Unrealized           Unrealized          Fair
                                                       Cost               Gains               Losses            Value
                                                 ----------------- -------------------- ------------------- --------------

U.S. Treasuries                                      $   960,071            3,641                --               963,712
U.S. Government agencies                              16,861,188          115,926              27,989          16,949,125
Mortgage-backed securities                               970,710              602                --               971,312
                                                     -----------      -----------         -----------         -----------

                                                     $18,791,969          120,169              27,989          18,884,149
                                                     ===========      ===========         ===========         ===========

                                                                            December 31, 1998
                                                 -------------------------------------------------------------------------
        SECURITIES HELD TO MATURITY:                                      Gross               Gross           Estimated
                                                    Amortized          Unrealized           Unrealized          Fair
                                                       Cost               Gains               Losses            Value
                                                 ----------------- -------------------- ------------------- --------------

        U.S. Government agencies                     $   900,752            4,083                --               904,835
                                                     ===========      ===========         ===========         ===========


        The amortized cost and estimated fair value of investment securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
                                                   Securities
                                               Available for Sale
                                           --------------------------
                                           Amortized        Estimated
                                             Cost          Fair Value
                                           ------------- ------------
        U.S. Government agencies
                1 to 5 years               $11,456,963    11,090,526
                5 to 10 years                3,180,657     3,036,476
        Mortgage-backed securities           3,100,160     2,963,553
                                           -----------   -----------
                                           $17,737,780    17,090,555
                                           ===========   ===========

        Securities with a carrying value of approximately $500,000 as of December 31, 1999 were pledged to secure public deposits as required by law.

                         DECATUR FIRST BANK GROUP, INC.

(3)    LOANS
       Major classifications of loans at December 31, 1999 and 1998 are summarized as follows:

                                                          1999          1998
                                                      -----------   -----------

             Commercial, financial and agricultural   $ 8,712,890     4,187,121
             Real estate - mortgage                    12,688,651     4,183,017
             SBA loans                                    964,144       325,177
             Consumer                                   2,607,843     1,166,512
                                                      -----------   -----------

                                                       24,973,528     9,861,827

              Less: Allowance for loan losses             373,156       198,055
                                                      -----------   -----------

                                                      $24,600,372     9,663,772
                                                      ===========   ===========

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

       An analysis of the activity in the allowance for loan losses for the years ended December 31, 1999 and 1998 is presented below:


                                     1999         1998
                                  ---------    ---------
Balance at beginning of year      $ 198,055       32,000
Provision charged to operations     152,090      314,800
Loans charged off                    (5,158)    (148,745)
Recoveries                           28,169         --
                                  ---------    ---------

Balance at end of year            $ 373,156      198,055
                                  =========    =========

       The Bank provided $32,000 for the year ended December 31, 1997 to the allowance for loan losses for potential problem loans.

(4)    PREMISES AND EQUIPMENT
       Major classifications of premises and equipment are summarized as follows:
                                                 1999         1998
                                              ----------   ----------

             Land                             $    8,488        8,488
             Leasehold improvements            1,618,707      670,413
             Furniture and equipment             531,108      302,274
             Construction in progress               --         78,796
                                              ----------   ----------

                                               2,158,303    1,059,971
             Less: Accumulated depreciation      206,461       94,691
                                              ----------   ----------

                                              $1,951,842      965,280
                                              ==========   ==========

       Depreciation expense amounted to $111,770, $78,632 and $25,190 in 1999, 1998 and 1997, respectively.

                         DECATUR FIRST BANK GROUP, INC.

(5)    DEPOSITS
       Maturities of time deposits at December 31, 1999 are as follows:

                  Maturing in:
                  2000                                      $   15,299,582
                  2001                                             555,630
                  2002                                              90,329
                  2003                                              97,876
                  2004                                             641,083
                                                            --------------

                                                            $   16,684,500
                                                            ==============

(6)    INCOME TAXES
       The components of income tax benefit for the year ended December 31, 1999 is as follows:


Currently payable                       $    --
Deferred tax expense                       30,957
Change in valuation allowance            (442,079)
                                        ---------

                                        $(411,122)
                                        =========

       The differences between the income tax benefit and the amount computed by applying the statutory federal income tax rate to the earnings (loss) before income taxes for the years ended December 31, 1999, 1998 and 1997 relate primarily to the benefit of net operating loss carryforwards not recognized and changes in the valuation allowance.

       The following summarizes the components of deferred taxes at December 31, 1999 and 1998.

                                                                             1999         1998
                                                                        ---------    ---------
Deferred income tax assets:
Allowance for loan losses                                               $ 122,734       65,001
Pre-opening expenses                                                       86,347      120,089
Operating loss carryforwards                                              218,966      263,938
Net unrealized losses on securities available for sale                    245,946         --
Contributions                                                               3,177        4,640
Discount on SBA loans, net                                                    565          729
                                                                        ---------    ---------

Total gross deferred income tax assets                                    677,735      454,397
Less valuation allowance                                                     --       (442,079)
                                                                        ---------    ---------

Net deferred tax asset                                                    677,735       12,318
Deferred income tax liabilities, consisting of premises and equipment     (20,667)     (12,318)
                                                                        ---------    ---------

Net deferred tax assets                                                 $ 657,068         --
                                                                        =========    =========

       The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 1999, based upon the projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the benefits of these deductible differences will be realized.

       At December 31, 1999, the Company had a federal tax net operating loss carryforward of $447,000 which will begin to expire in 2018 if not previously utilized. Additionally, a state net operating loss carryforward for tax purposes of approximately $1,438,000 will begin to expire in 2012 if not previously utilized.

                         DECATUR FIRST BANK GROUP, INC.

(7)    COMMITMENTS
       On September 9, 1996, the Company entered into an operating lease agreement for space to serve as the main office of the Company and the Bank. The lease term also includes an option to purchase the property at a price of $500,000. Future minimum lease payments required for all operating leases having a remaining term in excess of one year at December 31, 1999 are as follows:

                2000                           $ 54,000
                2001                             54,000
                2002                             22,500
                                               --------

                                               $130,500
                                               ========

       The total rental expense was $54,000 in both 1999 and 1998.

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

       The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Bank requires collateral to support financial instruments with credit risk. At December 31, 1999 and 1998, the Bank has commitments to extend credit of $10,129,000 and $3,534,000, respectively. There are no standby letters of credit for either year.

(8)    EMPLOYEE BENEFIT PROGRAMS
       During 1997, the Company adopted a 401(k) plan for the benefit of its employees subject to certain minimum age and service requirements. The Company does not intend to make contributions to the plan until cumulative profitability has been attained.

       Additionally, during 1999 and 1998, the Board awarded 626 shares and 380 shares, respectively, to certain employees based upon their tenure with the Bank. The fair value of these shares of $8,313 and $3,800, respectively, was charged to operations upon issuance of the shares.

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

       On March 17, 1998, the Board granted options to purchase 80,031 shares of common stock to certain officers. The shares were granted at an exercise price of $10, vest evenly over a 5-year period and are exercisable no later than ten years from the date of grant.

                         DECATUR FIRST BANK GROUP, INC.

 (8)   EMPLOYEE BENEFIT PROGRAMS, CONTINUED
       A summary status of the Company's stock option plan as of December 31, 1999 and 1998, and changes during the years, are presented below:

                                                                       1999                              1998
                                                            -------------------------          -----------------------
                                                                             Weighted                         Weighted
                                                                             Average                           Average
                                                                             Exercise                         Exercise
                                                            Shares              Price          Shares            Price
                                                            ------           --------          ------         --------

        Outstanding, beginning of year                       80,031           $ 10.00             -           $ 10.00
        Granted during the year                                 -                               80,031
                                                            -------                             ------

        Outstanding, end of year                             80,031           $ 10.00           80,031        $ 10.00
                                                             ======                             ======

        Options exercisable at year end                      16,006           $ 10.00              -          $ 10.00
                                                             ======                            =======

       The weighted average remaining contractual lives of these stock options were 8.25 and 9.25 years, respectively, as of December 31, 1999 and 1998.

       The Company is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense over the vesting period or immediately if only subject to a service requirement and the award is expected to vest. The Company has chosen not to adopt the cost recognition principles, and no compensation expense has been recognized in 1998 related to the stock option plan. Had compensation cost been determined based upon the fair value of the options at the grant dates, the Company's net loss and net loss per share for the year ended December 31, 1998 for grants made during 1998 would have been reduced to the proforma amounts indicated below:

                                                                   NET LOSS
                                              NET LOSS             PER SHARE
                                              --------             ---------
                  As reported            $     569,483        $         0.60
                  Proforma               $     859,195        $         0.91

       The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 1998: no dividend yield, a risk free interest rate of 4.7%, and an expected life of 10 years. For disclosure purposes, the Company immediately recognized the expense assuming that all awards will vest.

(9)    RELATED PARTY TRANSACTIONS
       The Bank conducts transactions with directors and officers, including companies in which they have a beneficial interest, in the normal course of business. It is the Bank's policy to comply with federal regulations which require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons. For the year ended December 31, 1999, loans made to related parties totaled $466,397, repayments totaled $169,298, resulting in an ending balance of $424,648. As of December 31, 1999 and 1998, related party deposits totaled $1,975,159 and $1,882,561, respectively.

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

                         DECATUR FIRST BANK GROUP, INC.

(10)   REGULATORY MATTERS, CONTINUED
       Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

       As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

       The actual capital amounts and ratios are also presented in the table.

                                                                                                        To Be Well
                                                                                                     Capitalized Under
                                                                              For Capital            Prompt Corrective
                                                     Actual                Adequacy Purposes         Action Provisions
                                               --------------------        ------------------        ------------------
                                               Amount         Ratio        Amount       Ratio        Amount       Ratio
                                               ------         -----        ------       -----        ------       -----
        AS OF DECEMBER 31, 1999:
        Total Capital
            (to Risk Weighted Assets)
               Consolidated                    $ 8,291,122      22.75%     2,915,639        8.0%         N/A          N/A
               Bank                            $ 7,478,089      20.70%     2,890,539        8.0%      3,613,174     10.0%
        Tier 1 Capital
            (to Risk Weighted Assets)
               Consolidated                    $ 7,917,966      21.73%     1,457,820        4.0%         N/A          N/A
               Bank                            $ 7,104,933      19.66%     1,445,270        4.0%      2,167,905      6.0%
        Tier 1 Capital
            (to Average Assets)
               Consolidated                    $ 7,917,966      17.66%     1,793,667        4.0%         N/A          N/A
               Bank                            $ 7,104,933      16.27%     1,746,440        4.0%      2,183,050      5.0%
        AS OF DECEMBER 31, 1998:
        Total Capital
            (to Risk Weighted Assets)
               Consolidated                    $ 8,454,262      47.65%     1,420,000        8.0%            N/A       N/A
               Bank                            $ 7,274,460      41.58%     1,400,000        8.0%      1,750,000     10.0%
        Tier 1 Capital
            (to Risk Weighted Assets)
               Consolidated                    $ 8,256,207      46.53%       710,000        4.0%            N/A       N/A
               Bank                            $ 7,076,405      40.44%       700,000        4.0%      1,050,000      6.0%
        Tier 1 Capital
            (to Average Assets)
               Consolidated                    $ 8,256,207      24.24%     1,362,000        4.0%            N/A       N/A
               Bank                            $ 7,076,405      21.50%     1,316,000        4.0%      1,646,000      5.0%

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

                         DECATUR FIRST BANK GROUP, INC.

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

(12)   DECATUR FIRST BANK GROUP, INC. (PARENT COMPANY ONLY) FINANCIAL
INFORMATION

                                                      Balance Sheets

                                                December 31, 1999 and 1998

                                                          Assets
                                                                                                      1999         1998
                                                                                                   ---------    ---------
       Cash and interest bearing deposits                                                          $ 172,996      142,681
       Investment in Bank                                                                          7,173,076    7,178,835
       Investment securities available for sale                                                      962,600    1,016,090
       Other assets                                                                                   87,913       18,691
                                                                                                   ---------    ---------

                                                                                                 $ 8,396,585    8,356,297
                                                                                                   =========    =========
                                                         Liabilities and Shareholders' Equity

       Shareholders' equity                                                                      $ 8,396,585    8,356,297
                                                                                                   =========    =========

                                                 Statements of Operations

                                   For the Years Ended December 31, 1999, 1998 and 1997

                                                                                    1999       1998        1997
                                                                                  --------   --------    --------
       Income:
           Interest income                                                        $ 59,136     70,281     116,883
                                                                                  --------   --------    --------

       Expenses:
           Interest                                                                   --         --        21,887
           Salaries and employee benefits                                            8,313      4,091     102,120
           Occupancy and equipment                                                    --         --        37,143
           Other operating                                                          35,515     13,549      70,849
                                                                                  --------   --------    --------


              Total expenses                                                        43,828     17,640     231,999
                                                                                  --------   --------    --------

              Earnings (loss) before equity in undistributed earnings (loss) of
                Bank, income taxes and cumulative effect of accounting change       15,308     52,641    (115,116)

       Equity in undistributed earnings (loss) of Bank                             460,478   (591,333)   (324,262)

       Income tax benefit                                                           51,158       --          --
                                                                                  --------   --------    --------

              Earnings (loss) before cumulative effect of accounting change        526,944   (538,692)   (439,378)

       Cumulative effect of accounting change for
           organizational costs                                                       --      (30,791)       --
                                                                                  --------   --------    --------

                Net earnings (loss)                                               $526,944   (569,483)   (439,378)
                                                                                  ========   ========    ========

                         DECATUR FIRST BANK GROUP, INC.

(12) DECATUR FIRST BANK GROUP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION, CONTINUED

                                                 Statements of Cash Flows

                                   For the Years Ended December 31, 1999, 1998 and 1997

                                                                                       1999          1998          1997
                                                                                    ----------    ----------    ----------
Cash flows from operating activities:
     Net earnings (loss)                                                            $  526,944      (569,483)     (439,378)
     Adjustments to reconcile net earnings (loss) to net cash provided (used by operating activities:
         Equity in undistributed (earnings) loss of Bank                              (460,478)      591,333       324,262
         Amortization                                                                    8,294           927         3,062
         Provision for stock awards                                                      8,313         3,800          --
         Provision for deferred taxes                                                  (51,158)         --            --
         Cumulative effect of accounting change                                           --          30,791          --
         Change in other                                                                  --          (9,532)       26,530
                                                                                    ----------    ----------    ----------

                  Net cash provided (used) by operating activities                      31,915        47,836       (85,524)
                                                                                    ----------    ----------    ----------

Cash flows from investing activities:
     Capital infusion into subsidiary                                                     --            --      (8,000,000)
     Proceeds from maturities and calls of securities available for sale                  --         994,329          --
     Purchase of securities available for sale                                            --      (1,515,036)     (498,605)
                                                                                    ----------    ----------    ----------

                  Net cash used by investing activities                                   --        (520,707)   (8,498,605)
                                                                                    ----------    ----------    ----------

Cash flows from financing activities:
     Change in line of credit                                                             --            --        (200,000)
     Sale of (redemption of) organization shares                                          --            --             (10)
     Purchase of treasury stock                                                         (1,600)         --            --
     Proceeds from sale of common stock, net of offering costs of $39,684                 --            --       9,375,756
                                                                                    ----------    ----------    ----------

                  Net cash provided (used) by financing activities                      (1,600)         --       9,175,746
                                                                                    ----------    ----------    ----------

Net change in cash                                                                      30,315      (472,871)      591,617

Cash at beginning of year                                                              142,681       615,552        23,935
                                                                                    ----------    ----------    ----------

Cash at end of year                                                                 $  172,996       142,681       615,552
                                                                                    ==========    ==========    ==========

Supplemental schedule of noncash financing and investing activities:
     Change in net unrealized gain (loss) on securities available for
         sale of Bank, net of tax                                                     (466,237)       97,868        (3,438)
     Change in unrealized gain (loss)on securities available for sale, net of tax      (27,132)       (2,280)          (60)



TABLE 1
AVERAGE BALANCES AND INTEREST RATES

The table below shows the average balance outstanding for each category of interest earning assets and interest-bearing liabilities for 1999 and 1998, and the average rate of interest earned or paid thereon.

                                                                              For the Years Ended December 31
                                                                              -------------------------------
                                                                             (Amounts presented in thousands)
                                                                         1999                                 1998
                                                            ------------------------------        -----------------------------
                                                            Average                  Yield/      Average                 Yield/
                                                            Balance     Interest      Rate       Balance     Interest     Rate
                                                            -------     --------      ----       -------     --------     ----
Assets:
   Interest earning assets:
     Loans (including loan fees)                       $     15,867       1,519       9.57%         5,847        561       9.59%
     Investment securities                                   19,409       1,083       5.58%        14,600        847       5.80%
     Federal funds sold                                       2,468         125       5.04%         4,451        248       5.57%
                                                            -------      ------                   -------     ------

  Total interest earning assets                              37,744       2,727       7.27%        24,898      1,656       6.65%
  Other non-interest earnings assets                          3,249                                 2,878
                                                            -------                               -------
         Total assets                                        40,993                                27,776
                                                             ======                                ======

Liabilities and stockholders' equity:
   Interest-bearing liabilities:
     Deposits:
       Interest-bearing demand and savings                   13,419         327       2.44%         8,727        251       2.88%
       Time                                                  12,108         628       5.19%         6,210        343       5.52%
                                                            -------      ------                   -------     ------
         Total interest-bearing liabilities                  25,527         955       3.74%        14,937        594       3.98%
                                                                            ---                                  ---
Other non-interest bearing liabilities                        7,343                                 4,219
Stockholders' equity                                          8,123                                 8,620
                                                            -------                               -------
         Total liabilities and stockholders' equity          40,993                                27,776
                                                             ======                                ======

Excess of interest-earning assets over interest-
    bearing liabilities                                $     12,217                                 9,961
                                                             ======                                ======

Ratio of interest-earning assets to interest-
    bearing liabilities                                    147.86%                               166.69%

Net interest income                                                       1,772                                1,062
                                                                          =====                                =====

Net interest spread                                                                   3.53%                                2.67%

Net interest yield on interest earning assets                                         4.69%                                4.27%

---------------------------------------------------------------------------------------------------------------------------------

Non-accrual loans and the interest income which was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

TABLE 2
VOLUME/RATE ANALYSIS

                                                1999 COMPARED TO 1998                           1998 COMPARED TO 1997
                                        INCREASE (DECREASE) DUE TO CHANGES IN           INCREASE (DECREASE) DUE TO CHANGES IN
                                      VOLUME         RATE          NET CHANGE         VOLUME         RATE           NET CHANGE
Interest earning assets:
    Loans (including loan fees)       $   959         (1)               958             1,408        (85)             1,323
    Investment securities                 268        (32)               236               (59)        (1)               (60)
    Federal funds sold                   (100)       (23)              (123)                6         (1)                 5
                                      -------    -------            -------           -------    -------            -------

                                        1,127        (56)             1,071             1,355        (87)             1,268
                                      -------    -------            -------           -------    -------            -------

Interest bearing liabilities:
    Interest-bearing demand
       and savings                        114        (38)                76                87         15                102
    Time                                  306        (21)               285               622         14                636
    Other borrowings                     --         --                 --                 (22)        (1)               (23)
                                      -------    -------            -------           -------    -------            -------
                                          420        (59)               361               687         28                715
                                      -------    -------            -------           -------    -------            -------
                                      $   707          3                710               668       (115)               553
                                      =======    =======            =======           =======    =======            =======

TABLE 3
INVESTMENT PORTFOLIO

The following table presents the investments by category at December 31, 1999 and 1998:
                                                              (Amounts are presented in thousands)
                                                               1999                         1998
                                                     -----------------------------------------------------
AVAILABLE FOR SALE                                   Amortized      Estimated      Amortized     Estimated
                                                         Cost     Fair Value         Cost       Fair Value

United States Treasuries and
    Government Agencies                               $14,638        14,127          17,821        17,913
Mortgage-backed                                         3,100         2,964             971           971
                                                      -------       -------         -------       -------

                                                      $17,738        17,091          18,792        18,884
                                                      -------       -------         -------       -------
HELD TO MATURITY

United States Government Agencies                     $  --            --               901           905
                                                      -------       -------         -------       -------

TOTAL                                                 $17,738        17,091          19,693        19,789
                                                      =======       =======         =======       =======


The following table presents the maturities of all investment securities at carrying value and the weighted average yields for each range of maturities presented. (Amounts are presented in thousands)
Maturities at                                          United States          Mortgage- Backed          Weighted
December 31, 1999                                   Treasury and Agencies      Securities            Average Yields
-------------------------------------------------------------------------------------------------------------------
After 1 through 5 years                              $    11,091                      -                  5.86%
After 5 through 10 years                                   3,036                      -                  6.31%
After 10 years                                                -                    2,964                 5.70%
                                                      ----------                   -----
        Totals                                       $    14,127                   2,964
                                                     ===========                   =====

TABLE 4
LOAN PORTFOLIO

The following table presents loans by type at the end of each of the last two years:

                                                                          December 31,
                                                                          ------------
                                                              1999                           1998
                                                              -----------------------------------
                                                              (Amounts are presented in thousands)

Commercial and SBA                                     $     9,677                          4,512
Real estate                                                 12,688                          4,183
Consumer                                                     2,608                          1,167
                                                          --------                         ------

                                                            24,973                          9,862

Less:   Allowance for loan losses                              373                            198
                                                          --------                         ------

        Loans, net                                     $    24,600                          9,664
                                                          ========                         ======

As of December 31, 1999, maturities of loans in the indicated classifications were as follows (amounts are presented in thousands):
       Maturity                                        Commercial            Real Estate          Total
       --------                                        ----------            -----------          -----
       Within 1 year                                   $   7,182               8,611              15,793
       1 to 5 years                                        2,189               3,300               5,489
       Over 5 years                                          306                 777               1,083
                                                          ------              ------             -------

           Totals                                      $   9,677              12,688              22,365
                                                          ======              ======             =======

As of December 31, 1999, the interest terms of loans in the indicated classification for the indicated maturity ranges are as follows (amounts are presented in thousands):

                                  Fixed            Variable
                             Interest Rates     Interest Rates       Total
                             --------------     --------------       -----
  Commercial
     1 to 5 years               $2,131                 58            2,189
     Over 5 years                 --                  306              306

Real estate
     1 to 5 years               $3,300               --              3,300
     Over 5 years                  777               --                777

The following summarizes past due and non-accrual loans, other real estate and repossessions, and income that would have been reported on non-accrual loans as of December 31, 1999 and 1998 (amounts are presented in thousands):

                                                        December 31,
                                                        ------------
                                              1999                       1998
                                              -------------------------------
Other real estate and repossessions        $    -                          -
Accruing loans 90 days or more past due         -                          -
Non-accrual loans                               -                          -
Interest on non-accrual loans which
   would have been reported                     -                          3


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

TABLE 5
ALLOWANCE FOR LOAN LOSSES

The following table summarizes information concerning the allowance for loan losses:

                                                                          December 31,
                                                                          ------------
                                                              (Amounts are presented in thousands)
                                                              1999                           1998
                                                              -----------------------------------
Balance at beginning of year                                  $ 198                            32
Charge-offs:
  Commercial                                                   --                             127
  Real estate                                                  --                            --
  Consumer                                                        5                            22
                                                              -----                         -----

       Total chargeoffs                                       $   5                           149
                                                              -----                         -----
Recoveries:
  Commercial                                                     25                          --
  Real estate                                                  --                            --
  Consumer                                                        3                          --
                                                              -----                         -----
       Total recoveries                                          28                          --
                                                              -----                         -----
  Net (charge-offs) recoveries                                   23                          (149)

  Additions charged to operations                               152                           315
                                                              -----                         -----

  Balance at end of year                                      $ 373                           198
                                                              =====                         =====

Ratio of net charge-offs (recoveries) during the period
  to average loans outstanding during the period               (.14)%                        2.54%
                                                              =====                         =====

The Bank utilizes an external independent loan review function. All loans $100,000 or more are reviewed annually and placed into various loan grading categories which assist in developing lists of potential problem loans. These loans are constantly monitored by the loan review function to ensure early identification of deterioration. The formal allowance for loss adequacy test is performed on a quarterly basis. Specific amounts of loss are estimated on problem loans and historical loss percentages are applied to the balance of the portfolio using certain portfolio stratifications. Additionally, the evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions, regulatory examination results, and the existence of loan concentrations.

TABLE 6
DEPOSITS

The average balance of deposits and the average rates paid on such deposits are summarized for the periods indicated in the following table:

                                                                          December 31,
                                                                          ------------
                                                              (Amounts are presented in thousands)

                                                              1999                           1998
                                                              ----                           ----
                                                       Amount     Rate                Amount     Rate
Demand deposits:
   Non-interest bearing                            $     7,277      -                   4,082     -
   Interest-bearing demand
       and savings                                      13,419    2.44%                 8,727    2.88%
   Time deposits                                        12,108    5.19%                 6,210    5.52%
                                                        ------                         ------

       Totals                                      $    32,804                         19,019
                                                        ======                         ======

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 1999 are summarized as follows (amounts are presented in thousands):

       Within 3 months                         $   2,114
       After 3 through 6 months                    1,231
       After 6 through 12 months                   1,246
       After 12 months                               500
                                                  ------

           Total                               $   5,091
                                                  ======

TABLE 7
SELECTED RATIOS

The following table sets out certain ratios of the Company for the years indicated.


                                                            1999          1998
                                                            ----          ----

  Net earnings (loss) to average assets                     1.29%        (2.05)%
  Net earnings (loss) to average stockholders' equity       6.49%        (6.60)%
  Dividends to net earnings                                   -            -
  Average equity to average assets                         19.82%        31.03%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                    DIRECTORS

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

ROBERT E. LANIER                                     CAROL NICKOLA                               LYNN PASQUALETTI
PRESIDENT                                            HEALTH CARE CONSULTANT                      PRESIDENT AND CO-OWNER
REL PROPERTIES, INC                                                                              HLM ACCOUNTING & TAX, INC.

ROGER K. QUILLEN                                     JAMES T. SMITH, III                         KIRBY A. THOMPSON
ATTORNEY                                             BUSINESS OWNER                              BUSINESS OWNER
                                                     RUTLAND CONTRACTING CO.                     KAT CONSULTING

JUDY B. TURNER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
DECATUR FIRST BANK GROUP, INC.

--------------------------------------------------------------------------------
                               DECATUR FIRST BANK
--------------------------------------------------------------------------------
                               OFFICERS AND STAFF
OFFICERS

JUDY B. TURNER                                       GREG M. AUTREY                              ANN S. RANDALL
PRESIDENT AND CHIEF EXECUTIVE OFFICER                EXECUTIVE VICE PRESIDENT &                  EXECUTIVE VICE PRESIDENT &
                                                     SENIOR LENDER                               CASHIER

BEVERLY DABNEY                                       JEFF F. COOK                                DORIS M. SHELTON
VICE PRESIDENT/BUSINESS                              VICE PRESIDENT/                             CORPORATE SECRETARY
DEVELOPMENT                                          COMMERCIAL LENDER

JUANITA MARZETTE                                     DAVID SENIOR
RETAIL MANAGER                                       SENIOR VICE PRESIDENT/
                                                     SENIOR CREDIT OFFICER
STAFF

PAM BRADLEY                                          ANGELA CARTER                               DIANE CHAMBERS
ASSISTANT RETAIL MANAGER                             LEAD TELLER                                 LOAN ADMINISTRATOR

SHANNON DAVIS                                        CHRISTIE LORD                               JEFF ORTIZ
CS SPECIALIST                                        CS SPECIALIST                               OPERATIONS

JESSICA PORTER                                       RON RICE                                    DESHANTE RIGGINS
OPERATIONS                                           COURIER (PART-TIME)                         TELLER

ARLIA SLOTKIN                                        RENEE WILSON
CS SPECIALIST (PART-TIME)                            LOAN ADMINISTRATOR

A COPY OF THE COMPANY'S 1999 ANNUAL REPORT ON FORM 10-KSB, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE AT NO CHARGE TO EACH SHAREHOLDER UPON WRITTEN REQUEST TO JUDY B. TURNER, PRESIDENT AND CEO, DECATUR FIRST BANK GROUP, INC., 1120 COMMERCE DRIVE, DECATUR, GEORGIA 30030