Form 10KSB, Exhibit 13
period 2000-12-31
DECATUR FIRST BANK GROUP INC
filed 2001-03-30
CIK 1024918

2000 ANNUAL REPORT



                               [GRAPHIC  OMITED]



                                  DECATUR FIRST
                                BANK GROUP, INC.

                         DECATUR FIRST BANK GROUP, INC.

                                Table of Contents



                                                                           Page
                                                                           ----

To Our Shareholders. . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
Selected Financial Data. . . . . . . . . . . . . . . . . . . . . . . . . .   3
Management's Discussion and Analysis . . . . . . . . . . . . . . . . . . .   4
Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . .   9
Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . . .   10
Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . .   15
Selected Statistical Information . . . . . . . . . . . . . . . . . . . . .   26
Corporate and Shareholder Information. . . . . . . . . . . . . . . . . . .   31




Decatur First Bank Group, Inc., a Georgia Corporation (the "Company"), is a holding company engaged in commercial banking primarily in DeKalb County, Georgia. The Company currently has one subsidiary, Decatur First Bank (the "Bank"), which is active in retail and commercial banking.

There is no established public trading market for the Company's Common Stock. As of March 14, 2001, the Company had 877 shareholders of record.

It is the policy of the Board of Directors to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the Company. The Company has no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company. The Company declared no dividends in 2000 and is not expected to do so for the foreseeable future. Information on restrictions on the amount of dividends payable by the Company and the Bank appears in Note 10 to the Company's Audited Financial Statements.

This report serves as our annual disclosure statement as required by the Federal Deposit Insurance Corporation. This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

TO  OUR  SHAREHOLDERS:

ANOTHER PROFITABLE YEAR! As I wrote you in December, a lot of exciting things occurred in 2000. We closed our third full year in business with deposits at $58,642,395, a 42% growth over 1999, and loans at $34,792,540 an increase of 41%. Assets have grown 47% to $73,019,711.

Our pre-tax income increased from $115,822 in 1999 to $468,732 in 2000 - a 305% increase! As you remember, in 1999 we were able to recognize a one-time tax benefit relating to the cumulative losses that resulted from our organizational expenses, so net income for 1999 can't be used for comparison purposes.

We continue to emphasize long-term relationships and steady growth for the bank as we focus on serving our community. We were delighted when the Clairmont Place Senior Living Community invited us to open an office in their facility. The people in the 214 residential units quickly created deposits of over $1 million. Deposits continue to flow in as investments that were in other banks are moved to our bank. This has been an excellent opportunity to gather deposits.

When Harris Teeter opened their Express Store in Decatur, we were able to put a small, two-person office in this facility. Our desire was to offer additional hours to our customers in Decatur so we open this office from 11:00 a.m. to 7:00 p.m. Monday through Friday and 10:00 a.m. to 5:00 p.m. on Saturday. The office opened on October 18 and by February 18 - four months later - we had over $1 million in deposits from this office! This greatly exceeded our projections.

We look forward to the challenges of the year 2001. Our focus will be on strengthening our share of the market while creating long-term relationships with customers and increasing shareholder value. The quickest way to increase the value of your stock is to bank with us and suggest others do the same!

Beginning in April of 2001, we will begin to post our key financial information from the previous quarter on our web site. Our web address is
www.decaturfirstbank.com.  You  may  also  access  the  Securities  and Exchange
------------------------
Commission  web site at www.sec.gov/cgi-bin/srch-edgar?582254289 and get all the
                        ----------------------------------------
financial  details.



                                   Sincerely,



                                   Judy  B.  Turner
                                   President  &  CEO

                               DECATUR FIRST BANK

                             SELECTED FINANCIAL DATA
                      (in thousands except per share data)


                                              2000     1999     1998      1997
FOR THE YEAR
   Net interest income                      $ 2,810    1,772    1,063       332
   Provision for loan losses                    250      152      315        32
   Noninterest income                           344      376      170        11
   Noninterest expense                        2,436    1,880    1,487       750
   Income taxes (benefit)                       178     (411)       -         -
   Net earnings (loss)                      $   291      527     (569)     (439)

PER COMMON SHARE
   Basic earnings (loss)                    $   .31      .56     (.60)     (.47)
   Diluted earnings (loss)                      .30      .56     (.60)     (.47)
   Cash dividends declared                        -        -        -         -
   Book value                               $  9.53     8.91     8.87      9.37

AT YEAR END
   Loans                                    $34,793   24,600    9,664     1,531
   Earning assets                            67,045   44,681   34,739    14,482
   Assets                                    73,020   49,759   38,446    17,626
   Deposits                                  58,642   41,224   30,002     8,666
   Stockholders' equity                     $ 8,889    8,397    8,356     8,826
   Common shares outstanding                    933      942      942       942

AVERAGE BALANCES
   Loans                                    $31,440   15,867    5,847       765
   Earning assets                            54,420   37,744   24,898     9,568
   Assets                                    59,144   40,993   27,776    11,751
   Deposits                                  45,926   32,804   19,019     4,804
   Stockholders' equity                     $ 8,573    8,123    8,620     6,897
   Weighted average shares outstanding          939      942      942       942

KEY PERFORMANCE RATIOS
   Return on average assets                     .49%    1.29%  (2.05)%   (2.00)%
   Return on average stockholders' equity      3.39%    6.49%  (6.60)%  (11.32)%
   Net interest margin                         5.16%    4.69%    4.27%     4.74%
   Dividend payout ratio                          -        -        -         -
   Average equity to average assets           14.50%   19.82%   31.03%    58.69%

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

FINANCIAL  CONDITION  -  2000  VS.  1999

     During 2000, average total assets increased $18,151,000 (44%) in comparison with 1999. Average deposits increased $13,122,000 (40%) in 2000 over 1999 and average loans increased $15,573,000 (98%). Total assets at December 31, 2000 were $73,020,000 representing a $23,261,000 (47%) increase from December 31, 1999. Deposits increased $17,418,000 (42%) from December 31, 1999. Net loans increased $10,193,000 (41%).

     Non-performing  loans  at  December  31,  2000  and  1999,  totaled  $0.

     At December 31, 2000 and 1999, the Bank had no outstanding derivative financial instruments such as swaps, options, futures or forward contracts.

     The Bank was most recently examined by its primary regulatory authority as of June 30, 2000. The regulatory authority made no recommendations that, in management's opinion, will have material effects on the Bank's liquidity, capital resources or operations.

RESULTS  OF  OPERATIONS  -  2000  VS.  1999

     The Bank's operational results depend to a large degree on net interest income, which is the difference between the interest income received from its investments (such as loans, investment securities, federal funds sold, etc.) and the interest expense which is paid on deposit liabilities.

     For the twelve months ended December 31, 2000, the Bank's yield on earning assets was 8.38% while the cost of funding sources was 4.35%. While the net interest spread is 4.03%, net interest margin, which considers the effect of non-interest bearing deposits, was 5.16%, an increase of 47 basis points as compared to the same period in the prior year. Net interest income in the aggregate increased for the twelve months ended December 31, 2000 over the same period for 1999 primarily due to the volume of earning assets and interest bearing liabilities.

RESULTS  OF  OPERATIONS  -  2000  VS.  1999,  CONTINUED

     The provision for loan losses in 2000 was $250,000 compared to $152,000 in 1999. The increase in the provision for loan losses was primarily attributable to solid loan growth during 2000. The provision for loan losses continues to reflect management's estimate of potential losses inherent in the loan portfolio and the creation of an allowance for loan losses adequate to absorb these losses. The allowance for loan losses at December 31, 2000 totaled $535,000, representing 1.51% of total loans compared to the December 31, 1999 total of $373,000 which represented 1.49% of total loans. The Bank experienced net charge-offs of $79,000 in 2000, compared to net recoveries of $23,000 during 1999. An external independent loan review function is utilized by the Bank. All loans $175,000 or more, fifty percent of loans $125,000 to $175,000, twenty-five percent of loans $75,000 to $125,000 and fifteen percent of loans $25,000 to $75,000 are reviewed annually and placed into various loan grading categories which assists in developing lists of potential problem loans. These loans are regularly monitored by the loan review process to ensure early identification of repayment problems so that adequate allowances can be made through the provision for loan losses. Management believes that these levels of allowance are appropriate based on the Bank's loan portfolio and the current economic conditions.

     Other operating income for the twelve months ended December 31, 2000 totaled $344,000, representing a $32,000 (9%) decrease from December 31, 1999. This decrease was associated with a decrease in gain on sales of SBA loans of approximately $115,000. Other operating expenses in 2000 were $2,436,000, a $556,000 (30%) increase compared with 1999 levels, primarily due to additional personnel, the opening of two branches, and other operating expense. Additionally, in 1999 the Company recognized the valuation allowance associated with its deferred tax assets. On a consolidated basis, this recognition increased 1999 net earnings by $411,000. In 2000, the Company recognized income tax expense of $178,000, which represented an effective tax rate of 38%.

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

     The Bank maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Bank has arrangements with these correspondent banks for short term unsecured advances up to $5,500,000.

     Cash and cash equivalents increased $7,360,000 from December 31, 1999. Cash inflows from financing activities totaled $22,295,000, attributable to net deposit increases and borrowings from the Federal Home Loan Bank during 2000. During 2000, cash provided by operating activities totaled $778,000, while investing activities used $15,713,000, of which $10,442,000 represented new loans to customers, net of repayments.

CAPITAL  RESOURCES

     The Company continues to maintain adequate capital ratios. The following tables present the Company's regulatory capital position at December 31, 2000.

                                                    Risk-Based  Capital Ratios
                                                  Actual as of December 31, 2000
                                                  ------------------------------

          Tier  1  Capital                                    18.1%
          Tier  1  Capital  minimum  requirement               4.0%
                                                              -----
          Excess                                              14.1%
                                                              =====
          Total  Capital                                      19.2%
          Total  Capital  minimum  requirement                 8.0%
                                                              -----
          Excess                                              11.2%
                                                              =====
          ("Leverage  Ratio")                                 13.6%
          Minimum  leverage  requirement                       4.0%
                                                              -----

          Excess                                               9.6%
                                                             ======

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

     The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2000 that are expected to mature, prepay or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities. The Bank's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven these deposits to be more stable over the course of a year.

                                               At  December  31,  2000
                                             Maturing  or  Repricing  in
                                             ---------------------------
                                               (dollars  in  thousands)

                                       Three        Four
                                     Months or   Months to   1 to 5   Over 5
                                       Less      12 Months    Years    Years   Total
                                    -----------  ----------  -------  -------  ------
Interest-earning assets:
   Federal funds sold               $    9,710           -        -        -    9,710
   Investment securities                 5,045         752   12,153    4,592   22,542
   Loans                                 4,192      10,996   12,423    7,716   35,327
                                    -----------  ----------  -------  -------  ------

Total interest-bearing assets       $   18,947      11,748   24,576   12,308   67,579
                                    ===========  ==========  =======  =======  ======

Interest-bearing liabilities:
   Deposits:
      Savings and demand            $   21,414           -        -        -   21,414
      Time deposits                      4,501      20,850      845        -   26,196
                                    -----------  ----------  -------  -------  ------

Total interest-bearing liabilities  $   25,915      20,850      845        -   47,610
                                    ===========  ==========  =======  =======  ======

Interest sensitive difference
   per period                       $ (  6,968)     (9,102)  23,731   12,308   19,969
                                    ===========  ==========  =======  =======  ======
Cumulative interest sensitivity
   Difference                       $ (  6,968)    (16,070)   7,661   19,969
                                    ===========  ==========  =======  =======
Cumulative difference to total
    interest-bearing assets            (10.31)%    (23.78)%   11.34%   29.55%
                                    ===========  ==========  =======  =======

     At December 31, 2000, the difference between the Company's liabilities and assets repricing or maturing within one year was approximately $16,000,000. Due to an excess of liabilities repricing or maturing within one year, a rise in interest rates would cause the Company's net interest income to decline.

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

INFLATION  AND  CHANGING  PRICES

     A bank's asset and liability structure is significantly different from that of an industrial company in that substantially all assets and liabilities of a bank are monetary in nature. Management believes the impact of inflation on financial results depends upon the Company's ability to react to changes in interest rates and by such reaction to reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. Management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To  the  Board  of  Directors
Decatur  First  Bank  Group,  Inc.

We have audited the accompanying consolidated balance sheets of Decatur First Bank Group, Inc. and subsidiary as of December 31, 2000 and 1999, and the related statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Decatur First Bank Group, Inc. and subsidiary as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.

                                                  /s/ Porter Keadle Moore, LLP


Atlanta,  Georgia
February  2,  2001

                                   DECATUR FIRST BANK GROUP, INC.

                                     CONSOLIDATED BALANCE SHEETS

                                     DECEMBER 31, 2000 AND 1999

                                               Assets
                                               ------


                                                                                2000         1999
                                                                            ------------  ------------
Cash and due from banks                                                     $ 2,502,516     1,862,971
Federal funds sold                                                            9,710,000     2,990,000
                                                                            ------------  ------------

                Cash and cash equivalents                                    12,212,516     4,852,971

Investment securities available for sale                                     22,542,350    17,090,555
Loans, net                                                                   34,792,540    24,600,372
Premises and equipment, net                                                   2,106,324     1,951,842
Accrued interest receivable and other assets                                  1,365,981     1,263,156
                                                                            ------------  ------------

                                                                            $73,019,711    49,758,896
                                                                            ============  ============

                                  Liabilities and Shareholders' Equity
                                  ------------------------------------

Deposits:
   Demand                                                                   $11,031,292     8,603,734
   Money market and NOW accounts                                             20,222,763    15,005,873
   Savings                                                                    1,191,480       930,260
   Time                                                                      18,932,247    11,593,254
   Time over $100,000                                                         7,264,613     5,091,246
                                                                            ------------  ------------

                Total deposits                                               58,642,395    41,224,367

Federal Home Loan Bank advance                                                5,000,000             -
Accrued interest payable and other liabilities                                  488,550       137,944
                                                                            ------------  ------------

                Total liabilities                                            64,130,945    41,362,311
                                                                            ------------  ------------

Commitments

Shareholders' equity:
   Preferred stock, no par value; 2,000,000 shares
      authorized; no shares issued and outstanding                                    -             -
   Common stock, par value $5; 10,000,000 shares authorized;
      943,002 and 942,589 shares issued in 2000 and 1999, respectively        4,715,010     4,712,945
   Additional paid-in capital                                                 4,678,378     4,674,924
   Accumulated deficit                                                         (297,791)     (588,405)
   Treasury stock, at cost (10,000 and 140 shares, in 2000 and
      1999, respectively)                                                      (125,000)       (1,600)
   Accumulated other comprehensive income (loss)                                (81,831)     (401,279)
                                                                            ------------  ------------

                Total shareholders' equity                                    8,888,766     8,396,585
                                                                            ------------  ------------

                                                                            $73,019,711    49,758,896
                                                                            ============  ============

See  accompanying  notes  to  consolidated  financial  statements.


                                       DECATUR FIRST BANK GROUP, INC.

                                    CONSOLIDATED STATEMENTS OF OPERATIONS

                            FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                            2000          1999       1998
                                                                       ---------------  ---------  -----------
Interest income:
   Interest and fees on loans                                          $     3,199,399  1,518,645     561,449
   Interest on taxable investment securities                                 1,120,942  1,083,238     847,429
   Interest on federal funds sold                                              242,852    125,224     247,865
                                                                       ---------------  ---------  -----------
          Total interest income                                              4,563,193  2,727,107   1,656,743
                                                                       ---------------  ---------  -----------
Interest expense:
   Interest on money market and NOW accounts                                   393,927    306,765     239,323
   Interest on savings and time deposits                                     1,106,323    648,670     354,590
   Other                                                                       252,769         -            -
                                                                       ---------------  ---------  -----------
          Total interest expense                                             1,753,019    955,435     593,913
                                                                       ---------------  ---------  -----------
          Net interest income                                                2,810,174  1,771,672   1,062,830
Provision for loan losses                                                      250,000    152,090     314,800
                                                                       ---------------  ---------  -----------
          Net interest income after provision for loan losses                2,560,174  1,619,582     748,030
                                                                       ---------------  ---------  -----------
Other income:
   Service charges on deposit accounts                                         205,425    121,654      88,876
   Gain on sale of loans                                                        65,571    181,663      40,770
   Other income                                                                 73,214     73,100      40,165
                                                                       ---------------  ---------  -----------
          Total other income                                                   344,210    376,417     169,811
                                                                       ---------------  ---------  -----------
Other expenses:
   Salaries and employee benefits                                            1,220,852    916,373     734,796
   Occupancy and equipment                                                     292,303    223,468     178,536
   Other operating                                                             922,497    740,336     495,432
                                                                       ---------------  ---------  -----------
          Total other expenses                                               2,435,652  1,880,177   1,408,764
                                                                       ---------------  ---------  -----------
          Earnings (loss) before income taxes and cumulative effect
             of accounting change for organizational costs                     468,732    115,822    (490,923)
Income tax expense (benefit)                                                   178,118   (411,122)          -
                                                                       ---------------  ---------  -----------
Earnings (loss) before cumulative effect of accounting change
     for organizational costs                                                  290,614    526,944    (490,923)
Cumulative effect of accounting change for organizational costs                      -         -      (78,560)
                                                                       ---------------  ---------  -----------
          Net earnings (loss)                                          $       290,614    526,944    (569,483)
                                                                       ===============  =========  ===========
Basic earnings (loss) per common share:
   Basic earnings (loss) before cumulative effect of accounting change
     for organizational costs                                          $           .31        .56        (.52)
   Cumulative effect of accounting change for organizational costs                   -          -        (.08)
                                                                       ---------------  ---------  -----------
          Basic earnings (loss) per share                              $           .31        .56        (.60)
                                                                       ===============  =========  ===========
Diluted earnings (loss) per common share:
   Diluted earnings (loss) before cumulative effect of accounting
     change for organizational costs                                   $           .30        .56        (.52)
   Cumulative effect of accounting change for organizational costs                   -          -        (.08)
                                                                       ---------------  ---------  -----------
          Diluted earnings (loss) per share                            $           .30        .56        (.60)
                                                                       ===============  =========  ===========

See accompanying notes to consolidated financial statements.

                               DECATUR FIRST BANK GROUP, INC.

                       CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                    FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998



                                                                2000       1999      1998
                                                             ----------  ---------  ---------
Net earnings (loss)                                          $ 290,614    526,944   (569,483)
                                                             ----------  ---------  ---------

Other comprehensive income:
   Unrealized gains (losses) on investment securities
     available for sale                                        515,239   (739,406)    95,588
   Income tax (expense) benefit related to investment
     securities available for sale                            (195,791)   246,037          -
                                                             ----------  ---------  ---------

       Total other comprehensive income (loss), net of tax     319,448   (493,369)    95,588
                                                             ----------  ---------  ---------

       Total comprehensive income (loss)                     $ 610,062     33,575   (473,895)
                                                             ==========  =========  =========

See  accompanying  notes  to  consolidated  financial  statements.

                                        DECATUR FIRST BANK GROUP, INC.

                         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                            FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998



                                                                                   Accumulated
                                             Additional                               Other
                                   Common     Paid-in    Accumulated   Treasury   Comprehensive
                                   Stock      Capital      Deficit       Stock    Income (Loss)     Total
                                 ----------  ----------  ------------  ---------  --------------  ----------
Balance, December 31, 1997       $4,707,720   4,668,036     (545,866)         -          (3,498)  8,826,392

Issuance of common stock              1,900       1,900            -          -               -       3,800

Change in unrealized gain
 (loss) on securities available
 for sale                                 -           -            -          -          95,588      95,588

Net loss                                  -           -     (569,483)         -               -    (569,483)
                                 ----------  ----------  ------------  ---------  --------------  ----------

Balance, December 31, 1998        4,709,620   4,669,936   (1,115,349)         -          92,090   8,356,297

Issuance of common stock              3,325       4,988            -          -               -       8,313

Purchase of  treasury stock,
  140 shares                              -           -            -     (1,600)              -      (1,600)

Change in unrealized gain
 (loss) on securities available
 for sale, net of tax                     -           -            -          -        (493,369)   (493,369)

Net earnings                              -           -      526,944          -               -     526,944
                                 ----------  ----------  ------------  ---------  --------------  ----------

Balance, December 31, 1999        4,712,945   4,674,924     (588,405)    (1,600)       (401,279)  8,396,585

Issuance of common stock              2,065       3,234            -          -               -       5,299

Sale of treasury stock,
  140 shares                              -         220            -      1,600               -       1,820

Purchase of  treasury stock,
  10,000 shares                           -           -            -   (125,000)              -    (125,000)

Change in unrealized gain
 (loss) on securities available
 for sale, net of tax                     -           -            -          -         319,448     319,448

Net earnings                              -           -      290,614          -               -     290,614
                                 ----------  ----------  ------------  ---------  --------------  ----------

Balance, December 31, 2000       $4,715,010   4,678,387     (297,791)  (125,000)        (81,831)  8,888,766
                                 ==========  ==========  ============  =========  ==============  ==========

See  accompanying  notes  to  consolidated  financial  statements.

                                       DECATUR FIRST BANK GROUP, INC.

                                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                            FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                        2000            1999         1998
                                                                    -------------    ----------  ------------
Cash flows from operating activities:
  Net earnings (loss)                                               $    290,614       526,944      (569,483)
  Adjustments to reconcile net earnings (loss) to net cash provided
    (used) by operating activities:
      Depreciation, amortization and accretion                           179,987       227,538       131,191
      Provision for loan losses                                          250,000       152,090       314,800
      Provision for stock awards                                           5,299         8,313         3,800
      Provision for deferred income taxes (benefit)                      157,235      (411,122)            -
      Cumulative effect of accounting change                                   -             -        78,560
      Loss on disposal of premises and equipment                               -             -        18,262
      Change in:
        Accrued interest receivable and other assets                    (455,855)     (203,484)     (247,244)
        Accrued interest payable and other liabilities                   350,607        49,892       (46,045)
                                                                    -------------    ----------  ------------

           Net cash provided (used) by operating activities              777,887       350,171      (316,159)
                                                                    -------------    ----------  ------------

Cash flows from investing activities:
  Proceeds from calls and maturities of investment securities
    held to maturity                                                           -       900,000     2,185,762
  Proceeds from calls and maturities of investment securities
    available for sale                                                 3,623,948     6,728,642     2,835,409
  Purchases of investment securities available for sale               (8,577,384)   (5,789,470)  (16,172,639)
  Net change in loans                                                (10,442,168)  (15,088,690)   (8,447,372)
  Purchase of premises and equipment                                    (317,586)   (1,098,332)     (118,357)
                                                                    -------------    ----------  ------------

           Net cash used by investing activities                     (15,713,190)  (14,347,850)  (19,717,197)
                                                                    -------------    ----------  ------------

Cash flows from financing activities:
  Net change in deposits                                              17,418,028    11,222,616    21,336,199
  Proceeds from Federal Home Loan Bank advance                         5,000,000             -             -
  Purchase of treasury stock                                            (125,000)       (1,600)            -
  Proceeds from sale of treasury stock                                     1,820             -             -
                                                                    -------------    ----------  ------------
           Net cash provided by financing activities                  22,294,848    11,221,016    21,336,199
                                                                    -------------    ----------  ------------
Net increase (decrease) in cash and cash equivalents                   7,359,545    (2,776,663)    1,302,843
Cash and cash equivalents at beginning of year                         4,852,971     7,629,634     6,326,791
                                                                    -------------    ----------  ------------
Cash and cash equivalents at end of year                            $ 12,212,516     4,852,971     7,629,634
                                                                    =============    ==========  ============

Supplemental schedule of noncash investing and financing
   activities:
   Change in net unrealized gain/loss on investment securities
      available for sale, net of tax                                $    319,449    (493,369)       95,588

Supplemental disclosures of cash flow information:
  Cash paid during the year for interest                            $  1,575,052     926,958       541,862
  Cash paid during the year for income taxes                        $     61,500           -             -

See  accompanying  notes  to  consolidated  financial  statements.

                         DECATUR FIRST BANK GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     Basis  of  Presentation  and  Nature  of  Operations
     ----------------------------------------------------
     The consolidated financial statements include the accounts of Decatur First Bank Group, Inc. (the "Company") and its wholly owned subsidiary, Decatur First Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

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

     Investment  Securities
     ----------------------
     The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held to maturity are classified as available for sale. At December 31, 2000 and 1999, all securities were classified as available for sale.

     Trading and available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts . Unrealized gains and losses on trading securities are recognized in earnings. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

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

     Loans  and  Allowance  for  Loan  Losses
     ----------------------------------------
     Loans are stated at principal amount outstanding, net of the allowance for loan losses. Unearned interest on discounted loans is recognized as income over the term of the loans using a method, which approximates a level yield. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

     A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful.

                         DECATUR FIRST BANK GROUP, INC.

(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

     Loans  and  Allowance  for  Loan  Losses,  continued
     ----------------------------------------------------
     Servicing assets and liabilities are assessed for impairment or increased obligation based upon their fair values. When the Bank sells the portion of a loan guaranteed by the U.S. Small Business Administration ("SBA"), the investment in the entire loan is allocated between the guaranteed and unguaranteed portions of the loan, as well as the servicing assets and interest-only strip receivable, based upon their respective fair market values at the date of sale. Gains on sales of loans, calculated by taking the net proceeds from the sale less the allocated sold portion of the loan, are presented in the statement of operations net of brokerage expenses.

     Servicing assets and interest-only strips receivable recognized from the sales of the portion of loans guaranteed by SBA with the retention of loan servicing are carried at the present value of estimated future net servicing income over the estimated lives of the related SBA loans, less amounts amortized. Amortization of these assets is computed using a level yield method over the estimated remaining lives of the related SBA loans taking into consideration assumed prepayment patterns. Servicing assets and interest-only strips receivable are measured for impairment periodically via stratification of the assets by predominant risk characteristic such as loan term and interest rate. No valuation allowances were required based upon the evaluation for impairment at December 31, 2000. There were no SBA loans held for sale at December 31, 2000 or 1999.

     The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount, which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

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

     Premises  and  Equipment
     ------------------------
     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases. Costs incurred for maintenance and repairs are expensed currently.

     Depreciation expense is computed using the straight-line method over the following estimated useful lives:

     Leasehold  improvements                          10 - 40  years
     Furniture  and  equipment                         3 - 10  years

                         DECATUR FIRST BANK GROUP, INC.

(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

     Organizational  Costs  -  Accounting  Change
     --------------------------------------------
     The Company incurred certain costs in connection with its organization, which were capitalized. These costs were being amortized over five years. During 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
     (SOP) 98-5, which changed the accounting requirements for organizational costs. SOP 98-5 requires these types of costs to be expensed as incurred rather than capitalized and amortized. The Company elected to implement SOP 98-5 as of the beginning of 1998 and correspondingly reported the charge as a cumulative effect of an accounting change in the statement of operations.

     Income  Taxes
     -------------
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

     Net  Earnings  Per  Common  Share
     ---------------------------------
     The Company is required to report earnings per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants on the face of the statements of operations. Basic earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. Additionally, the Company must reconcile the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share". For 1999, the potential effect of outstanding options would be immaterial, and therefore is not presented. For 1998, the potential effect of outstanding options would be anti-dilutive, and therefore is not presented. Earnings per common share amounts for the year ended December 31, 2000 are as follows:

                                                     Net Earnings   Common Shares    Per Share
                                                     (Numerator)    (Denominator)     Amount
                                                    --------------  --------------  -----------
     Basic earnings per share                       $      290,614         939,220  $      .31
     Effect of dilutive securities - stock options               -          16,006        (.01)
                                                    --------------  --------------  -----------
     Diluted earnings per share                     $      290,614         955,226  $      .30
                                                    ==============  ==============  ===========

     Recent  Accounting  Pronouncements
     ----------------------------------
     In 1998, the Financial Accounting Standards Board issued SFAS No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. SFAS No. 133 is effective January 1, 2001. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. The Company believes the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or liquidity.

                         DECATUR FIRST BANK GROUP, INC.

(2)  INVESTMENT  SECURITIES
     Investment  securities  at  December  31,  2000  and  1999  are as follows:

                                                          December 31, 2000
                                    -------------------------------------------------------
     SECURITIES AVAILABLE FOR SALE:                        Gross       Gross     Estimated
                                         Amortized       Unrealized  Unrealized     Fair
                                            Cost           Gains       Losses      Value
                                    -------------------------------------------------------
     U.S. Government agencies        $       19,485,947      13,744     116,388  19,383,303
     Mortgage-backed securities               3,188,388       2,155      31,496   3,159,047
                                     ------------------  ----------  ----------  ----------

                                     $       22,674,335      15,899     147,884  22,542,350
                                     ==================  ==========  ==========  ==========


                                                          December 31, 1999
                                    -------------------------------------------------------
                                                           Gross       Gross     Estimated
                                     Amortized           Unrealized  Unrealized    Fair
                                        Cost                Gains      Losses      Value
                                    -------------------------------------------------------
     U.S. Government agencies        $       14,637,620           -     510,618  14,127,002
     Mortgage-backed securities               3,100,160           -     136,607   2,963,553
                                     ------------------  ----------  ----------  ----------

                                     $       17,737,780           -     647,225  17,090,555
                                     ==================  ==========  ==========  ==========

     The amortized cost and estimated fair value of investment securities available for sale at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                        Amortized   Estimated
                                          Cost      Fair Value
                                       -----------  ----------
     U.S. Government agencies
        Within 1 year                  $ 5,806,451   5,797,015
        1 to 5 years                    12,220,602  12,152,886
        5 to 10 years                    1,458,894   1,433,402
     Mortgage-backed securities          3,188,388   3,159,047
                                       -----------  ----------

                                       $22,674,335  22,542,350
                                       ===========  ==========

     Securities with a carrying value of approximately $7,478,000 and $500,000 as of December 31, 2000 and 1999, respectively, were pledged to secure public deposits as required by law as well as the Federal Home Loan Bank advance.

                         DECATUR FIRST BANK GROUP, INC.

(3)  LOANS
     Major classifications of loans at December 31, 2000 and 1999 are summarized as follows:

                                                   2000          1999
                                              -------------  ------------

      Commercial, financial and agricultural  $   9,659,176     8,712,890
      Real estate - mortgage                     22,955,837    12,688,651
      SBA loans                                     710,579       964,144
      Consumer                                    2,001,516     2,607,843
                                              -------------  ------------

                                                 35,327,108    24,973,528

       Less:   Allowance for loan losses            534,568       373,156
                                              -------------  ------------

                                              $  34,792,540    24,600,372
                                              =============  ============


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

     An analysis of the activity in the allowance for loan losses for the years ended December 31, 2000, 1999 and 1998 is presented below:


                                         2000       1999      1998
                                       ---------  --------  ---------

      Balance at beginning of year     $373,156   198,055     32,000
      Provision charged to operations   250,000   152,090    314,800
      Loans charged off                 (93,159)   (5,158)  (148,745)
      Recoveries                          4,571    28,169          -
                                       ---------  --------  ---------

      Balance at end of year           $534,568   373,156    198,055
                                       =========  ========  =========


(4)  PREMISES  AND  EQUIPMENT
     Major  classifications of premises and equipment are summarized as follows:


                                        2000        1999
                                     ----------  ---------

     Land                            $    8,488      8,488
     Leasehold improvements           1,783,967  1,618,707
     Furniture and equipment            683,434    531,108
                                     ----------  ---------

                                      2,475,889  2,158,303
     Less: Accumulated depreciation     369,565    206,461
                                     ----------  ---------

                                     $2,106,324  1,951,842
                                     ==========  =========

     Depreciation expense amounted to $163,104, $111,770 and $78,632 in 2000, 1999 and 1998, respectively.

                         DECATUR FIRST BANK GROUP, INC.

(5)  DEPOSITS
     Maturities  of  time  deposits  at  December  31,  2000  are  as  follows:

          Maturing in:
          2001          $25,351,739
          2002              253,380
          2003              185,512
          2004              158,179
          2005              248,050
                        -----------

                        $26,196,860
                        ===========

(6)  FEDERAL  HOME  LOAN  BANK  ADVANCE
     The Federal Home Loan Bank advance totaled $5,000,000 at December 31, 2000. The advance matures March 1, 2010. Interest is paid quarterly at 5.92%. The advance is collateralized by certain investment securities.

(7)  INCOME  TAXES
     The components of income tax expense (benefit) for the years ended December 31, 2000 and 1999 is as follows:

                                           2000      1999
                                         --------  ---------

          Currently payable              $ 20,883         -
          Deferred tax expense            157,235    30,957
          Change in valuation allowance         -  (442,079)
                                         --------  ---------

                                         $178,118  (411,122)
                                         ========  =========

     The difference between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before income taxes for the year ended December 31, 2000 is primarily due to state income taxes. The differences between income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to the earnings
     (loss) before income taxes for the years ended December 31, 1999 and 1998 relate primarily to the benefit of net operating loss carryforwards not recognized and changes in the valuation allowance.

     The following summarizes the components of deferred taxes at December 31, 2000 and 1999.

                                                                         2000      1999
                                                                       ---------  --------
Deferred income tax assets:
Allowance for loan losses                                              $170,342   122,734
Pre-opening expenses                                                     52,606    86,347
Operating loss carryforwards and credits                                 54,253   218,966
Net unrealized losses on securities available for sale                   50,154   245,946
Contributions                                                                 -     3,177
Discount on SBA loans, net                                                  748       565
                                                                       ---------  --------

Total gross deferred income tax assets                                  328,103   677,735

Deferred income tax liabilities, consisting of premises and equipment   (24,062)  (20,667)
                                                                       ---------  --------

Net deferred tax assets                                                $304,041   657,068
                                                                       =========  ========

     At December 31, 2000, the Company had state net operating loss carryforwards for tax purposes of approximately $860,000 that will begin to expire in 2012 if not previously utilized.

                         DECATUR FIRST BANK GROUP, INC.

(8)  COMMITMENTS
     On September 9, 1996, the Company entered into an operating lease agreement for space to serve as the main office of the Company and the Bank. The lease term also includes an option to purchase the property at a price of $500,000. The total rental expense was $57,000 in 2000 and $54,000 in 1999 and 1998. Future minimum lease payments required for all operating leases having a remaining term in excess of one year at December 31, 2000 are as follows:

          2001                                                    $ 68,902
          2002                                                      36,715
          2003                                                      14,215
          2004                                                      14,215
          2005                                                      11,846
                                                                  --------

                                                                  $145,893
                                                                  ========

     The Company entered into an employment agreement with its President and Chief Executive Officer, providing for an initial term of five years commencing June 1, 1996, and an automatic annual extension subsequent to that five-year period. The agreement provides for a base salary, an incentive bonus based on five percent of the Company's pre-tax earnings, and 47,000 stock options, which vest equally over five years at $10 per share. Additionally, the Company is to maintain a $1,500,000 key man life insurance policy, with $1,000,000 payable to the Company and $500,000 payable to the President's family. The agreement further provides for other perquisites, and subjects the President to certain non-compete restrictions.

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

                                                      2000         1999
                                                   -----------  ----------
     Financial instruments whose contract amounts
      represent credit risk (in thousands):
        Commitments to extend credit               $12,739,000  10,129,000
        Standby letters of credit                  $    99,000           -

(9)  EMPLOYEE  BENEFIT  PROGRAMS
     The Company sponsors a 401(k) plan for the benefit of its employees subject to certain minimum age and service requirements. The Company does not intend to make contributions to the plan until cumulative profitability has been attained.

     Additionally, during 2000, 1999 and 1998, the Board awarded 413, 665 and 380 shares, respectively, to certain employees based upon their tenure with the Bank. The fair value of these shares of $5,299, $8,313 and $3,800, respectively, was charged to operations upon issuance of the shares.

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

                         DECATUR FIRST BANK GROUP, INC.

(9)  EMPLOYEE  BENEFIT  PROGRAMS,  CONTINUED
     On March 17, 1998, the Board granted options to purchase 80,031 shares of common stock to certain officers. The shares were granted at an exercise price of $10, vest evenly over a 5-year period and are exercisable no later than ten years from the date of grant.

     A summary status of the Company's stock option plan as of December 31, 2000, 1999 and 1998, and changes during the years, are presented below:

                                      2000               1999                1998
                                 -----------------  -----------------   -----------------
                                          Weighted           Weighted             Weighted
                                           Average            Average              Average
                                          Exercise           Exercise             Exercise
                                 Shares     Price    Shares    Price    Shares      Price
                                 -------  ---------  ------  ---------  ------    ---------
Outstanding, beginning of year    80,031  $   10.00   80,031  $   10.00       -          -
Granted during the year               -                  -                80,031  $   10.00
                                 -------             -------             -------

Outstanding, end of year          80,031  $   10.00   80,031  $   10.00   80,031  $   10.00
                                 =======             =======             =======

Options exercisable at year end   32,012  $   10.00   16,006  $   10.00      --          -
                                 =======             =======             =======

     The weighted average remaining contractual lives of these stock options were 7.25 as of December 31, 2000.

     The Company is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense over the vesting period or immediately if only subject to a service requirement and the award is expected to vest. The Company has chosen not to adopt the cost recognition principles, and no compensation expense has been recognized related to the stock option plan. Had compensation cost been determined based upon the fair value of the options at the grant dates, the Company's net loss and net loss per share for the year ended December 31, 1998 for grants made during 1998 would have been reduced to the proforma amounts indicated below:

                                              NET LOSS
                                 NET LOSS    PER  SHARE
                                -----------  ----------
          As reported            $  569,483  $     0.60
          Proforma               $  859,195  $     0.91

     The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 1998: no dividend yield, a risk free interest rate of 4.7%, and an expected life of 10 years. For disclosure purposes, the Company immediately recognized the expense assuming that all awards will vest.

(10) RELATED  PARTY  TRANSACTIONS
     The Bank conducts transactions with its directors and officers, including companies in which they have a beneficial interest, in the normal course of business. It is the Bank's policy to comply with federal regulations, which require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons. For the year ended December 31, 2000, loans made to related parties totaled $567,662, repayments totaled $244,583, resulting in an ending balance of $747,727. As of December 31, 2000 and 1999, there were $1,743,461 and $1,975,159, respectively,  of  related  party  deposits.

                         DECATUR FIRST BANK GROUP, INC.

(11) REGULATORY  MATTERS
     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices must be met. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The  actual  capital  amounts  and  ratios are also presented in the table.

                                                                           To Be Well
                                                                        Capitalized Under
                                                     For Capital        Prompt Corrective
                                   Actual          Adequacy Purposes    Action Provisions
                            --------------------  -------------------  ------------------
                              Amount      Ratio     Amount     Ratio     Amount    Ratio
                            ----------    ------  ----------   ------  ----------  ------
AS OF DECEMBER 31, 2000:
Total Capital
 (to Risk Weighted Assets)
   Consolidated             $9,630,000     19.2%  $4,020,000     8.0%      N/A        N/A
   Bank                     $8,342,000     16.7%  $3,998,000     8.0%  $ 4,997,000   10.0%
Tier 1 Capital
 (to Risk Weighted Assets)
   Consolidated             $9,095,000     18.1%  $2,010,000     4.0%      N/A        N/A
   Bank                     $7,807,000     15.6%  $1,999,000     4.0%  $ 2,998,000    6.0%
Tier 1 Capital
 (to Average Assets)
   Consolidated             $9,095,000     13.6%  $2,682,000     4.0%      N/A        N/A
   Bank                     $7,807,000     11.9%  $2,635,000     4.0%  $ 3,294,000    5.0%

AS OF DECEMBER 31, 1999:
Total Capital
 (to Risk Weighted Assets)
   Consolidated             $  8,291,000   22.8%  $ 2,916,000    8.0%      N/A        N/A
   Bank                     $  7,478,000   20.7%  $ 2,890,000    8.0%  $ 3,613,000   10.0%
Tier 1 Capital
 (to Risk Weighted Assets)
   Consolidated             $ 7,918,000    21.7%  $ 1,458,000    4.0%      N/A        N/A
   Bank                     $ 7,105,000    19.7%  $ 1,445,000    4.0%  $ 2,168,000    6.0%
Tier 1 Capital
 (to Average Assets)
   Consolidated             $ 7,918,000    17.7%  $ 1,794,000    4.0%      N/A        N/A
   Bank                     $ 7,105,000    16.3%  $ 1,746,000    4.0%  $ 2,183,000    5.0%

                         DECATUR FIRST BANK GROUP, INC.

(10) REGULATORY  MATTERS,  CONTINUED
     Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. The Bank is currently not allowed to pay dividends to the Company until it becomes cumulatively profitable.

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

(12) DECATUR  FIRST BANK GROUP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                                 Balance Sheets

                           December 31, 2000 and 1999


                                     Assets
                                     ------

                                                  2000       1999
                                               ----------   -------

     Cash and interest bearing deposits        $   54,772    172,996
     Investment in Bank                         7,764,524  7,173,076
     Investment securities available for sale     992,965    962,600
     Other assets                                  76,505     87,913
                                               ----------   --------

                                               $8,888,766  8,396,585
                                               ==========  =========

             Liabilities and Shareholders' Equity
             ------------------------------------

     Shareholders' equity                      $8,888,766  8,396,585
                                               ==========  =========

                         DECATUR FIRST BANK GROUP, INC.

(12) DECATUR  FIRST BANK GROUP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION


                                      Statements of Operations

                        For the Years Ended December 31, 2000, 1999 and 1998


                                                                         2000      1999       1998
                                                                       ---------  -------   ---------
Income:
   Interest income                                                     $ 58,396    59,136     70,281
                                                                       ---------  -------   ---------

Expenses:
   Salaries and employee benefits                                         5,299     8,313      4,091
   Other operating                                                       61,448    35,515     13,549
                                                                       ---------  -------   ---------

     Total expenses                                                      66,747    43,828     17,640
                                                                       ---------  -------   ---------

     Earnings (loss) before equity in undistributed earnings (loss) of
       Bank, income taxes and cumulative effect of accounting change     (8,351)   15,308     52,641

Equity in undistributed earnings (loss) of Bank                         295,791   460,478   (591,333)

Income tax benefit                                                        3,174    51,158          -
                                                                       ---------  -------   ---------

     Earnings (loss) before cumulative effect of accounting change      290,614   526,944   (538,692)

Cumulative effect of accounting change for
   organizational costs                                                       -         -    (30,791)
                                                                       ---------  -------   ---------

     Net earnings (loss)                                               $290,614   526,944   (569,483)
                                                                       =========  =======   =========

                             DECATUR FIRST BANK GROUP, INC.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(12)  DECATUR FIRST BANK GROUP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION, CONTINUED

                                        Statements of Cash Flows

                          For the Years Ended December 31, 2000, 1999 and 1998


                                                                          2000        1999       1998
                                                                       ----------  ---------  -----------
Cash flows from operating activities:
   Net earnings (loss)                                                 $ 290,614    526,944     (569,483)
   Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
       Equity in undistributed (earnings) loss of Bank                  (295,791)  (460,478)     591,333
       Amortization                                                        8,007      8,294          927
       Provision for stock awards                                          5,299      8,313        3,800
       Provision for deferred taxes                                            -    (51,158)           -
       Cumulative effect of accounting change                                  -          -       30,791
       Change in other                                                    (3,173)         -       (9,532)
                                                                       ----------  ---------  -----------

            Net cash provided by operating activities                      4,956     31,915       47,836
                                                                       ----------  ---------  -----------

Cash flows from investing activities:
   Proceeds from maturities and calls of securities available for sale         -          -      994,329
   Purchase of securities available for sale                                   -          -   (1,515,036)
                                                                       ----------  ---------  -----------

            Net cash used by investing activities                              -          -     (520,707)
                                                                       ----------  ---------  -----------

Cash flows from financing activities:
   Purchase of treasury stock                                           (125,000)    (1,600)           -
   Proceeds from sale of treasury stock                                    1,820          -            -
                                                                       ----------  ---------  -----------

            Net cash used by financing activities                       (123,180)    (1,600)           -
                                                                       ----------  ---------  -----------

Net change in cash                                                      (118,224)    30,315     (472,871)

Cash at beginning of year                                                172,996    142,681      615,552
                                                                       ----------  ---------  -----------

Cash at end of year                                                    $  54,772    172,996      142,681
                                                                       ==========  =========  ===========

TABLE  1
AVERAGE  BALANCES  AND  INTEREST  RATES

The table below shows the average balance outstanding for each category of interest earning assets and interest-bearing liabilities for 2000 and 1999, and the average rate of interest earned or paid thereon.


                                                                For the Years Ended December 31
                                                                --------------------------------
                                                                (Amounts presented in thousands)
                                                              2000                         1999
                                                   ----------------------------  ---------------------------
                                                    Average             Yield/   Average             Yield/
                                                    Balance   Interest   Rate    Balance   Interest   Rate
                                                   ---------  --------  -------  --------  --------  -------
Assets:
  Interest earning assets:
    Loans (including loan fees)                    $ 31,440      3,199   10.18%   15,867      1,519    9.57%
    Investment securities                            19,145      1,121    5.85%   19,409      1,083    5.58%
    Federal funds sold                                3,835        243    6.33%    2,468        125    5.04%
                                                   ---------  --------           --------  --------
  Total interest earning assets                      54,420      4,563    8.38%   37,744      2,727    7.27%
  Other non-interest earnings assets                  4,724                        3,249
                                                   ---------                     --------

       Total assets                                $ 59,144                       40,993
                                                   =========                     ========

Liabilities and stockholders' equity:
  Interest-bearing liabilities:
    Borrowings                                     $  4,194        253    6.03%        -
    Deposits:
      Interest-bearing demand and savings            17,977        422    2.34%   13,419        327    2.44%
      Time                                           18,131      1,078    5.95%   12,108        628    5.19%
                                                   ---------  --------           --------  --------
       Total interest-bearing liabilities            40,302      1,753    4.35%   25,527        955    3.74%
                                                              --------                     --------

Other non-interest bearing liabilities               10,269                        7,343
Stockholders' equity                                  8,573                        8,123
                                                   ---------                     --------
       Total liabilities and stockholders' equity    59,144                       40,993
                                                   =========                     ========

Excess of interest-earning assets over interest-
  bearing liabilities                              $ 14,118                       12,217
                                                   =========                     ========

Ratio of interest-earning assets to interest-
  bearing liabilities                                135.03%                      147.86%

Net interest income                                              2,810                        1,772
                                                              ========                     ========

Net interest spread                                                       4.03%                        3.53%

Net interest yield on interest earning assets                             5.16%                        4.69%
------------------------------------------------------------------------------------------------------------

Non-accrual loans and the interest income which was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

TABLE  2
VOLUME/RATE  ANALYSIS
                                 2000  COMPARED  TO  1999     1999  COMPARED  TO  1998
                                    INCREASE  (DECREASE)         INCREASE (DECREASE)
                                    DUE  TO  CHANGES IN           DUE TO CHANGES IN
                                 VOLUME   RATE   NET CHANGE  VOLUME   RATE   NET CHANGE
                                ---------------------------  --------------------------
Interest earning assets:
  Loans (including loan fees)   $ 1,584     96        1,680     959     (1)         958
  Investment securities             (15)    53           38     268    (32)         236
  Federal funds sold                 87     31          118    (100)   (23)        (123)
                                --------  -----  ----------  -------  -----  -----------

                                  1,656    180        1,836   1,127    (56)       1,071
                                --------  -----  ----------  -------  -----  -----------

Interest bearing liabilities:
  Interest-bearing demand
    and savings                     107    (12)          95     114    (38)          76
  Time                              358     92          450     306    (21)         285
  Other borrowings                  253      -          253       -      -            -
                                --------  -----  ----------  -------  -----  -----------
                                    718    580          798     420    (59)         361
                                --------  -----  ----------  -------  -----  -----------
                                $   938    100        1,038     707      3          710
                                ========  =====  ==========  =======  =====  ===========

TABLE  3
INVESTMENT  PORTFOLIO

The following table presents investment securities available for sale by category at December 31, 2000 and 1999:

                                      (Amounts  are  presented  in  thousands)
                                            2000                   1999
                                   ----------------------  ---------------------
                                   Amortized   Estimated   Amortized  Estimated
                                      Cost     Fair Value    Cost     Fair Value
                                   ----------  ----------  ---------  ----------

United States Government Agencies  $   19,486      19,383     14,638      14,127
Mortgage-backed securities              3,188       3,159      3,100       2,964
                                   ----------  ----------  ---------  ----------

                                   $   22,674      22,542     17,738      17,091
                                   ==========  ==========  =========  ==========

The following table presents the maturities of all investment securities at carrying value and the weighted average yields for each range of maturities presented. (Amounts are presented in thousands)

Maturities at                United States      Mortgage- Backed     Weighted
December 31, 2000         Government Agencies      Securities     Average Yields
------------------------  --------------------  ----------------  ---------------
Within 1 year             $              5,797                 -            6.34%
After 1 through 5 years                 12,153                 -            5.82%
After 5 through 10 years                 1,433                 -            6.20%
After 10 years                               -             3,159            5.69%
                          --------------------  ----------------
      Totals              $             19,383             3,159
                          ====================  ================

TABLE  4
LOAN  PORTFOLIO

The following table presents loans by type at the end of each of the last two years:

                                   December  31,
                                  ---------------
                                   2000     1999
                                  -------  ------
                              (Amounts are presented
                                   in  thousands)

Commercial and SBA                $10,374   9,677
Real estate                        22,953  12,688
Consumer                            2,001   2,608
                                  -------  ------

                                   35,328  24,973

Less:  Allowance for loan losses      535     373
                                  -------  ------

       Loans, net                 $34,793  24,600
                                  =======  ======

As of December 31, 2000, maturities of loans in the indicated classifications were as follows (amounts are presented in thousands):

      Maturity       Commercial and SBA   Real Estate  Total
-------------------  -------------------  -----------  ------
      Within 1 year  $             6,476        9,205  15,681
      1 to 5 years                 2,688        7,842  10,530
      Over 5 years                 1,210        5,906   7,116
                     -------------------  -----------  ------

         Totals      $            10,374       22,953  33,327
                     ===================  ===========  ======

As of December 31, 2000, the interest terms of loans in the indicated classification for the indicated maturity ranges are as follows (amounts are presented in thousands):

                         Fixed          Variable
                    Interest Rates   Interest Rates  Total
                    ---------------  --------------  -----
Commercial
      1 to 5 years  $         2,280             408  2,688
      Over 5 years               83           1,127  1,210

Real estate
      1 to 5 years  $         6,380           1,462  7,842
      Over 5 years            5,906               -  5,906

The following summarizes past due and non-accrual loans, other real estate and repossessions, and income that would have been reported on non-accrual loans as of December 31, 2000 and 1999 (amounts are presented in thousands):

                                        December  31,
                                         -----------
                                         2000   1999
                                         -----  ----
Other real estate and repossessions      $   -     -
Accruing loans 90 days or more past due      -     -
Non-accrual loans                            -     -
Interest on non-accrual loans which
   would have been reported                  -     -

TABLE  4
LOAN  PORTFOLIO,  CONTINUED

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

TABLE  5
ALLOWANCE  FOR  LOAN  LOSSES

The following table summarizes information concerning the allowance for loan losses:

                                                              December  31,
                                                         -------  ------  -----
                                                         (Amounts are presented
                                                             in  thousands)
                                                          2000     1999   1998
                                                         -------  ------  -----
Balance at beginning of year                             $  373      198    32
Charge-offs:
  Commercial                                                 89        -   127
  Real estate                                                 -        -     -
  Consumer                                                    4        5    22
                                                         -------  ------  -----

     Total chargeoffs                                    $   93        5   149
                                                         -------  ------  -----
Recoveries:
  Commercial                                                  -       25     -
  Real estate                                                 -        -     -
  Consumer                                                    5        3     -
                                                         -------  ------  -----
     Total recoveries                                         5       28     -
                                                         -------  ------  -----
  Net (charge-offs) recoveries                              (88)      23   149

  Additions charged to operations                           250      152   315
                                                         -------  ------  -----

  Balance at end of year                                 $  535      373   198
                                                         =======  ======  =====

Ratio of net charge-offs (recoveries) during the period
  to average loans outstanding during the period            .28%  (.14)%  2.54%
                                                         =======  ======  =====


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

TABLE  6
DEPOSITS

The average balance of deposits and the average rates paid on such deposits are summarized for the periods indicated in the following table:

                                       December  31,
                           ---------------------------------
                          (Amounts are presented in thousands)
                                 2000               1999
                           -----------------  --------------

                           Amount     Rate    Amount   Rate
                           -------  --------  -------  -----
Demand deposits:
  Non-interest bearing     $ 9,818        -   $ 7,277     -
  Interest-bearing demand
     and savings            17,977     2.34%   13,419  2.44%
  Time deposits             18,131     5.95%   12,108  5.19%
                           -------            -------

     Totals                $45,926            $32,804
                           =======            =======

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2000 are summarized as follows (amounts are presented in thousands):

     Within  3  months                            $1,276
     After  3  through 6 months                      311
     After  6  through 12 months                   5,578
     After  12  months                               100
                                                  ------

     Total                                        $7,265
                                                  ======

TABLE  7
SELECTED  RATIOS

The following table sets out certain ratios of the Company for the years indicated.

                                                          2000    1999    1998
                                                         ------  ------  -------
     Net earnings (loss) to average assets                 .49%   1.29%  (2.05%)
     Net earnings (loss) to average stockholders' equity  3.39%   6.49%  (6.60%)
     Dividends to net earnings                               -       -        -
     Average equity to average assets                    14.50%  19.82%   31.03%

====================================================================================================
                                             DIRECTORS
====================================================================================================

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

ROGER K. QUILLEN                        JAMES T. SMITH, III           KIRBY A. THOMPSON
Attorney                                Business Owner                Business Owner
                                        Rutland Contracting Co.       KAT Consulting

JUDY B. TURNER
President and Chief Executive Officer
Decatur First Bank Group, Inc.

====================================================================================================
                                           OFFICERS AND STAFF
====================================================================================================

OFFICERS
--------

JUDY B. TURNER                          GREG M. AUTREY                ANN S. RANDALL
President and Chief Executive Officer   Executive Vice President &    Executive Vice President &
                                        Senior Lender                 Cashier

BEVERLY DABNEY                          JAMIE ENSLEY                  SHARON HUSTEDT
Vice President/Business Development     Vice President/               Assistant Operations Officer
                                        Commercial Lender

SCOTT LEWIS                             JUANITA MARZETTE              DAVID SENIOR
Vice President/                         Retail Manager                Senior Vice President
Commercial Lender                                                     Senior Credit Manager

DORIS SHELTON
Corporate Secretary

STAFF
-----

PAM BRADLEY                             ANGELA CARTER                 SHANON DAVIS
Assistant Retail Manager                Lead Teller                   Co-Manager, Harris Teeter

CANDACE HEARD LAVALAIS                  JEFF ORTIZ                    CALE RANDALL
Teller/Customer Service                 Operations                    Customer Service Specialist

RON RICE                                DESHANTE RIGGINS              ELAINE SCHIMMACK
Courier (Part-time)                     Customer Service Specialist   Co-Manager, Harris Teeter

TRESSA SINGLETON                        ARLIA SLOTKIN                 ANN TURNER
Loan Coordinator                        Customer Service Specialist   Customer Service Specialist
                                        (Part-time)

RENE  WILSON
Loan Administrator

A COPY OF COMPANY'S 2000 ANNUAL REPORT ON FORM 10-KSB, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE AT NO CHARGE TO EACH SHAREHOLDER UPON WRITTEN REQUEST TO JUDY B. TURNER, PRESIDENT AN CEO, DECATUR FIRST BANK GROUP, INC., 1120 COMMERCE DRIVE, DECATUR, GEORGIA 30030.