Form 10KSB, Exhibit 13
period 2001-12-31
DECATUR FIRST BANK GROUP INC
filed 2002-03-27
CIK 1024918

                                                                    EXHIBIT 13.1

                               2001 ANNUAL REPORT

                               [GRAPHIC APPEARS HERE]

                                  DECATUR FIRST
                                BANK GROUP, INC.

                                                            [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

                                Table of Contents

                                                                      Page
                                                                      ----

To Our Shareholders.................................................   2
Selected Financial Data.............................................   3
Management's Discussion and Analysis................................   4
Report of Independent Certified Public Accountants..................   8
Consolidated Financial Statements...................................   9
Notes to Consolidated Financial Statements..........................  14
Selected Statistical Information....................................  25
Corporate and Shareholder Information...............................  31

Decatur First Bank Group, Inc., a Georgia Corporation (the "Company"), is a holding company engaged in commercial banking primarily in DeKalb County, Georgia. The Company currently has one subsidiary, Decatur First Bank (the "Bank"), which is active in retail and commercial banking.

There is no established public trading market for the Company's Common Stock. As of March 12, 2002, the Company had 849 shareholders of record.

It is the policy of the Board of Directors to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the Company. The Company has no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company. The Company declared no dividends in 2001 and is not expected to do so for the foreseeable future. Information on restrictions on the amount of dividends payable by the Company and the Bank appears in Note 10 to the Company's Audited Financial Statements.

This report serves as our annual disclosure statement as required by the Federal Deposit Insurance Corporation. This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

                                        1                   [LOGO APPEARS HERE]

To our shareholders:

The year 2001 will go down in history as one of the most interesting and challenging in the financial world. Eleven rate cuts in one year set a record. The tragedy of September 11 left the world shaken and financial markets in disarray. The combination of terrorism and recession took a toll on all banks. This is the bad news, now for the good news.

Decatur and DeKalb County were not hit as hard as some areas of the country. Decatur First Bank was profitable in 2001, and increased profits 23% over 2000! Both the bank and the holding company are now cumulatively profitable, meaning all up front expenses and the losses in the first few years have been covered and there is money for future expansion.

We are approaching five years in business and are proud of the growth we have attained. During 2001, our deposits grew 10% and loans grew 20%. The two offices that we opened during 2000, Clairmont Place and Kroger (formerly Harris Teeter) are doing well.

We found opportunity in adversity. Low interest rates created many home refinances and our partnership with Fairfield Mortgage has served us well. In 2001, our profit from this operation was $142,820.

We are proud to have continued serving the community in which we do business:
     . During 2001, we became one of the partners of the FDIC in bringing the Money Smart Program to DeKalb County. This adult education program teaches the basics of managing your finances. We assisted in teaching classes at Decatur High School as well as through the Workforce Development Center.
     . We continue to support the City Schools of Decatur and many of the civic organizations in Decatur through both financial assistance and human volunteers.
     . We are extremely proud to have played a small part in the redevelopment of the Old Scottish Rite Hospital in Oakhurst.

Our Directors continue long-range planning to determine the best time and location for expansion. The experts are telling us that 2002 will not be an easy year for bankers and that this is no time to be inventive. In the Bank Director Magazine, L. William Seidman, who is a former chairman of the FDIC stated, "If banks can match 2001 profit levels, it will be a real accomplishment". Our projections indicate that we can exceed the 2001 level.

Our plan is to stay the course, continue to build long-lasting relationships and be a vital part of the community that has given us such strong support.

You may access our web site at www.decaturfirstbank.com anytime for the latest
                               ------------------------
quarter's financial information. If you want more detailed information, go to the Securities and Exchange Commission web site at
www.sec.gov/cgi-bin/srch-edgar?582254289 and get all the financial details.
----------------------------------------

                                        Sincerely,

                                        Judy B. Turner
                                        President & CEO

                                        2                   [LOGO APPEARS HERE]

                               DECATUR FIRST BANK

                             SELECTED FINANCIAL DATA
                      (in thousands except per share data)

                                         2001      2000      1999      1998      1997
FOR THE YEAR
  Net interest income               $   2,977     2,810     1,772     1,063       332
  Provision for loan losses               510       250       152       315        32
  Noninterest income                      698       344       376       170        11
  Noninterest expense                   2,589     2,436     1,880     1,487       750
  Income taxes (benefit)                  220       178      (411)       -         -
  Net earnings (loss)               $     357       291       527      (569)     (439)

PER COMMON SHARE
  Basic earnings (loss)             $     .38       .31       .56      (.60)     (.47)
  Diluted earnings (loss)                 .38       .30       .56      (.60)     (.47)
  Cash dividends declared                  -         -         -         -         -
  Book value                        $    9.94      9.53      8.91      8.87      9.37

AT YEAR END
  Loans, net                        $  41,878    34,793    24,600     9,664     1,531
  Earning assets                       78,077    67,045    44,681    34,739    14,482
  Assets                               84,021    73,020    49,759    38,446    17,626
  Deposits                             64,660    58,642    41,224    30,002     8,666
  Stockholders' equity              $   9,264     8,889     8,397     8,356     8,826
  Common shares outstanding               932       933       942       942       942

AVERAGE BALANCES
  Loans                             $  39,215    31,440    15,867     5,847       765
  Earning assets                       77,794    54,420    37,744    24,898     9,568
  Assets                               83,233    59,144    40,993    27,776    11,751
  Deposits                             65,468    45,926    32,804    19,019     4,804
  Stockholders' equity              $   9,250     8,573     8,123     8,620     6,897
  Weighted average shares
   outstanding                            932       939       942       942       942

KEY PERFORMANCE RATIOS
  Return on average assets               .43%       .49%     1.29%    (2.05)%   (2.00)%
  Return on average stockholders'
   equity                               3.86%      3.39%     6.49%    (6.60)%  (11.32)%
  Net interest margin                   3.83%      5.16%     4.69%     4.27%     4.74%
  Dividend payout ratio                    -         -         -         -         -
  Average equity to average assets     11.11%     14.50%    19.82%    31.03%    58.69%

                                        3                   [LOGO APPEARS HERE]

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

     The following discussion focuses on significant changes in the financial condition and results of operations of the Company during the two years ended December 31, 2001. This discussion and the financial information contained herein are presented to assist the reader in understanding and evaluating the financial condition, results of operations, and future prospects of the Company and should be read as a supplement to and in conjunction with the Consolidated Financial Statements and Related Notes.

FINANCIAL CONDITION - 2001 vs. 2000

     During 2001, average total assets increased $24,089,000 (41%) in comparison with 2000. Average deposits increased $19,542,000 (43%) in 2001 over 2000 and average loans increased $7,775,000 (25%). Total assets at December 31, 2001, were $84,021,000 representing an $11,001,000 (15%) increase from December 31, 2000. Net loans increased $7,085,000 (20%).

     Non-performing loans at December 31, 2001 and 2000, totaled $446,000 and $0, respectively.

     At December 31, 2001 and 2000, the Company had no outstanding derivative financial instruments such as swaps, options, futures or forward contracts.

     The Bank was most recently examined by its primary regulatory authority in June, 2000. There were no recommendations by the regulatory authority that, in management's opinion, will have material effects on the Bank's liquidity, capital resources, or operations.

RESULTS OF OPERATIONS - 2001 vs. 2000

     Net income for 2001 was $357,000 or $.38 per common share compared to $291,000 or $.31 per common share in 2000.

     The Company's operational results depend to a large degree on net interest income, which is the difference between the interest income received from its investments (such as loans, investment securities, federal funds sold, etc.) and the interest expense which is paid on deposit liabilities.

     For the year ended December 31, 2001, the Company's yield on earning assets was 6.98% while the cost of funding sources was 4.04%. While the net interest spread was 2.94%, net interest margin, which considers the effect of non-interest bearing deposits, was 3.83%, an 133 basis point decrease as compared to the same period in the prior year. Net interest margin is lower than the prior year primarily due to interest rates on interest bearing assets repricing more rapidly than rates on interest bearing liabilities. Net interest income in the aggregate increased for the year ended December 31, 2001, over the same period for 2000 primarily due to the increase in total assets of the Company during 2001.

     The provision for loan losses in 2001 was $510,000 compared to $250,000 in 2000. The increase in the provision for loan losses was attributable to increased charge offs and loan growth during 2001. The provision for loan losses continues to reflect management's estimate of potential losses inherent in the loan portfolio and the creation of an allowance for loan losses adequate to absorb such losses. The allowance for loan losses at December 31, 2001, totaled $595,000, representing 1.40% of total loans compared to the December 31, 2000, total of $535,000 which represented 1.51% of total loans. Net charge-offs were $449,000 during 2001 as compared to $89,000 in 2000. Management believes these levels of allowance are appropriate based on the Bank's loan portfolio and the current economic conditions.

                                        4                   [LOGO APPEARS HERE]

     Other operating income for the year ended December 31, 2001, totaled $698,000, representing a $354,000 (103%) increase from December 31, 2000. This increase was primarily associated with an increase in gain on sales of investment securities of approximately $185,000 and an increase in other income of $128,000 due to the increase in mortgage origination income. Other operating expenses in 2001 were $2,589,000, a $153,000 (6%) increase compared with 2000 levels, primarily due to an increase in salaries and employee benefits paid related to additional employees hired in 2001 and additional expenses associated with the opening of a branch in 2001.

     In 2001, the Company recognized $220,000 of income tax expense compared to an income tax expense of $178,000 in 2000. The Company's effective tax rate was 38% in 2001 and 2000.

RESULTS OF OPERATIONS - 2000 vs. 1999

     For the twelve months ended December 31, 2000, the Company's yield on earning assets was 8.38% while the cost of funding sources was 4.35%. While the net interest spread is 4.03%, net interest margin, which considers the effect of non-interest bearing deposits, was 5.16%, an increase of 47 basis points as compared to the same period in the prior year. Net interest income in the aggregate increased for the twelve months ended December 31, 2000 over the same period for 1999 primarily due to the volume of earning assets and interest bearing liabilities.

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

LIQUIDITY

     The Bank must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, the Bank keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match the maturities to meet liquidity needs. It is the policy of the Bank to monitor its liquidity to meet regulatory requirements and their local funding requirements.

     The Bank maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Bank has arrangements with a commercial bank for short term unsecured advances up to $11,000,000.

     Cash and cash equivalents as of December 31, 2001 decreased $2,893,000 from December 31, 2000. Cash provided by operating activities totaled $791,000 in 2001, while inflows from financing activities totaled $10,641,000, which were attributable to net deposit increases and an increase in other borrowings.

     During 2001, investing activities used $14,325,000. Investing activities included net loans made to customers of approximately $7,595,000 and purchases of investment securities available for sale of $52,427,000, partially offset by sales and maturities of investment securities available for sale of approximately $47,935,000.

                                        5                   [LOGO APPEARS HERE]

CAPITAL RESOURCES

     The Company continues to maintain adequate capital ratios. The following tables present the Company's regulatory capital position at December 31, 2001.

                                           Risk-Based Capital Ratios
                                           -------------------------
                                         Actual as of December 31, 2001
                                         ------------------------------
Tier 1 Capital                                     16.1%
Tier 1 Capital minimum requirement                  4.0%
                                                   ----

Excess                                             12.1%
                                                   ====
Total Capital                                      17.1%
Total Capital minimum requirement                   8.0%
                                                   ----

Excess                                              9.1%
                                                   ====

Tier 1 Capital to adjusted total assets
  ("Leverage Ratio")                               10.8 %
Minimum leverage requirement                        4.0%
                                                   ----

Excess                                              6.8%
                                                   ====

ASSET/LIABILITY MANAGEMENT

     It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories made by local individuals, partnerships, and corporations. The objective of the policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

     The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to the Board of Directors on a quarterly basis.

     One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by taking all assets that reprice or mature within a given time frame and subtracting all liabilities that reprice or mature within that same time frame. The difference between these two amounts is called the "gap," the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing.

     A negative gap (more liabilities repricing than assets) generally indicates that the Bank's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the Bank's net interest income will decrease if rates fall and will increase if rates rise.

      The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2000, that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled

                                                            [LOGO APPEARS HERE]
maturities. The Bank's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven these deposits to be more stable over the course of a year.

                                        6                   [LOGO APPEARS HERE]

                                                       At December 31, 2001
                                                      Maturing or Repricing in
                                                      ------------------------
                                                       (dollars in thousands)

                                       Three        Four
                                     Months or    Months to   1 to 5   Over 5
                                       Less       12 Months    Years    Years   Total
                                       ----       ---------    -----    -----   -----
Interest-earning assets:
  Federal funds sold                $  6,655           -        -         -     6,655
  Investment securities                  -            103     12,793   14,455  27,351
  Loans                               19,697        5,234     17,025      517  42,473
                                      ------        -----     ------   ------  ------

Total interest-bearing assets       $ 26,352        5,337     29,818   14,972  76,479
                                      ------        -----     ------   ------  ------

Interest-bearing liabilities:
  Deposits:
    Savings and demand              $ 24,556           -        -         -    24,556
    Time deposits                      9,300       13,083      3,078      -    25,461
  Repurchase agreement                 4,650           -        -         -     4,650
  FHLB Advance                           -             -        -       5,000   5,000
                                      ------       ------     ------   ------  ------

Total interest-bearing liabilities  $ 38,506       13,083      3,078    5,000  59,667
                                      ------       ------     ------   ------  ------

Interest sensitive difference
  per period                        $(12,154)      (7,746)    26,740    9,972  16,812
Cumulative interest sensitivity
  difference                        $(12,154)     (19,900)     6,840   16,812
Cumulative difference to total
   assets                              14.47%       23.68%      8.14%   20.01%

     At December 31, 2001, the difference between the Bank's liabilities and assets repricing or maturing within one year was $12,154,000. Due to an excess of liabilities repricing or maturing within one year, a rise in interest rates would cause the Bank's net interest income to decline.

     Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may reflect changes in market interest rates differently. Additionally, certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Other factors which may affect the assumptions made in the table include changes in interest rates, pre-payment rates, early withdrawal levels, and the ability of borrowers to service their debt.

INFLATION

     Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. The Bank copes with the effects of inflation through the management of its interest rate sensitivity gap position, by periodically reviewing and adjusting its pricing of services to consider current costs and through managing its level of net income relative to its dividend payout policy.

                                        7                   [LOGO APPEARS HERE]

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Decatur First Bank Group, Inc.

We have audited the accompanying consolidated balance sheets of Decatur First Bank Group, Inc. and subsidiary as of December 31, 2001 and 2000, and the related statements of earnings, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Decatur First Bank Group, Inc. and subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

                                          /S/ PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 15, 2002

                                        8                   [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2001 AND 2000

                                     Assets
                                     ------
                                                                                     2001          2000
                                                                                     ----          ----
Cash and due from banks, including reserve requirements of
  $490,000 and $450,000                                                   $      2,664,632     2,502,516
Federal funds sold                                                               6,655,000     9,710,000
                                                                                ----------    ----------

                    Cash and cash equivalents                                    9,319,632    12,212,516

Interest-bearing deposits                                                        2,194,331           -
Investment securities available for sale                                        27,350,563    22,542,350
Loans, net                                                                      41,877,560    34,792,540
Premises and equipment, net                                                      1,951,923     2,106,324
Accrued interest receivable and other assets                                     1,326,941     1,365,981
                                                                                ----------    ----------

                                                                          $     84,020,950    73,019,711
                                                                                ==========    ==========

                        Liabilities and Shareholders' Equity
                        ------------------------------------
Deposits:
  Demand                                                                  $     14,642,748    11,031,292
  Money market and NOW accounts                                                 23,201,847    20,222,763
  Savings                                                                        1,353,884     1,191,480
  Time                                                                          16,074,104    18,932,247
  Time over $100,000                                                             9,387,020     7,264,613
                                                                                ----------    ----------

                    Total deposits                                              64,659,603    58,642,395

Other borrowings                                                                 4,650,000           -
Federal Home Loan Bank advance                                                   5,000,000     5,000,000
Accrued interest payable and other liabilities                                     447,068       488,550
                                                                                ----------    ----------

                    Total liabilities                                           74,756,671    64,130,945
                                                                                ----------    ----------

Commitments

Shareholders' equity:
  Preferred stock, no par value; 2,000,000 shares
    authorized; no shares issued and outstanding                                       -             -
  Common stock, par value $5; 10,000,000 shares authorized;
    943,960 and 943,002 shares issued in 2001 and 2000, respectively             4,719,800     4,715,010
  Additional paid-in capital                                                     4,686,094     4,678,378
  Retained earnings (accumulated deficit)                                           59,429      (297,791)
  Treasury stock, at cost; 12,000 and 10,000 shares, in 2001 and
    2000, respectively                                                            (151,000)     (125,000)
  Accumulated other comprehensive income (loss)                                    (50,044)      (81,831)
                                                                                ----------    ----------

                    Total shareholders' equity                                   9,264,279     8,888,766
                                                                                ----------    ----------

                                                                          $     84,020,950    73,019,711
                                                                                ==========    ==========

See accompanying notes to consolidated financial statements.

                                       9                   [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

                       CONSOLIDATED STATEMENTS OF EARNINGS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                  2001            2000           1999
                                                                                  ----            ----           ----
Interest income:
    Interest and fees on loans                                            $     3,428,035       3,199,399      1,518,645
    Interest on investment securities:
      Taxable                                                                   1,570,546       1,120,942      1,083,238
      Nontaxable                                                                  147,256            -               -
    Other interest                                                                286,969         242,852        125,224
                                                                                ---------       ---------      ---------

              Total interest income                                             5,432,806       4,563,193      2,727,107
                                                                                ---------       ---------      ---------

Interest expense:
    Interest on money market and NOW accounts                                     299,245         393,927        306,765
    Interest on savings and time deposits                                       1,735,073       1,106,323        648,670
    Other                                                                         421,398         252,769            -
                                                                                ---------       ---------      ---------

              Total interest expense                                            2,455,716       1,753,019        955,435
                                                                                ---------       ---------      ---------

              Net interest income                                               2,977,090       2,810,174      1,771,672

Provision for loan losses                                                         510,000         250,000        152,090
                                                                                ---------       ---------      ---------

              Net interest income after provision for loan losses               2,467,090       2,560,174      1,619,582
                                                                                ---------       ---------      ---------

Other income:
    Service charges on deposit accounts                                           312,013         205,425        121,654
    Gain on sale of loans                                                            -             65,571        181,663
    Gain on sale of securities                                                    184,536            -               -
    Other income                                                                  201,662          73,214         73,100
                                                                                ---------       ---------      ---------

              Total other income                                                  698,211         344,210        376,417
                                                                                ---------       ---------      ---------

Other expenses:
    Salaries and employee benefits                                              1,293,331       1,220,852        916,373
    Occupancy and equipment                                                       338,251         292,303        223,468
    Other operating                                                               956,948         922,497        740,336
                                                                                ---------       ---------      ---------

              Total other expenses                                              2,588,530       2,435,652      1,880,177
                                                                                ---------       ---------      ---------

              Earnings before income taxes                                        576,771         468,732        115,822

Income tax expense (benefit)                                                      219,551         178,118       (411,122)
                                                                                ---------       ---------      ---------

              Net earnings                                                $       357,220         290,614        526,944
                                                                                =========       =========      =========

              Basic earnings per share                                    $           .38             .31            .56
                                                                                =========       =========      =========

              Diluted earnings per share                                  $           .38             .30            .56
                                                                                =========       =========      =========

See accompanying notes to consolidated financial statements.

                                       10                  [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                      2001         2000          1999
                                                                                      ----         ----          ----
Net earnings                                                                  $      357,220      290,614       526,944
                                                                                     -------      -------       -------

Other comprehensive income, net of tax:
   Unrealized gains (losses) on investment securities
      available for sale:
   Unrealized gains (losses) arising during the period, net of
      tax of $89,606, $195,791 and ($246,037), respectively                          146,199      319,448      (493,369)
   Reclassification adjustment for gains included in net
      earnings, net of tax of $70,124 in 2001                                       (114,412)        -             -
                                                                                     -------      -------       -------

          Total other comprehensive income (loss), net of tax                         31,787      319,448      (493,369)
                                                                                     -------      -------       -------

          Total comprehensive income                                          $      389,007      610,062        33,575
                                                                                     =======      =======        ======

   See accompanying notes to consolidated Financial statements.

                                       11                  [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

               FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                    Retained                        Accumulated
                                                   Additional       Earnings                           Other
                                    Common          Paid-in       (Accumulated       Treasury       Comprehensive
                                     Stock          Capital          Deficit)          Stock         Income (Loss)        Total
                                    -------        ---------      -------------       --------       -------------       -------
Balance, December 31, 1998         $ 4,709,620      4,669,936       (1,115,349)          -               92,090         8,356,297

Issuance of common stock                 3,325          4,988             -              -                 -                8,313

Purchase of treasury stock,
   140 shares                             -              -                -            (1,600)             -               (1,600)

Change in unrealized gain
 (loss) on securities available
 for sale, net of tax                     -              -                -              -             (493,369)         (493,369)

Net earnings                              -              -             526,944           -                 -              526,944
                                     ----------     ----------       ------------    ----------        ----------      ----------

Balance, December 31, 1999           4,712,945      4,674,924         (588,405)        (1,600)         (401,279)        8,396,585

Issuance of common stock                 2,065          3,234             -              -                 -                5,299

Sale of treasury stock,
    140 shares                            -               220             -             1,600              -                1,820

Purchase of treasury stock,
     10,000 shares                        -              -                -          (125,000)             -             (125,000)

Change in unrealized gain
 (loss) on securities available
 for sale, net of tax                     -              -                -              -              319,448           319,448

Net earnings                              -              -             290,614           -                 -              290,614
                                     ----------     ----------       ------------    ----------        ----------      ----------
                                                                          -

Balance, December 31, 2000           4,715,010      4,678,378         (297,791)      (125,000)          (81,831)        8,888,766

Issuance of common stock                 4,790          7,716             -              -                 -               12,506

Purchase of treasury stock,
     2,000 shares                         -              -                -           (26,000)             -              (26,000)

Change in unrealized gain
 (loss) on securities available
 for sale, net of tax                     -              -                -              -               31,787            31,787

Net earnings                              -              -             357,220           -                 -              357,220
                                     ----------     ----------       ------------    ----------        ----------      ----------
                                                                          -

Balance, December 31, 2001         $ 4,719,800      4,686,094           59,429       (151,000)          (50,044)        9,264,279
                                     ==========     ==========       ============    ==========        ==========      ==========

See accompanying notes to consolidated financial statements.

                                      12                   [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                               2001               2000               1999
                                                                              ------             ------             ------
Cash flows from operating activities:
 Net earnings                                                           $   357,220            290,614            526,944
 Adjustments to reconcile net earnings to net
  cash provided by operating activities:
   Depreciation, amortization and accretion                                 117,307            179,987            227,538
   Provision for loan losses                                                510,000            250,000            152,090
   Provision for stock awards                                                12,506              5,299              8,313
   Provision for deferred income taxes (benefit)                             50,676            157,235           (411,122)
   Gain on sale of securities                                              (184,536)              -                  -
   Change in:
    Accrued interest receivable and other assets                            (31,118)          (455,855)          (203,484)
    Accrued interest payable and other liabilities                          (41,482)           350,607             49,892
                                                                         -----------        -----------         ----------

        Net cash provided by operating activities                           790,573            777,887            350,171
                                                                         -----------        -----------         ----------

Cash flows from investing activities:
 Net change in interest-bearing deposits                                 (2,194,331)              -                  -
 Proceeds from calls and maturities of investment securities
  held to maturity                                                             -                  -               900,000
 Proceeds from calls and maturities of investment securities
  available for sale                                                     22,404,916          3,623,948          6,728,642
 Proceeds from sales of investment securities available for sale         25,529,715               -                  -
 Purchases of investment securities available for sale                  (52,426,691)        (8,577,384)        (5,789,470)
 Net change in loans                                                     (7,595,020)       (10,442,168)       (15,088,690)
 Purchase of premises and equipment                                         (43,254)          (317,586)        (1,098,332)
                                                                         -----------        -----------         ----------

         Net cash used by investing activities                          (14,324,665)       (15,713,190)       (14,347,850)
                                                                         -----------        -----------        -----------
Cash flows from financing activities:
 Net change in deposits                                                   6,017,208         17,418,028         11,222,616
 Net change in other borrowings                                           4,650,000               -                  -
 Proceeds from Federal Home Loan Bank advance                                  -             5,000,000               -
 Purchase of treasury stock                                                 (26,000)          (125,000)            (1,600)
 Proceeds from sale of treasury stock                                          -                 1,820               -
                                                                         -----------        -----------        -----------

         Net cash provided by financing activities                       10,641,208         22,294,848         11,221,016
                                                                         -----------        -----------        -----------
Net increase (decrease) in cash and cash equivalents                     (2,892,884)         7,359,545         (2,776,663)
Cash and cash equivalents at beginning of year                           12,212,516          4,852,971          7,629,634
                                                                         -----------        -----------        -----------
Cash and cash equivalents at end of year                               $  9,319,632         12,212,516          4,852,971
                                                                         ===========        ===========        ===========

Supplemental schedule of noncash investing and financing
  activities:
     Change in net unrealized gain/loss on investment securities
        available for sale, net of tax                                 $     31,787            319,449           (493,369)

Supplemental disclosures of cash flow information:
   Cash paid during the year for interest                              $  4,654,700          1,575,052            926,958
   Cash paid during the year for income taxes                          $    152,000             61,500               -

See accompanying notes to consolidated financial statements.

                                      13                   [LOGO APPEARS HERE]

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

        The accounting principles followed by the Company and the Bank, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America (GAAP) and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with the realization of deferred tax assets, which are based on future taxable income.

        Investment Securities
        ---------------------
        The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held to maturity are classified as available for sale. At December 31, 2001 and 2000, all securities were classified as available for sale.

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

                                       14                   [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
        Loans and Allowance for Loan Losses, continued
        ----------------------------------------------
        Servicing assets and liabilities are assessed for impairment or increased obligation based upon their fair values. When the Bank sells the portion of a loan guaranteed by the U.S. Small Business Administration ("SBA"), the investment in the entire loan is allocated between the guaranteed and unguaranteed portions of the loan, as well as the servicing assets and interest-only strip receivable, based upon their respective fair market values at the date of sale. Gains on sales of loans, calculated by taking the net proceeds from the sale less the allocated sold portion of the loan, are presented in the statement of operations net of brokerage expenses.

        Servicing assets and interest-only strips receivable recognized from the sales of the portion of loans guaranteed by SBA with the retention of loan servicing are carried at the present value of estimated future net servicing income over the estimated lives of the related SBA loans, less amounts amortized. Amortization of these assets is computed using a level yield method over the estimated remaining lives of the related SBA loans taking into consideration assumed prepayment patterns. Servicing assets and interest-only strips receivable are measured for impairment periodically via stratification of the assets by predominant risk characteristic such as loan term and interest rate. No valuation allowances were required based upon the evaluation for impairment at December 31, 2001. There were no SBA loans held for sale at December 31, 2001 or 2000.

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

        Depreciation expense is computed using the straight-line method over the following estimated useful lives:

                Leasehold improvements                    10 - 40 years
                Furniture and equipment                    3 - 10 years

                                       15                   [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
        Other Borrowings
        ----------------
        Other borrowings represent securities sold under an agreement to repurchase. These borrowings are reflected at the amount of cash received in connection with the transaction and typically mature within 90 days of the settlement date.

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

        Net Earnings Per Common Share
        -----------------------------
        The Company is required to report earnings per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants on the face of the statements of operations. Basic earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. Additionally, the Company must reconcile the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share". For 1999, the potential effect of outstanding options would be immaterial, and therefore is not presented. Earnings per common share amounts for the years ended December 31, 2001 and 2000 are as follows:


For the Year Ended December 31, 2001                   Net Earnings      Common Shares     Per Share
                                                        (Numerator)      (Denominator)      Amount
                                                         ---------        -----------       ------
Basic earnings per share                               $ 357,220            932,347         $ .38
Effect of dilutive securities - stock options               -                18,469            -
                                                        --------            -------           ---

Diluted earnings per share                             $ 357,220            950,816         $ .38
                                                         =======            =======           ===

For the Year Ended December 31, 2000                   Net Earnings      Common Shares     Per Share
                                                        (Numerator)      (Denominator)      Amount
                                                         ---------        -----------       ------

Basic earnings per share                               $ 290,614            939,220         $ .31
Effect of dilutive securities - stock options              -                 16,006          (.01)
                                                         -------            -------           ---

Diluted earnings per share                             $ 290,614            955,226         $ .30
                                                         =======            =======           ===

        Recent Accounting Pronouncements
        --------------------------------
        Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS No. 125", was effective for transfers and servicing of financial assets occurring after March 31, 2001 and was effective for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The implementation of SFAS No. 140 did not have a material impact on the Company's financial position, results of operations or liquidity.

                                       16                   [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
        Recent Accounting Pronouncements, continued
        --------------------------------
        On July 20, 2001, the Financial Accounting Standards Board issued
        SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 is effective for business combinations initiated after June 30, 2001 and requires all business combinations completed after its adoption to be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 will be effective for the Company on January 1, 2002 and addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. Upon adoption of SFAS No. 142, goodwill and some intangible assets will no longer be amortized and will be tested for impairment at least annually. The Company believes the adoption of SFAS No. 142 will not have a material impact on its financial position, results of operations or liquidity.

(2)     INVESTMENT SECURITIES
        Investment securities available for sale at December 31, 2001 and 2000 are as follows:

                                                       December 31, 2001
                                   ----------------------------------------------------------
                                                      Gross           Gross       Estimated
                                   Amortized        Unrealized      Unrealized       Fair
                                      Cost            Gains           Losses        Value
                                      ----            -----           ------        -----
U.S. Government agencies           $ 15,185,542        76,412          43,594      15,218,360
Mortgage-backed securities            7,692,735        29,392          66,774       7,655,353
State, county and municipals          4,553,002         6,453          82,605       4,476,850
                                     ----------      --------         -------      ----------

                                   $ 27,431,279       112,257         192,973      27,350,563
                                     ==========       =======         =======      ==========

                                                       December 31, 2000
                                   ----------------------------------------------------------
                                                      Gross           Gross       Estimated
                                   Amortized        Unrealized      Unrealized       Fair
                                      Cost            Gains           Losses        Value
                                      ----            -----           ------        -----

U.S. Government agencies           $ 19,485,947        13,744         116,388      19,383,303
Mortgage-backed securities            3,188,388         2,155          31,496       3,159,047
                                     ----------        ------         -------      ----------

                                   $ 22,674,335        15,899         147,884      22,542,350
                                     ==========        ======         =======      ==========

        The amortized cost and estimated fair value of investment securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                Amortized      Estimated
                                                                  Cost         Fair Value
                                                                  ----         ----------
U.S. Government agencies and state, county and municipals
        Within 1 year                                          $    100,000       103,469
        1 to 5 years                                             11,561,298    11,560,447
        5 to 10 years                                             5,304,440     5,307,997
        More than 10 years                                        2,772,806     2,723,297
Mortgage-backed securities                                        7,692,735     7,655,353
                                                                  ---------     ---------

                                                               $ 27,431,279    27,350,563
                                                                 ==========    ==========

        Proceeds from sales of securities available for sale during 2001 totaled approximately $25,530,000. There were no sales of securities available for sale in 2000 or 1999. Gross gains of approximately $185,000 were realized on those sales during 2001.

                                       17                   [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

(2)     INVESTMENT SECURITIES, continued
        Securities with a carrying value of approximately $7,593,000 and $7,478,000 as of December 31, 2001 and 2000, respectively, were pledged to secure public deposits as required by law as well as the Federal Home Loan Bank advance.

(3)     LOANS
        Major classifications of loans at December 31, 2001 and 2000 are summarized as follows:

                                                  2001           2000
                                                  ----           ----

Commercial, financial and agricultural     $     11,142,289      9,370,755
Real estate - construction                        2,913,723      4,335,522
Real estate - mortgage                           26,005,923     19,901,315
Consumer                                          2,410,904      1,719,516
                                                 ----------     ----------

                                                 42,472,839     35,327,108

Less:  Allowance for loan losses                    595,279        534,568
                                                 ----------     ----------

                                           $     41,877,560     34,792,540
                                                 ==========     ==========

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

        An analysis of the activity in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 is presented below:

                                              2001         2000         1999
                                              ----         ----         ----

Balance at beginning of year          $      534,568      373,156      198,055
Provision charged to operations              510,000      250,000      152,090
Loans charged off                           (450,159)     (93,159)      (5,158)
Recoveries                                       870        4,571       28,169
                                             -------      -------      -------

Balance at end of year                $      595,279      534,568      373,156
                                             =======      =======      =======

(4)     PREMISES AND EQUIPMENT
        Major classifications of premises and equipment are summarized as follows:

                                             2001         2000
                                             ----         ----

Land                                  $        8,488        8,488
Leasehold improvements                     1,783,967    1,783,967
Furniture and equipment                      726,688      683,434
                                           ---------    ---------

                                           2,519,143    2,475,889
Less: Accumulated depreciation               567,220      369,565
                                           ---------    ---------

                                      $    1,951,923    2,106,324
                                           =========    =========

        Depreciation expense amounted to $197,655, $163,104 and $111,770 in 2001, 2000 and 1999, respectively.

                                       18                   [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

(5)     DEPOSITS
        Maturities of time deposits at December 31, 2001 are as follows:

              Maturing in:
                 2002                                $ 22,394,064
                 2003                                   1,243,409
                 2004                                     785,762
                 2005                                     266,159
                 2006                                     771,730
                                                       ----------

                                                     $ 25,461,124
                                                       ==========

(6)     FEDERAL HOME LOAN BANK ADVANCE
        The Federal Home Loan Bank advance totaled $5,000,000 at December 31, 2001. The advance matures March 1, 2010. Interest is paid quarterly at 5.92%. The advance is collateralized by certain investment securities.

(7)     INCOME TAXES
        The components of income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                           2001          2000          1999
                                           ----          ----          ----

Currently payable                    $    168,875        20,883          -
Deferred tax expense                       50,676       157,235        30,957
Change in valuation allowance                 -             -        (442,079)
                                         --------       --------      -------

                                     $    219,551       178,118      (411,122)
                                          =======       =======       =======

        The difference between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before income taxes for the years ended December 31, 2001 and 2000 is primarily due to state income taxes. The difference between income tax (benefit) and the amount computed by applying the statutory federal income tax rate to earnings before income taxes for the year ended December 31, 1999 relates primarily to the change in the valuation allowance.

        The following summarizes the components of deferred taxes at December 31, 2001 and 2000.

                                                                       2001          2000
                                                                       ----          ----
Deferred income tax assets:
   Allowance for loan losses                                     $    149,263       170,342
   Nonaccrual loan interest                                             9,851           -
   Pre-opening expenses                                                18,864        52,606
   Operating loss carryforwards and credits                            53,061        54,253
   Net unrealized losses on securities available for sale              30,672        50,154
   Discount on SBA loans, net                                             613           748
                                                                      -------       -------
Total gross deferred income tax assets                                262,324       328,103
                                                                      -------       -------
Deferred income tax liabilities:
   Premises and equipment                                              25,787        24,062
   Other                                                                2,654             -
                                                                      -------       -------
Total gross deferred tax liabilities                                   28,441        24,062
                                                                      -------       -------
Net deferred tax assets                                          $    233,883       304,041
                                                                      =======       =======

        At December 31, 2001, the Company had state net operating loss carryforwards for tax purposes of approximately $1,031,000 that will begin to expire in 2012 if not previously utilized.

                                       19                   [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

(8)    COMMITMENTS
       On September 9, 1996, the Company entered into an operating lease agreement for space to serve as the main office of the Company and the Bank. The lease term also includes an option to purchase the property at a price of $500,000. The total rental expense was $68,000 in 2001, $57,000 in 2000 and $54,000 in 1999. On January 7, 2002, the Company
       exercised its option to purchase the building.

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

                                                            2001          2000
                                                            ----          ----
Financial instruments whose contract amounts
  represent credit risk (in thousands):
     Commitments to extend credit                   $ 11,799,000    12,739,000
     Standby letters of credit                      $    128,000        99,000

(9)    EMPLOYEE BENEFIT PROGRAMS
       The Company sponsors a 401(k) plan for the benefit of its employees subject to certain minimum age and service requirements. The Company's contributions to the plan are discretionary.

       The Company adopted a Stock Incentive Plan in 1998 covering up to 143,000 shares of the Company's common stock. The Plan is administered by a committee of the Board of Directors and provides for the granting of shares of common stock, options to purchase shares of common stock and other stock-based incentives to officers, directors and key employees of the Company and Bank. The exercise price of each option granted under the Plan will not be less than the fair market value of the shares of common stock subject to the option on the date of grant as determined by the Board of Directors. Options are exercisable in whole or in part upon such terms as may be determined by the committee, and are exercisable no later than ten years after the date of grant.

       During 2001, 2000 and 1999, the Board awarded 985, 413 and 665 shares, respectively, to certain employees based upon their tenure with the Bank under the Stock Incentive Plan. The fair value of these shares of $12,506, $5,299 and $8,313, respectively, was charged to operations upon issuance of the shares.

       On March 17, 1998, the Board granted options to purchase 80,031 shares of common stock to certain officers. The shares were granted at an exercise price of $10, vest evenly over a 5-year period and are exercisable no later than ten years from the date of grant.

                                       20                    [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

(9)    EMPLOYEE BENEFIT PROGRAMS, continued
       A summary status of the Company's stock option plan as of December 31, 2001, 2000 and 1999, and changes during the years, are presented below:

                                      2001                     2000                  1999
                                 -----------------     -------------------   -------------------
                                          Weighted                Weighted              Weighted
                                          Average                  Average               Average
                                          Exercise                Exercise              Exercise
                                 Shares    Price       Shares      Price      Shares     Price
                                 ------   -------      ------    --------     ------    -------
Outstanding, beginning of year   80,531    $ 10.00      80,031     $ 10.00    80,031     $ 10.00
Granted during the year              -           -         500       12.00         -           -
                                 ------      -----      ------       -----    ------       -----
Outstanding, end of year         80,531    $ 10.00      80,531     $ 10.01    80,031     $ 10.00
                                 ======      =====      ======       =====    ======       =====
Options exercisable at year end  48,119    $ 10.00      32,012     $ 10.00    16,006     $ 10.00
                                 ======      =====      ======       =====    ======       =====

       The weighted average remaining contractual lives of these stock options were 6.25 as of December 31, 2001.

       The Company is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense over the vesting period or immediately if only subject to a service requirement and the award is expected to vest. The Company has chosen not to adopt the cost recognition principles, and no compensation expense has been recognized related to the stock option plan. Had compensation cost been determined based upon the fair value of the options at the grant dates, the Company's net loss and net loss per share for the year ended December 31, 2001, 2000 and 1999 would not have been materially different than amounts reported.

(10)   RELATED PARTY TRANSACTIONS
       The Bank conducts transactions with its directors and officers, including companies in which they have a beneficial interest, in the normal course of business. It is the Bank's policy to comply with federal regulations, which require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans and deposits to other persons. For the year ended December 31, 2001, repayments on loans to related parties totaled $325,000, resulting in an ending balance of $422,000. There were no advances on loans to related parties during 2001. As of December 31, 2001 and 2000, there were $2,759,693 and $1,743,461, respectively, of related party deposits.

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

       Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

       As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                       21                   [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

(11)   REGULATORY MATTERS, CONTINUED
       The actual capital amounts and ratios are also presented in the table.

                                                                                To Be Well
                                                                             Capitalized Under
                                                         For Capital         Prompt Corrective
                                      Actual          Adequacy Purposes      Action Provisions
                                ----------------     -------------------    ------------------
                                 Amount    Ratio      Amount    Ratio       Amount        Ratio
                                 ------    -----      ------    -----       ------        -----
As of December 31, 2001:
Total Capital
  (to Risk Weighted Assets)
      Consolidated             $ 9,904,000   17.1%   $ 4,631,000   8.0%         N/A        N/A
      Bank                     $ 8,794,000   15.3%   $ 4,609,000   8.0%    $ 5,761,000    10.0%
Tier 1 Capital
  (to Risk Weighted Assets)
      Consolidated             $ 9,309,000   16.1%   $ 2,315,000   4.0%         N/A        N/A
      Bank                     $ 8,199,000   14.2%   $ 2,304,000   4.0%    $ 3,457,000     6.0%
Tier 1 Capital
  (to Average Assets)
      Consolidated             $ 9,309,000   10.8%   $ 3,457,000   4.0%         N/A        N/A
      Bank                     $ 8,199,000    9.6%   $ 3,414,000   4.0%    $ 4,267,000     5.0%

As of December 31, 2000:
Total Capital
  (to Risk Weighted Assets)
      Consolidated             $ 9,630,000   19.2%   $ 4,020,000   8.0%         N/A        N/A
      Bank                     $ 8,342,000   16.7%   $ 3,998,000   8.0%    $ 4,997,000    10.0%
Tier 1 Capital
  (to Risk Weighted Assets)
      Consolidated             $ 9,095,000   18.1%   $ 2,010,000   4.0%         N/A        N/A
      Bank                     $ 7,807,000   15.6%   $ 1,999,000   4.0%    $ 2,998,000     6.0%
Tier 1 Capital
  (to Average Assets)
      Consolidated             $ 9,095,000   13.6%   $ 2,682,000   4.0%         N/A        N/A
      Bank                     $ 7,807,000   11.9%   $ 2,635,000   4.0%    $ 3,294,000     5.0%

       Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. In 2001, the Bank can pay dividends totaling approximately $159,000 to the Company without prior regulatory approval.

(12)   STOCKHOLDERS' EQUITY
       Shares of preferred stock may be issued from time to time in one or more series as established by resolution of the Board of Directors of the Company, up to a maximum of 2,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board.

                                       22                   [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

(13)   DECATUR FIRST BANK GROUP, INC. (PARENT COMPANY ONLY) FINANCIAL
       INFORMATION

                                              Balance Sheets

                                       December 31, 2001 and 2000

                                                Assets
                                                ------

                                                                                       2001         2000
                                                                                       ----         ----
Cash and interest bearing deposits                                                $    26,804      54,772
Federal funds sold                                                                     92,000           -
Investment in Bank                                                                  8,142,978   7,764,524
Investment securities available for sale                                              942,500     992,965
Other assets                                                                           59,997      76,505
                                                                                    ---------   ---------

                                                                                  $ 9,264,279   8,888,766
                                                                                    =========   =========
                                          Liabilities and Shareholders' Equity
                                          ------------------------------------

Shareholders' equity                                                              $ 9,264,279   8,888,766
                                                                                    =========   =========

                             Statements of Operations

              For the Years Ended December 31, 2001, 2000 and 1999

                                                                      2001       2000       1999
                                                                      ----       ----       ----
Income:
   Interest income                                                $  52,548     58,396     59,136
                                                                     ------     ------     ------

Expenses:
   Salaries and employee benefits                                    12,507      5,299      8,313
   Other operating                                                   49,844     61,448     35,515
                                                                     ------     ------     ------

     Total expenses                                                  62,351     66,747     43,828
                                                                     ------     ------     ------

     Earnings (loss) before equity in undistributed earnings
       of Bank and income taxes                                      (9,803)    (8,351)    15,308

Equity in undistributed earnings of Bank                            363,682    295,791    460,478

Income tax benefit                                                    3,341      3,174     51,158
                                                                    -------    -------    -------

       Net earnings (loss)                                        $ 357,220    290,614    526,944
                                                                    =======    =======    =======

                                       23                   [LOGO APPEARS HERE]

                         DECATUR FIRST BANK GROUP, INC.

(13) DECATUR FIRST BANK GROUP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION, CONTINUED

                             Statements of Cash Flows

             For the Years Ended December 31, 2001, 2000 and 1999

                                                                                2001        2000         1999
                                                                                ----        ----         ----
Cash flows from operating activities:
   Net earnings                                                            $   357,220     290,614     526,944
   Adjustments to reconcile net earnings to net cash provided by operating activities:
       Equity in undistributed earnings of Bank                               (363,682)   (295,791)   (460,478)
       Amortization                                                               -          8,007       8,294
       Provision for stock awards                                               12,506       5,299       8,313
       Provision for deferred taxes                                               -           -        (51,158)
       Change in other                                                           6,079      (3,173)       -
                                                                             ---------    --------    --------

              Net cash provided by operating activities                         12,123       4,956      31,915
                                                                             ---------    -------     --------

Cash flows from investing activities:
   Proceeds from maturities and calls of securities available for sale       1,005,384        -           -
   Purchase of securities available for sale                                  (927,475)       -           -
                                                                             ---------    --------    --------

              Net cash used by investing activities                             77,909        -           -
                                                                             ---------    --------    --------

Cash flows from financing activities:
   Purchase of treasury stock                                                  (26,000)   (125,000)     (1,600)
   Proceeds from sale of treasury stock                                           -          1,820        -
                                                                             ---------    --------    --------

              Net cash used by financing activities                            (26,000)   (123,180)     (1,600)
                                                                             ---------    --------    --------

Net change in cash and cash equivalents                                         64,032    (118,224)     30,315

Cash and cash equivalents at beginning of year                                  54,772     172,996     142,681
                                                                             ---------    --------    --------

Cash and cash equivalents at end of year                                   $   118,804      54,772     172,996
                                                                             =========    ========    ========

                                       24                   [LOGO APPEARS HERE]

SELECTED STATISTICAL INFORMATION

The following section presents statistical information for the Company which supplements the financial data discussed elsewhere herein.

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

                                       25                   [LOGO APPEARS HERE]

TABLE 1
AVERAGE BALANCES AND INTEREST RATES

The table below shows the average balance outstanding for each category of interest earning assets and interest-bearing liabilities for 2001 and 2000, and the average rate of interest earned or paid thereon.

                                                                      For the Years Ended December 31,
                                                                      --------------------------------
                                                                      (Amounts presented in thousands)
                                                              2001                                       2000
                                           ---------------------------------------  ---------------------------------------------
                                                Average                    Yield/        Average                       Yield/
                                                Balance       Interest      Rate         Balance        Interest        Rate
                                                -------       --------      ----         -------        --------        ----
Assets:
   Interest earning assets:
     Loans (including loan fees)         $       39,215         3,428       8.74%         31,440            3,199      10.17%
     Investment securities                       31,855         1,737       5.45%         19,145            1,123       5.87%
     Interest-bearing deposits                    1,668            54       3.24%            114                4       3.51%
     Federal funds sold                           5,056           214       4.23%          3,721              238       6.40%
                                                 ------         -----                     ------            -----
   Total interest earning assets                 77,794         5,433       6.98%         54,420            4,564       8.38%
   Other non-interest earning                     5,439                                    4,724
                                                  -----                                   ------
   assets

           Total assets                  $       83,233                                   59,144
                                                 ======                                   ======

Liabilities and stockholders'
equity:
   Interest-bearing liabilities:
     Deposits:
       Interest-bearing demand
       and
          savings                        $       21,510           319       1.48%         17,977              422       2.34%
       Time                                      31,246         1,715       5.49%         18,131            1,078       5.95%
     Other                                        7,941           421       5.30%          4,194              253       6.03%
                                                -------        ------                     ------            -----

           Total interest-bearing
           liabilities                           60,697         2,455       4.04%         40,302            1,753       4.35%

Other non-interest bearing
liabilities                                      13,286                                   10,269

Stockholders' equity                              9,250                                    8,573
                                                -------                                   ------

           Total liabilities and
              stockholders' equity       $       83,233                                   59,144
                                                 ======                                   ======

Excess of interest-earning
assets over interest bearing             $       17,097                                   14,118
                                                 ======                                   ======
liabilities

Ratio of interest-earning assets
   to interest-bearing liabilities                 128%                                     135%

Net interest income                                             2,978                                       2,811
                                                                =====                                       =====

Net interest spread                                                         2.94%                                       4.03%
                                                                            =====                                       =====

                                                            [LOGO APPEARS HERE]

Net interest yield on interest                                              3.83%
                                                                            =====
earning assets                                                                                                          5.16%
                                                                                                                        ====

Non-accrual loans and the interest income which was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

                                       26                   [LOGO APPEARS HERE]

TABLE 2

VOLUME/RATE ANALYSIS

                                                                    2001 Compared to 2000
                                                            Increase (decrease) due to changes in
                                                      Volume               Rate                Net Change
                                                      ------               ----                ----------
Interest income on:
    Loans (including loan fees)                  $     1,324              (1,095)                229
    Investment securities                                758                (144)                614
    Interest-bearing deposits                             55                  (5)                 50
    Federal funds sold                                    26                 (50)                (24)
                                                      ------              ------                 ---
                                                       2,163              (1,294)                869
Interest expense on:
    Interest-bearing demand and savings                   40                (143)               (103)
    Time                                                 795                (158)                637
    Other                                                237                 (69)                168
                                                      ------               ------                ---
                                                       1,072                (370)                702
                                                       -----               ------                ---
                                                 $     1,091                (924)                167
                                                       =====               ======                ===

TABLE 3
INVESTMENT PORTFOLIO

The following table presents the investments by category at December 31, 2001 and 2000:

                                                           2001                         2000
                                                           ----                         ----
                                                         (Amounts are presented in thousands)

AVAILABLE FOR SALE                              Amortized    Estimated        Amortized     Estimated
                                                  Cost       Fair Value         Cost        Fair Value
                                                  ----       ----------         ----        ----------
United States government agencies              $  15,186        15,218          19,486        19,383
State, county and municipals                       4,553         4,477            -             -
Mortgage-backed                                    7,693         7,655           3,188         3,159
                                                  ------        ------          ------        ------
                                               $  27,432        27,350          22,674        22,542
                                                  ======        ======          ======        ======

The following table presents the maturities of investment securities at carrying value and the weighted average yields for each range of maturities presented. (Amounts are presented in thousands)

                                U S Government       Mortgage-         Weighted
Maturities at                   and State, count      Backed           Average
December 31, 2001               and Municipals       Securities         Yields
-----------------               --------------       ----------        -------
Within 1 year                  $        103            -               6.06%
After 1 through 5 years              11,560            290             4.54%
After 5 through 10 years              5,308          1,429             5.15%
After 10 years                        2,723          5,937             5.42%
                                     ------          -----
        Totals                 $     19,694          7,656
                                     ======          =====

Mortgage backed securities are included in the maturities categories in which they are anticipated to be repaid based on scheduled maturities.

                                       27                   [LOGO APPEARS HERE]

TABLE 4
LOAN PORTFOLIO

The following table presents loans by type at the end of each of the last two years.

                                                       December 31,
                                                       ------------
                                                     2001         2000
                                                     ----         ----
                                           (Amounts are presented in thousands)

Commercial, financial and agricultural        $    11,142        9,371
Real estate - construction                          2,914        4,335
Real estate - mortgage                             26,006       19,901
Consumer                                            2,411        1,720
                                                  -------      -------
                                                   42,473       35,327
Less:   Allowance for loan losses                     595          535
                                                  -------      -------
          Loans, net                          $    41,878       34,792
                                                  =======      =======

As of December 31, 2001, maturities of loans in the indicated classifications were as follows (amounts are presented in thousands):

                                                   Real Estate
Maturity                       Commercial         Construction          Total
--------                       ----------         ------------          -----
Within 1 year               $       6,039             2,125             8,164
1 to 5 years                        4,628               789             5,417
Over 5 years                          475               -                 475
                                   ------             -----            ------
     Totals                 $      11,142             2,914            14,056
                                   ======             =====            ======

As of December 31, 2001, the interest terms of loans in the indicated classification for the indicated maturity ranges are as follows (amounts are presented in thousands):

                                          Fixed         Variable
                                        Interest        Interest
                                          Rates           Rates          Total
                                          -----           -----          -----
Commercial
     1 to 5 years                    $      -              4,628          4,628
     Over 5 years                           -                475            475

Real estate - construction
     1 to 5 years                           -                789            789
     Over 5 years                           -                -              -
                                          -----            -----          -----
                                     $      -              5,892          5,892
                                          =====            =====          =====

The following summarizes past due and non-accrual loans, other real estate and repossessions, and income that would have been reported on non-accrual loans as of December 31, 2000 and 1999 (amounts are presented in thousands):

                                                   December 31,
                                                   ------------
                                                  2001       2000
                                                  ----       ----

Other real estate and repossessions             $  -           17

                                                            [LOGO APPEARS HERE]

Accruing loans 90 days or more past due            -            -
Non-accrual loans                                 446           -
Interest on non-accrual loans which
  would have been reported                         -            -

                                       28                   [LOGO APPEARS HERE]

A loan is placed on non-accrual status when, in management's judgment, the collection of interest appears doubtful. As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual generally when they are past due in principal or interest payments for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90 day past due loans when such loans are well secured and in process of collection. Generally, payments received on non-accrual loans are applied directly to principal.

The increase in non-accrual loans over 2000 is primarily attributable to a large commercial loan that is past due as of December 31, 2001.

TABLE 5
ALLOWANCE FOR LOAN LOSSES

The following table summarizes information concerning the allowance for loan losses:

                                                              December 31,
                                                             -------------
                                                            2001       2000
                                                            ----       ----
                                                      (Amounts are presented in thousands)
Balance at beginning of year                              $ 535        373
Charge-offs:
  Commercial                                                375         89
  Real estate - construction                                 -          -
  Real estate - mortgage                                     76
  Consumer                                                   -           4
                                                            ---        ---

       Total chargeoffs                                     451         93
                                                            ---        ---
Recoveries:
  Commercial                                                  -          -
  Real estate - construction                                  -          -
  Real estate - mortgage                                      -          -
  Consumer                                                    1          5
                                                            ---        ---
       Total recoveries                                       1          5
                                                            ---        ---
  Net charge-offs                                           450         88
                                                            ---         --

  Additions charged to operations                           510        250
                                                            ---        ---

  Balance at end of year                                  $ 595        535
                                                            ===        ===

Ratio of net charge-offs during the period to average
  loans outstanding during the period                     1.15%        .28%
                                                          ====         ===

The Bank utilizes an external independent loan review function. All loans $175,000 or more are reviewed annually and placed into various loan grading categories which assist in developing lists of potential problem loans. These loans are constantly monitored by the loan review function to ensure early identification of deterioration. The formal allowance for loss adequacy test is performed on a monthly basis. Specific amounts of loss are estimated on problem loans and historical loss percentages are applied to the balance of the portfolio using certain portfolio stratifications. Additionally, the evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions, regulatory examination results, and the existence of loan concentrations.

                                       29                   [LOGO APPEARS HERE]

TABLE 6
DEPOSITS

The average balance of deposits and the average rates paid on such deposits are summarized for the periods indicated in the following table.

                                                     December 31,
                                                     ------------
                                              2001                      2000
                                              ----                      ----
                                           (Amounts are presented in thousands)
                                         Amount     Rate       Amount     Rate
                                         ------     ----       ------     ----
Non-interest bearing demand           $ 12,712       -         9,818       -
Interest-bearing demand
  and savings                           21,510     1.48%      17,977     2.34%
Time deposits                           31,246     5.49%      18,131     5.95%
                                        ------                ------

    Totals                            $ 65,468                45,926
                                        ======                ======

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2001, are summarized as follows (amounts are presented in thousands):

Within 3 months                                           $   4,131
After 3 through 12 months                                     4,258
After 12 months                                               1,008
                                                              -----
      Total                                               $   9,397
                                                              =====

TABLE 7
SELECTED RATIOS

The following table sets out certain ratios of the Company for the years indicated.

                                               2001           2000
                                               ----           ----
Net income to:
    Average stockholders' equity               3.86%          3.39%
    Average assets                              .43%           .49%
Dividends to net income                         -              -
Average equity to average assets               11.11%        14.50%

                                       30                   [LOGO APPEARS HERE]

-----------------------------------------------------------------------------------------------------
                                             DIRECTORS
-----------------------------------------------------------------------------------------------------

John L. Adams, Jr.                        Merriell Autrey               James A. Baskett
President & Managing Broker               Retired Banker                Business Owner
Clairmont Place Realty, Inc.                                            Prolific Impressions, Inc.

M. Bobbie Bailey                          John Walter Drake             William F. Floyd
Business Owner                            Attorney                      Secretary-Treasurer
Entertainment Resources, Inc.             McCurdy & Candler, LLC        Southern Champion Const., Inc.
 & Bailey Design Co.
Robert E. Lanier                          Carol Nickola                 Lynn Pasqualetti
President                                 Chief Nursing Officer         President and Co-Owner
REL Properties, Inc.                      Atlanta Medical Center        HLM Accounting & Tax, Inc.

Roger K. Quillen                          James T. Smith, III           Kirby A. Thompson
Attorney                                  Business Owner                Vice President
                                          Rutland Contracting Co.       Equifax

Judy B. Turner
President and Chief Executive Officer
Decatur First Bank Group, Inc.

-----------------------------------------------------------------------------------------------------
                                         OFFICERS AND STAFF
-----------------------------------------------------------------------------------------------------

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

Beverly Dabney                            Jamie Ensley                  Sharon Hustedt
Vice President/Business Development       Vice President/               Assistant Operations Officer
                                          Commercial Lender

Todd Newton                               Juanita Marzette              David Senior
Vice President/                           Retail Manager                Senior Vice President
Commercial Lender                                                       Senior Credit Manager

STAFF

Pam Bradley                               Angela Carter                 Jeff Ortiz
Assistant Retail Manager                  Teller/Customer Service       Operations

Cale Randall                              Ron Rice                      DeShante Riggins
Customer Service Specialist               Courier (Part-time)           Customer Service Specialist

Elaine Schimmack                          David Selman                  Arlia Slotkin
Teller Manager                            Loan Administrator I          Customer Service Specialist
                                                                        (Part-time)

Jennifer Starnes                          Ann Turner                    Renee Wilson
Loan Operations Coordinator               Manager, Kroger               Loan Administrator II

A copy of Company's 2001 Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, is available at no charge to each shareholder upon written request to Judy B. Turner, President an CEO, Decatur First Bank Group, Inc., 1120 Commerce Drive, Decatur, Georgia 30030.

                                       31                   [LOGO APPEARS HERE]