Form 10KSB, Exhibit 13
period 2002-12-31
DECATUR FIRST BANK GROUP INC
filed 2003-03-31
CIK 1024918

2002 Annual Report

Decatur First
Bank Group, Inc.

Decatur First Bank Group, Inc.

Table of Contents

Decatur First Bank Group, Inc., a Georgia Corporation (the “Company”), is a holding company engaged in commercial banking primarily in DeKalb County, Georgia. The Company currently has one subsidiary, Decatur First Bank (the “Bank”), which is active in retail and commercial banking.

There is no established public trading market for the Company’s Common Stock. As of March 21, 2003, the Company had 837 shareholders of record.

It is the policy of the Board of Directors to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the Company. The Company has no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Company’s earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company. The Company declared no dividends in 2002 and is not expected to do so for the foreseeable future. Information on restrictions on the amount of dividends payable by the Company and the Bank appears in Note 13 to the Company’s Audited Financial Statements.

This report serves as our annual disclosure statement as required by the Federal Deposit Insurance Corporation. This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

To our shareholders:

Decatur First Bank turned five years old in September of 2002. Our Board of Directors and staff want you to know that we celebrated this important milestone with a record year for the bank.

In my letter to you last year, I quoted William Seidman, who is a former chairman of the FDIC. He said, “If banks can match 2001 profit levels (in 2002), it will be a real accomplishment”. Our pre-tax earnings were $879,458 in 2002 compared to $576,771 in 2001. We are very proud of this “real accomplishment”!

Our focus in 2002 was repositioning our balance sheet. We concentrated on increasing loans because deposit growth was much stronger than loan demand. Our loans increased 49% and our deposits increased 15%. This exceeded the growth in 2001 of 10% in deposits and 20% in loans. We are now in a good position with our loan to deposit ratio having increased from 65.68% at the end of 2001 to 84.91% at the end of 2002. Now that we’ve accomplished this, we’ll focus on growing deposits while continuing to seek good, sound loans.

What does this mean to you, our shareholder? The book value of the bank has increased from $9.94 per share to $11.01 per share. The book value now exceeds the price our original shareholders paid for their stock. And, even better, the last sales that we are aware of were at $14.50 per share and we continue to have investors show interest in purchasing our stock.

As we look forward to 2003, we are watching interest rates and the economy closely. There is a lot of uncertainty, but our core values will continue to enhance the financial results of the bank. As we focus on our customers, our employees and our community, we are building a firm foundation that will support our future growth. Our business is growing and becoming more profitable as we focus on long-term relationships – the key to a successful community bank.

You may follow our progress by viewing our web site at www.decaturfirstbank.com for the latest quarterly numbers. For more detailed information, go to the Securities and Exchange Commission web site at www.sec.gov/cgi-bin/srch-edgar?582254289 and get all the financial details.

Sincerely,

Judy B. Turner President & CEO

DECATUR FIRST BANK

SELECTED FINANCIAL DATA
(in thousands except per share data)

	2002	2001	2000	1999	1998

FOR THE YEAR
Net interest income	$3,362	2,977	2,810	1,772	1,063
Provision for loan losses	400	510	250	152	315
Noninterest income	706	698	344	376	170
Noninterest expense	2,789	2,589	2,436	1,880	1,487
Income taxes (benefit)	246	220	178	(411)	—
Net earnings (loss)	$633	357	291	527	(569)

PER COMMON SHARE
Basic earnings (loss)	$.68	.38	.31	.56	(.60)
Diluted earnings (loss)	.66	.38	.30	.56	(.60)
Cash dividends declared	—	—	—	—	—
Book value	$11.01	9.94	9.53	8.91	8.87

AT YEAR END
Loans, net	$62,395	41,878	34,793	24,600	9,664
Earning assets	88,287	78,408	67,045	44,681	34,739
Assets	95,284	84,021	73,020	49,759	38,446
Deposits	74,445	64,660	58,642	41,224	30,002
Stockholders’ equity	$10,177	9,264	8,889	8,397	8,356
Common shares outstanding	924	932	933	942	942

AVERAGE BALANCES
Loans	$49,293	39,215	31,440	15,867	5,847
Earning assets	81,304	77,794	54,420	37,744	24,898
Assets	86,446	83,233	59,144	40,993	27,776
Deposits	66,455	65,468	45,926	32,804	19,019
Stockholders’ equity	$9,626	9,250	8,573	8,123	8,620
Weighted average shares outstanding	932	932	939	942	942

KEY PERFORMANCE RATIOS
Return on average assets	.66%	.43%	.49%	1.29%	(2.05)%
Return on average stockholders’ equity	6.58%	3.86%	3.39%	6.49%	(6.60)%
Net interest margin	4.14%	3.83%	5.16%	4.69%	4.27%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General

Decatur First Bank Group, Inc. is a bank holding company headquartered in Decatur, Georgia organized to own all of the common stock of its bank subsidiary, Decatur First Bank. The principal activity of the bank is to provide banking services to domestic markets, principally in DeKalb County, Georgia. The bank is primarily regulated by the Georgia Department of Banking and Finance and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. Our bank holding company is regulated by the Federal Reserve Bank and also is subject to periodic examinations.

The following discussion focuses on significant changes in the financial condition and results of operations during the years ended December 31, 2002 and 2001. This discussion and the financial information contained herein are presented to assist the reader in understanding and evaluating our financial condition, results of operations, and future prospects and should be read as a supplement to and in conjunction with the Consolidated Financial Statements and Related Notes.

Forward-Looking Statements

This report contains “forward-looking statements” relating to, without limitation, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by and information currently available to management. The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “may,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results may differ materially from the results discussed in the forward-looking statements, and our operating performance each quarter is subject to various risks and uncertainties that are discussed in detail in our filings with the Securities and Exchange Commission, including, without limitation:

•         the effects of future economic conditions;

•         governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•         changes in interest rates and their effect on the level and composition of deposits, loan demand, and the values of loan collateral, securities and other interest-sensitive assets and liabilities;

•         our ability to control costs, expenses, and loan delinquency rates; and

•         the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally, and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet.

Results of Operations

Net income for 2002 was $633,000 compared to $357,000 in 2001. The increase in net income in 2002 compared to 2001 was primarily due to the increase in net interest income. Our operational results depend to a large degree on net interest income, which is the difference between the interest income received on investments (such as loans, investment securities, federal funds sold, etc.) and the interest expense, which is paid on deposit liabilities. Net interest income was $3,362,000 for the year ended December 31, 2002 compared to $2,977,000 in 2001.

The provision for loan losses in 2002 was $400,000 compared to $510,000 in 2001. The provision for loan losses reflects management’s estimate of potential losses inherent in the loan portfolio and the creation of an allowance for loan losses adequate to absorb such losses.

Other operating income for the year ended December 31, 2002 totaled $706,000 compared to $698,000 in 2001. Other operating income includes services charges on deposit accounts, income from our mortgage origination affiliate and investment security gains. Declining interest rates during 2002 and 2001 provided us with an opportunity to derive significant income from the origination of mortgage loans. Other operating expenses in 2002 were $2,789,000 compared to $2,589,000 in 2001. The largest component of other operating expenses is salaries and benefits, which totaled $1,470,000 for the year ended December 31, 2002 compared to $1,293,000 in 2001.

Net Interest Income

For the years ended December 31, 2002 and 2001, net interest income totaled $3,362,000 and $2,977,000, respectively. Interest income from loans, including fees was $3,548,000 representing a yield of 7.20% in 2002 compared to a yield of 8.74% in 2001. Significant decrease in the prime lending rate in 2002 resulted in the decrease in yield on loans. Interest expense totaled $1,451,000 for the year ended December 31, 2002 compared to $2,455,000 in 2001. The net interest margin realized on earning assets and the interest rate spread were 4.14% and 3.55%, respectively, for the year ended December 31, 2002 compared to an interest rate margin of 3.83% and interest rate spread of 2.94% in 2001.

Average Balances and Interest Rates

The table below shows the average balance outstanding for each category of interest earning assets and interest-bearing liabilities for 2002 and 2001 and the average rate of interest earned or paid thereon. Average balances have been derived from the daily balances throughout the period indicated.

	For the Year Ended December 31, 2002 (Amounts presented in thousands)			For the Year Ended December 31, 2001 (Amounts presented in thousands)

	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate

Assets:
Interest earning assets:
Loans (including loan fees)	$49,293	3,548	7.20%	39,215	3,428	8.74%
Investment securities	25,519	1,131	4.43%	31,855	1,737	5.45%
Interest-bearing deposits	2,164	63	2.91%	1,668	54	3.24%
Federal funds sold	4,328	71	1.64%	5,056	214	4.23%

Total interest earning assets	81,304	4,813	5.92%	77,794	5,433	6.98%
Other non-interest earnings assets	5,142			5,439

Total assets	$86,446			83,233

Liabilities and stockholders’ equity:
Interest-bearing liabilities:
Deposits:
Interest-bearing demand and savings	$24,397	160	0.66%	21,510	319	1.48%
Time	27,088	880	3.25%	31,246	1,715	5.49%
Other borrowings	9,805	411	4.19%	7,941	421	5.30%

Total interest-bearing liabilities	61,290	1,451	2.37%	60,697	2,455	4.04%

Other non-interest bearing liabilities	15,530			13,286
Stockholders’ equity	9,626			9,250

Total liabilities and stockholders’ equity	$86,446			83,233

Excess of interest-earning assets over interest bearing liabilities	$20,014			17,097

Ratio of interest-earning assets to interest-bearing liabilities	133%			128%

Net interest income		3,362			2,978

Net interest spread			3.55%			2.94%

Net interest margin			4.14%			3.83%

Non-accrual loans are included in average loan balances during the periods presented as the balances were not significant.

Volume/Rate Analysis

Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated.

	2002 Compared to 2001 Increase (decrease) due to changes in

	Volume	Rate	Net Change

Interest income on:
Loans (including loan fees)	$789	(669)	120
Investment securities	(312)	(294)	(606)
Interest-bearing deposits	15	(6)	9
Federal funds sold	(27)	(116)	(143)

	465	(1,085)	(620)

Interest expense on:
Interest-bearing demand and savings	38	(197)	(159)
Time	(205)	(630)	(835)
Other borrowings	88	(98)	(10)

	(79)	(925)	(1,004)

	$544	(160)	384

Interest Rate Sensitivity and Asset Liability Management

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management of a financial institution. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made. Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

Net interest income is the primary component of net income for financial institutions. Net interest income is affected by the timing and magnitude of repricing of as well as the mix of interest sensitive and noninterest sensitive assets and liabilities. “Gap” is a static measurement of the difference between the contractual maturities or repricing dates of interest sensitive assets and interest sensitive liabilities within the following twelve months. Gap is an attempt to predict the behavior of the bank’s net interest income in general terms during periods of movement in interest rates. In general, if the bank is asset sensitive, more of its interest sensitive assets are expected to reprice within twelve months than its interest sensitive liabilities over the same period. In a rising interest rate environment, assets repricing more quickly is expected to enhance net interest income. Alternatively, decreasing interest rates would be expected to have the opposite effect on net interest income since assets would theoretically be repricing at lower interest rates more quickly than interest sensitive liabilities. Although it can be used as a general predictor, Gap as a predictor of movements in net interest income has limitations due to the static nature of its definition and due to its inherent assumption that all assets will reprice immediately and fully at the contractually designated time. At December 31, 2002, the bank, as measured by Gap, is in a liability sensitive position. Management has several tools available to it to evaluate and affect interest rate risk, including deposit pricing policies and changes in the mix of various types of assets and liabilities.

We also measure the actual effects that repricing opportunities have on earnings through simulation modeling, referred to as earnings at risk. For short-term interest rate risk, the bank’s model simulates the impact of balance sheet strategies on net interest income, pre-tax income, and net income. The model includes interest rate ramps to test the impact of rising and falling interest rates on projected earnings. Rates are ramped over a one-year period and include a level rate scenario as the benchmark with rising and falling 200 basis point scenarios for comparison. The bank determines the assumptions that are used in the model. The December 31, 2002 model reflects an increase of 11% in net interest income in a 200 basis point increase in interest rates and a 17% decrease in net interest income in a 200 basis point decrease in interest rates.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002, that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities. The bank’s savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the “Three Months or Less” category, although historical experience has proven these deposits to be more stable over the course of a year.

	At December 31, 2002 Maturing or Repricing in (dollars in thousands)

	Three Months or Less	Four Months to 12 Months	1 to 5 Years	Over 5 Years	Total

Interest-earning assets:
Federal funds sold	$2,966	—	—	—	2,966
Investment securities	—	—	8,396	12,780	21,176
Interest-bearing deposits	1,750	—	—	—	1,750
Loans	33,966	6,741	21,310	1,191	63,208

Total interest-earning assets	38,682	6,741	29,706	13,971	89,100

Interest-bearing liabilities:
Deposits:
Savings and demand	26,714	—	—	—	26,714
Time deposits	5,145	12,820	13,319	—	31,284
Federal Home Loan Bank advances	—	4,500	—	5,480	9,980

Total interest-bearing liabilities	31,859	17,320	13,319	5,480	67,978

Interest sensitive difference per period	6,823	(10,579)	16,387	8,491	21,122
Cumulative interest sensitivity difference	$6,823	(3,756)	12,631	21,122

Cumulative difference to total assets	7%	(4%)	13%	22%

At December 31, 2002, the difference between the bank’s liabilities and assets repricing or maturing within one year was $3,756,000. Due to an excess of liabilities repricing or maturing within one year, an increase in interest rates would cause the bank’s net interest income to decline.

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

Provision and Allowance for Loan Losses

The provision for loan losses is the charge to operating earnings that management believes is necessary to maintain the allowance for loan losses at an adequate level. The provision charged to expense was $400,000 for the year ended December 31, 2002 as compared to $510,000 for the year ended December 31, 2001. The decrease in the provision was due to provision made in 2001 for certain commercial loans that were subsequently charged off. The loan portfolio increased by approximately $21 million during the year ended December 31, 2002. The allowance for loan losses was 1.29% of gross loans at December 31, 2002. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. We anticipate maintaining an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Our judgment about the adequacy of the allowance is based upon a number of assumptions about future events, which we believe to be reasonable, but which may not prove to be accurate. Thus, there is a risk that charge-offs in future periods could exceed the allowance for loan losses or that substantial additional increases in the allowance for loan losses could be required. Additions to the allowance for loan losses would result in a decrease of our net income and, possibly, our capital.

The following table summarizes information concerning the allowance for loan losses:

	December 31,

	2002	2001	2000

	(Amounts are presented in thousands)
Balance at beginning of year	$595	535	373
Charge-offs:
Commercial	26	375	89
Real estate – construction	157	—	—
Real estate – mortgage	—	76	—
Consumer	5	—	4

Total charge-offs	188	451	93

Recoveries
Commercial	—	—	—
Real estate – construction	—	—	—
Real estate – mortgage	—	—	—
Consumer	5	1	5

Total recoveries	5	1	5

Net charge-offs (recoveries)	183	450	88

Additions charged to operations	400	510	250

Balance at end of year	$812	595	535

Ratio of net charge-offs during the period to average loans outstanding during the period	.37%	1.15%	.28%

The following table summarizes past due and non-accrual loans, other real estate and repossessions, and income that would have been reported on non-accrual loans as of December 31, 2002 and 2002 (amounts are presented in thousands):

	December 31,

	2002	2001

Other real estate and repossessions	$45	—
Accruing loans 90 days or more past due	—	—
Non-accrual loans	121	446
Interest on non-accrual loans which would have been reported	12	15

Nononinterest Income and Expense

Noninterest income for the year ended December 31, 2002 totaled $706,000 as compared to $698,000 for the year ended December 31, 2001. This increase in noninterest income was primarily due to an increase in service charges on deposit accounts. Service charges on deposit accounts grew as the number of accounts increased in 2002 as compared to 2001.

Total noninterest expense for the year ended December 31, 2002 was $2,789,000 as compared to $2,589,000 for the same period in 2001. Salaries and benefits, the largest component of noninterest expense, totaled $1,470,000 for the year ended December 31, 2002, compared to $1,293,000 for the same period a year ago. Salary and benefits expense primarily increased due to the addition of employees in 2002 and normal salary increases. Other operating expenses were $1,040,000 for the year ended December 31, 2002 as compared to $957,000 for the year ended December 31, 2001. This increase in noninterest expense was due to the continued growth of the bank.

Income taxes

For the year ended December 31, 2002, we recognized income tax expense of $246,000 compared to income tax expense of $220,000 in 2001. Our effective income tax rate was approximately 28% in 2002 and 38% in 2001. Our effective tax rate decreased in 2002 due to the addition of non-taxable investments added to the investment portfolio.

Financial Condition

Total assets increased $11,263,000, or 13% from December 31, 2002 to December 31, 2001. The primary source of growth in assets was net loans, which increased $20,517,000 or 49%, during the year ended December 31, 2002. Investment securities available-for-sale decreased $6,769,000 from December 31, 2001 to $20,582,000 at December 31, 2002. This decrease in investment securities available-for-sale was the result of the loan growth. Total deposits increased $9,785,000, or 15% during 2002.

Interest-Earning Assets

Loans

Gross loans totaled $63,208,000 at December 31, 2002, an increase of $20,735,000 or 49% since December 31, 2001. The largest increase in loans was in real estate-mortgage loans, which increased $14,899,000 or 57% to $40,905,000 at December 31, 2002. The majority of these loans are owner occupied commercial buildings. Real estate-construction loans increased $5,833,000 during 2002. Balances within the major loans receivable categories as of December 31, 2002 and December 31, 2001 are as follows:

	2002		2001

Commercial and financial	$10,914,521	17%	11,142,289	26%
Real estate - mortgage	40,905,257	65%	26,005,923	61%
Real estate - construction	8,746,849	14%	2,913,723	7%
Consumer	2,641,326	4%	2,410,904	6%

	$63,207,953	100%	42,472,839	100%

As of December 31, 2002, maturities of loans in the indicated classifications were as follows:

	Real Estate
	Commercial	Construction	Total

Maturity

Within 1 year	$5,256,451	7,423,888	12,680,339
1 to 5 years	4,685,347	1,322,961	6,008,308
Over 5 years	972,723	—	972,723

Totals	$10,914,521	8,746,849	19,661,370

As of December 31, 2002, the interest terms of loans in the indicated classification for the indicated maturity ranges are as follows (amounts are presented in thousands):

	Fixed Interest Rates	Variable Interest Rates	Total

Commercial
1 to 5 years	$4,088,431	596,916	4,685,347
Over 5 years	848,798	123,925	972,723

Real estate – construction
1 to 5 years	434,658	888,303	1,322,961

	$5,371,887	1,609,144	6,981,031

Investment Securities

Investment securities available-for-sale decreased to $20,582,000 at December 31, 2002 from $27,351,000 at December 31, 2001. This decrease was the result of sales of investments during 2002 to fund loan growth. All of the bank’s marketable investment securities were designated as available-for-sale at December 31, 2002.

The following table presents the investments by category at December 31, 2002 and 2001:

	2002		2001

	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value

United States government agencies	$7,037	7,296	15,186	15,218
State, county and municipals	6,849	7,030	4,553	4,477
Mortgage-backed	6,168	6,256	7,693	7,655

	$20,054	20,582	27,432	27,350

The following table presents the maturities of investment securities at carrying value and the weighted average yields for each range of maturities presented. (Amounts are presented in thousands)

	US Government Agencies	Weighted Average Yields	State County and Municipals	Weighted Average Yields	Mortgaeg Backed Securities	Weighted Average Yields

Maturities at December 31, 2002

Within 1 year	$—	—	$—	—	$—	—
After 1 through 5 years	6,533	4.38%	1,221	3.60%	1,049	4.25%
After 5 through 10 years	763	4.71%	3,909	4.31%	5,071	4.46%
After 10 years	—	—	1,900	3.84%	136	5.28%

Totals	$7,296		$7,030		$6,256

Deposits

At December 31, 2002 total deposits increased by $9,786,000, or 15% from December 31, 2001. Noninterest-bearing demand deposits increased $1,803,000 or 12% and interest-bearing deposits increased $7,982,000 or 16%.

Balances within the major deposit categories as of December 31, 2002 and December 31, 2001 as follows:

	2002	2001

Noninterest-bearing demand deposits	$16,446,422	14,642,748
Interest-bearing demand deposits	24,825,981	23,201,847
Savings deposits	1,888,421	1,353,884
Time	17,855,247	16,074,104
Time over $100,000	13,429,247	9,387,020

	$74,445,318	64,659,603

The average balance of deposits and the average rates paid on such deposits are summarized for the periods indicated in the following table.

	December 31,

	2002		2001

	(Amounts are presented in thousands)
	Amount	Rate	Amount	Rate

Noninterest-bearing demand	$14,970	—	12,712	—
Interest-bearing demand and savings	24,397	0.66%	21,510	1.48%
Time deposits	27,088	3.25%	31,246	5.49%

Totals	$66,455		65,468

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2002, are summarized as follows (Amounts are presented in thousands):

Within 3 months	$1,343
After 3 through 6 months	1,732
After 6 through 12 months	2,789
After 12 months	7,565

Total	$13,429

Capital Resources

Total shareholders’ equity increased from $9,264,000 at December 31, 2001 to $10,177,000 at December 31, 2002. This increase was attributable to net earnings for the period and an increase of $377,000 in the fair value of securities available-for-sale, net of tax, partially offset by purchases of treasury stock totaling $108,000.

Bank holding companies, such as us, and their banking subsidiaries are required by banking regulators to meet certain minimum levels of capital adequacy, which are expressed in the form of certain ratios. Capital is separated into Tier 1 capital (essentially common shareholders’ equity less intangible assets) and Tier 2 capital (essentially the allowance for loan losses limited to 1.25% of risk-weighted assets). The first two ratios, which are based on the degree of credit risk in our assets, provide the weighting of assets based on assigned risk factors and include off-balance sheet items such as loan commitments and stand-by letters of credit. The ratio of Tier 1 capital to risk-weighted assets must be at least 4.0% and the ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets must be at least 8.0%. The capital leverage ratio supplements the risk-based capital guidelines.

Banks and bank holding companies are required to maintain a minimum ratio of Tier 1 capital to adjusted quarterly average total assets of 3.0%.

The following table summarizes the bank’s risk-based capital ratios at December 31, 2002:

Tier 1 capital (to risk-weighted assets)	11.2%
Total capital (to risk-weighted assets)	12.3%
Tier 1 capital (to total average assets)	9.6%

Liquidity

The bank must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors’ accounts and to supply new borrowers with funds. To meet these obligations, the bank keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match the maturities to meet liquidity needs. It is the policy of the bank to monitor its liquidity to meet regulatory requirements and their local funding requirements.

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are written conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. Our exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the instrument.

Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We use the same credit policies in making commitments to extend credit as we do for on-balance-sheet instruments. Collateral held for commitments to extend credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties.

The following table summarizes our off-balance-sheet financial instruments whose contract amounts represent credit risk as of December 31, 2002:

Commitments to extend credit	$15,967,000
Standby letters of credit	$22,000

Management is not aware of any significant concentrations of loans to classes of borrowers or industries that would be affected similarly by economic conditions. Although the bank’s loan portfolio is diversified, a substantial portion of its borrowers’ ability to honor the terms of their loans is dependent on the economic conditions in DeKalb County and surrounding areas.

The bank maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the bank has arrangements with commercial banks for short term unsecured advances up to $6,700,000.

Cash and cash equivalents as of December 31, 2002 decreased $3,926,000 from December 31, 2001. Cash provided by operating activities totaled $1,363,000 in 2002, while inflows from financing activities totaled $10,008,000, which were attributable to net deposit increases and proceeds from Federal Home Loan Bank Advances, partially offset by repayment of other borrowings.

During 2002, investing activities used $15,298,000. Investing activities included net loans made to customers of approximately $20,918,000, purchases of investment securities available-for-sale of $17,023,000 and purchases of premises and equipment of $661,000, partially offset by maturities and sales of investment securities available-for-sale of approximately $24,160,000.

Inflation

Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. We cope with the effects of inflation through the management of interest rate sensitivity gap position, by periodically reviewing and adjusting its pricing of services to consider current costs and through managing our level of net income relative to our dividend payout policy.

Selected Ratios

The following table sets out certain ratios of the Company for the years indicated.

	2002	2001

Net income to:
Average stockholders’ equity	6.58%	3.86%
Average assets	.66%	.43%
Dividends to net income	—	—
Average equity to average assets	11.14%	11.11%

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Decatur First Bank Group, Inc.

We have audited the accompanying consolidated balance sheets of Decatur First Bank Group, Inc. and subsidiary as of December 31, 2002 and 2001, and the related statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Decatur First Bank Group, Inc. and subsidiary as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ PORTER KEADLE MOORE, LLP

Atlanta, Georgia
January 31, 2003

DECATUR FIRST BANK GROUP, INC.

Consolidated Balance Sheets

December 31, 2002 and 2001

	2002	2001

Assets

Cash and due from banks, including reserve requirements of $508,000 and $490,000	$2,427,343	2,664,632
Federal funds sold	2,966,000	6,655,000

Cash and cash equivalents	5,393,343	9,319,632

Interest-bearing deposits	1,750,318	2,194,331
Investment securities available-for-sale	20,582,054	27,350,563
Other investments	593,509	329,775
Loans, net	62,395,446	41,877,560
Premises and equipment, net	2,423,991	1,951,923
Accrued interest receivable and other assets	2,145,027	997,166

	$95,283,688	84,020,950

Liabilities and Shareholders’ Equity

Deposits:
Demand	$16,446,422	14,642,748
Money market and NOW accounts	24,825,981	23,201,847
Savings	1,888,421	1,353,884
Time	17,855,247	16,074,104
Time over $100,000	13,429,247	9,387,020

Total deposits	74,445,318	64,659,603

Other borrowings	—-	4,650,000
Federal Home Loan Bank advances	9,980,000	5,000,000
Accrued interest payable and other liabilities	680,901	447,068

Total liabilities	85,106,219	74,756,671

Commitments

Shareholders’ equity:
Preferred stock, no par value; 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $5; 10,000,000 shares authorized;
944,687 and 943,960 shares issued in 2002 and 2001, respectively	4,723,435	4,719,800
Additional paid-in capital	4,692,452	4,686,094
Retained earnings	692,693	59,429
Treasury stock, at cost; 20,500 and 12,000 shares, in 2002 and 2001, respectively	(258,500)	(151,000)
Accumulated other comprehensive income (loss)	327,389	(50,044)

Total shareholders’ equity	10,177,469	9,264,279

	$95,283,688	84,020,950

See accompanying notes to consolidated financial statements.

DECATUR FIRST BANK GROUP, INC.

Consolidated Statements of Earnings

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Interest income:
Interest and fees on loans	$3,547,850	3,428,035	3,199,399
Interest on investment securities:
Taxable	900,455	1,570,546	1,120,942
Nontaxable	230,967	147,256	—
Other interest	134,294	286,969	242,852

Total interest income	4,813,566	5,432,806	4,563,193

Interest expense:
Interest on money market and NOW accounts	146,472	299,245	393,927
Interest on savings and time deposits	894,282	1,735,073	1,106,323
Other	410,717	421,398	252,769

Total interest expense	1,451,471	2,455,716	1,753,019

Net interest income	3,362,095	2,977,090	2,810,174

Provision for loan losses	400,000	510,000	250,000

Net interest income after provision for loan losses	2,962,095	2,467,090	2,560,174

Other income:
Service charges on deposit accounts	390,254	312,013	205,425
Gain on sale of loans	—	—	65,571
Gain on sale of securities	119,349	184,536	—
Other income	196,789	201,662	73,214

Total other income	706,392	698,211	344,210

Other expenses:
Salaries and employee benefits	1,469,693	1,293,331	1,220,852
Occupancy and equipment	279,142	338,251	292,303
Other operating	1,040,194	956,948	922,497

Total other expenses	2,789,029	2,588,530	2,435,652

Earnings before income taxes	879,458	576,771	468,732

Income tax expense	246,194	219,551	178,118

Net earnings	$633,264	357,220	290,614

Basic earnings per share	$.68	.38	.31

Diluted earnings per share	$.66	.38	.30

See accompanying notes to consolidated financial statements.

DECATUR FIRST BANK GROUP, INC.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Net earnings	$ 633,264	357,220	290,614

Other comprehensive income, net of tax:
Unrealized gains on investment securities available-for-sale:
Unrealized gains arising during the period, net of tax of $276,682, $89,606 and $195,791, respectively	451,429	146,199	319,448
Reclassification adjustment for gains included in net earnings, net of tax of $45,353 and $70,124, respectively	(73,996)	(114,412)	—

Total other comprehensive income, net of tax	377,433	31,787	319,448

Total comprehensive income	$ 1,010,697	389,007	610,062

See accompanying notes to consolidated financial statements.

DECATUR FIRST BANK GROUP, INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2002, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total

Balance, December 31, 1999	$4,712,945	4,674,924	(588,405)	(1,600)	(401,279)	8,396,585

Issuance of common stock	2,065	3,234	—	—	—	5,299

Sale of treasury stock, 140 shares	—	220	—	1,600	—	1,820

Purchase of treasury stock, 10,000 shares	—	—	—	(125,000)	—	(125,000)

Change in unrealized gain/loss on securities available for sale, net of tax	—	—	—	—	319,448	319,448

Net earnings	—	—	290,614	—	—	290,614

Balance, December 31, 2000	4,715,010	4,678,378	(297,791)	(125,000)	(81,831)	8,888,766

Issuance of common stock	4,790	7,716	—	—	—	12,506

Purchase of treasury stock, 2,000 shares	—	—	—	(26,000)	—	(26,000)

Change in unrealized gain/loss on securities available for sale, net of tax	—	—	—	—	31,787	31,787

Net earnings	—	—	357,220	—	—	357,220

Balance, December 31, 2001	4,719,800	4,686,094	59,429	(151,000)	(50,044)	9,264,279

Issuance of common stock	3,635	6,358	—	—	—	9,993

Purchase of treasury stock, 8,500 shares	—	—	—	(107,500)	—	(107,500)

Change in unrealized gain/loss on securities available for sale, net of tax	—	—	—	—	377,433	377,433
Net earnings	—	—	633,264	—	—	633,264

Balance, December 31, 2002	$4,723,435	4,692,452	692,693	(258,500)	327,389	10,177,469

See accompanying notes to consolidated financial statements.

DECATUR FIRST BANK GROUP, INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from operating activities:
Net earnings	$633,264	357,220	290,614
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, amortization and accretion	284,886	117,307	179,987
Provision for loan losses	400,000	510,000	250,000
Provision for stock awards	9,993	12,506	5,299
Provision for deferred income taxes (benefit)	(609)	50,676	157,235
Gain on sale of securities	(119,349)	(184,536)	—
Change in:
Accrued interest receivable and other assets	(78,582)	(31,118)	(455,855)
Accrued interest payable and other liabilities	233,833	(41,482)	350,607

Net cash provided by operating activities	1,363,436	790,573	777,887

Cash flows from investing activities:
Net change in interest-bearing deposits	444,013	(2,194,331)	—
Proceeds from calls and maturities of investment securities available-for-sale	13,525,088	22,404,916	3,623,948
Proceeds from sales of investment securities available-for-sale	10,634,518	25,529,715	—
Purchases of investment securities available-for-sale	(17,022,909)	(52,426,691)	(8,577,384)
Net change in loans	(20,917,886)	(7,595,020)	(10,442,168)
Purchase of bank owned life insurance	(1,300,000)	—	—
Purchase of premises and equipment	(660,764)	(43,254)	(317,586)

Net cash used by investing activities	(15,297,940)	(14,324,665)	(15,713,190)

Cash flows from financing activities:
Net change in deposits	9,785,715	6,017,208	17,418,028
Net change in other borrowings	(4,650,000)	4,650,000	—
Proceeds from Federal Home Loan Bank advance	4,980,000	—	5,000,000
Purchase of treasury stock	(107,500)	(26,000)	(125,000)
Proceeds from sale of treasury stock	—	—	1,820

Net cash provided by financing activities	10,008,215	10,641,208	22,294,848

Net increase (decrease) in cash and cash equivalents	(3,926,289)	(2,892,884)	7,359,545
Cash and cash equivalents at beginning of year	9,319,632	12,212,516	4,852,971

Cash and cash equivalents at end of year	$5,393,343	9,319,632	12,212,516

Supplemental schedule of noncash investing and financing activities:
Change in net unrealized gain/loss on investment securities available-for-sale, net of tax	$377,433	31,787	319,449

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$1,445,302	2,464,345	1,575,052
Cash paid during the year for income taxes	$240,000	152,000	61,500

See accompanying notes to consolidated financial statements.

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements

(1)       Summary of Significant Accounting Policies

Basis of Presentation and Nature of Operations
The consolidated financial statements include the accounts of Decatur First Bank Group, Inc. (the “Company”) and its wholly owned subsidiary, Decatur First Bank (the “Bank”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Bank commenced business on September 2, 1997 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the “DBF”). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Company is regulated by the Federal Reserve Bank of Atlanta and also is subject to periodic examinations. The Bank provides a full range of commercial and consumer banking services throughout the Decatur and DeKalb County area in Georgia.

The accounting principles followed by the Company and the Bank, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America (“GAAP”) and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with the realization of deferred tax assets, which are based on future taxable income.

Cash and Cash Equivalents
Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities
The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2002 and 2001, all securities were classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are recognized in earnings. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from earnings and are reported as a separate component of shareholders’ equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related securities as adjustments to the yield. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Other Investments
Other investments include Federal Home Loan Bank (“FHLB”) stock and other equity securities with no readily determinable fair value. These investments are carried at cost, which approximates fair value.

Loans and Allowance for Loan Losses
Loans are stated at principal amount outstanding, net of the allowance for loan losses. Unearned interest on discounted loans is recognized as income over the term of the loans using a method, which approximates a level yield. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements, continued

(1)       Summary of Significant Accounting Policies, continued

Loans and Allowance for Loan Losses, continued
A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful.

Servicing assets and liabilities are assessed for impairment or increased obligation based upon their fair values. When the Bank sells the portion of a loan guaranteed by the U.S. Small Business Administration (“SBA”), the investment in the entire loan is allocated between the guaranteed and unguaranteed portions of the loan, as well as the servicing assets and interest-only strip receivable, based upon their respective fair market values at the date of sale. Gains on sales of loans, calculated by taking the net proceeds from the sale less the allocated sold portion of the loan, are presented in the statement of operations net of brokerage expenses.

Servicing assets and interest-only strips receivable recognized from the sales of the portion of loans guaranteed by SBA with the retention of loan servicing are carried at the present value of estimated future net servicing income over the estimated lives of the related SBA loans, less amounts amortized. Amortization of these assets is computed using a level yield method over the estimated remaining lives of the related SBA loans taking into consideration assumed prepayment patterns. Servicing assets and interest-only strips receivable are measured for impairment periodically via stratification of the assets by predominant risk characteristic such as loan term and interest rate. No valuation allowances were required based upon the evaluation for impairment at December 31, 2002. There were no SBA loans held for sale at December 31, 2002 or 2001.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount, which, in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality and review of specific problem loans. In determining the adequacy of the allowance for loan losses management uses four different methods as indicators of the reasonableness of the allowance. The methods used include a risk method (using internal classifications along with regulatory classifications), historical charge-offs, comparison to a peer group, and current classifications based on the loan grading system. The combination of these results are compared quarterly to the recorded allowance for loan losses for reasonableness and material differences are adjusted by increasing or decreasing the provision for loan losses. Management uses an external loan review program to challenge and corroborate the internal loan grading system and provide additional analysis in determining the adequacy of the allowance and the future provisions for estimated loan losses.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on judgments different than those of management.

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements, continued

(1)       Summary of Significant Accounting Policies, continued

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Costs incurred for maintenance and repairs are expensed currently.

Depreciation expense is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	10 - 40 years
Furniture and equipment	3 - 10 years

Other Borrowings
Other borrowings represent securities sold under an agreement to repurchase in 2001. These borrowings are reflected at the amount of cash received in connection with the transaction and typically mature within 90 days of the settlement date.

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

Stock-Based Compensation
At December 31, 2002, the Company sponsors a stock-based compensation plan, which is described more fully in Note 9. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The effect on net earnings and earnings per share would not be material if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

Net Earnings Per Common Share
The Company is required to report earnings per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants on the face of the statements of earnings. Basic earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements, continued

(1)       Summary of Significant Accounting Policies, continued

Net Earnings Per Common Share, continued
are included in diluted earnings per share. Additionally, the Company must reconcile the amounts used in the computation of both “basic earnings per share” and “diluted earnings per share”. Earnings per common share amounts for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Net Earnings	Common Shares	Per Share
For the Year Ended December 31, 2002	(Numerator)	(Denominator)	Amount

Basic earnings per share	$633,264	932,352	$.68
Effect of dilutive securities – stock options	—	20,804	(.02)

Diluted earnings per share	$633,264	953,156	$.66

	Net Earnings	Common Shares	Per Share
For the Year Ended December 31, 2001	(Numerator)	(Denominator)	Amount

Basic earnings per share	$357,220	932,347	$.38
Effect of dilutive securities – stock options	—	18,469	—

Diluted earnings per share	$357,220	950,816	$.38

	Net Earnings	Common Shares	Per Share
For the Year Ended December 31, 2000	(Numerator)	(Denominator)	Amount

Basic earnings per share	$290,614	939,220	$.31
Effect of dilutive securities – stock options	—	16,006	(.01)

Diluted earnings per share	$290,614	955,226	$.30

Recent Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 will be effective for the Company on January 1, 2003 and addresses the accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company believes the adoption of SFAS No. 143 will not have a material impact on its financial position, results of operations or liquidity.

In April 2002, the FASB issued SFAS No. 145, “Rescission of Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections”. Prior to the issuance of SFAS No. 145, net gains or losses resulting from the extinguishments of debt that were included in the income statement were classified as an extraordinary item, net of related income tax effect. Under the provisions of SFAS No. 145, these gains and losses will be classified as extraordinary items only if they meet the definition of that term- the gain or loss must be unusual in nature and infrequent in occurrence. The Company believes the adoption of SFAS No. 143 will not have a material impact on its financial position, results of operations or liquidity.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”. SFAS No. 146, effective for affected activities occurring after December 31, 2002, addresses accounting for costs associated with exit or disposal activities. Such costs include, but are not limited to termination benefits, contract terminations, and costs to consolidate facilities or relocate employees. The Company believes the adoption of SFAS No. 146 will not have a material impact on its financial position, results of operations or liquidity.

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements, continued

(2)       Investment Securities

Investment securities available-for-sale at December 31, 2002 and 2001 are as follows:

	December 31, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. Government agencies	$7,037,285	258,882	—	7,296,167
Mortgage-backed securities	6,168,063	87,794	—	6,255,857
State, county and municipals	6,848,660	196,379	15,009	7,030,030

	$20,054,008	543,055	15,009	20,582,054

;

	December 31, 2000

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. Government agencies	$15,185,542	76,412	43,594	15,218,360
Mortgage-backed securities	7,692,735	29,392	66,774	7,655,353
State, county and municipals	4,553,002	6,453	82,605	4,476,850

	$27,431,279	112,257	192,973	27,350,563

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value

U.S. Government agencies and state, county and municipals
Within 1 year	$—	—
1 to 5 years	8,825,581	9,153,904
5 to 10 years	3,164,351	3,272,316
More than 10 years	1,896,013	1,899,977
Mortgage-backed securities	6,168,063	6,255,857

	$20,054,008	20,582,054

Proceeds from sales of securities available-for-sale during 2002 and 2001 totaled approximately $10,635,000 and $25,530,000, respectively. There were no sales of securities available-for-sale in 2000. Gross gains of approximately $119,000 and $185,000 were realized on those sales during 2002 and 2001, respectively. There were no losses realized on sales during 2002 or 2001.

Securities with a carrying value of approximately $10,681,000 and $7,593,000 as of December 31, 2002 and 2001, respectively, were pledged to secure public deposits as required by law as well as the Federal Home Loan Bank advances.

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements, continued

(3)       Loans

Major classifications of loans at December 31, 2002 and 2001 are summarized as follows:

	2002	2001

Commercial, financial and agricultural	$10,914,521	11,142,289
Real estate - construction	8,746,849	2,913,723
Real estate - mortgage	40,905,257	26,005,923
Consumer	2,641,326	2,410,904

	63,207,953	42,472,839

Less allowance for loan losses	812,507	595,279

	$62,395,446	41,877,560

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

An analysis of the activity in the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 is presented below:

	2002	2001	2000

Balance at beginning of year	$595,279	534,568	373,156
Provision charged to operations	400,000	510,000	250,000
Loans charged off	(183,036)	(450,159)	(93,159)
Recoveries	264	870	4,571

Balance at end of year	$812,507	595,279	534,568

(4)       Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

	2002	2001

Land	$442,053	8,488
Building and improvements	1,933,967	1,783,967
Furniture and equipment	803,888	726,688

	3,179,908	2,519,143
Less accumulated depreciation	755,917	567,220

	$2,423,991	1,951,923

Depreciation expense amounted to $189,000, $198,000 and $163,000 in 2002, 2001 and 2000, respectively.

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements, continued

(5)       Deposits

Maturities of time deposits at December 31, 2002 are as follows:

Maturing in:
2003	$17,964,899
2004	1,640,819
2005	932,340
2006	947,094
2007	9,799,342

$31,284,494

(6)       Other Borrowings

Other borrowings represent securities sold under agreements to repurchase which consist of obligations of the Company to other parties. The obligations are secured by investment securities, and such collateral is held by a safekeeping agent. The maximum amount of outstanding agreements at any month-end during 2002 and 2001 totaled $5,182,000 and $5,000,000, respectively, and the daily average of such agreements totaled $2,985,000 and $2,941,000, respectively. The weighted average cost was 2.07% at December 31, 2001, while the weighted average cost during 2002 and 2001 was approximately 2.36% and 4.01%, respectively.

(7)       Federal Home Loan Bank Advances

The Federal Home Loan Bank advances at December 31, 2002 and 2001 are summarized as follows:

	2002	2001

Advance maturing September 9, 2003. Interest is paid monthly at 2.06%.	$4,500,000	—
Advance maturing May 6, 2008. Interest is paid monthly at 5.45%.	480,000	—
Advance maturing March 1, 2010. Interest is paid quarterly at 5.29%.	5,000,000	5,000,000

	$9,980,000	5,000,000

The advances are collateralized by a pledge of certain securities and the Bank’s Federal Home Loan Bank stock.

(8)       Income Taxes

The components of income tax expense for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Currently payable	$246,803	168,875	20,883
Deferred tax expense (benefit)	(609)	50,676	157,235

	$246,194	219,551	178,118

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements, continued

(8)       Income Taxes, continued

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Pretax income at statutory rate	$299,016	196,102	159,369
Add (deduct):
Tax-exempt interest income	(58,078)	(36,814)	—
Non-deductible interest expense	4,911	3,113	—
Other	345	57,150	18,749

	$246,194	219,551	178,118

The following summarizes the components of deferred taxes at December 31, 2002 and 2001.

	2002	2001

Deferred income tax assets:
Allowance for loan losses	$206,863	149,263
Nonaccrual loan interest	951	9,851
Pre-opening expenses	—	18,864
Operating loss carryforwards and credits	43,371	53,061
Net unrealized losses on securities available-for-sale	—	30,672
Discount on SBA loans, net	478	613

Total gross deferred income tax assets	251,663	262,324

Deferred income tax liabilities:
Premises and equipment	28,582	25,787
Net unrealized gains on securities available-for-sale	200,658	—
Other	19,261	2,654

Total gross deferred tax liabilities	248,501	28,441

Net deferred tax assets	$3,162	233,883

At December 31, 2002, the Company had state net operating loss carryforwards for tax purposes of approximately $588,000 that will begin to expire in 2012 if not previously utilized.

(9)       Commitments

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. The Bank’s loans are primarily collateralized by residential and other real properties, automobiles, savings deposits, accounts receivable, inventory and equipment.

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements, continued

(9)       Commitments, continued

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Bank requires collateral to support financial instruments with credit risk.

	2002	2001

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$15,967,000	11,799,000
Standby letters of credit	$22,000	128,000

The Company maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Company has arrangements with commercial banks for short term unsecured advances up to $6,700,000.

(10)     Employee Benefit Programs

The Company sponsors a 401(k) plan for the benefit of its employees subject to certain minimum age and service requirements. The Company’s contributions to the plan are discretionary and totaled $17,175 for 2002 and $10,398 for 2001. No Company contributions were made to this plan in 2000.

The Company adopted a Stock Incentive Plan in 1998 covering up to 143,000 shares of the Company’s common stock. The Plan is administered by a committee of the Board of Directors and provides for the granting of shares of common stock, options to purchase shares of common stock and other stock-based incentives to officers, directors and key employees of the Company and Bank. The exercise price of each option granted under the Plan will not be less than the fair market value of the shares of common stock subject to the option on the date of grant as determined by the Board of Directors. Options are exercisable in whole or in part upon such terms as may be determined by the committee, and are exercisable no later than ten years after the date of grant.

During 2002, 2001 and 2000, the Board awarded 727, 985 and 413 shares, respectively, to certain employees based upon their tenure with the Bank under the Stock Incentive Plan. The fair value of these shares of $9,993, $12,506 and $5,299, respectively, was charged to operations upon issuance of the shares.

A summary status of the Company’s stock option plan as of December 31, 2002, 2001 and 2000, and changes during the years, are presented below:

	2002		2001		2000

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning of year	80,531	$10.01	80,531	$10.01	80,031	$10.00
Granted during the year	—	—	—	—	500	12.00

Outstanding, end of year	80,531	$10.01	80,531	$10.01	80,531	$10.01

Options exercisable at year end	64,225	$10.00	48,119	$10.00	32,012	$10.00

The weighted average remaining contractual life of these stock options was approximately five years as of December 31, 2002.

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements, continued

(11)     Related Party Transactions

The Bank conducts transactions with its directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Bank that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans for 2002.

Balance at December 31, 2001	$422,000
New loans	330,000
Repayments	(146,000)

Balance at December 31, 2002	$606,000

At December 31, 2002 and 2001, deposits from directors, executive officers and their related interests aggregated $2,760,294 and $2,759,693, respectively. These deposits were taken in the normal course of business at market interest rates.

(12)     Miscellaneous Operating Expenses

Components of other operating expenses which are greater than 1% of interest income and other operating income are as follows:

	2002	2001	2000

ATM surcharge	$72,708	67,474	32,136
Data processing	$198,277	159,487	100,072
Professional fees	$120,288	132,734	156,466

(13)     Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements, continued

(13)     Regulatory Matters, continued

The actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2002:
Total Capital
(to Risk Weighted Assets)
Consolidated	$10,772,000	13.6%	$6,318,000	8.0%	N/A	N/A
Bank	$9,566,000	12.3%	$6,246,000	8.0%	$7,808,000	10.0%
Tier 1 Capital
(to Risk Weighted Assets)
Consolidated	$10,085,000	12.8%	$3,159,000	4.0%	N/A	N/A
Bank	$8,753,000	11.2%	$3,123,000	4.0%	$4,685,000	6.0%
Tier 1 Capital
(to Average Assets)
Consolidated	$10,085,000	11.5%	$3,498,000	4.0%	N/A	N/A
Bank	$8,753,000	9.6%	$3,658,000	4.0%	$4,573,000	5.0%

As of December 31, 2001:
Total Capital
(to Risk Weighted Assets)
Consolidated	$9,904,000	17.1%	$4,631,000	8.0%	N/A	N/A
Bank	$8,794,000	15.3%	$4,609,000	8.0%	$5,761,000	10.0%
Tier 1 Capital
(to Risk Weighted Assets)
Consolidated	$9,309,000	16.1%	$2,315,000	4.0%	N/A	N/A
Bank	$8,199,000	14.2%	$2,304,000	4.0%	$3,457,000	6.0%
Tier 1 Capital
(to Average Assets)
Consolidated	$9,309,000	10.8%	$3,457,000	4.0%	N/A	N/A
Bank	$8,199,000	9.6%	$3,414,000	4.0%	$4,267,000	5.0%

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years’ net earnings, and the ratio of equity capital to total assets. In 2003, the Bank can pay dividends totaling approximately $279,000 to the Company without prior regulatory approval.

(14)     Stockholders’ Equity

Shares of preferred stock may be issued from time to time in one or more series as established by resolution of the Board of Directors of the Company, up to a maximum of 2,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board.

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements, continued

(15)     Decatur First Bank Group, Inc. (Parent Company Only) Financial Information

Balance Sheets

December 31, 2002 and 2001

	2002	2001

Assets

Cash	$112,714	26,804
Federal funds sold	2,000	92,000
Interest-bearing deposit	102,701	—
Investment in Bank	9,158,487	8,142,978
Investment securities available-for-sale	740,281	942,500
Other assets	61,286	59,997

	$10,177,469	9,264,279

Liabilities and Shareholders’ Equity

Shareholders’ equity	$10,177,469	9,264,279

Statements of Earnings

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Income:
Interest income	$40,889	52,548	58,396

Expenses:
Salaries and employee benefits	9,993	12,507	5,299
Other operating	49,927	49,844	61,448

Total expenses	59,920	62,351	66,747

Loss before equity in undistributed earnings of Bank and income taxes	(19,031)	(9,803)	(8,351)

Equity in undistributed earnings of Bank	645,063	363,682	295,791

Income tax benefit	7,232	3,341	3,174

Net earnings	$633,264	357,220	290,614

DECATUR FIRST BANK GROUP, INC.

Notes to Consolidated Financial Statements, continued

(15)     Decatur First Bank Group, Inc. (Parent Company Only) Financial Information, continued

Statements of Cash Flows

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from operating activities:
Net earnings	$633,264	357,220	290,614
Adjustments to reconcile net earnings to net cash provided by operating activities:
Equity in undistributed earnings of Bank	(645,063)	(363,682)	(295,791)
Amortization		—	8,007
Provision for stock awards	9,993	12,506	5,299
Change in other assets	5,698	6,079	(3,173)

Net cash provided by operating activities	3,892	12,123	4,956

Cash flows from investing activities:
Net change in interest-bearing deposits	(102,701)	—	—
Proceeds from sales, maturities and calls of securities available-for-sale	202,219	1,005,384	—
Purchase of securities available-for-sale	—	(927,475)	—

Net cash provided by investing activities	99,518	77,909	—

Cash flows from financing activities:
Purchase of treasury stock	(107,500)	(26,000)	(125,000)
Proceeds from sale of treasury stock	—	—	1,820

Net cash used by financing activities	(107,500)	(26,000)	(123,180)

Net change in cash and cash equivalents	(4,090)	64,032	(118,224)

Cash and cash equivalents at beginning of year	118,804	54,772	172,996

Cash and cash equivalents at end of year	$114,714	118,804	54,772

CORPORATE AND SHAREHOLDER INFORMATION

DIRECTORS

John L. Adams, Jr.	Merriell Autrey	James A. Baskett
President & Managing Broker Clairmont Place Realty, Inc.	Retired Banker	Business Owner Prolific Impressions, Inc.
.
M. Bobbie Bailey	John Walter Drake	William F. Floyd
Business Owner Entertainment Resources, Inc. & Bailey Design Co.	Attorney McCurdy & Candler, LLC	President W.F. Floyd Construction., Inc.

Robert E. Lanier	Carol Nickola	Lynn Pasqualetti
President REL Properties, Inc.	Chief Nursing Officer Atlanta Medical Center	President and Co-Owner HLM Accounting & Tax, Inc.

Roger K. Quillen	James T. Smith, III	Kirby A. Thompson
Attorney	Business Owner Rutland Contracting Co.	Vice President Equifax

Judy B. Turner
President and Chief Executive Officer Decatur First Bank Group, Inc.

OFFICERS AND STAFF

OFFICERS

Judy B. Turner	Greg M. Autrey	Ann S. Randall
President and Chief Executive Officer	Executive Vice President & Senior Lender	Executive Vice President & Cashier

David Senior	Jamie Ensley	Sharon Hustedt
Executive Vice President Senior Credit Manager	Vice President/ Commercial Lender	Assistant Operations Officer

Doris Shelton	Juanita Marzette
Assistant Corporate Secretary	Retail Manager

STAFF

Pam Bradley	Angela Carter	Jeff Ortiz
Assistant Retail Manager	Teller/Customer Service	Operations

Cale Randall	Ron Rice	DeShante Riggins
Customer Service Specialist	Courier (Part-time)	Teller / Customer Service Specialist

Elaine Schimmack	Jacqueline Oglesby	DeShante Riggins
Teller Manager	Customer Service Specialist	Customer Service Specialist (Part-time)

Elaine Compass	Ann Turner	Renee Wilson
Teller / Customer Service Specialist	Manager, Kroger	Loan Administrator II

LaRon Williamson
Teller (Part-time)

A copy of Company’s 2002 Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, is available at no charge to each shareholder upon written request to Judy B. Turner, President an CEO, Decatur First Bank Group, Inc., 1120 Commerce Drive, Decatur, Georgia 30030.