Form 10KSB, Exhibit 13
period 2003-12-31
DECATUR FIRST BANK GROUP INC
filed 2004-03-30
CIK 1024918

2003 ANNUAL REPORT




                               [GRAPHIC OMITTED]




                                  DECATUR FIRST
                                BANK GROUP, INC.

                         DECATUR FIRST BANK GROUP, INC.

                                Table of Contents



                                                                           Page
                                                                           ----

To  Our  Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . .    2
Selected  Financial  Data. . . . . . . . . . . . . . . . . . . . . . . . .    3
Management's  Discussion  and  Analysis  of  Financial  Condition
      and  Results  of  Operations . . . . . . . . . . . . . . . . . . . .    4
Report of Independent Certified Public Accountants . . . . . . . . . . . .   15
Consolidated  Financial  Statements. . . . . . . . . . . . . . . . . . . .   16
Notes  to  Consolidated  Financial  Statements . . . . . . . . . . . . . .   21
Corporate  and  Shareholder  Information . . . . . . . . . . . . . . . . .   36


Decatur First Bank Group, Inc., a Georgia Corporation (the "Company"), is a holding company engaged in commercial banking primarily in DeKalb County, Georgia. The Company currently has one subsidiary, Decatur First Bank (the "Bank"), which is active in retail and commercial banking.

There is no established public trading market for the Company's Common Stock. As of March 16, 2004, the Company had 823 shareholders of record.

It is the policy of the Board of Directors to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the Company. The Company has no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company. The Company declared no dividends in 2003 and is not expected to do so for the foreseeable future. Information on restrictions on the amount of dividends payable by the Company and the Bank appears in Note 12 to the Company's Audited Financial Statements.

This report serves as our annual disclosure statement as required by the Federal Deposit Insurance Corporation. This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

To our shareholders:


One million dollars! Actually, $1,000,490 is the "bottom line". Decatur First Bank's pre-tax income for 2003 was over one million dollars!

At the risk of stating the obvious, I would like to say that we are very proud of this accomplishment. This is an important milestone in the life of the bank. This level of earnings allows us to continue to create value for our shareholders and fund the bank's growth. Our earnings per share increased from $.68 per share in 2002 to $.84 per share in 2003. Book value increased from $11.01 per share to $11.56 per share. Our most recent stock sales were at $17.00 per share and we continue to have a list of people who would like to buy our stock.

2003 was a year of expansion for Decatur First Bank. We opened our first Loan Production Office in Greensboro, across from the entrance to Reynolds Plantation. Wilbur (Bill) Kurtz, who was formerly the President of Decatur Federal Bank, joined us in the summer of 2003 to open this office. Bill is focusing on lot loans, construction loans, and permanent mortgages for homes in this area. Larry Womack, a long-time construction lender, joined Bill in this office. The office opened in mid-September and by year-end, it had over $5 million in loans. As of mid-March, this has grown to over $8 million.

During November, we bid on the opportunity to open an office in the new Super Wal-Mart that is being built at Fairington Rd. and Panola Rd. We received our approval from Wal-Mart early this year and have recently been approved by both the Georgia Department of Banking and Finance and the FDIC. Grand Opening is tentatively set for July 18, 2004. This is a fantastic opportunity! According to Wal-Mart's predictions, 50,000 people will be exposed to our bank each week!

While focusing on expanding our business with our current customers, we will continue to seek opportunities for geographic expansion during 2004 and 2005. We anticipate flat to decreasing profits during this period of expansion, but plan to off set some of this effect by offering new products and increasing our business development efforts.

You may follow our progress by viewing our web site at www.decaturfirstbank.com
                                                       ------------------------
for the latest quarterly numbers. For more detailed information, go to the Securities and Exchange Commission web site at www.sec.gov/cgi-bin/srch-edgar?582254289 and get all the financial details.
----------------------------------------

                                            Sincerely,


                                             /s/ Judy B. Turner
                                             Judy B. Turner
                                             President & CEO

                                DECATUR FIRST BANK


                             SELECTED FINANCIAL DATA
                       (in thousands except per share data)


                                      2003      2002     2001     2000     1999
                                    ---------  -------  -------  -------  -------
FOR THE YEAR
  Net interest income               $  3,611    3,362    2,977    2,810    1,772
  Provision for loan losses              185      400      510      250      152
  Noninterest income                     831      706      698      344      376
  Noninterest expense                  3,256    2,789    2,589    2,436    1,880
  Income taxes (benefit)                 226      246      220      178     (411)
  Net earnings                      $    775      633      357      291      527

PER COMMON SHARE
  Basic earnings                    $    .84      .68      .38      .31      .56
  Diluted earnings                       .82      .66      .38      .30      .56
  Cash dividends declared                  -        -        -        -        -
  Book value                        $  11.56    11.01     9.94     9.53     8.91

AT YEAR END
  Loans, net                        $ 71,012   62,395   41,878   34,793   24,600
  Earning assets                      96,526   88,287   78,408   67,045   44,681
  Assets                             102,785   95,284   84,021   73,020   49,759
  Deposits                            83,748   74,445   64,660   58,642   41,224
  Stockholders' equity              $ 10,690   10,177    9,264    8,889    8,397
  Common shares outstanding              924      924      932      933      942

AVERAGE BALANCES
  Loans                             $ 68,704   49,293   39,215   31,440   15,867
  Earning assets                      94,094   81,304   77,794   54,420   37,744
  Assets                             100,518   86,446   83,233   59,144   40,993
  Deposits                            81,600   66,455   65,468   45,926   32,804
  Stockholders' equity              $ 10,598    9,626    9,250    8,573    8,123
  Weighted average shares
    outstanding                          924      932      932      939      942

KEY PERFORMANCE RATIOS
  Return on average assets               .77%     .73%     .43%     .49%    1.29%
  Return on average stockholders'
    equity                              7.31%    6.58%    3.86%    3.39%    6.49%
  Net interest margin                   3.84%    4.14%    3.83%    5.16%    4.69%

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

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

The following discussion describes our results of operations for 2003 as compared to 2002 and also analyzes our financial condition as of December 31, 2003 as compared to December 31, 2002. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2003 and 2002 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a "Sensitivity Analysis Table" to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb possible losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

                           FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" relating to, without limitation, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by and information currently available to management. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "may," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results may differ materially from the results discussed in the forward-looking statements, and our operating performance each quarter is subject to various risks and uncertainties that are discussed in detail in our filings with the Securities and Exchange Commission, including, without limitation:

     -    the effects of future economic conditions;
     - governmental monetary and fiscal policies, as well as legislative and regulatory changes;
     - changes in interest rates and their effect on the level and composition of deposits, loan demand, and the values of loan collateral, securities and other interest-sensitive assets and liabilities;
     -    our ability to control costs, expenses, and loan delinquency rates;
          and
     - the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally, and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet.

                              RESULTS OF OPERATIONS

Net income for 2003 was $775,000 compared to $633,000 in 2002. The increase in net income in 2003 compared to 2002 was primarily due to the increase in net interest income. Our operational results depend to a large degree on net interest income, which is the difference between the interest income received on investments (such as loans, investment securities, federal funds sold, etc.) and the interest expense, which is paid on deposit liabilities. Net interest income was $3,611,000 for the year ended December 31, 2003 compared to $3,362,000 in 2002.

The provision for loan losses in 2003 was $185,000 compared to $400,000 in 2002. The provision for loan losses reflects management's estimate of potential losses inherent in the loan portfolio and the creation of an allowance for loan losses adequate to absorb such losses.

Other operating income for the year ended December 31, 2003 totaled $831,000 compared to $706,000 in 2002. Other operating income includes services charges on deposit accounts, income from our mortgage origination affiliate and investment security gains. Declining interest rates during 2003 and 2002 provided us with an opportunity to derive significant income from the origination of mortgage loans. Other operating expenses in 2003 were $3,256,000 compared to $2,789,000 in 2002. The largest component of other operating expenses is salaries and benefits, which totaled $1,732,000 for the year ended December 31, 2003 compared to $1,470,000 in 2002.

NET  INTEREST  INCOME

For the years ended December 31, 2003 and 2002, net interest income totaled $3,611,000 and $3,362,000, respectively. Interest income from loans, including fees was $4,402,000 representing a yield of 6.41% in 2003 compared to a yield of 7.20% in 2002. Significant decreases in the prime lending rate in 2002 resulted in the decrease in yield on loans. Interest expense totaled $1,593,000 for the year ended December 31, 2003 compared to $1,451,000 in 2002. The net interest margin realized on earning assets and the interest rate spread were 3.84% and 3.29%, respectively, for the year ended December 31, 2003 compared to an interest rate margin of 4.14% and interest rate spread of 3.55% in 2002.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

AVERAGE BALANCES AND INTEREST RATES

The table below shows the average balance outstanding for each category of interest earning assets and interest-bearing liabilities for 2003 and 2002 and the average rate of interest earned or paid thereon. Average balances have been derived from the daily balances throughout the period indicated.

                                           For the Year Ended December 31, 2003          For the Year Ended Dec  ember 31, 2002
                                        ---------------------------------------------  ------------------------------------------
                                               (Amounts presented in thousands)             (Amounts presented in thousands)

                                          Average                          Yield/         Average                      Yield/
                                          Balance        Interest           Rate          Balance      Interest         Rate
                                        ------------  --------------  ----------------  -----------  ------------  ---------------
Assets:
  Interest earning assets:
    Loans (including loan fees)         $    68,704           4,402              6.41%  $    49,293         3,548            7.20%
    Investment securities                    19,924             719              3.61%       25,519         1,131            4.43%
    Interest-bearing deposits                 2,597              45              1.73%        2,164            63            2.91%
    Federal funds sold                        2,869              38              1.32%        4,328            71            1.64%
                                        ------------  --------------                    -----------  ------------
  Total interest earning assets              94,094           5,204              5.53%       81,304         4,813            5.92%
  Other non-interest earnings assets          6,424                                           5,142
                                        ------------                                    -----------

        Total assets                    $   100,518                                     $    86,446
                                        ============                                    ===========

Liabilities and stockholders' equity:
  Interest-bearing liabilities:
    Deposits:
      Interest-bearing demand and
        savings                         $    26,733             125              0.47%  $    24,397           160            0.66%
      Time                                   36,283           1,068              2.94%       27,088           880            3.25%
    Other borrowings                          7,978             400              5.01%        9,805           411            4.19%
                                        ------------  --------------                    -----------  ------------
  Total interest-bearing liabilities         70,994           1,593              2.24%       61,290         1,451            2.37%
                                                      --------------                                 ------------
  Other non-interest bearing
    liabilities                              18,926          15,530
  Stockholders' equity                       10,598           9,626
                                        ------------  --------------

        Total liabilities and
          stockholders' equity          $   100,518                                     $    86,446
                                        ============                                    ===========

Excess of interest-earning assets
  over interest bearing liabilities     $    23,100                                     $    20,014
                                        ============                                    ===========

Ratio of interest-earning assets
  to interest-bearing liabilities               133%                                            133%

Net interest income                                           3,611                                         3,362
                                                      ==============                                  ============

Net interest spread                                                              3.29%                                       3.55%
                                                                          ============                                ============

Net interest margin                                                              3.84%                                       4.14%
                                                                          ============                                ============

Non-accrual loans are included in average loan balances during the periods presented as the balances were not significant.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

VOLUME/RATE  ANALYSIS

Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated.

                                          2003 COMPARED TO 2002
                                INCREASE (DECREASE) DUE TO CHANGES IN NET

                                         VOLUME   RATE   CHANGE
                                        --------  -----  -------
Interest income on:
  Loans (including loan fees)           $ 1,277   (423)     854
  Investment securities                    (223)  (189)    (412)
  Interest-bearing deposits                  11    (29)     (18)
  Federal funds sold                        (21)   (12)     (33)
                                        --------  -----  -------
                                          1,044   (653)     391
                                        --------  -----  -------

Interest expense on:
  Interest-bearing demand and savings        14    (49)     (35)
  Time                                      277    (89)     188
  Other borrowings                         (84)    73      (11)
                                        --------  -----  -------
                                            207    (65)     142
                                        --------  -----  -------

                                        $   837   (588)     249
                                        ========  =====  =======

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

Net interest income is the primary component of net income for financial institutions. Net interest income is affected by the timing and magnitude of repricing of as well as the mix of interest sensitive and noninterest sensitive assets and liabilities. "Gap" is a static measurement of the difference between the contractual maturities or repricing dates of interest sensitive assets and interest sensitive liabilities within the following twelve months. Gap is an attempt to predict the behavior of the bank's net interest income in general terms during periods of movement in interest rates. In general, if the bank is asset sensitive, more of its interest sensitive assets are expected to reprice within twelve months than its interest sensitive liabilities over the same period. In a rising interest rate environment, assets repricing more quickly is expected to enhance net interest income. Alternatively, decreasing interest rates would be expected to have the opposite effect on net interest income since assets would theoretically be repricing at lower interest rates more quickly than interest sensitive liabilities. Although it can be used as a general predictor, Gap as a predictor of movements in net interest income has limitations due to the static nature of its definition and due to its inherent assumption that all assets will reprice immediately and fully at the contractually designated time. At December 31, 2003, the bank, as measured by Gap, is in an asset sensitive position. Management has several tools available to it to evaluate and affect interest rate risk, including deposit pricing policies and changes in the mix of various types of assets and liabilities.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

We also measure the actual effects that repricing opportunities have on earnings through simulation modeling, referred to as earnings at risk. For short-term interest rate risk, the bank's model simulates the impact of balance sheet strategies on net interest income, pre-tax income, and net income. The model includes interest rate ramps to test the impact of rising and falling interest rates on projected earnings. Rates are ramped over a one-year period and include a level rate scenario as the benchmark with rising and falling 200 basis point scenarios for comparison. The bank determines the assumptions that are used in the model. The December 31, 2003 model reflects an increase of 2.94% in net interest income in a 200 basis point increase in interest rates and a 2.11% decrease in net interest income in a 200 basis point decrease in interest rates.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003, that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities. The bank's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven these deposits to be more stable over the course of a year.

                                                          At December 31, 2003
                                                        Maturing or Repricing in
                                                        ------------------------
                                                         (dollars in thousands)

                                           Three Months    Four Months   1 to 5   Over 5
                                              or Less      to 12 Months    Years    Years   Total
                                          --------------  -------------  -------  -------  ------
Interest-earning assets:
    Federal funds sold                    $       5,268              -                 -    5,268
    Investment securities                             -              -    7,441   10,152   17,593
    Interest-bearing deposits                     1,755              -        -        -    1,755
    Loans                                        39,372          6,819   24,727      992   71,910
                                          --------------  -------------  -------  -------  ------

Total interest-earning assets                    46,395          6,819   32,168   11,144   96,526
                                          --------------  -------------  -------  -------  ------

Interest-bearing liabilities:
  Deposits:
    Savings and demand                           28,905              -        -        -   28,905
    Time deposits                                 7,932         13,644   13,178        -   34,754
  Federal Home Loan Bank advances                 2,500              -      480    5,000    7,980
                                          --------------  -------------  -------  -------  ------

Total interest-bearing liabilities               39,337         13,644   13,658    5,000   71,639
                                          --------------  -------------  -------  -------  ------

Interest sensitive difference per period          7,058         (6,825)  18,510    6,144   24,887
Cumulative interest sensitivity
    difference                            $       7,058            233   18,743   24,887
                                          ==============  =============  =======  =======
Cumulative difference to total
    assets                                            7%             -%      18%      25%
                                          ==============  =============  =======  =======

At December 31, 2003, the difference between the bank's liabilities and assets repricing or maturing within one year was $233,000.

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

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

PROVISION  AND  ALLOWANCE  FOR  LOAN  LOSSES

The provision for loan losses is the charge to operating earnings that management believes is necessary to maintain the allowance for loan losses at an adequate level. The provision charged to expense was $185,000 for the year ended December 31, 2003 as compared to $400,000 for the year ended December 31, 2002. The decrease in the provision was due to slower growth in loans during 2003 compared with 2002 as well as less in net charge offs during 2003 compared with 2002. The loan portfolio increased by approximately $8.8 million during the year ended December 31, 2003. The allowance for loan losses was 1.25% of gross loans at December 31, 2003. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. We anticipate maintaining an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Our judgment about the adequacy of the allowance is based upon a number of assumptions about future events, which we believe to be reasonable, but which may not prove to be accurate. Thus, there is a risk that charge-offs in future periods could exceed the allowance for loan losses or that substantial additional increases in the allowance for loan losses could be required. Additions to the allowance for loan losses would result in a decrease of our net income and, possibly, our capital.

The following table summarizes information concerning the allowance for loan losses:


                                                             December 31,
                                                             ------------
                                                   2003          2002           2001
                                               ------------  -------------  -------------
                                                  (Amounts are presented in thousands)

Balance at beginning of year                   $       812            595            535
Charge-offs:
  Commercial                                            11             26            375
  Real estate - construction                             -            157              -
  Real estate - mortgage                                89              -             76
  Consumer                                              16              -              -
                                               ------------  -------------  -------------

    Total charge-offs                                  116            183            451

Recoveries:
  Commercial                                            14              -              -
  Real estate - construction                             -              -              -
  Real estate - mortgage                                 -              -              -
  Consumer                                               4              -              1
                                               ------------  -------------  -------------

    Total recoveries                                    18              -              1
                                               ------------  -------------  -------------

Net charge-offs                                         98            183            450

Additions charged to operations                        185            400            510
                                               ------------  -------------  -------------

Balance at end of year                         $       899            812            595
                                               ============  =============  =============
Ratio of net charge-offs during the period to
  average loans outstanding during the period          .14%           .37%          1.15%
                                               ============  =============  =============

The following table summarizes past due and non-accrual loans, other real estate and repossessions, and income that would have been reported on non-accrual loans as of December 31, 2003 and 2002 (amounts are presented in thousands):

                                        December 31,
                                        ------------
                                         2003   2002
                                         -----  ----
Other real estate and repossessions      $   -    45
Accruing loans 90 days or more past due      -     -
Non-accrual loans                           35   121
Interest on non-accrual loans which
 would have been reported                    1    12

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

NONINTEREST  INCOME  AND  EXPENSE

Noninterest income for the year ended December 31, 2003 totaled $831,000 as compared to $706,000 for the year ended December 31, 2002. This increase in noninterest income was primarily due to an increase in gains on the sale of securities as well as an increase in mortgage origination income. The increase in gains on sale of securities was due to the bank needing liquidity to fund loan demand and a repositioning of the securities portfolio. Mortgage origination income increased in 2003 compared to 2002 due to the increase in refinancing of mortgage loans because of the low long term rates offered by the permanent mortgage brokers. The bank expects less in both gains of sale of securities and mortgage origination income in 2004.

Total noninterest expense for the year ended December 31, 2003 was $3,256,000 as compared to $2,789,000 for the same period in 2002. Salaries and benefits, the largest component of noninterest expense, totaled $1,732,000 for the year ended December 31, 2003, compared to $1,470,000 for the same period a year ago. Salary and benefits expense primarily increased due to the addition of employees in 2003 and normal salary increases. Other operating expenses were $1,233,000 for the year ended December 31, 2003 as compared to $1,040,000 for the year ended December 31, 2002. This increase in noninterest expense was due to the continued growth of the bank.

INCOME  TAXES

For the year ended December 31, 2003, we recognized income tax expense of $226,000 compared to income tax expense of $246,000 in 2002. Our effective income tax rate was approximately 23% in 2003 and 28% in 2002. Our effective tax rate decreased in 2003 due to the addition of non-taxable investments added to the investment portfolio.

                               FINANCIAL CONDITION

Total assets increased $7,501,000, or 8% from December 31, 2002 to December 31, 2003. The primary source of growth in assets was net loans, which increased $8,617,000 or 14%, during the year ended December 31, 2003. Investment securities available-for-sale decreased $3,563,000 from December 31, 2002 to $17,019,000 at December 31, 2003. This decrease in investment securities available-for-sale was the result of the loan growth. Total deposits increased $9,302,000, or 12% during 2003.

INTEREST-EARNING  ASSETS

LOANS

Gross loans totaled $71,911,000 at December 31, 2003, an increase of $8,703,000 or 14% since December 31, 2002. The largest increase in loans was in real estate-mortgage loans, which increased $5,499,000 or 13% to $46,404,000 at December 31, 2003. The majority of these loans are owner occupied commercial buildings. Real estate-construction loans increased $3,159,000 during 2003. Balances within the major loans receivable categories as of December 31, 2003 and December 31, 2002 are as follows:

                               2003                2002
                            -----------         ----------
Commercial and financial    $10,957,599    15%  10,914,521   17%
Real estate - mortgage       46,404,071    64%  40,905,257   65%
Real estate - construction   11,905,865    17%   8,746,849   14%
Consumer                      2,643,140     4%   2,641,326    4%
                            -----------  -----  ----------  ----

                            $71,910,675   100%  63,207,953  100%
                            ===========  =====  ==========  ====

As of December 31, 2003, maturities of loans in the indicated classifications were as follows:

                            Real Estate
               Commercial   Construction    Total
               -----------  ------------  ----------
Maturity
--------
Within 1 year  $ 6,965,763     9,963,432  16,929,195
1 to 5 years     3,488,973     1,942,433   5,431,406
Over 5 years       502,863             -     502,863
               -----------  ------------  ----------

  Totals       $10,957,599    11,905,865  22,863,464
               ===========  ============  ==========

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

As of December 31, 2003, the interest terms of loans in the indicated classification for the indicated maturity ranges are as follows:

                            Fixed Interest   Variable Interest
                                 Rates             Rates          Total
                            ---------------  -----------------  ---------
Commercial
  1 to 5 years              $     2,593,305            895,668  3,488,973
  Over 5 years                      162,095            340,768    502,863

Real estate - construction
  1 to 5 years                    1,892,083             50,350  1,942,433
                            ---------------  -----------------  ---------

                            $     4,647,483          1,286,786  5,934,269
                            ===============  =================  =========


INVESTMENT SECURITIES

Investment securities available-for-sale decreased to $17,019,000 at December 31, 2003 from $20,582,000 at December 31, 2002. This decrease was the result of sales of investments during 2003 to fund loan growth. All of the bank's marketable investment securities were designated as available-for-sale at December 31, 2003.

The following table presents the investments by category at December 31, 2003 and 2002 (Amounts are presented in thousands):


                                                2003                        2002
                                                ----                        ----

                                                     Estimated                   Estimated
                                   Amortized Cost   Fair Value  Amortized Cost  Fair Value
                                   ---------------  ----------  --------------  ----------
United States government agencies  $         5,870       5,948           7,037       7,296
Mortgage-backed                              6,540       6,436           6,168       6,256
State, county and municipals                 4,510       4,635           6,849       7,030
                                   ---------------  ----------  --------------  ----------

                                   $        16,920      17,019          20,054      20,582
                                   ===============  ==========  ==============  ==========

The following table presents the maturities of investment securities at carrying value and the weighted average yields for each range of maturities presented (Amounts are presented in thousands):

                                     US        Weighted      State      Weighted     Mortgage    Weighted
                                 Government    Average     County and    Average      Backed      Average
                                  Agencies      Yields     Municipals    Yields     Securities    Yields
                                 -----------  ----------  ------------  ---------  ------------  ---------
Maturities at December 31, 2003
-------------------------------

Within 1 year                    $         -          -   $         -          -   $         -          -
After 1 through 5 years                5,483       3.61%        1,391       2.93%          844       3.83%
After 5 through 10 years                 387       3.18%        2,717       4.34%        5,323       3.53%
After 10 years                             -                      402       4.47%          373       2.70%
                                 -----------              ------------             -----------

Totals                           $     5,870              $     4,510              $     6,540
                                 ===========              ============             ============

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

DEPOSITS

At  December  31,  2003  total  deposits  increased  by  $9,303,000, or 12% from
December 31, 2002.   Noninterest-bearing demand deposits increased $3,642,000 or
22%  and  interest-bearing  deposits  increased  $5,660,000  or  10%.

Balances within the major deposit categories as of December 31, 2003 and December 31, 2002 as follows:

                                        2003         2002
                                     -----------  ----------
Noninterest-bearing demand deposits  $20,088,794  16,446,422
Interest-bearing demand deposits      25,941,961  24,825,981
Savings deposits                       2,962,890   1,888,421
Time                                  20,215,641  17,855,247
Time over $100,000                    14,538,706  13,429,247
                                     -----------  ----------

                                     $83,747,992  74,445,318
                                     ===========  ==========

The average balance of deposits and the average rates paid on such deposits are summarized for the periods indicated in the following table.

                                              December 31,
                                              ------------
                                          2003             2002
                                          ----             ----
                                  (Amounts are presented in thousands)

                                     Amount    Rate    Amount  Rate
                                     -------  -------  ------  -----
Noninterest-bearing demand           $18,584       -   14,970     -
Interest-bearing demand and savings   26,733    0.47%  24,397  0.66%
Time deposits                         36,283    2.94%  27,088  3.25%
                                     -------           ------

Totals                               $81,600           66,455
                                     =======           =======

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2003, are summarized as follows:


                Within 3 months             $2,469,605
                After 3 through 6 months       736,085
                After 6 through 12 months    4,094,453
                After 12 months              7,238,563
                                           -----------

                                   Total   $14,538,706
                                           ===========


CAPITAL  RESOURCES

Total shareholders' equity increased from $10,177,000 at December 31, 2002 to $10,690,000 at December 31, 2003. This increase was attributable to net earnings for the period partially offset by a decrease of $266,000 in the fair value of securities available-for-sale, net of tax, and by purchases of treasury stock totaling $1,450.

Bank holding companies, such as us, and their banking subsidiaries are required by banking regulators to meet certain minimum levels of capital adequacy, which are expressed in the form of certain ratios. Capital is separated into Tier 1 capital (essentially common shareholders' equity less intangible assets) and Tier 2 capital (essentially the allowance for loan losses limited to 1.25% of risk-weighted assets). The first two ratios, which are based on the degree of credit risk in our assets, provide the weighting of assets based on assigned risk factors and include off-balance sheet items such as loan commitments and stand-by letters of credit.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

The ratio of Tier 1 capital to risk-weighted assets must be at least 4.0% and the ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets must be at least 8.0%. The capital leverage ratio supplements the risk-based capital guidelines.

Banks and bank holding companies are required to maintain a minimum ratio of Tier 1 capital to adjusted quarterly average total assets of 3.0%.

The following table summarizes the bank's risk-based capital ratios at December 31, 2003:

      Tier 1 capital (to risk-weighted assets)              10.36%
      Total capital (to risk-weighted assets)               11.42%
      Tier 1 capital (to total average assets)               9.57%

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

Cash and cash equivalents as of December 31, 2003 increased $2,588,000 from December 31, 2002. Cash provided by operating activities totaled $1,074,000 in 2003, while inflows from financing activities totaled $7,301,000, which were attributable to net deposit increases partially offset by repayment of Federal Home Loan Bank Advances.

During 2003, investing activities used $5,787,000. Investing activities included net loans made to customers of approximately $8,801,000, purchases of investment securities available-for-sale of $13,133,000 and purchases of premises and equipment of $130,000, partially offset by maturities and sales of investment securities available-for-sale of approximately $16,216,000.

OFF  BALANCE  SHEET  ARRANGEMENTS

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

The following table summarizes our off-balance-sheet financial instruments whose contract amounts represent credit risk as of December 31, 2003:

      Commitments to extend credit         $  18,795,000
      Standby letters of credit            $      61,000

Management is not aware of any significant concentrations of loans to classes of borrowers or industries that would be affected similarly by economic conditions. Although the bank's loan portfolio is diversified, a substantial portion of its borrowers' ability to honor the terms of their loans is dependent on the economic conditions in DeKalb County and surrounding areas.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

The bank maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the bank has arrangements with commercial banks for short term unsecured advances up to $7,000,000.

INFLATION

Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. We cope with the effects of inflation through the management of interest rate sensitivity gap position, by periodically reviewing and adjusting our pricing of services to consider current costs and through managing our level of net income relative to our dividend payout policy.

SELECTED RATIOS

The following table sets out certain ratios of the Company for the years indicated.

                                    2003    2002
                                   ------  ------
Net income to:
  Average stockholders' equity     7.31%   6.58%
  Average assets                    .77%    .73%
Dividends to net income               -       -
Average equity to average assets  10.54%  11.14%

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

                            Porter Keadle Moore, LLP


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors
Decatur First Bank Group, Inc.

We have audited the accompanying consolidated balance sheets of Decatur First Bank Group, Inc. and subsidiary as of December 31, 2003 and 2002, and the related statements of earnings, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Decatur First Bank Group, Inc. and subsidiary as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.



                                                  /s/  Porter Keadle Moore, LLP


Atlanta, Georgia
February 13, 2004


                          Certified Public Accountants
--------------------------------------------------------------------------------
Suite 1800  235 Peachtree Street NE   Atlanta, Georgia 30303  Phone 404-588-4200
                         Fax 404-588-4222   www.pkm.com

                                  DECATUR FIRST BANK GROUP, INC.

                                   CONSOLIDATED BALANCE SHEETS

                                    DECEMBER 31, 2003 AND 2002


                                                                           2003          2002
                                                                       -------------  -----------
                                          Assets
                                          ------

Cash and due from banks, including reserve requirements of
     $564,000 and $508,000                                             $  2,713,089    2,427,343
Federal funds sold                                                        5,268,000    2,966,000
                                                                       -------------  -----------

               Cash and cash equivalents                                  7,981,089    5,393,343

Interest-bearing deposits                                                 1,755,094    1,750,318
Investment securities available-for-sale                                 17,018,541   20,582,054
Other investments                                                           573,512      593,509
Loans, net                                                               71,011,524   62,395,446
Premises and equipment, net                                               2,368,264    2,423,991
Accrued interest receivable and other assets                              2,077,385    2,145,027
                                                                       -------------  -----------

                                                                       $102,785,409   95,283,688
                                                                       =============  ===========

                    Liabilities and Shareholders' Equity
                    -------------------------------------

Deposits:
    Demand                                                             $ 20,088,794   16,446,422
    Money market and NOW accounts                                        25,941,961   24,825,981
    Savings                                                               2,962,890    1,888,421
    Time                                                                 20,215,641   17,855,247
    Time over $100,000                                                   14,538,706   13,429,247
                                                                       -------------  -----------

              Total deposits                                             83,747,992   74,445,318

Federal Home Loan Bank advances                                           7,980,000    9,980,000
Accrued interest payable and other liabilities                              367,123      680,901
                                                                       -------------  -----------

              Total liabilities                                          92,095,115   85,106,219
                                                                       -------------  -----------

Commitments

Shareholders' equity:
  Preferred stock, no par value; 2,000,000 shares
     authorized; no shares issued and outstanding                                 -            -
   Common stock, par value $5; 10,000,000 shares authorized;
     945,057 and 944,687 shares issued in 2003 and 2002, respectively     4,725,285    4,723,435
   Additional paid-in capital                                             4,696,097    4,692,452
   Retained earnings                                                      1,467,580      692,693
  Treasury stock, at cost; 20,600 and 20,500 shares in 2003 and
     2002, respectively                                                    (259,950)    (258,500)
  Accumulated other comprehensive income                                     61,282      327,389
                                                                       -------------  -----------

              Total shareholders' equity                                 10,690,294   10,177,469
                                                                       -------------  -----------

                                                                       $102,785,409   95,283,688
                                                                       =============  ===========


See  accompanying  notes  to  consolidated  financial  statements.

                                 DECATUR FIRST BANK GROUP, INC.

                               CONSOLIDATED STATEMENTS OF EARNINGS

                      FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001



                                                                2003          2002       2001
                                                           ---------------  ---------  ---------
Interest income:
  Interest and fees on loans                               $     4,402,324  3,547,850  3,428,035
  Interest on investment securities:
    Taxable                                                        471,491    900,455  1,570,546
    Nontaxable                                                     247,237    230,967    147,256
  Other interest                                                    83,153    134,294    286,969
                                                           ---------------  ---------  ---------

      Total interest income                                      5,204,205  4,813,566  5,432,806
                                                           ---------------  ---------  ---------

Interest expense:
  Interest on money market and NOW accounts                        113,969    146,472    299,245
  Interest on savings and time deposits                          1,079,511    894,282  1,735,073
  Other                                                            399,972    410,717    421,398
                                                           ---------------  ---------  ---------

      Total interest expense                                     1,593,452  1,451,471  2,455,716
                                                           ---------------  ---------  ---------

      Net interest income                                        3,610,753  3,362,095  2,977,090

Provision for loan losses                                          185,000    400,000    510,000
                                                           ---------------  ---------  ---------

      Net interest income after provision for loan losses        3,425,753  2,962,095  2,467,090
                                                           ---------------  ---------  ---------

Other income:
  Service charges on deposit accounts                              400,002    390,254    312,013
  Gain on sale of securities                                       130,934    119,349    184,536
  Other income                                                     300,130    196,789    201,662
                                                           ---------------  ---------  ---------

      Total other income                                           831,066    706,392    698,211
                                                           ---------------  ---------  ---------

Other expenses:
  Salaries and employee benefits                                 1,732,193  1,469,693  1,293,331
  Occupancy and equipment                                          291,252    279,142    338,251
  Other operating                                                1,232,884  1,040,194    956,948
                                                           ---------------  ---------  ---------

      Total other expenses                                       3,256,329  2,789,029  2,588,530
                                                           ---------------  ---------  ---------

      Earnings before income taxes                               1,000,490    879,458    576,771

Income tax expense                                                 225,603    246,194    219,551
                                                           ---------------  ---------  ---------

      Net earnings                                         $       774,887    633,264    357,220
                                                           ===============  =========  =========

      Basic earnings per share                             $           .84        .68        .38
                                                           ===============  =========  =========

      Diluted earnings per share                           $           .82        .66        .38
                                                           ===============  =========  =========


See  accompanying  notes  to  consolidated  financial  statements.

                                  DECATUR FIRST BANK GROUP, INC.

                         CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                       FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001



                                                                   2003        2002       2001
                                                                ----------  ----------  ---------
Net earnings                                                    $ 774,887     633,264    357,220
                                                                ----------  ----------  ---------

Other comprehensive income (loss), net of tax:
  Unrealized gains on investment securities
    available-for-sale:
      Unrealized gains arising during the period, net of
        tax of $113,344, $276,682and $89,606, respectively       (184,928)    451,429    146,199
      Reclassification adjustment for gains included in net
        earnings, net of tax of $49,755, $45,353 and $70,124,
        respectively                                              (81,179)    (73,996)  (114,412)
                                                                ----------  ----------  ---------

            Total other comprehensive income (loss) net of tax   (266,107)    377,433     31,787
                                                                ----------  ----------  ---------

            Total comprehensive income                          $ 508,780   1,010,697    389,007
                                                                ==========  ==========  =========


See  accompanying  notes  to  consolidated  financial  statements.

                                       DECATUR FIRST BANK GROUP, INC.

                         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                            FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


                                                        Retained                 Accumulated
                                           Additional   Earnings                    Other
                                 Common     Paid-in   (Accumulated   Treasury   Comprehensive
                                 Stock      Capital     Deficit)       Stock    Income (Loss)      Total
                               ----------  ---------  -------------  ---------  --------------  -----------

Balance, December 31, 2000     $4,715,010  4,678,378      (297,791)  (125,000)        (81,831)   8,888,766

Issuance of common stock            4,790      7,716             -          -               -       12,506
Purchase of treasury stock,
     2,000 shares                       -          -             -    (26,000)              -      (26,000)
Change in unrealized gain/
  loss on securities available
  for sale, net of tax                  -          -             -          -          31,787       31,787
Net earnings                            -          -       357,220          -               -      357,220
                               ----------  ---------  -------------  ---------  --------------  -----------

Balance, December 31, 2001      4,719,800  4,686,094        59,429   (151,000)        (50,044)   9,264,279

Issuance of common stock            3,635      6,358             -          -               -        9,993
Purchase of treasury stock,
     8,500 shares                       -          -             -   (107,500)              -     (107,500)
Change in unrealized gain/
  loss on securities available
  for sale, net of tax                  -          -             -          -         377,433      377,433
Net earnings                            -          -       633,264          -               -      633,264
                               ----------  ---------  -------------  ---------  --------------  -----------

Balance, December 31, 2002      4,723,435  4,692,452       692,693   (258,500)        327,389   10,177,469

Issuance of common stock            1,850      3,645             -          -               -        5,495
Purchase of treasury stock,
     100 shares                         -          -             -     (1,450)              -       (1,450)
Change in unrealized gain/
  loss on securities available
  for sale, net of tax                  -          -             -          -        (266,107)    (266,107)
Net earnings                            -          -       774,887          -               -      774,887
                               ----------  ---------  -------------  ---------  --------------  -----------

Balance, December 31, 2003     $4,725,285  4,696,097     1,467,580   (259,950)         61,282   10,690,294
                               ==========  =========  =============  =========  ==============  ===========


See accompanying notes to consolidated financial statements.

                                        DECATUR FIRST BANK GROUP, INC.

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                             FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                        2003           2002          2001
                                                                    -------------  ------------  ------------
Cash flows from operating activities:
  Net earnings                                                      $    774,887       633,264       357,220
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
      Depreciation, amortization and accretion                           367,414       284,886       117,307
      Provision for loan losses                                          185,000       400,000       510,000
      Provision for stock awards                                           5,495         9,993        12,506
      Provision for deferred income taxes (benefit)                      (42,969)         (609)       50,676
      Gain on sale of securities                                        (130,934)     (119,349)     (184,536)
      Increase in cash surrender value of life insurance                 (68,782)       (1,442)            -
      Change in:
        Accrued interest receivable and other assets                     134,393       (77,140)      (31,118)
        Accrued interest payable and other liabilities                  (150,679)      233,833       (41,482)
                                                                    -------------  ------------  ------------

            Net cash provided by operating activities                  1,073,825     1,363,436       790,573
                                                                    -------------  ------------  ------------

Cash flows from investing activities:
  Net change in interest-bearing deposits                                 (4,776)      444,013    (2,194,331)
  Proceeds from calls and maturities of investment securities
    available-for-sale                                                 6,586,095    13,525,088    22,404,916
  Proceeds from sales of investment securities available-for-sale      9,630,133    10,634,518    25,529,715
  Purchases of investment securities available-for-sale              (13,132,864)  (17,022,909)  (52,426,691)
  Proceeds from the sale of other investments                             19,997             -             -
  Net change in loans                                                 (8,801,078)  (20,917,886)   (7,595,020)
  Purchase of bank owned life insurance                                        -    (1,300,000)            -
  Proceeds from the sale of other real estate                             45,000             -             -
  Purchase of premises and equipment                                    (129,810)     (660,764)      (43,254)
                                                                    -------------  ------------  ------------

            Net cash used by investing activities                     (5,787,303)  (15,297,940)  (14,324,665)
                                                                    -------------  ------------  ------------

Cash flows from financing activities:
  Net change in deposits                                               9,302,674     9,785,715     6,017,208
  Net change in other borrowings                                               -    (4,650,000)    4,650,000
  Proceeds from Federal Home Loan Bank advances                                -     4,980,000             -
  Repayment of Federal Home Loan Bank advance                         (2,000,000)            -             -
  Purchase of treasury stock                                              (1,450)     (107,500)      (26,000)
                                                                    -------------  ------------  ------------

            Net cash provided by financing activities                  7,301,224    10,008,215    10,641,208
                                                                    -------------  ------------  ------------

Net increase (decrease) in cash and cash equivalents                   2,587,746    (3,926,289)   (2,892,884)

Cash and cash equivalents at beginning of year                         5,393,343     9,319,632    12,212,516
                                                                    -------------  ------------  ------------

Cash and cash equivalents at end of year                            $  7,981,089     5,393,343     9,319,632
                                                                    =============  ============  ============

Supplemental schedule of noncash investing and financing
    activities
  Change in net unrealized gain/loss on investment securities
    available-for-sale, net of tax                                  $   (266,107)      377,433        31,787

Supplemental disclosures of cash flow information
  Cash paid during the year for interest                            $  1,597,758     1,445,302     2,464,345
  Cash paid during the year for income taxes                        $    352,230       240,000       152,000


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

     The Bank commenced business on September 2, 1997 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the "DBF"). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Company is regulated by the Federal Reserve Bank of Atlanta and also is subject to periodic examinations. The Bank provides a full range of commercial and consumer banking services throughout the Decatur and DeKalb County area in Georgia. During 2003, the Company established a loan production office in Greene County, Georgia.

     The accounting principles followed by the Company and the Bank, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with the realization of deferred tax assets, which are based on future taxable income.

     Cash  and  Cash  Equivalents
     ----------------------------
     Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

     Investment  Securities
     ----------------------
     The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2003 and 2002, all securities were classified as available-for-sale.

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

     Other  Investments
     ------------------
     Other investments include Federal Home Loan Bank ("FHLB") stock and other equity securities with no readily determinable fair value. These investments are carried at cost, which approximates fair value.

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

                         DECATUR FIRST BANK GROUP, INC.

(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED
     Loans  and  Allowance  for  Loan  Losses,  continued
     ----------------------------------------------------
     A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful.

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

     Servicing assets and interest-only strips receivable recognized from the sales of the portion of loans guaranteed by SBA with the retention of loan servicing are carried at the present value of estimated future net servicing income over the estimated lives of the related SBA loans, less amounts amortized. Amortization of these assets is computed using a level yield method over the estimated remaining lives of the related SBA loans taking into consideration assumed prepayment patterns. Servicing assets and interest-only strips receivable are measured for impairment periodically via stratification of the assets by predominant risk characteristic such as loan term and interest rate. No valuation allowances were required based upon the evaluation for impairment at December 31, 2003. There were no SBA loans held-for-sale at December 31, 2003 or 2002.

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

                         DECATUR FIRST BANK GROUP, INC.

(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED
     Premises  and  Equipment
     ------------------------
     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Costs incurred for maintenance and repairs are expensed currently. Depreciation expense is computed using the straight-line method over the following estimated useful lives:

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

     Stock-Based  Compensation
     -------------------------
     At December 31, 2003, the Company sponsors a stock-based compensation plan, which is described more fully in Note 9. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation for the years ended December 31, 2003, 2002 and 2001.


                                                                 December 31,
                                                       -------------------------------
                                                           2003        2002     2001
                                                       -------------  -------  -------
   Net earnings as reported                            $    774,887   633,264  357,220
   Deduct: Total stock-based employee compensation
     expense determined under fair-value based method
     for all awards                                        (137,000)        -        -
                                                       -------------  -------  -------
   Pro forma net earnings                              $    637,887   633,264  357,220
                                                       =============  =======  =======
   Basic earnings per share:
     As reported                                       $        .84       .68      .38
                                                       =============  =======  =======
     Pro forma                                         $        .69       .68      .38
                                                       =============  =======  =======
   Diluted earnings per share:
     As reported                                       $        .82       .66      .38
                                                       =============  =======  =======
     Pro forma                                         $        .68       .66      .38
                                                       =============  =======  =======

The weighted average grant-date fair value of options granted in 2003 was $3.79. The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following assumptions: dividend yield of 0%; risk free interest rate of 4% and an expected life of ten years.

                         DECATUR FIRST BANK GROUP, INC.

(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED
     Net  Earnings  Per  Common  Share
     ---------------------------------
     The Company is required to report earnings per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants on the face of the statements of earnings. Basic earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. Additionally, the Company must reconcile the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share". At December 31, 2003, a total of 58,275 potential common shares related to stock options were not included in the computation of diluted earnings per share because they would have been antidilutive. Earnings per common share amounts for the years ended December 31, 2003, 2002 and 2001 are as follows:


FOR THE YEAR ENDED DECEMBER 31, 2003             Net Earnings   Common Shares    Per Share
                                                 (Numerator)    (Denominator)     Amount
                                                --------------  --------------  -----------
Basic earnings per share                        $      774,887         924,246  $      .84
Effect of dilutive securities - stock options                -          18,507        (.02)
                                                --------------  --------------  -----------

Diluted earnings per share                      $      774,887         942,753  $      .82
                                                ==============  ==============  ===========


FOR THE YEAR ENDED DECEMBER 31, 2002            Net Earnings    Common Shares   Per Share
                                                 (Numerator)    (Denominator)     Amount
----------------------------------------------  --------------  --------------  -----------

Basic earnings per share                        $      633,264         932,352  $      .68
Effect of dilutive securities - stock options                -          20,804        (.02)
                                                --------------  --------------  -----------

Diluted earnings per share                      $      633,264         953,156  $      .66
                                                ==============  ==============  ===========

FOR THE YEAR ENDED DECEMBER 31, 2001            Net Earnings    Common Shares   Per Share
                                                 (Numerator)    (Denominator)     Amount
----------------------------------------------  --------------  --------------  -----------

Basic earnings per share                        $      357,220         932,347  $      .38
Effect of dilutive securities - stock options                -          18,469           -
                                                --------------  --------------  -----------

Diluted earnings per share                      $      357,220         950,816  $      .38
                                                ==============  ==============  ===========

     Recent  Accounting  Pronouncements
     ----------------------------------
     Accounting standards that have been issued or proposed by the Financial Accounting Standards Board and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on the Company's consolidated financial statements upon adoption.

                         DECATUR FIRST BANK GROUP, INC.

(2)  INVESTMENT  SECURITIES
     Investment securities available-for-sale at December 31, 2003 and 2002 are as follows:


                                              December 31, 2003
                              -----------------------------------------------
                                             Gross       Gross     Estimated
                               Amortized   Unrealized  Unrealized     Fair
                                 Cost        Gains       Losses      Value
                              -----------  ----------  ----------  ----------
U.S. Government agencies      $ 5,869,401      97,097      18,982   5,947,516
Mortgage-backed securities      6,540,350      22,476     126,968   6,435,858
State, county and municipals    4,509,950     131,305       6,088   4,635,167
                              -----------  ----------  ----------  ----------

                              $16,919,701     250,878     152,038  17,018,541
                              ===========  ==========  ==========  ==========

                                              December 31, 2002
                              -----------------------------------------------
                                             Gross       Gross     Estimated
                               Amortized   Unrealized  Unrealized     Fair
                                 Cost        Gains       Losses      Value
                              -----------  ----------  ----------  ----------

U.S. Government agencies      $ 7,037,285     258,882           -   7,296,167
Mortgage-backed securities      6,168,063      87,794           -   6,255,857
State, county and municipals    6,848,660     196,379      15,009   7,030,030
                              -----------  ----------  ----------  ----------

                              $20,054,008     543,055      15,009  20,582,054
                              ===========  ==========  ==========  ==========

At December 31, 2003, unrealized losses in the investment portfolio related to debt securities. The unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades where the repayment sources of principal and interest are largely backed by the U.S. Government. At December 31, 2003, five out of thirteen U.S. Government agency securities contained unrealized losses, seven out of twelve mortgage backed securities contained unrealized losses and one out of twelve state, county and municipal securities contained unrealized losses. The fair value of these investment securities with unrealized losses as of December 31, 2003 are as follows: U.S. Government agencies $2,655,659; mortgage backed securities $5,771,864; and state, county and municipal securities $393,912. The Company did not have any securities as of December 31, 2003 that had been in an unrealized loss position for greater than twelve months.

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.


                                                             Amortized   Estimated
                                                               Cost      Fair Value
                                                            -----------  ----------
U.S. Government agencies and state, county and municipals:
   1 to 5 years                                             $ 6,471,745   6,596,990
   6 to 10 years                                              2,096,804   2,163,369
   More than 10 years                                         1,810,802   1,822,325
Mortgage-backed securities                                    6,540,350   6,435,858
                                                            -----------  ----------

                                                            $16,919,701  17,018,541
                                                            ===========  ==========

                         DECATUR FIRST BANK GROUP, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(2)  INVESTMENT  SECURITIES,  CONTINUED
     The following summarizes investment securities sales activities for the years ended December 31, 2003, 2002 and 2001:

                                                   2003         2002        2001
                                               ------------  ----------  ----------
 Proceeds from sales of securities             $  9,630,133  10,634,518  25,529,715
                                               ============  ==========  ==========
 Gross gains on sales and calls of securities       206,439     119,349     184,536
 Gross losses on sales of securities                 75,505           -           -
                                               ------------  ----------  ----------
 Net gains on sales of securities              $    130,934     119,349     184,536
                                               ============  ==========  ==========

     Securities with a carrying value of approximately $10,098,000 and $10,681,000 as of December 31, 2003 and 2002, respectively, were pledged to secure public deposits as required by law as well as the Federal Home Loan Bank advances.

(3)  LOANS
     Major classifications of loans at December 31, 2003 and 2002 are summarized as follows:

                                           2003         2002
                                        -----------  ----------
Commercial, financial and agricultural  $10,957,599  10,914,521
Real estate - construction               11,905,865   8,746,849
Real estate - mortgage                   46,404,071  40,905,257
Consumer                                  2,643,140   2,641,326
                                        -----------  ----------

                                         71,910,675  63,207,953

 Less allowance for loan losses             899,151     812,507
                                        -----------  ----------

                                        $71,011,524  62,395,446
                                        ===========  ==========

     The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of the city of Decatur, DeKalb County, Georgia and Greene County, Georgia and adjoining counties. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

     An analysis of the activity in the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001 is presented below:


                                    2003       2002       2001
                                 ----------  ---------  ---------
Balance at beginning of year     $ 812,507    595,279    534,568
Provision charged to operations    185,000    400,000    510,000
Loans charged off                 (116,612)  (183,036)  (450,159)
Recoveries                          18,256        264        870
                                 ----------  ---------  ---------

Balance at end of year           $ 899,151    812,507    595,279
                                 ==========  =========  =========

     Mortgage loans totaling approximately $2,178,000 were pledged as collateral for outstanding Federal Home Loan Bank advances as of December 31, 2003.

                         DECATUR FIRST BANK GROUP, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(4)  PREMISES  AND  EQUIPMENT
     Major  classifications of premises and equipment are summarized as follows:

                                  2003       2002
                               ----------  ---------
Land                           $  442,053    442,053
Building and improvements       1,972,497  1,933,967
Furniture and equipment           895,168    803,888
                               ----------  ---------

                                3,309,718  3,179,908
Less accumulated depreciation     941,454    755,917
                               ----------  ---------

                               $2,368,264  2,423,991
                               ==========  =========

     Depreciation expense amounted to approximately $186,000, $189,000 and $198,000 in 2003, 2002 and 2001, respectively.

(5)  DEPOSITS
     Maturities  of  time  deposits  at  December  31,  2003  are  as  follows:

Maturing in:
2004           $21,575,953
2005             1,909,283
2006             1,107,027
2007             9,881,013
2008               281,071
               -----------

               $34,754,347
               ===========

(6)  FEDERAL  HOME  LOAN  BANK  ADVANCES
     The Federal Home Loan Bank advances at December 31, 2003 and 2002 are summarized as follows:


                                                                            2003       2002
                                                                         ----------  ---------
Advance maturing September 9, 2003.  Interest is paid monthly at 2.06%.  $        -  4,500,000
Due on demand, interest is paid monthly at the stated FHLB rate.          2,500,000          -
Advance maturing May 6, 2008. Interest is paid monthly at 5.45%.            480,000    480,000
Advance maturing March 1, 2010. Interest is paid quarterly at 5.29%.      5,000,000  5,000,000
                                                                         ----------  ---------
                                                                         $7,980,000  9,980,000
                                                                         ==========  =========

     The advances are collateralized by a pledge of certain mortgage loans, securities and the Bank's Federal Home Loan Bank stock.

(7)  INCOME  TAXES
     The components of income tax expense for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                  2003       2002     2001
                                ---------  --------  -------
Currently payable               $268,572   246,803   168,875
Deferred tax expense (benefit)   (42,969)     (609)   50,676
                                ---------  --------  -------

                                $225,603   246,194   219,551
                                =========  ========  =======

                         DECATUR FIRST BANK GROUP, INC.

(7)  INCOME  TAXES,  CONTINUED
     The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                                       2003       2002      2001
                                                     ---------  --------  --------
Pretax income at statutory rate                      $340,167   299,016   196,102
Add (deduct):
  Tax-exempt interest income                          (67,742)  (58,078)  (36,814)
  Increase in cash surrender value of life insurance  (22,604)        -         -
  Non-deductible interest expense                       5,807     4,911     3,113
 Other                                                (30,025)      345    57,150
                                                     ---------  --------  --------

                                                     $225,603   246,194   219,551
                                                     =========  ========  ========

     The following summarizes the components of deferred taxes at December 31, 2003 and 2002.

                                                          2003     2002
                                                        --------  -------
Deferred income tax assets:
  Allowance for loan losses                             $243,635  206,863
  Nonaccrual loan interest                                     -      951
  Deferred compensation                                   22,769        -
  Operating loss carryforwards and credits                20,467   43,371
  Discount on SBA loans, net                                 343      478
                                                        --------  -------

Total gross deferred income tax assets                   287,214  251,663
                                                        --------  -------

Deferred income tax liabilities:
  Premises and equipment                                  28,582   28,582
  Net unrealized gains on securities available-for-sale   37,560  200,658
  Other                                                   11,843   19,261
                                                        --------  -------
Total gross deferred income tax liabilities               77,985  248,501
                                                        --------  -------
Net deferred tax assets                                 $209,229    3,162
                                                        ========  =======

(8)  COMMITMENTS
     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. The Bank's loans are primarily collateralized by residential and other real properties, automobiles, savings deposits, accounts receivable, inventory and equipment.

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

                         DECATUR FIRST BANK GROUP, INC.

(8)  COMMITMENTS,  CONTINUED
     The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Bank requires collateral to support financial instruments with credit risk.

                                                 2003         2002
                                              -----------  ----------
Financial instruments whose contract amounts
 represent credit risk:
   Commitments to extend credit               $18,795,000  15,967,000
   Standby letters of credit                  $    61,000      22,000

     The Company maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Company has arrangements with commercial banks for short term unsecured advances up to $7,000,000.

(9)  EMPLOYEE  BENEFIT  PROGRAMS
     Defined  Contribution  Plan
     ---------------------------
     The Company sponsors a 401(k) plan for the benefit of its employees subject to certain minimum age and service requirements. The Company's contributions to the plan are discretionary and totaled approximately
     $14,000,  $17,000  and  $10,000 for the years ended December 31, 2003, 2002 and  2001,  respectively.

     Director  Deferred  Compensation  Agreement
     -------------------------------------------
     During 2002, the Bank established a Director Deferred Compensation Agreement with each director that allows the directors to defer the fees that they receive for services that they provide as a director. These deferred fees will accumulate interest at the prime interest rate less three quarters of one percent annually. Deferral of these fees is at the discretion of each director and will accumulate until retirement of the director at which time the deferred fees plus interest will be paid out over a period of ten years. The Bank accrued approximately $60,000 in deferred fees under this plan during the year ended December 31, 2003 and did not accrue any fees under this plan in 2002.

     The Bank is also the owner and beneficiary of life insurance policies on the lives of its directors. The Bank intends to use these policies to fund the benefit plan described above. The carrying value of the policies was approximately $1,370,000 and $1,301,000 at December 31, 2003 and 2002,
     respectively. The Bank accrued income of approximately $69,000 and $1,000 for the years ended December 31, 2003 and 2002, respectively, for the increase in the cash surrender value of these policies.

     Stock  Incentive  Plan
     ----------------------
     The Company adopted a Stock Incentive Plan in 1998 covering up to 143,000 shares of the Company's common stock. The Plan is administered by a committee of the Board of Directors and provides for the granting of shares of common stock, options to purchase shares of common stock and other stock-based incentives to officers, directors and key employees of the Company and Bank. The exercise price of each option granted under the Plan will not be less than the fair market value of the shares of common stock subject to the option on the date of grant as determined by the Board of Directors. Options are exercisable in whole or in part upon such terms as may be determined by the committee, and are exercisable no later than ten years after the date of grant.

     During 2003, 2002 and 2001, the Board awarded 185, 727 and 985 shares, respectively, to certain employees based upon their tenure with the Bank under the Stock Incentive Plan. The fair value of these shares of $5,495, $9,993 and $12,506, respectively, was charged to operations upon issuance of the shares.

                         DECATUR FIRST BANK GROUP, INC.

(9)  EMPLOYEE  BENEFIT  PROGRAMS,  CONTINUED
     Stock  Incentive  Plan,  continued
     ----------------------------------
     A summary status of the Company's stock option plan as of December 31, 2003, 2002 and 2001, and changes during the years, are presented below:

                                       2003            2002            2001
                                 ---------------  ---------------  --------------
                                         Weighted        Weighted        Weighted
                                         Average         Average         Average
                                         Exercise        Exercise        Exercise
                                 Shares   Price   Shares  Price   Shares  Price
                                 -------  ------  ------  ------  ------  ------
Outstanding, beginning of year    80,531  $10.00  80,531  $10.01  80,531  $10.01
Granted during the year           58,275   15.00       -       -       -       -
                                 -------  ------  ------  ------  ------  ------

Outstanding, end of year         138,806  $12.11  80,531  $10.01  80,531  $10.01
                                 =======  ======  ======  ======  ======  ======

Options exercisable at year end  138,606  $12.11  64,225  $10.00  48,119  $10.00
                                 =======  ======  ======  ======  ======  ======

     The weighted average remaining contractual life of these stock options was approximately seven years as of December 31, 2003.

(10) RELATED  PARTY  TRANSACTIONS
     The Bank conducts transactions with its directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Bank that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans for 2003.

              Balance at December 31, 2002     $  606,476
              New loans                            42,324
              Repayments                          123,532
                                                  -------

              Balance at December 31, 2003     $  525,268
                                                  =======

     At December 31, 2003 and 2002, deposits from directors, executive officers and their related interests aggregated $3,479,185 and $2,760,294, respectively. These deposits were taken in the normal course of business at market interest rates.

(11) MISCELLANEOUS  OPERATING  INCOME  AND  EXPENSES
     Components of other operating income and expenses which are greater than 1% of interest income and other operating income are as follows:

                                                                   2003     2002     2001
                                                                 --------  -------  -------
Other income:
  Increase in cash surrender value of bank owned life insurance   $ 68,782    1,442        -

Other expenses:
  ATM surcharge                                                   $ 77,955   72,708   67,474
  Data processing                                                 $226,141  198,277  159,487
  Professional fees                                               $154,421  158,791  175,062
  Stationery & supplies                                           $ 60,444   51,718   52,887

                         DECATUR FIRST BANK GROUP, INC.

(12) REGULATORY  MATTERS
     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices must be met. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 2003 and 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The  actual  capital  amounts  and  ratios are also presented in the table.

                                                                         To Be Well
                                                                     Capitalized Under
                                                     For Capital     Prompt Corrective
                                   Actual         Adequacy Purposes  Action Provisions
                            -------------------  ------------------  ------------------
                              Amount     Ratio     Amount    Ratio   Amount    Ratio
                            -----------  ------  ----------  ------  ------  ----------
AS OF DECEMBER 31, 2003:
Total Capital
 (to Risk Weighted Assets)
   Consolidated             $11,648,000   13.8%  $6,767,000    8.0%     N/A      N/A
   Bank                     $ 9,653,000   11.4%  $6,761,000    8.0%  $8,452,000  10.0%
Tier 1 Capital
 (to Risk Weighted Assets)
   Consolidated             $10,749,000   12.7%  $3,383,000    4.0%     N/A       N/A
   Bank                     $ 8,754,000   10.4%  $3,381,000    4.0%  $5,071,000   6.0%
Tier 1 Capital
 (to Average Assets)
   Consolidated             $10,749,000   10.7%  $4,021,000    4.0%     N/A       N/A
   Bank                     $ 8,754,000    9.6%  $3,658,000    4.0%  $4,573,000   5.0%

AS OF DECEMBER 31, 2002:
Total Capital
 (to Risk Weighted Assets)
   Consolidated             $10,772,000   13.6%  $6,318,000    8.0%     N/A      N/A
   Bank                     $ 9,566,000   12.3%  $6,246,000    8.0%  $7,808,000  10.0%
Tier 1 Capital
 (to Risk Weighted Assets)
   Consolidated             $10,085,000   12.8%  $3,159,000    4.0%     N/A       N/A
   Bank                     $ 8,753,000   11.2%  $3,123,000    4.0%  $4,685,000   6.0%
Tier 1 Capital
 (to Average Assets)
   Consolidated             $10,085,000   11.5%  $3,498,000    4.0%     N/A       N/A
   Bank                     $ 8,753,000    9.6%  $3,658,000    4.0%  $4,573,000   5.0%

                         DECATUR FIRST BANK GROUP, INC.

(12) REGULATORY  MATTERS,  CONTINUED
     Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. In 2004, the Bank can pay dividends totaling approximately $403,000 to the Company without prior regulatory approval.

(13) FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS
     The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

     Cash  and  Cash  Equivalents
     ----------------------------
     For cash, due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

     Interest-bearing  Deposits  with  Other  Banks
     ----------------------------------------------
     The carrying value of interest-bearing deposits with other banks is a reasonable estimate of fair value.

     Investment  Securities  Available-for-sale
     ------------------------------------------
     Fair values for securities available-for-sale are based on quoted market prices.

     Other  Investments
     ------------------
     The  carrying  amount  of  other  investments  approximates  fair  value.

     Loans
     -----
     The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

     Cash  Surrender  Value  of  Life  Insurance
     -------------------------------------------
     The carrying value of cash surrender value of life insurance approximates fair value.

     Deposits
     --------
     The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

     Federal  Home  Loan  Bank  Advances
     -----------------------------------
     The fair value of the Federal Home Loan Bank fixed rate borrowings are estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

     Commitments  to  Extend  Credit  and  Standby  Letters  of  Credit
     ------------------------------------------------------------------
     Commitments to extend credit and standby letters of credit are generally short-term and at variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

                         DECATUR FIRST BANK GROUP, INC.

(13) FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS,  CONTINUED
     Limitations
     -----------
     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

     The carrying amount and estimated fair values of the Company's financial instruments as of December 31, 2003 and 2002 are as follows (amounts in thousands):

                                                    2003                  2002
                                             ---------------------  --------------------
                                             Carrying   Estimated   Carrying  Estimated
                                              Amount    Fair Value   Amount   Fair Value
                                             ---------  ----------  --------  ----------
Assets:
  Cash and cash equivalents                   $   7,981      7,981     5,393       5,393
  Interest-bearing deposits with other banks      1,755      1,755     1,750       1,750
  Investment securities available-for-sale       17,019     17,019    20,582      20,582
  Other investments                                 574        574       595         595
  Loans, net                                     71,012     71,232    62,395      62,909
  Cash surrender value of life insurance          1,370      1,370     1,301       1,301
Liabilities:
  Deposits                                    $  83,748     85,102    74,445      76,770
  Federal Home Loan Bank advances                 7,980      8,782     9,980      10,955


(14) STOCKHOLDERS'  EQUITY
     Shares of preferred stock may be issued from time to time in one or more series as established by resolution of the Board of Directors of the Company, up to a maximum of 2,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board.

                         DECATUR FIRST BANK GROUP, INC.

(15) DECATUR  FIRST BANK GROUP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION


                                 Balance Sheets

                           December 31, 2003 and 2002

                                     Assets
                                     ------
                                                2003         2002
                                             -----------  ----------
Cash and cash equivalents                    $   119,097     114,714
Interest-bearing deposit                         105,377     102,701
Investment in Bank                             9,712,214   9,158,487
Investment securities available-for-sale         721,594     740,281
Other assets                                      32,012      61,286
                                             -----------  ----------

                                             $10,690,294  10,177,469
                                             ===========  ==========

              Liabilities and Shareholders' Equity
              ------------------------------------

Shareholders' equity                         $10,690,294  10,177,469
                                             ===========  ==========


                             Statements of Earnings

              For the Years Ended December 31, 2003, 2002 and 2001

                                                    2003       2002      2001
                                                 ----------  --------  --------
Income:
  Interest income                                $  31,262    40,889    52,548
                                                 ----------  --------  --------

Expenses:
  Salaries and employee benefits                     5,495     9,993    12,507
  Other operating                                   76,330    49,927    49,844
                                                 ----------  --------  --------

    Total expenses                                  81,825    59,920    62,351
                                                 ----------  --------  --------

    Loss before equity in undistributed earnings
      of Bank and income tax benefit               (50,563)  (19,031)   (9,803)

Equity in undistributed earnings of Bank           806,237   645,063   363,682

Income tax benefit                                  19,213     7,232     3,341
                                                 ----------  --------  --------

     Net earnings                                $ 774,887   633,264   357,220
                                                 ==========  ========  ========

                         DECATUR FIRST BANK GROUP, INC.

(15) DECATUR FIRST BANK GROUP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION, CONTINUED

                                   Statements of Cash Flows

                     For the Years Ended December 31, 2003, 2002 and 2001

                                                                2003       2002        2001
                                                             ----------  ---------  ----------
Cash flows from operating activities:
  Net earnings                                                $ 774,887    633,264     357,220
  Adjustments to reconcile net earnings to net cash provided by operating activities:
      Equity in undistributed earnings of Bank                 (806,237)  (645,063)   (363,682)
      Provision for stock awards                                  5,495      9,993      12,506
      Change in other assets                                     42,760      5,698       6,079
                                                              ----------  ---------  ----------

       Net cash provided by operating activities                 16,905      3,892      12,123
                                                              ----------  ---------  ----------

Cash flows from investing activities:
  Net change in interest-bearing deposits                        (2,676)  (102,701)          -
  Proceeds from sales, maturities and calls of securities
    available-for-sale                                          400,000    202,219   1,005,384
  Purchase of securities available-for-sale                    (408,396)         -    (927,475)
                                                              ----------  ---------  ----------

       Net cash provided (used) by investing activities         (11,072)    99,518      77,909
                                                              ----------  ---------  ----------

Cash flows from financing activities consisting of purchase
  of treasury stock                                              (1,450)  (107,500)    (26,000)
                                                              ----------  ---------  ----------

Net change in cash and cash equivalents                           4,383     (4,090)     64,032

Cash and cash equivalents at beginning of year                  114,714    118,804      54,772
                                                              ----------  ---------  ----------

Cash and cash equivalents at end of year                      $ 119,097    114,714     118,804
                                                              ==========  =========  ==========

                      CORPORATE AND SHAREHOLDER INFORMATION

======================================================================================================
                                              DIRECTORS
======================================================================================================

JOHN L. ADAMS, JR.                     MERRIELL AUTREY                 JAMES A. BASKETT
President & Managing Broker            Retired Banker                  Business Owner
Columbia Asset Mgmt. Corp.             Prolific Impressions, Inc.

M. BOBBIE BAILEY                       JOHN WALTER DRAKE               WILLIAM F. FLOYD
Business Owner                         Attorney                        President
Entertainment Resources, Inc.          McCurdy & Candler, LLC          W.F. Floyd Construction., Inc.
  & Bailey Design Co.

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

ROGER K. QUILLEN                       JAMES T. SMITH, III             KIRBY A. THOMPSON
Attorney                               Business Owner                  Vice President
                                       Rutland Contracting Co.         Equifax

JUDY B. TURNER
President and Chief Executive Officer
Decatur First Bank Group, Inc.

======================================================================================================
                                         OFFICERS AND STAFF
======================================================================================================

OFFICERS
JUDY B. TURNER                         GREG M. AUTREY                  ANN S. RANDALL
President and Chief Executive Officer  Executive Vice President &      Executive Vice President &
                                       Senior Lender                   Cashier

DAVID E. SENIOR                        JAMIE ENSLEY                    JACK REGAN
Executive Vice President               Vice President/                 Vice President/
Senior Credit Manager                  Commercial Lender               Commercial Lender

KENNETH W. HORNE                       DORIS M. SHELTON                JUANITA MARZETTE
Vice President/                        Assistant Corporate Secretary   Retail Manager
Credit Analyst

WILBUR (BILL) G. KURTZ, III            LARRY WOMACK
Region President                       Region Vice President
Tri-County LPO                         Tri-County LPO

STAFF

PAM BRADLEY                            ANGELA CARTER                   RAY MCDONALD
Assistant Retail Manager               Teller/Customer Service         Operations Specialist

CALE RANDALL                           RON RICE                        MARY JACKSON
Customer Service Specialist            Courier (Part-time)             Operations Specialist

JACQUELINE TODD                        LISA THOMPSON                   ARLIA SLOTKIN
Customer Service Specialist            Customer Service Specialist     Customer Service Specialist

RENEE WILSON                           GLENNA WOODARD                  YVONNE REEVES
Loan Administrator I                   Loan Administrator I            Loan Administrator I - LPO

LARON WILLIAMSON                       ANTHONY KEMP                    SANDRA WILLIAMS
Teller                                 Teller/Cust. Service - Kroger   Teller/Cust. Service - Kroger

JOHNETTA BUSH                          SHARON HARRIS-STOKES
Teller                                 Teller