Form 10KSB, Exhibit 13
period 2004-12-31
DECATUR FIRST BANK GROUP INC
filed 2005-03-29
CIK 1024918

2004 ANNUAL REPORT


                                [GRAPHIC OMITED]


                                  DECATUR FIRST
                                BANK GROUP, INC.

                         DECATUR FIRST BANK GROUP, INC.

                                Table of Contents


                                                             Page
                                                             ----
To Our Shareholders . . . . . . . . . . . . . . . . . . . .     2
Selected Financial Data . . . . . . . . . . . . . . . . . .     3
Management's Discussion and Analysis of Financial Condition
    and Results of Operations . . . . . . . . . . . . . . .     4
Report of Independent Registered Public Accounting Firm . .    15
Consolidated Financial Statements . . . . . . . . . . . . .    16
Notes to Consolidated Financial Statements. . . . . . . . .    21
Corporate and Shareholder Information . . . . . . . . . . .    37


Decatur First Bank Group, Inc., a Georgia Corporation (the "Company"), is a holding company engaged in commercial banking primarily in DeKalb County, Georgia. The Company currently has one subsidiary, Decatur First Bank, which is active in retail and commercial banking.

There is no established public trading market for the Company's Common Stock. As of March 23, 2005, the Company had 787 shareholders of record.

It is the policy of the Board of Directors to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the Company. The Company has no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company. The Company declared no dividends in 2004 and is not expected to do so for the foreseeable future. Information on restrictions on the amount of dividends payable by the Company and the bank appears in Note 13 to the Company's Audited Financial Statements.

This report serves as our annual disclosure statement as required by the Federal Deposit Insurance Corporation. This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation. A copy of the Company's 2004 Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, is available at no charge to our shareholders upon written request to the Company at 1120 Commerce Drive, Decatur, Georgia 30030, Attention: Judy B. Turner.

To our shareholders:

In December 2004, our board of directors approved a Plan of Reorganization, which is designed to take Decatur First Bank Group, Inc. private by reducing its number of shareholders to below 300. Once we are a private company, we will realize a savings of approximately $200,000 a year as a result of the termination of our reporting obligations with the Securities and Exchange Commission. Under the plan, shareholders who own 500 or fewer shares of our stock will receive $17.50 in cash in exchange for each of their shares of our stock. Those shares that are purchased by the Company will be retired and all other shares will remain outstanding.

As our management team and board examined the advantages and disadvantages of our status as a public company, it became apparent that in view of the limited trading market for our stock, the compliance costs involved in remaining public outweighed the potential benefits to our shareholders. We also believe the plan will enable us to pay a fair price and provide liquidity, without brokerage charges, to those shareholders receiving cash for their shares.

After the reorganization, we will continue to provide audited financial statements to our shareholders through the mail and by posting them on our web site at www.decaturfirstbank.com. We will also provide an unaudited mid-year
        ------------------------
financial statement to our shareholders. We like to keep you informed of our results and will continue to do so.

During 2004, we continued to expand by opening a full-service office in the Wal-Mart Superstore located at Fairington and Panola Roads in Lithonia, Georgia in July and in a temporary facility in Greensboro, Georgia in December. We decided to enter the Greensboro market, under the name of Lake Oconee Community Bank, a division of Decatur First Bank, because of the success we've had with the Loan Production Office that we opened there in the summer of 2003. A permanent building will be under construction this spring and will be on Highway 44, in the Park Place Office Park. We have also received approval from the banking regulators to open an office in the Wal-Mart in Madison, Georgia. This office is scheduled to open this summer.

As always, you may follow our progress by viewing our web site for the latest information. We appreciate your support and welcome your suggestions for how we might improve your bank.

                                        Sincerely,

                                        /s/ Judy B. Turner

                                        Judy B. Turner
                                        President & CEO

                          DECATUR FIRST BANK GROUP, INC.

                             SELECTED FINANCIAL DATA
                       (in thousands except per share data)


                                     2004       2003     2002     2001     2000
                                   ---------  --------  -------  -------  -------
FOR THE YEAR
  Net interest income              $  4,200     3,611    3,362    2,977    2,810
  Provision for loan losses             335       185      400      510      250
  Noninterest income                    832       831      706      698      344
  Noninterest expense                 3,836     3,256    2,789    2,589    2,436
  Income taxes                          249       226      246      220      178
  Net earnings                     $    612       775      633      356      290

PER COMMON SHARE
  Basic earnings                   $    .66       .84      .68      .38      .31
  Diluted earnings                      .63       .82      .66      .38      .30
  Cash dividends declared                 -         -        -        -        -
  Book value                       $  12.07     11.56    11.01     9.94     9.53

AT YEAR END
  Loans, net                       $101,437    71,012   62,395   41,878   34,793
  Earning assets                    124,294    96,526   88,287   78,408   67,045
  Assets                            133,055   102,785   95,284   84,021   73,020
  Deposits                          111,298    83,748   74,445   64,660   58,642
  Stockholders' equity             $ 11,166    10,690   10,177    9,264    8,889
  Common shares outstanding             925       924      924      932      933

AVERAGE BALANCES
  Loans                            $ 86,746    68,704   49,293   39,215   31,440
  Earning assets                    110,619    94,094   81,304   77,794   54,420
  Assets                            117,429   100,518   86,446   83,233   59,144
  Deposits                           77,812    81,600   66,455   65,468   45,926
  Stockholders' equity             $ 10,900    10,598    9,626    9,250    8,573
  Weighted average shares
    outstanding                         925       924      932      932      939

KEY PERFORMANCE RATIOS
  Return on average assets              .52%      .77%     .73%     .43%     .49%
  Return on average stockholders'
    equity                             5.61%     7.31%    6.58%    3.86%    3.39%
  Net interest margin                  3.80%     3.84%    4.14%    3.83%    5.16%

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

The following discussion describes our results of operations for 2004 as compared to 2003 and also analyzes our financial condition as of December 31, 2004 as compared to December 31, 2003. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2004 and 2003 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a "Sensitivity Analysis Table" to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb possible losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section, we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

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

                          CRITICAL ACCOUNTING POLICIES

We have adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in note 1 in the footnotes to the consolidated financial statements at December 31, 2004 included elsewhere in this annual report.

We believe that the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Please refer to the portion of management's discussion and analysis of financial condition and results of operations that addresses the allowance for loan losses for a description of our processes and methodology for determining the allowance for loan losses.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

                           FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" relating to, without limitation, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by and information currently available to management. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results may differ materially from the results discussed in the forward-looking statements, and our operating performance each quarter is subject to various risks and uncertainties that are discussed in detail in our filings with the Securities and Exchange Commission, including, without limitation:

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

                              RESULTS OF OPERATIONS

Net income for 2004 was $612,000 compared to $775,000 in 2003. The decrease in net income in 2004 compared to 2003 was primarily due to the increase in noninterest expenses as a result of the bank's planned expansion into Greene County, Georgia. Our operational results depend to a large degree on net interest income, which is the difference between the interest income received on investments (such as loans, investment securities, federal funds sold, etc.) and the interest expense, which is paid on deposit liabilities. Net interest income was $4,200,000 for the year ended December 31, 2004 compared to $3,611,000 in 2003.

The provision for loan losses in 2004 was $335,000 compared to $185,000 in 2003. The provision for loan losses reflects management's estimate of potential losses inherent in the loan portfolio and the creation of an allowance for loan losses adequate to absorb such losses.

Other operating income for the year ended December 31, 2004 totaled $832,000 compared to $831,000 in 2003. Other operating income includes services charges on deposit accounts, income from our mortgage origination affiliate and investment security gains. Other operating expenses in 2004 were $3,836,000 compared to $3,256,000 in 2003. The largest component of other operating expenses is salaries and benefits, which totaled $2,115,000 for the year ended December 31, 2004 compared to $1,732,000 in 2003. This increase is due to increased personnel costs necessary to operate our two new facilities: one at the intersection of Panola and Fairington Roads in metropolitan Atlanta in July 2004 and the other in Greene County, Georgia. In 2003, we opened a loan production office in Greene County, Georgia. In late 2004, this office was converted into a full service branch. We have plans to establish a larger branch facility in this market in 2005.

NET  INTEREST  INCOME

For the years ended December 31, 2004 and 2003, net interest income totaled $4,200,000 and $3,611,000, respectively. Interest income from loans, including fees was $5,414,000 representing a yield of 6.24% in 2004 compared to a yield of 6.41% in 2003. Decreases in the prime lending rate in 2003 influenced the decrease in yield on loans. Interest expense totaled $1,905,000 for the year ended December 31, 2004 compared to $1,593,000 in 2003. The net interest margin realized on earning assets and the interest rate spread were 3.80% and 3.31%, respectively, for the year ended December 31, 2004 compared to an interest rate margin of 3.84% and interest rate spread of 3.29% in 2003.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

AVERAGE BALANCES AND INTEREST RATES

The table below shows the average balance outstanding for each category of interest earning assets and interest-bearing liabilities for 2004 and 2003 and the average rate of interest earned or paid thereon. Average balances have been derived from the daily balances throughout the period indicated.

                                           For the Year Ended December 31,        For the Year Ended December 31,
                                        -------------------------------------  -------------------------------------
                                                          2004                                   2003
                                        -------------------------------------  -------------------------------------
                                                  (Amounts presented in                 (Amounts presented in
                                                       thousands)                             thousands)

                                           Average                   Yield/       Average                   Yield/
                                           Balance      Interest      Rate        Balance      Interest      Rate
                                        --------------  ---------  ----------  --------------  ---------  ----------
Assets:
  Interest earning assets:
    Loans (including loan fees)         $      86,746       5,414       6.24%  $      68,704       4,402       6.41%
    Investment securities                      17,151         589       3.43%         19,924         719       3.61%
    Interest-bearing deposits                   2,597          53       2.04%          2,597          45       1.73%
    Federal funds sold                          4,125          49       1.19%          2,869          38       1.32%
                                        --------------  ---------              --------------  ---------
  Total interest earning assets               110,619       6,105       5.52%         94,094       5,204       5.53%
  Other non-interest earnings assets            6,810                                  6,424
                                        --------------                         --------------

        Total assets                    $     117,429                          $     100,518
                                        ==============                         ==============

Liabilities and stockholders' equity:
  Interest-bearing liabilities:
    Deposits:
      Interest-bearing demand and
        savings                         $      27,009         101       0.37%  $      26,733         125       0.47%
      Time                                     50,803       1,437       2.83%         36,283       1,068       2.94%
    Other borrowings                            8,302         367       4.42%          7,978         400       5.01%
                                        --------------  ---------              --------------  ---------
  Total interest-bearing liabilities           86,114       1,905       2.21%         70,994       1,593       2.24%
                                                        ---------                              ---------
  Other non-interest bearing
    liabilities                                20,415                                 18,926
  Stockholders' equity                         10,900                                 10,598
                                        --------------                         --------------

        Total liabilities and
          stockholders' equity          $     117,429                          $     100,518
                                        ==============                         ==============

Excess of interest-earning assets
  over interest bearing liabilities     $      24,505                          $      23,100
                                        ==============                         ==============

Ratio of interest-earning assets
   to interest-bearing liabilities                128%                                   133%

Net interest income                                         4,200                                  3,611
                                                        =========                              =========

Net interest spread                                                     3.31%                                  3.29%
                                                                   ==========                             ==========

Net interest margin                                                     3.80%                                  3.84%
                                                                   ==========                             ==========

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

                                                      2004 COMPARED TO 2003
                                              INCREASE (DECREASE) DUETO CHANGES IN
                                                                              NET
                                             VOLUME          RATE           CHANGE
                                          -------------  -------------  --------------
Interest income on:
    Loans (including loan fees)           $      1,129           (117)          1,012
    Investment securities                          (96)           (34)           (130)
    Interest-bearing deposits                        -              8               8
    Federal funds sold                              15             (4)             11
                                          -------------  -------------  --------------
                                                 1,048           (147)            901
                                          -------------  -------------  --------------

Interest expense on:
    Interest-bearing demand and savings              1            (25)            (24)
    Time                                           412            (43)            369
    Other borrowings                                16            (49)            (33)
                                          -------------  -------------  --------------
                                                   429           (117)            312
                                          -------------  -------------  --------------

                                          $        619            (30)            589
                                          =============  =============  ==============

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

Net interest income is the primary component of net income for financial institutions. Net interest income is affected by the timing and magnitude of repricing of as well as the mix of interest sensitive and noninterest sensitive assets and liabilities. "Gap" is a static measurement of the difference between the contractual maturities or repricing dates of interest sensitive assets and interest sensitive liabilities within the following twelve months. Gap is an attempt to predict the behavior of the bank's net interest income in general terms during periods of movement in interest rates. In general, if the bank is asset sensitive, more of its interest sensitive assets are expected to reprice within twelve months than its interest sensitive liabilities over the same period. In a rising interest rate environment, assets repricing more quickly is expected to enhance net interest income. Alternatively, decreasing interest rates would be expected to have the opposite effect on net interest income since assets would theoretically be repricing at lower interest rates more quickly than interest sensitive liabilities. Although it can be used as a general predictor, Gap as a predictor of movements in net interest income has limitations due to the static nature of its definition and due to its inherent assumption that all assets will reprice immediately and fully at the contractually designated time. At December 31, 2004, the bank, as measured by Gap, is in an liability sensitive position. Management has several tools available to it to evaluate and affect interest rate risk, including deposit pricing policies and changes in the mix of various types of assets and liabilities.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

We also measure the actual effects that repricing opportunities have on earnings through simulation modeling, referred to as earnings at risk. For short-term interest rate risk, the bank's model simulates the impact of balance sheet strategies on net interest income, pre-tax income, and net income. The model includes interest rate ramps to test the impact of rising and falling interest rates on projected earnings. Rates are ramped over a one-year period and include a level rate scenario as the benchmark with rising and falling 200 basis point scenarios for comparison. The bank determines the assumptions that are used in the model. The December 31, 2004 model reflects an increase of 6.54% in net interest income in a 200 basis point increase in interest rates and a .64% increase in net interest income in a 200 basis point decrease in interest rates.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004, that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities. The bank's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven these deposits to be more stable over the course of a year.

                                                               At December 31, 2004
                                                             Maturing or Repricing in
                                            ------------------------------------------------------
                                                              (dollars in thousands)

                                             Three
                                             Months     Four Months    1 to 5    Over 5
                                             or Less   to 12 Months    Years      Years     Total
                                            ---------  -------------  --------  ---------  -------
Interest-earning assets:
    Federal funds sold                      $  2,359              -         -          -     2,359
    Investment securities                                       499    10,789      4,710    15,998
    Interest-bearing deposits                  2,688              -         -          -     2,688
    Loans                                     55,816          9,262    36,744        818   102,640
                                            ---------  -------------  --------  ---------  -------

Total interest-earning assets                 60,863          9,761    47,533      5,528   123,685
                                            ---------  -------------  --------  ---------  -------

Interest-bearing liabilities:
  Deposits:
    Savings and demand                        26,714              -         -          -    26,714
    Time deposits                              8,068         34,771    20,405          -    63,244
    Federal funds purchased                    2,000              -         -          -     2,000
    Federal Home Loan Bank advances            2,500              -       480      5,000     7,980
                                            ---------  -------------  --------  ---------  -------

Total interest-bearing liabilities            39,282         34,771    20,885      5,000    99,938
                                            ---------  -------------  --------  ---------  -------

Interest sensitive difference per period      21,581        (25,010)   26,648        528    23,747
                                                                                           =======
Cumulative interest sensitivity difference  $ 21,581         (3,429)   23,219     23,747
                                            =========  =============  ========  =========
Cumulative difference to total assets             16%           (3)%       17%        18%
                                            =========  =============  ========  =========

At December 31, 2004, the difference between the bank's liabilities and assets repricing or maturing within one year was $3,429,000.

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

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is the charge to operating earnings that management believes is necessary to maintain the allowance for loan losses at an adequate level. The provision charged to expense was $335,000 for the year ended December 31, 2004 as compared to $185,000 for the year ended December 31, 2003. The increase in the provision was due to growth in loans during 2004 compared with 2003. The loan portfolio increased by approximately $31 million during the year ended December 31, 2004 as compared to an increase of approximately $9 million in 2003. The allowance for loan losses was 1.17% of gross loans at December 31, 2004 and was 1.25% of gross loans at December 31, 2003. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. We anticipate maintaining an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Our judgment about the adequacy of the allowance is based upon a number of assumptions about future events, which we believe to be reasonable, but which may not prove to be accurate. Thus, there is a risk that charge-offs in future periods could exceed the allowance for loan losses or that substantial additional increases in the allowance for loan losses could be required. Additions to the allowance for loan losses would result in a decrease of our net income and, possibly, our capital.

The following table summarizes information concerning the allowance for loan losses:

                                                               December 31,
                                               -------------------------------------------
                                                   2004            2003           2002
                                               -------------  --------------  ------------
                                                   (Amounts are presented in thousands)
Balance at beginning of year                   $        899             812           595
Charge-offs:
  Commercial                                             12              11            26
  Real estate - construction                              -               -           157
  Real estate - mortgage                                  -              89             -
  Consumer                                               51              16             -
                                               -------------  --------------  ------------

    Total charge-offs                                    63             116           183

Recoveries:
  Commercial                                             10              14             -
  Real estate - construction                              -               -             -
  Real estate - mortgage                                  -               -             -
  Consumer                                               22               4             -
                                               -------------  --------------  ------------

    Total recoveries                                     32              18             -
                                               -------------  --------------  ------------

Net charge-offs                                          31              98           183

Additions charged to operations                         335             185           400
                                               -------------  --------------  ------------

Balance at end of year                         $      1,203             899           812
                                               =============  ==============  ============
Ratio of net charge-offs during the period to
  average loans outstanding during the period           .04%            .14%          .37%
                                               =============  ==============  ============

The following table summarizes past due and non-accrual loans, other real estate and repossessions, and income that would have been reported on non-accrual loans as of December 31, 2004 and 2003 (amounts are presented in thousands):

                                           December 31,
                                         ---------------
                                          2004     2003
                                         -------  ------
Other real estate and repossessions      $   611       -
Accruing loans 90 days or more past due        -       -
Non-accrual loans                            522      35
Interest on non-accrual loans which
  would have been reported                     3       1

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

NONINTEREST INCOME AND EXPENSE

Noninterest income for the year ended December 31, 2004 totaled $832,000 as compared to $831,000 for the year ended December 31, 2003. The largest component of noninterest income is service charges on deposit accounts, which totaled $613,000 in 2004 and $400,000 in 2003. This increase was due to an increase in our customer base and the associated increase in deposits. We recognized $26,000 in gains on the sale of securities during 2004 compared to gains of $291,000 in 2003. Mortgage origination income decreased by $106,000 during 2004 due to a decrease in mortgage originations by our mortgage affiliate. Mortgage origination income in 2003 was higher due to a declining interest rate environment.

Total noninterest expense for the year ended December 31, 2004 was $3,836,000 as compared to $3,256,000 for the same period in 2003. Salaries and benefits, the largest component of noninterest expense, totaled $2,115,000 for the year ended December 31, 2004, compared to $1,732,000 for the same period a year ago. Salary and benefits expense primarily increased due to the addition of employees in our Panola and Fairington Roads office in July 2004, our office in Greene County, Georgia, and normal salary increases. Other operating expenses were $1,385,000 for the year ended December 31, 2004 as compared to $1,233,000 for the year ended December 31, 2003. This increase in noninterest expense was due to the continued growth of the bank. The bank anticipates an increase in occupancy and equipment expense during 2005 due to the planned expansion of the branch in Greene County, Georgia.

INCOME  TAXES

For the year ended December 31, 2004, we recognized income tax expense of $249,000 compared to income tax expense of $226,000 in 2003. Our effective income tax rate was approximately 29% in 2004 and 23% in 2003. Our effective tax rate increased in 2004 due to less income from non-taxable investments.

                               FINANCIAL CONDITION

Total assets increased $30,270,000, or 29% from December 31, 2003 to December 31, 2004. The primary source of growth in assets was net loans, which increased $30,425,000 or 43%, during the year ended December 31, 2004. Investment securities available-for-sale decreased from $17,019,000 at December 31, 2003 to $15,998,000 at December 31, 2004. This decrease in investment securities available-for-sale was the result of the loan growth. Total deposits increased $27,550,000, or 33% during 2004.

INTEREST-EARNING  ASSETS

LOANS

Gross loans totaled $102,640,000 at December 31, 2004, an increase of $30,730,000 or 43% since December 31, 2003. The largest increase in loans was in real estate-mortgage loans, which increased $23,837,000 or 51% to $70,241,000 at December 31, 2004. The majority of these loans are owner occupied commercial buildings. Real estate-construction loans increased $6,443,000 during 2004. Balances within the major loans receivable categories as of December 31, 2004 and December 31, 2003 are as follows:

                                2004               2003
                            ------------        ----------
Commercial and financial    $ 10,459,001   10%  10,957,599    15%
Real estate - mortgage        70,240,763   69%  46,404,071    64%
Real estate - construction    18,348,562   18%  11,905,865    17%
Consumer                       3,591,884    3%   2,643,140     4%
                            ------------  ----  ----------  -----

                            $102,640,210  100%  71,910,675   100%
                            ============  ====  ==========  =====

As of December 31, 2004, maturities of loans in the indicated classifications were as follows:

                            Real Estate
               Commercial   Construction    Total
               -----------  ------------  ----------
Maturity
--------
Within 1 year  $ 6,982,966    16,821,210  23,804,176
1 to 5 years     3,132,178     1,527,352   4,659,530
Over 5 years       343,857             -     343,857
               -----------  ------------  ----------

  Totals       $10,459,001    18,348,562  28,807,563
               ===========  ============  ==========

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

As of December 31, 2004, the interest terms of loans in the indicated classification for the indicated maturity ranges are as follows:

                            Fixed Interest   Variable Interest
                                 Rates             Rates          Total
                            ---------------  -----------------  ---------
Commercial
  1 to 5 years              $     3,059,585             72,593  3,132,178
  Over 5 years                       15,184            328,673    343,857

Real estate - construction
  1 to 5 years                      554,318            973,034  1,527,352
                            ---------------  -----------------  ---------

                            $     3,629,087          1,374,300  5,003,387
                            ===============  =================  =========

INVESTMENT SECURITIES

Investment securities available-for-sale decreased to $15,998,000 at December 31, 2004 from $17,019,000 at December 31, 2003. This decrease was the result of sales of investments during 2004 to fund loan growth. All of the bank's marketable investment securities were designated as available-for-sale at December 31, 2004.

The following table presents the investments by category at December 31, 2004 and 2003 (Amounts are presented in thousands):

                                                2004                       2003
                                   ---------------------------  --------------------------
                                                    Estimated                   Estimated
                                   Amortized Cost   Fair Value  Amortized Cost  Fair Value
                                   ---------------  ----------  --------------  ----------
United States government agencies  $         9,477       9,428           5,870       5,948
Mortgage-backed                              4,647       4,538           6,540       6,436
State, county and municipals                 2,009       2,032           4,510       4,635
                                   ---------------  ----------  --------------  ----------

                                   $        16,133      15,998          16,920      17,019
                                   ===============  ==========  ==============  ==========

The following table presents the maturities of investment securities at carrying value and the weighted average yields for each range of maturities presented (Amounts are presented in thousands):

                                     US       Weighted      State     Weighted    Mortgage    Weighted
                                 Government    Average     County      Average     Backed      Average
                                                             and
                                  Agencies     Yields    Municipals    Yields    Securities    Yields
                                 -----------  ---------  -----------  ---------  -----------  ---------
Maturities at December 31, 2004
-------------------------------

Within 1 year                    $       258      5.50%  $       241      4.25%  $         -         -
After 1 through 5 years                6,056      3.43%        1,004      3.44%        3,729      3.15%
After 5 through 10 years               3,114      4.12%          391      3.35%          581      3.18%
After 10 years                             -                     396      4.47%          228      2.21%
                                 -----------             -----------             -----------

Totals                           $     9,428             $     2,032             $     4,538
                                 ===========             ===========             ===========

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

DEPOSITS

At  December  31,  2004  total  deposits  increased  by $27,550,000, or 33% from
December 31, 2003.   Noninterest-bearing demand deposits increased $1,252,000 or
6%  and  interest-bearing  deposits  increased  $26,298,000  or  41%.

Balances within the major deposit categories as of December 31, 2004 and December 31, 2003 as follows:

                                         2004         2003
                                     ------------  ----------
Noninterest-bearing demand deposits  $ 21,340,814  20,088,794
Interest-bearing demand deposits       24,456,727  25,941,961
Savings deposits                        2,257,194   2,962,890
Time                                   41,161,678  20,215,641
Time over $100,000                     22,082,038  14,538,706
                                     ------------  ----------

                                     $111,298,451  83,747,992
                                     ============  ==========

The average balance of deposits and the average rates paid on such deposits are summarized for the periods indicated in the following table.

                                                      December 31,
                                     --------------------------------------------
                                               2004                   2003
                                     ----------------------  --------------------
                                         (Amounts are presented in thousands)

                                      Amount       Rate        Amount      Rate
                                     --------  ------------  ----------  --------
Noninterest-bearing demand           $ 20,037            -       18,584        -
Interest-bearing demand and savings    27,009         0.37%      26,733     0.47%
Time deposits                          50,803         2.83%      36,283     2.94%
                                     --------                ----------

  Totals                             $ 97,849                    81,600
                                     ========                ==========

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2004, are summarized as follows:

Within 3 months            $ 3,327,837
After 3 through 6 months     4,171,552
After 6 through 12 months    4,047,817
After 12 months             10,534,832
                           -----------

          Total            $22,082,038
                           ===========

CAPITAL  RESOURCES

Total shareholders' equity increased from $10,690,000 at December 31, 2003 to $11,166,000 at December 31, 2004. This increase was attributable to net earnings for the period partially offset by a decrease of $145,000 in the fair value of securities available-for-sale, net of tax.

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

Banks and bank holding companies are required to maintain a minimum ratio of Tier 1 capital to adjusted quarterly average total assets of 3.0%.

The following table summarizes the bank's risk-based capital ratios at December 31, 2004:

Tier 1 capital (to risk-weighted assets)  10.27%
Total capital (to risk-weighted assets)   11.39%
Tier 1 capital (to total average assets)   8.63%

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

Cash and cash equivalents as of December 31, 2004 decreased $2,079,000 from December 31, 2003. Cash provided by operating activities totaled $1,200,000 in 2004, while inflows from financing activities totaled $29,550,000, which were attributable to net deposit increases of $27,550,000 and an increase in other borrowings of $2,000,000.

During 2004, investing activities used $32,830,000. Investing activities included net loans made to customers of approximately $31,371,000, purchases of investment securities available-for-sale of $6,434,000 and purchases of premises and equipment of $1,247,000, partially offset by maturities and sales of investment securities available-for-sale of approximately $7,155,000.

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

The following table summarizes our off-balance-sheet financial instruments whose contract amounts represent credit risk as of December 31, 2004:

     Commitments to extend credit     $     19,377,000
     Standby letters of credit        $      1,416,000

Management is not aware of any significant concentrations of loans to classes of borrowers or industries that would be affected similarly by economic conditions. Although the bank's loan portfolio is diversified, a substantial portion of its borrowers' ability to honor the terms of their loans is dependent on the economic conditions in DeKalb County and Greene County and surrounding areas.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, CONTINUED

The bank maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the bank has arrangements with commercial banks for short term unsecured advances up to $7,200,000.

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

SELECTED RATIOS

The following table sets out certain ratios of the Company for the years indicated.

                                  2004    2003
                                  -----  ------
Net income to:
  Average stockholders' equity    5.61%   7.31%
  Average assets                   .52%    .77%
Dividends to net income              -       -
Average equity to average assets  9.28%  10.54%

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting  standards  that  have  been  issued  or  proposed  by  the Financial
Accounting Standards Board and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

                                 [LOGO OMITTED]
                            Porter Keadle Moore, LLP
                            ------------------------


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Board of Directors
Decatur First Bank Group, Inc.
Decatur, Georgia

We have audited the accompanying consolidated balance sheets of Decatur First Bank Group, Inc. and subsidiary as of December 31, 2004 and 2003, and the related statements of earnings, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Decatur First Bank Group, Inc. and subsidiary as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.


                                         /s/  Porter Keadle Moore, LLP

Atlanta, Georgia
February 11, 2005




                          Certified Public Accountants
--------------------------------------------------------------------------------
Suite 1800  235 Peachtree Street NE   Atlanta, Georgia 30303  Phone 404-588-4200
                          Fax 404-588-4222  www.pkm.com

                                  DECATUR FIRST BANK GROUP, INC.
                                          AND SUBSIDIARY
                                    CONSOLIDATED BALANCE SHEETS

                                    DECEMBER 31, 2004 AND 2003


                                                                           2004           2003
                                                                       -------------  ------------
                                              Assets
                                              ------

Cash and due from banks, including reserve requirements of
  $586,000 and $564,000, respectively                                  $  3,544,032     2,713,089
Federal funds sold                                                        2,358,000     5,268,000
                                                                       -------------  ------------

        Cash and cash equivalents                                         5,902,032     7,981,089

Interest-bearing deposits                                                 2,688,052     1,755,094
Investment securities available-for-sale                                 15,998,244    17,018,541
Other investments                                                           609,893       573,512
Loans, net                                                              101,436,931    71,011,524
Premises and equipment, net                                               3,403,404     2,368,264
Accrued interest receivable and other assets                              3,016,818     2,077,385
                                                                       -------------  ------------

                                                                       $133,055,374   102,785,409
                                                                       =============  ============

                              Liabilities and Shareholders' Equity
                              ------------------------------------

Deposits:
  Demand                                                               $ 21,340,814    20,088,794
  Money market and NOW accounts                                          24,456,727    25,941,961
  Savings                                                                 2,257,194     2,962,890
  Time                                                                   41,161,678    20,215,641
  Time over $100,000                                                     22,082,038    14,538,706
                                                                       -------------  ------------

        Total deposits                                                  111,298,451    83,747,992

Federal funds purchased                                                   2,000,000             -
Federal Home Loan Bank advances                                           7,980,000     7,980,000
Accrued interest payable and other liabilities                              610,563       367,123
                                                                       -------------  ------------

        Total liabilities                                               121,889,014    92,095,115
                                                                       -------------  ------------

Commitments

Shareholders' equity:
  Preferred stock, no par value; 2,000,000 shares
    authorized; no shares issued and outstanding                                  -             -
  Common stock, par value $5; 10,000,000 shares authorized;
    945,616 and 945,057 shares issued in 2004 and 2003, respectively      4,728,080     4,725,285
  Additional paid-in capital                                              4,702,817     4,696,097
  Retained earnings                                                       2,079,137     1,467,580
  Treasury stock, at cost; 20,600 shares in 2004 and 2003                  (259,950)     (259,950)
  Accumulated other comprehensive income (loss)                             (83,724)       61,282
                                                                       -------------  ------------

        Total shareholders' equity                                       11,166,360    10,690,294
                                                                       -------------  ------------

                                                                       $133,055,374   102,785,409
                                                                       =============  ============

See accompanying notes to consolidated financial statements.

                                DECATUR FIRST BANK GROUP, INC.
                                        AND SUBSIDIARY
                             CONSOLIDATED STATEMENTS OF EARNINGS

                     FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


                                                                2004       2003       2002
                                                             ----------  ---------  ---------
Interest income:
  Interest and fees on loans                                 $5,413,701  4,402,324  3,547,850
  Interest on investment securities:
    Taxable                                                     476,123    471,491    900,455
    Nontaxable                                                  112,534    247,237    230,967
  Other interest                                                102,575     83,153    134,294
                                                             ----------  ---------  ---------

        Total interest income                                 6,104,933  5,204,205  4,813,566
                                                             ----------  ---------  ---------

Interest expense:
  Interest on money market and NOW accounts                      92,499    113,969    146,472
  Interest on savings and time deposits                       1,445,641  1,079,511    894,282
  Other                                                         367,204    399,972    410,717
                                                             ----------  ---------  ---------

        Total interest expense                                1,905,344  1,593,452  1,451,471
                                                             ----------  ---------  ---------

        Net interest income                                   4,199,589  3,610,753  3,362,095

Provision for loan losses                                       335,000    185,000    400,000
                                                             ----------  ---------  ---------

        Net interest income after provision for loan losses   3,864,589  3,425,753  2,962,095
                                                             ----------  ---------  ---------

Other income:
  Service charges on deposit accounts                           613,116    400,002    390,254
  Gain on sale of securities                                     26,305    130,934    119,349
  Other income                                                  192,694    300,130    196,789
                                                             ----------  ---------  ---------

        Total other income                                      832,115    831,066    706,392
                                                             ----------  ---------  ---------

Other expenses:
  Salaries and employee benefits                              2,114,764  1,732,193  1,469,693
  Occupancy and equipment                                       335,485    291,252    279,142
  Other operating                                             1,385,310  1,232,884  1,040,194
                                                             ----------  ---------  ---------

        Total other expenses                                  3,835,559  3,256,329  2,789,029
                                                             ----------  ---------  ---------

        Earnings before income taxes                            861,145  1,000,490    879,458

Income tax expense                                              249,588    225,603    246,194
                                                             ----------  ---------  ---------

        Net earnings                                         $  611,557    774,887    633,264
                                                             ==========  =========  =========

        Basic earnings per share                             $      .66        .84        .68
                                                             ==========  =========  =========

        Diluted earnings per share                           $      .63        .82        .66
                                                             ==========  =========  =========

See accompanying notes to consolidated financial statements.

                                   DECATUR FIRST BANK GROUP, INC.
                                           AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                        FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


                                                                      2004       2003        2002
                                                                   ----------  ---------  ----------
Net earnings                                                       $ 611,557    774,887     633,264
                                                                   ----------  ---------  ----------

Other comprehensive income (loss), net of tax:
  Unrealized gains (losses) on investment securities
    available-for-sale:
      Unrealized gains (losses) arising during the period, net of
        tax of $78,879, $113,344 and $276,682, respectively         (128,697)  (184,928)    451,429
      Reclassification adjustment for gains included in net
        earnings, net of tax of $9,996, $49,755 and $45,353,
        respectively                                                 (16,309)   (81,179)    (73,996)
                                                                   ----------  ---------  ----------

            Other comprehensive income (loss), net of tax           (145,006)  (266,107)    377,433
                                                                   ----------  ---------  ----------

            Comprehensive income                                   $ 466,551    508,780   1,010,697
                                                                   ==========  =========  ==========

See accompanying notes to consolidated financial statements.

                                       DECATUR FIRST BANK GROUP, INC.
                                               AND SUBSIDIARY
                         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                            FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


                                                         Retained                 Accumulated
                                           Additional    Earnings                    Other
                                 Common     Paid-in    (Accumulated   Treasury   Comprehensive
                                 Stock      Capital      Deficit)       Stock    Income (Loss)      Total
                               ----------  ----------  -------------  ---------  --------------  -----------

Balance, December 31, 2001     $4,719,800   4,686,094         59,429  (151,000)        (50,044)   9,264,279

Issuance of common stock            3,635       6,358              -         -               -        9,993
Purchase of treasury stock,
    8,500 shares                        -           -              -  (107,500)              -     (107,500)
Change in unrealized gain/
 loss on securities available
 for sale, net of tax                   -           -              -         -         377,433      377,433
Net earnings                            -           -        633,264         -               -      633,264
                               ----------  ----------  -------------  ---------  --------------  -----------

Balance, December 31, 2002      4,723,435   4,692,452        692,693  (258,500)        327,389   10,177,469

Issuance of common stock            1,850       3,645              -         -               -        5,495
Purchase of treasury stock,
    100 shares                          -           -              -    (1,450)              -       (1,450)
Change in unrealized gain/
 loss on securities available
 for sale, net of tax                   -           -              -         -        (266,107)    (266,107)
Net earnings                            -           -        774,887         -               -      774,887
                               ----------  ----------  -------------  ---------  --------------  -----------

Balance, December 31, 2003      4,725,285   4,696,097      1,467,580  (259,950)         61,282   10,690,294

Issuance of common stock            2,795       6,720              -         -               -        9,515
Change in unrealized gain/
 loss on securities available
 for sale, net of tax                   -           -              -         -        (145,006)    (145,006)
Net earnings                            -           -        611,557         -               -      611,557
                               ----------  ----------  -------------  ---------  --------------  -----------

Balance, December 31, 2004     $4,728,080   4,702,817      2,079,137  (259,950)        (83,724)  11,166,360
                               ==========  ==========  =============  =========  ==============  ===========

See accompanying notes to consolidated financial statements.

                                        DECATUR FIRST BANK GROUP, INC.
                                                AND SUBSIDIARY
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                             FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


                                                                        2004           2003          2002
                                                                   --------------  ------------  ------------
Cash flows from operating activities:
  Net earnings                                                     $     611,557       774,887       633,264
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
      Depreciation, amortization and accretion                           303,426       367,414       284,886
      Provision for loan losses                                          335,000       185,000       400,000
      Provision for stock awards                                           9,515         5,495         9,993
      Deferred income tax benefit                                        (73,940)      (42,969)         (609)
      Gain on sale of securities                                         (26,305)     (130,934)     (119,349)
      Increase in cash surrender value of life insurance                 (54,000)      (68,782)       (1,442)
      Change in:
        Accrued interest receivable and other assets                    (148,344)      134,393       (77,140)
        Accrued interest payable and other liabilities                   243,440      (150,679)      233,833
                                                                   --------------  ------------  ------------

            Net cash provided by operating activities                  1,200,349     1,073,825     1,363,436
                                                                   --------------  ------------  ------------

Cash flows from investing activities:
  Net change in interest-bearing deposits                               (932,958)       (4,776)      444,013
  Proceeds from calls and maturities of investment securities
    available-for-sale                                                 3,257,909     6,586,095    13,525,088
  Proceeds from sales of investment securities available-for-sale      3,896,955     9,630,133    10,634,518
  Purchases of investment securities available-for-sale               (6,434,034)  (13,132,864)  (17,022,909)
  Proceeds from the sale of other investments                                  -        19,997             -
  Net change in loans                                                (31,371,063)   (8,801,078)  (20,917,886)
  Purchase of bank owned life insurance                                        -             -    (1,300,000)
  Proceeds from the sale of other real estate                                  -        45,000             -
  Purchase of premises and equipment                                  (1,246,674)     (129,810)     (660,764)
                                                                   --------------  ------------  ------------

            Net cash used by investing activities                    (32,829,865)   (5,787,303)  (15,297,940)
                                                                   --------------  ------------  ------------

Cash flows from financing activities:
  Net change in deposits                                              27,550,459     9,302,674     9,785,715
  Net change in federal funds purchased                                2,000,000             -             -
  Net change in other borrowings                                               -             -    (4,650,000)
  Proceeds from Federal Home Loan Bank advances                                -             -     4,980,000
  Repayment of Federal Home Loan Bank advance                                  -    (2,000,000)            -
  Purchase of treasury stock                                                   -        (1,450)     (107,500)
                                                                   --------------  ------------  ------------

            Net cash provided by financing activities                 29,550,459     7,301,224    10,008,215
                                                                   --------------  ------------  ------------

Net change in cash and cash equivalents                               (2,079,057)    2,587,746    (3,926,289)

Cash and cash equivalents at beginning of year                         7,981,089     5,393,343     9,319,632
                                                                   --------------  ------------  ------------

Cash and cash equivalents at end of year                           $   5,902,032     7,981,089     5,393,343
                                                                   ==============  ============  ============

Supplemental schedule of noncash investing and financing
    activities:
  Change in net unrealized gain/loss on investment securities
    available-for-sale, net of tax                                 $    (145,006)     (266,107)      377,433
  Transfer of loans to other real estate                           $     610,656             -             -

Supplemental disclosures of cash flow information:
  Cash paid during the year for interest                           $   1,855,528     1,597,758     1,445,302
  Cash paid during the year for income taxes                       $     284,000       352,230       240,000

See accompanying notes to consolidated financial statements.

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     The Bank commenced business on September 2, 1997 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the "DBF"). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Company is regulated by the Federal Reserve Bank of Atlanta and also is subject to periodic examinations. The Bank provides a full range of commercial and consumer banking services throughout the Decatur and DeKalb County area in Georgia. During 2003, the Company established a loan production office in Greene County, Georgia and in 2004, converted this facility into a full service branch.

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

     Investment  Securities
     ----------------------
     The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2004 and 2003, all securities were classified as available-for-sale.

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

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Loans and Allowance for Loan Losses, continued
     ----------------------------------------------
     A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful.

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

     Servicing assets and interest-only strips receivable recognized from the sales of the portion of loans guaranteed by SBA with the retention of loan servicing are carried at the present value of estimated future net servicing income over the estimated lives of the related SBA loans, less amounts amortized. Amortization of these assets is computed using a level yield method over the estimated remaining lives of the related SBA loans taking into consideration assumed prepayment patterns. Servicing assets and interest-only strips receivable are measured for impairment periodically via stratification of the assets by predominant risk characteristic such as loan term and interest rate. No valuation allowances were required based upon the evaluation for impairment at December 31, 2003. There were no SBA loans held-for-sale at December 31, 2004 or 2003.

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

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

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

     Stock-Based  Compensation
     -------------------------
     At December 31, 2004, the Company sponsors a stock-based compensation plan, which is described more fully in Note 10. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation for the years ended December 31, 2004, 2003 and 2002.

                                                            December 31,
                                                    ----------------------------
                                                      2004      2003      2002
                                                    --------  ---------  -------
Net earnings as reported                            $611,557   774,887   633,264
Deduct: Total stock-based employee compensation
  expense determined under fair-value based method
  for all awards                                           -  (137,000)        -
                                                    --------  ---------  -------
Pro forma net earnings                              $611,557   637,887   633,264
                                                    ========  =========  =======
Basic earnings per share:
  As reported                                       $    .66       .84       .68
                                                    ========  =========  =======
  Pro forma                                         $    .66       .69       .68
                                                    ========  =========  =======
Diluted earnings per share:
  As reported                                       $    .63       .82       .66
                                                    ========  =========  =======
  Pro forma                                         $    .63       .68       .66
                                                    ========  =========  =======

     No options were granted in 2004 or 2002. The weighted average grant-date fair value of options granted in 2003 was $3.79. The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following assumptions: dividend yield of 0%; risk free interest rate of 4% and an expected life of ten years.

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Net  Earnings  Per  Common  Share
     ---------------------------------
     The Company is required to report earnings per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants on the face of the statements of earnings. Basic earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. Additionally, the Company must reconcile the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share". At December 31, 2003, a total of 58,275 potential common shares related to stock options were not included in the computation of diluted earnings per share because they would have been antidilutive. Earnings per common share amounts for the years ended December 31, 2004, 2003 and 2002 are as follows:

FOR THE YEAR ENDED DECEMBER 31, 2004            Net Earnings   Common Shares    Per Share
                                                (Numerator)    (Denominator)     Amount
                                               --------------  --------------  -----------
Basic earnings per share                       $      611,557         924,779  $      .66
Effect of dilutive securities - stock options               -          40,678        (.03)
                                               --------------  --------------  -----------

Diluted earnings per share                     $      611,557         965,457  $      .63
                                               ==============  ==============  ===========

FOR THE YEAR ENDED DECEMBER 31, 2003            Net Earnings   Common Shares    Per Share
                                                (Numerator)    (Denominator)     Amount
                                               --------------  --------------  -----------

Basic earnings per share                       $      774,887         924,246  $      .84
Effect of dilutive securities - stock options               -          18,507        (.02)
                                               --------------  --------------  -----------

Diluted earnings per share                     $      774,887         942,753  $      .82
                                               ==============  ==============  ===========

FOR THE YEAR ENDED DECEMBER 31, 2002            Net Earnings   Common Shares    Per Share
                                                (Numerator)    (Denominator)     Amount
                                               --------------  --------------  -----------

Basic earnings per share                       $      633,264         932,352  $      .68
Effect of dilutive securities - stock options               -          20,804        (.02)
                                               --------------  --------------  -----------

Diluted earnings per share                     $      633,264         953,156  $      .66
                                               ==============  ==============  ===========

     Recent  Accounting  Pronouncements
     ----------------------------------
     In December 2004, the Financial Accounting Standards Board ("FASB") adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment ("SFAS No. 123(R)"), which revises and amends SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including stock options, to be recognized in the financial statements based on their fair values. Upon adoption, pro forma disclosure is no longer an alternative to financial statement recognition. SFAS No. 123(R) will be effective for the Company for financial statements beginning after December 15, 2005. The Company is still evaluating the transition provisions allowed by SFAS No. 123(R) and expects to adopt its provisions in the first quarter of 2006. The Company has not yet determined the financial statement impact of the pronouncement.

     In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired. The disclosure guidance was effective for other-than-temporarily impairment evaluation made in the reporting periods beginning after June 15, 2004 whereas the recognition and measurements guidance has been deferred. The disclosures required by EITF 03-1 are included in Note 2 to the consolidated financial statements.

     Other accounting standards that have been issued or proposed by the FASB and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on the Company's consolidated financial statements upon adoption.

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(2)  INVESTMENT  SECURITIES

     Investment securities available-for-sale at December 31, 2004 and 2003 are as follows:

                                            December 31, 2004
                              -----------------------------------------------
                                             Gross       Gross     Estimated
                               Amortized   Unrealized  Unrealized     Fair
                                 Cost        Gains       Losses      Value
                              -----------  ----------  ----------  ----------
U.S. Government agencies      $ 9,477,066      31,547      80,983   9,427,630
Mortgage-backed securities      4,647,177       3,043     111,869   4,538,351
State, county and municipals    2,009,040      32,503       9,280   2,032,263
                              -----------  ----------  ----------  ----------

                              $16,133,283      67,093     202,132  15,998,244
                              ===========  ==========  ==========  ==========

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
                              ===========  ==========  ==========  ==========

     At December 31, 2004 and 2003, unrealized losses in the investment portfolio related to debt securities. The unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades where the repayment sources of principal and interest are largely backed by the U.S. Government. At December 31, 2004, fifteen out of nineteen U.S. Government agency securities contained unrealized losses, seven out of ten mortgage backed securities contained unrealized losses and one out of eight state, county and municipal securities contained unrealized losses. At December 31, 2003, five out of thirteen U.S. Government agency securities contained unrealized losses, seven out of twelve mortgage backed securities contained unrealized losses and one out of twelve state, county and municipal securities contained unrealized losses.

     The following tables show the gross unrealized losses and fair value of securities, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004 and 2003.

                                                         December 31, 2004
                             -----------------------------------------------------------------------
                                Less Than 12 Months      12 Months or More            Total
                             ------------------------  ---------------------  ----------------------
                                 Fair      Unrealized    Fair     Unrealized     Fair     Unrealized
                                Value         Loss       Value       Loss       Value       Losses
                             ------------  ----------  ---------  ----------  ----------  ----------
U.S Government agencies      $  7,504,670      80,983          -           -   7,504,670      80,983
Mortgage-backed securities        271,234       1,585  4,078,355     110,284   4,349,589     111,869
State county and municipals       390,720       9,280          -           -     390,720       9,280
                             ------------  ----------  ---------  ----------  ----------  ----------

                             $  8,166,624      91,848  4,078,355     110,284  12,244,979     202,132
                             ============  ==========  =========  ==========  ==========  ==========

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(2)  INVESTMENT  SECURITIES,  CONTINUED

                                                         December 31, 2003
                             ---------------------------------------------------------------------
                                Less Than 12 Months      12 Months or More          Total
                             ------------------------  --------------------  ---------------------
                                 Fair      Unrealized    Fair    Unrealized    Fair     Unrealized
                                Value         Loss      Value       Loss       Value      Losses
                             ------------  ----------  --------  ----------  ---------  ----------
U.S Government agencies      $  2,655,659      18,982         -           -  2,655,659      18,982
Mortgage-backed securities      5,771,864     126,968         -           -  5,771,864     126,968
State county and municipals       393,912       6,088         -           -    393,912       6,088
                             ------------  ----------  --------  ----------  ---------  ----------

                             $  8,821,435     152,038         -           -  8,821,435     152,038
                             ============  ==========  ========  ==========  =========  ==========

     The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             Amortized   Estimated
                                                               Cost      Fair Value
                                                            -----------  ----------
U.S. Government agencies and state, county and municipals:
    1 to 5 years                                            $ 7,577,288   7,559,593
    6 to 10 years                                             3,523,006   3,504,490
    More than 10 years                                          385,812     395,810
Mortgage-backed securities                                    4,647,177   4,538,351
                                                            -----------  ----------

                                                            $16,133,283  15,998,244
                                                            ===========  ==========

     The following summarizes investment securities sales activities for the years ended December 31, 2004, 2003 and 2002:

                                                 2004       2003        2002
                                              ----------  ---------  ----------
Proceeds from sales of securities             $3,896,955  9,630,133  10,634,518
                                              ==========  =========  ==========
Gross gains on sales and calls of securities      63,384    206,439     119,349
Gross losses on sales of securities               37,079     75,505           -
                                              ----------  ---------  ----------
Net gains on sales of securities              $   26,305    130,934     119,349
                                              ==========  =========  ==========

     Securities with a carrying value of approximately $4,005,000 and $10,098,000 as of December 31, 2004 and 2003, respectively, were pledged to secure public deposits as required by law as well as the Federal Home Loan Bank advances.

(3)  LOANS

     Major classifications of loans at December 31, 2004 and 2003 are summarized as follows:

                                            2004         2003
                                        ------------  ----------
Commercial, financial and agricultural  $ 10,459,001  10,957,599
Real estate - construction                18,348,562  11,905,865
Real estate - mortgage                    70,240,763  46,404,071
Consumer                                   3,591,884   2,643,140
                                        ------------  ----------

                                         102,640,210  71,910,675

Less allowance for loan losses             1,203,279     899,151
                                        ------------  ----------

                                        $101,436,931  71,011,524
                                        ============  ==========

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(3)  LOANS,  CONTINUED

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

     An analysis of the activity in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 is presented below:

                                    2004        2003       2002
                                 -----------  ---------  ---------
Balance at beginning of year     $  899,151    812,507    595,279
Provision charged to operations     335,000    185,000    400,000
Loans charged off                   (63,562)  (116,612)  (183,036)
Recoveries                           32,690     18,256        264
                                 -----------  ---------  ---------

Balance at end of year           $1,203,279    899,151    812,507
                                 ===========  =========  =========

     Mortgage loans totaling approximately $21,051,000 and $2,178,000 were pledged as collateral for outstanding Federal Home Loan Bank advances as of December 31, 2004 and 2003, respectively.

(4)  PREMISES  AND  EQUIPMENT

     Major classifications of premises and equipment are summarized as follows:

                                  2004       2003
                               ----------  ---------
Land                           $  931,681    442,053
Building and improvements       2,481,896  1,972,497
Furniture and equipment         1,095,142    895,168
Construction in process            47,673          -
                               ----------  ---------

                                4,556,392  3,309,718
Less accumulated depreciation   1,152,988    941,454
                               ----------  ---------

                               $3,403,404  2,368,264
                               ==========  =========

     Depreciation expense amounted to approximately $212,000, $186,000 and $189,000 in 2004, 2003 and 2002, respectively.

(5)  DEPOSITS

     Maturities of time deposits at December 31, 2004 are as follows:

Maturing in:
  2005        $42,838,557
  2006          5,554,352
  2007         12,746,511
  2008            307,428
  2009          1,796,868
              -----------

              $63,243,716
              ===========

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(6)  OTHER  BORROWINGS

     In December 2004, the Company entered into a credit facility with a correspondent bank that provides for borrowings of up to $2,000,000. The credit facility bears interest at the prime interest rate less 1.00% payable quarterly and matures on December 22, 2016. Borrowings under the facility are collateralized by the stock of the Bank. The Company is subject to certain covenants that include minimum tangible capital levels and capital ratios, return on asset ratios, non-performing asset limits, and allowance for loan loss levels. At December 31, 2004, there were no outstanding borrowings under this credit facility.

(7)  FEDERAL  HOME  LOAN  BANK  ADVANCES

     The Federal Home Loan Bank advances at December 31, 2004 and 2003 are summarized as follows:

                                                                         2004       2003
                                                                      ----------  ---------
Due on demand, interest is paid monthly at the stated FHLB rate.      $2,500,000  2,500,000
Advance maturing May 6, 2008. Interest is paid monthly at 5.45%.         480,000    480,000
Advance maturing March 1, 2010. Interest is paid quarterly at 5.29%.   5,000,000  5,000,000
                                                                      ----------  ---------
                                                                      $7,980,000  7,980,000
                                                                      ==========  =========

     The advances are collateralized by a pledge of certain mortgage loans, securities and the Bank's Federal Home Loan Bank stock.

(8)  INCOME  TAXES

     The components of income tax expense for the years ended December 31, 2004, 2003 and 2002 are as follows:

            2004       2003      2002
          ---------  --------  --------
Current   $323,528   268,572   246,803
Deferred   (73,940)  (42,969)     (609)
          ---------  --------  --------

          $249,588   225,603   246,194
          =========  ========  ========

     The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2004, 2003 and 2002 are as follows:

                                                          2004       2003      2002
                                                        ---------  --------  --------
Pretax income at statutory rate                         $292,789   340,167   299,016
Add (deduct):
    Tax-exempt interest income                           (29,676)  (67,742)  (58,078)
    Increase in cash surrender value of life insurance   (16,659)  (22,604)        -
    Non-deductible interest expense                        2,531     5,807     4,911
    Other                                                    603   (30,025)      345
                                                        ---------  --------  --------

                                                        $249,588   225,603   246,194
                                                        =========  ========  ========

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(8)  INCOME  TAXES,  CONTINUED

     The following summarizes the components of deferred taxes at December 31, 2004 and 2003.

                                                            2004     2003
                                                          --------  -------
Deferred income tax assets:
  Allowance for loan losses                               $370,800  243,635
  Deferred compensation                                     46,315   22,769
  Operating loss carryforwards and credits                       -   20,467
  Discount on SBA loans, net                                   208      343
  Net unrealized losses on securities available-for-sale    51,315        -
  Other                                                      7,578        -
                                                          --------  -------

Total gross deferred income tax assets                     476,216  287,214
                                                          --------  -------

Deferred income tax liabilities:
  Premises and equipment                                   104,172   28,582
  Net unrealized gains on securities available-for-sale          -   37,560
  Other                                                          -   11,843
                                                          --------  -------
Total gross deferred income tax liabilities                104,172   77,985
                                                          --------  -------
Net deferred tax assets                                   $372,044  209,229
                                                          ========  =======

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

                                                 2004         2003
                                              -----------  ----------
Financial instruments whose contract amounts
  represent credit risk:
    Commitments to extend credit              $19,377,000  18,795,000
    Standby letters of credit                 $ 1,416,000      61,000

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(9)  COMMITMENTS,  CONTINUED

     The Company maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Company has arrangements with commercial banks for short term unsecured advances up to $7,200,000.

(10) EMPLOYEE  BENEFIT  PROGRAMS

     Defined  Contribution  Plan
     ---------------------------
     The Company sponsors a 401(k) plan for the benefit of its employees subject to certain minimum age and service requirements. The Company's contributions to the plan are discretionary and totaled approximately
     $18,000,  $14,000  and  $17,000 for the years ended December 31, 2004, 2003 and  2002,  respectively.

     Director  Deferred  Compensation  Agreement
     -------------------------------------------
     During  2002,  the  Bank  established  a  Director  Deferred  Compensation
     Agreement with each director that allows the directors to defer the fees that they receive for services that they provide as a director. These deferred fees will accumulate interest at the prime interest rate less three quarters of one percent annually. Deferral of these fees is at the discretion of each director and will accumulate until retirement of the director at which time the deferred fees plus interest will be paid out over a period of ten years. The Bank accrued approximately $52,000 and $60,000 in deferred fees under this plan during the years ended December 31, 2004 and 2003, respectively.

     The Bank is also the owner and beneficiary of life insurance policies on the lives of its directors. The Bank intends to use these policies to fund the benefit plan described above. The carrying value of the policies was approximately $1,424,000 and $1,370,000 at December 31, 2004 and 2003, respectively. The Bank accrued income of approximately $54,000, $69,000 and $1,000, for the years ended December 31, 2004, 2003 and 2002, respectively, for the increase in the cash surrender value of these policies.

     Stock  Incentive  Plan
     ----------------------
     The Company adopted a Stock Incentive Plan in 1998, that has subsequently been amended, covering up to 193,000 shares of the Company's common stock. The Plan is administered by a committee of the Board of Directors and provides for the granting of shares of common stock, options to purchase shares of common stock and other stock-based incentives to officers, directors and key employees of the Company and Bank. The exercise price of each option granted under the Plan will not be less than the fair market value of the shares of common stock subject to the option on the date of grant as determined by the Board of Directors. Options are exercisable in whole or in part upon such terms as may be determined by the committee, and are exercisable no later than ten years after the date of grant.

     During 2004, 2003 and 2002, the Board awarded 559, 185 and 727 shares, respectively, to certain employees based upon their tenure with the Bank under the Stock Incentive Plan. The fair value of these shares of $9,515, $5,495 and $9,993, respectively, was charged to operations upon issuance of the shares.

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(10) EMPLOYEE BENEFIT PROGRAMS, CONTINUED

     Stock Incentive Plan, continued
     -------------------------------

     A summary status of the Company's stock option plan as of December 31, 2004, 2003 and 2002, and changes during the years, are presented below:

                                        2004               2003               2002
                                 ------------------  ------------------  -----------------
                                          Weighted            Weighted           Weighted
                                           Average             Average            Average
                                          Exercise            Exercise           Exercise
                                 Shares     Price    Shares     Price    Shares    Price
                                 -------  ---------  -------  ---------  ------  ---------
Outstanding, beginning of year   138,806  $   12.11   80,531  $   10.00  80,531  $   10.01
Granted during the year                -          -   58,275      15.00       -          -
                                 -------  ---------  -------  ---------  ------  ---------

Outstanding, end of year         138,806  $   12.11  138,806  $   12.11  80,531  $   10.01
                                 =======  =========  =======  =========  ======  =========

Options exercisable at year end  138,806  $   12.11  138,606  $   12.11  64,225  $   10.00
                                 =======  =========  =======  =========  ======  =========

     The weighted average remaining contractual life of these stock options was approximately five years as of December 31, 2004.

(11) RELATED  PARTY  TRANSACTIONS

     The Bank conducts transactions with its directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Bank that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans for 2004.

Balance at December 31, 2003  $  525,268
New loans                      1,642,886
Repayments                       114,077
                              ----------

Balance at December 31, 2004  $2,054,077
                              ==========

     At December 31, 2004 and 2003, deposits from directors, executive officers and their related interests aggregated $3,203,613 and $3,479,185, respectively. These deposits were taken in the normal course of business at market interest rates.

(12) MISCELLANEOUS  OPERATING  INCOME  AND  EXPENSES

     Components of other operating income and expenses which are greater than 1% of interest income and other operating income are as follows:

                                                                   2004     2003     2002
                                                                 --------  -------  -------
Other income:
  Increase in cash surrender value of bank owned life insurance  $ 54,000   68,782    1,442

Other expenses:
  ATM surcharge                                                  $ 81,336   77,955   72,708
  Data processing                                                $231,500  226,141  198,277
  Professional fees                                              $135,319  154,421  158,791
  Stationery & supplies                                          $ 87,663   60,444   51,718
  Other taxes & licenses                                         $ 85,330   53,600   41,886

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

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

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 2004 and 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The actual capital amounts and ratios are also presented in the table.

                                                                               To Be Well
                                                                            Capitalized Under
                                                       For Capital          Prompt Corrective
                                     Actual         Adequacy Purposes       Action Provisions
                             -------------------  ---------------------  -----------------------
                               Amount     Ratio     Amount      Ratio      Amount       Ratio
                             -----------  ------  ----------  ---------  -----------  ----------
AS OF DECEMBER 31, 2004:
Total Capital
  (to Risk Weighted Assets)
    Consolidated             $12,452,000  11.52%  $8,647,000       8.0%      N/A            N/A
    Bank                     $12,302,000  11.39%  $8,642,000       8.0%  $10,803,000       10.0%
Tier 1 Capital
  (to Risk Weighted Assets)
    Consolidated             $11,249,000  10.41%  $4,323,000      4.00%      N/A            N/A
    Bank                     $11,099,000  10.27%  $4,321,000      4.00%  $ 6,482,000       6.00%
Tier 1 Capital
  (to Average Assets)
    Consolidated             $11,249,000   8.70%  $5,171,000      4.00%      N/A            N/A
    Bank                     $11,099,000   8.63%  $5,146,000      4.00%  $ 6,433,000       5.00%

AS OF DECEMBER 31, 2003:
Total Capital
  (to Risk Weighted Assets)
    Consolidated             $11,648,000   13.8%  $6,767,000      8.00%      N/A            N/A
    Bank                     $ 9,653,000   11.4%  $6,761,000      8.00%  $ 8,452,000      10.00%
Tier 1 Capital
  (to Risk Weighted Assets)
    Consolidated             $10,749,000   12.7%  $3,383,000      4.00%      N/A            N/A
    Bank                     $ 8,754,000   10.4%  $3,381,000      4.00%  $ 5,071,000       6.00%
Tier 1 Capital
  (to Average Assets)
    Consolidated             $10,749,000   10.7%  $4,021,000      4.00%      N/A            N/A
    Bank                     $ 8,754,000    9.6%  $3,658,000      4.00%  $ 4,573,000       5.00%

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(13) REGULATORY  MATTERS,  CONTINUED

     Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. In 2005, the Bank can pay dividends totaling approximately $323,000 to the Company without prior regulatory approval.

(14) FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

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

     Federal  Funds  Purchased
     -------------------------
     The carrying value of federal funds purchased approximates fair value.

     Federal  Home  Loan  Bank  Advances
     -----------------------------------
     The fair value of the Federal Home Loan Bank fixed rate borrowings are estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

     Commitments to Extend Credit and Standby Letters of Credit
     ----------------------------------------------------------
     Commitments to extend credit and standby letters of credit are generally short-term and at variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(14) FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS,  CONTINUED

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

     The carrying amount and estimated fair values of the Company's financial instruments as of December 31, 2004 and 2003 are as follows (amounts in thousands):

                                                       2004                 2003
                                              ---------------------  --------------------
                                              Carrying   Estimated   Carrying  Estimated
                                               Amount    Fair Value   Amount   Fair Value
                                              ---------  ----------  --------  ----------
Assets:
  Cash and cash equivalents                   $   5,902       5,902     7,981       7,981
  Interest-bearing deposits with other banks      2,688       2,688     1,755       1,755
  Investment securities available-for-sale       15,998      15,998    17,019      17,019
  Other investments                                 610         610       574         574
  Loans, net                                    101,437     100,552    71,012      71,232
  Cash surrender value of life insurance          1,424       1,424     1,370       1,370
Liabilities:
  Deposits                                    $ 111,298     113,535    83,748      85,102
  Federal funds purchased                         2,000       2,000         -           -
  Federal Home Loan Bank advances                 7,980       8,390     7,980       8,782

(15) STOCKHOLDERS'  EQUITY

     Shares of preferred stock may be issued from time to time in one or more series as established by resolution of the Board of Directors of the Company, up to a maximum of 2,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board.

(16) PENDING  RE-ORGANIZATION

     On February 9, 2005, the Company's Board of Directors unanimously approved a plan providing primarily for the termination of the Company's reporting obligations under the Securities and Exchange Act of 1934 (the "Act"). Under the plan, record holders of 500 or fewer shares of Company common stock will receive cash in exchange for their shares in an amount equal to $17.50 per share. Shares held by shareholders owning more than 500 shares of record (including, for purposes of the plan, any

     IRA account that holds more than 500 shares) will remain outstanding and be unaffected by the plan.

     Based on the Company's current shareholder census, management anticipates that the plan will reduce the number of shareholders below 300, which will enable the Company to notify the Securities and Exchange Commission (the "SEC") that it is entitled to cease filing annual, quarterly and current reports, proxy statements and other reports under the Exchange Act. Management estimates that the cessation of these reporting obligations will result in significant savings in legal, accounting and administrative expenses.

     The plan is subject to various conditions, including the approval by the Company's shareholders following the distribution of a definitive proxy statement describing the terms and effects of the plan. The Company expects to complete the transaction during the second quarter of 2005.

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(17) DECATUR FIRST BANK GROUP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                                 Balance Sheets

                           December 31, 2004 and 2003

                                     Assets
                                     ------

                                                          2004         2003
                                                      ------------  -----------
Cash and cash equivalents                             $    85,917      119,097
Interest-bearing deposit                                    7,181      105,377
Investment in Bank                                     11,017,640    9,712,214
Investment securities available-for-sale                        -      721,594
Other assets                                               55,622       32,012
                                                      ------------  -----------

                                                      $11,166,360   10,690,294
                                                      ============  ===========

                      Liabilities and Shareholders' Equity
                      ------------------------------------

Shareholders' equity                                  $11,166,360   10,690,294
                                                      ============  ===========


                                  Statements of Earnings

                   For the Years Ended December 31, 2004, 2003 and 2002

                                                          2004          2003       2002
                                                      ------------  -----------  --------
Income:
  Interest income                                     $    17,349       31,262    40,889
                                                      ------------  -----------  --------

Expenses:
  Salaries and employee benefits                            9,515        5,495     9,993
  Loss on sale of securities                                1,902            -         -
  Other operating                                          61,016       76,330    49,927
                                                      ------------  -----------  --------

    Total expenses                                         72,433       81,825    59,920
                                                      ------------  -----------  --------

    Loss before equity in undistributed earnings
      of Bank and income tax benefit                      (55,084)     (50,563)  (19,031)

Equity in undistributed earnings of Bank                  645,709      806,237   645,063

Income tax benefit                                         20,932       19,213     7,232
                                                      ------------  -----------  --------

      Net earnings                                    $   611,557      774,887   633,264
                                                      ============  ===========  ========

                         DECATUR FIRST BANK GROUP, INC.
                                 AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(17) DECATUR  FIRST  BANK  GROUP,  INC.  (PARENT  COMPANY  ONLY)  FINANCIAL
     INFORMATION, CONTINUED

                                       Statements of Cash Flows

                         For the Years Ended December 31, 2004, 2003 and 2002

                                                                        2004       2003       2002
                                                                     ----------  ---------  ---------
Cash flows from operating activities:
  Net earnings                                                       $ 611,557    774,887    633,264
  Adjustments to reconcile net earnings to net cash (used) provided by operating activities:
      Equity in undistributed earnings of Bank                        (645,709)  (806,237)  (645,063)
      Provision for stock awards                                         9,515      5,495      9,993
      Loss on sale of securities                                         1,902          -          -
      Change in other assets                                           (17,141)    42,760      5,698
                                                                     ----------  ---------  ---------

          Net cash (used) provided by operating activities             (39,876)    16,905      3,892
                                                                     ----------  ---------  ---------

Cash flows from investing activities:
  Net change in interest-bearing deposits                               98,196     (2,676)  (102,701)
  Investment in Bank                                                  (800,000)         -          -
  Proceeds from sales, maturities and calls of securities
      available-for-sale                                               708,500    400,000    202,219
  Purchase of securities available-for-sale                                  -   (408,396)         -
                                                                     ----------  ---------  ---------

          Net cash provided (used) by investing activities               6,696    (11,072)    99,518
                                                                     ----------  ---------  ---------

Cash flows from financing activities:
  Purchase of treasury stock                                                 -     (1,450)  (107,500)
                                                                     ----------  ---------  ---------

          Net cash used in financing  activities                             -     (1,450)  (107,500)
                                                                     ----------  ---------  ---------

Net change in cash and cash equivalents                                (33,180)     4,383     (4,090)

Cash and cash equivalents at beginning of year                         119,097    114,714    118,804
                                                                     ----------  ---------  ---------

Cash and cash equivalents at end of year                             $  85,917    119,097    114,714
                                                                     ==========  =========  =========

                                CORPORATE AND SHAREHOLDER INFORMATION
-----------------------------------------------------------------------------------------------------
                                    DECATUR FIRST BANK GROUP, INC.
                                              DIRECTORS
-----------------------------------------------------------------------------------------------------

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

ROGER K. QUILLEN                       JAMES T. SMITH, III             KIRBY A. THOMPSON
Attorney                               Business Owner                  Vice President
                                       Rutland Contracting Co.         Equifax

JUDY B. TURNER
President and Chief Executive Officer
Decatur First Bank Group, Inc.

-----------------------------------------------------------------------------------------------------
                                         DECATUR FIRST BANK
                                         OFFICERS AND STAFF
-----------------------------------------------------------------------------------------------------
OFFICERS

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

KENNETH W. HORNE                       DORIS M. SHELTON                JUANITA MARZETTE
Vice President/                        Assistant Corporate Secretary   Human Resources Coordinator
Credit Analyst

WILBUR (BILL) G. KURTZ, III            LARRY WOMACK                    PAM BRADLEY
Division President                     Vice President                  Retail Manager
Lake Oconee Community Bank             Lake Oconee Community Bank

STAFF

MARIA BERRY                            ANGELA CARTER                   RAY MCDONALD
Assistant Retail Manager               Head Teller                     Operations Specialist

CALE RANDALL                           RON RICE                        MARY JACKSON
Receptionist                           Courier                         Operations Specialist

LISA THOMPSON                          ARLIA SLOTKIN                   DEIDRE WILLIAMS
Teller/Cust Service Specialist         Teller/Cust Service Specialist  Teller/Cust Service Specialist

RENE  WILSON                           TERRI WILLIAMS                  YVONNE REEVES
Loan Administrator                     Loan Administrator              Loan Administrator I

CASSANDRA RUFFIN                       ANTHONY KEMP                    SANDRA WILLIAMS
Teller/Cust Service Specialist         Teller/Cust Service Specialist  Assistant Retail Manager

ORLENE SKEETE                          JESSICA JOHNSON                 BRANDY ODUM
Teller/Cust Service Specialist         Teller/Cust Service Specialist  Teller/Cust Service Specialist

STEPHANIE LEWIS                        ANDREA HOGAN
Teller/Cust Service Specialist         Teller/Cust Service Specialist